Form 10-K, Exhibit 13
period 1996-02-29
AZTEC MANUFACTURING CO
filed 1996-05-23
CIK 8947

                                                                      EXHIBIT 13

[LOGO OF AZTEC MANUFACTURING CO.]



 .    13-YEAR HIGH FOR SALES AND EARNINGS

 .    14 STRAIGHT QUARTERS OF SALES GROWTH

 .    FISCAL YEAR 1997 OUTLOOK EXCELLENT




                                           1996 Annual Report
                                    Fiscal Year Ended February 29, 1996

                            A PLAN FOR DIVERSIFIED

                                    GROWTH


Aztec Manufacturing Co., once principally a processor of oil field tubing, has in recent years aggressively expanded into two financially complementary industry areas--electrical products and galvanizing services.

The Electrical Products Segment consists of three companies with differing product lines, each possessing a strong position in a niche market and excellent prospects for growth.

The Galvanizing Segment, working in a fragmented industry, is being scaled up rapidly through acquisitions and plant construction, thereby providing increasingly strong cash flow for overall corporate growth.

The Oil Field Products Segment, now much reduced in size, is being reoriented to improve its growth and profitability.



                             FINANCIAL HIGHLIGHTS
                   (in thousands, except per share amounts)

                                               1996       1995       1994
- -----------------------------------------------------------------------------
Net Sales                                    $49,184    $44,608    $40,834
Net Income                                     2,582      1,578      2,172
Income Per Share - Fully Diluted                0.45       0.27       0.37

Total Assets                                 $42,621    $40,791    $34,060
Long-Term Debt                                 9,516     10,484      6,622
Shareholders' Equity                          23,160     21,376     19,548

Net Cash Provided By Operating Activities    $ 9,103    $    40    $ 3,765

Average Shares Outstanding                     5,634      5,698      5,625
- -----------------------------------------------------------------------------

                          LETTER TO OUR SHAREHOLDERS


Aztec Manufacturing Co. has resumed its strong earnings growth. For both the fourth quarter and fiscal year ended February 29, 1996, sales, net income and earnings per share reached the highest levels in thirteen years--setting new records for Aztec in its current business configuration.

The outlook for ongoing growth in fiscal 1997 is excellent. Aztecs sales continue to expand, with both the Electrical Products and Galvanizing Segments contributing. Fiscal 1996 fourth period sales advanced for the 14th straight quarter, and we look for further increases in fiscal 1997.

Plans for future expansion of Aztec are well under way. Our Electrical Products Segment is now operating much more efficiently as a result of restructuring, and we are reviewing new acquisition opportunities in this area. Effective February 1, 1996, we acquired Arkansas Galvanizing, Inc., our eighth and second largest galvanizing facility, and we are working on additional acquisitions for this segment as well. In the Oil Field Products Segment, there have been new industry developments which open up prospects for obtaining a good level of sustained profitability.

In the operational review on the next two pages, you will find more details about the specific achievements of our individual operations and the steps being taken to increase sales and profits. These changes hold much significance for the future of Aztec, and we hope you will take time to learn about them.

It was with deep sorrow and great personal loss that we recorded, on April 15, 1996, the passing of Mr. R.W. Dial, a member of the Board of Directors since 1958. In the years he served on the Board of our Company, he made invaluable contributions to its progress.

The Board of Directors on February 20, 1996, declared a year-end cash dividend of three cents per share, a 50 percent increase over the previous payment. This dividend was paid March 29, 1996, to Shareholders of record March 15, 1996.

The Aztec annual meeting is scheduled for 10:00 a.m. Tuesday, July 9, 1996, at the Petroleum Club in the Derrick I Room on the 39th floor of the Continental Plaza, Fort Worth, Texas. We urge all Shareholders who are able to attend to do so.

Thank you for your interest and your support of Aztec. The year ahead should bring good things for our Company. We will keep you informed.

Sincerely,



L.C. Martin
Chairman of the Board,
President and
Chief Executive Officer

REVIEW OF OPERATIONS


ELECTRICAL PRODUCTS
TARGETING NEW WAYS TO GROW

Aztecs Electrical Products Segment is comprised of Rig-A-Lite Partnership, Ltd., The Calvert Company, and Atkinson Industries, Inc. This segment provides a wide range of specialized electrical equipment and services to utility, industrial, commercial, communication and petrochemical customers. In fiscal 1996, the segments continued penetration of its domestic markets, combined with a strong emphasis on its international markets, produced revenues exceeding $30 million for the first time, helping the segment generate 61 percent of Aztecs consolidated revenues.

RIG-A-LITE PARTNERSHIP, LTD. completed another record year in fiscal 1996. Following up on three consecutive growth years, Rig-A-Lite continues to expand into a variety of niche markets with a widening array of lighting products for hazardous and severe environment locations. After a successful introduction in fiscal 1995, Rig-A-Lites line of lighting products for food processing applications spearheaded the Companys growth in fiscal 1996. Strengthening its position in the domestic commercial and industrial markets, Rig-A-Lite expanded its product portfolio by designing a line of fixtures for application in the marine environment as well as re-engineering several products for use in very high temperature locations. In order to carry forward its growth in highly competitive industrial markets and to react more quickly to new product opportunities, Rig-A-Lite is continually streamlining and upgrading its production capabilities. In fiscal 1996, investment in state of the art computer-controlled equipment gave Rig-A-Lite a low cost and flexible capability to produce complex subassemblies for its ever-widening product set.

Rig-A-Lite emerged from fiscal 1996 strongly positioned for ongoing growth. As new technologically advanced light sources are developed and become economically viable, Rig-A-Lite will create new products and direct its marketing efforts to an even broader customer base.

ATKINSON INDUSTRIES, INC. completed its record year in fiscal 1996 by tapping the growth potential of some new market segments. Atkinsons factory fabricated power centers, control centers, and instrumentation enclosures continued to command top of the line acceptance in their traditional utility, industrial, and mining applications. Maintaining its strong market position with key utilities and major process-related industrial customers provided the impetus for Atkinsons growth. The general decline in mining-related markets was more than offset by a strong expansion into the new and fast-growing market for enclosures to house communications network hub equipment. Having quickly become a significant part of Atkinsons business, this market holds promise for continued growth.

Working closely with end-users and major engineering firms, Atkinson has enhanced its ability to meet customer demands for specialized products and features. Designing and building customized enclosure layouts to incorporate highly specialized equipment and controls gives Atkinson customers a completely integrated system in a rugged, portable, and ready-to-operate package. Even external trim features have been customized to meet customer requests.

With its expanding capabilities in design and fabrication, penetration of new market segments, and a reputation for top quality products, Atkinson is now able to offer future customers a broad array of value-added capabilities.

THE CALVERT COMPANY achieved significant improvement in results in fiscal 1996 over the prior year. Revenues increased by over 15 percent and Calvert returned to operational profitability by demonstrating tighter cost controls and increased efficiencies. Calverts broad variety of bus duct products for the power generation and distribution industries continued to find its greatest growth in the international marketplace. The rapid development of electrical power generation infrastructures in the Far East, Asia and South America has focused the attention of all major suppliers and engineering firms on these markets. While Calvert continues to deal with both domestic and international customers, nearly 75 percent of all Calvert shipments are destined eventually for foreign markets. Dealing efficiently with the demands of designing, manufacturing, and transporting for those global applications has been a key factor in Calverts success.

Just as importantly, Calvert has dramatically restructured its internal capabilities. A Total Quality Management program is now serving to re-engineer internal processes and procedures while measurably improving both product and service quality. Product families are being redesigned and standardized to reduce cost, improve performance, and shorten production cycles. Major investments have been made by Calvert to expand its production facility and to update its manufacturing techniques. Long-term partnerships, now being established with leading engineering and construction firms serving the worldwide power generation industry, are expected to be strongly supportive to Calverts future sales growth.

During fiscal 1996, Calvert displayed steady improvement in revenues, profits, and operational capabilities. That process of improvement will continue as Calvert moves forward to solidify a leadership role in its global markets.

REVIEW OF OPERATIONS



GALVANIZING
A RAPID GEOGRAPHICAL EXPANSION

Since 1965, when Aztec built its first galvanizing plant to serve internal needs, the Galvanizing Segment has been expanded rapidly through construction and acquisition. Today this division operates a total of eight plants, serving a broad geographic area in the South and Southwest. It has become one of the nations largest galvanizing enterprises.

In fiscal 1996 Aztec galvanizing provided long-term, cost-effective corrosion protection for more than 58,000 tons of fabricated steel products and, with sales up 33 percent over fiscal 1995, accounted for 35 percent of the Companys total revenue. This segment has never been unprofitable, and it has offered a consistent flow of cash to the Corporation as a whole.

Growth potential of this business--in volume throughput, number of customers, and market area--continues to be supported by plant additions. Arizonas first and only new galvanizing facility, opened by Aztec near Phoenix in November 1994, became profitable in its first year and continues to build an imposing customer list.

1996 Segment Sales

[BAR CHART APPEARS HERE]


1996 Operating Income

[BAR CHART APPEARS HERE]


Effective February 1, 1996, Arkansas Galvanizing, Inc. was acquired, giving the segment a new facility exceeded only by the Crowley operation in volumes processed.

The result of this aggressive expansion program has been to increase Aztecs galvanizing volume by 71 percent in just 3 years and to make the segments services available to customers from Southern California to the Florida panhandle and northward up into the Mid-continent area.

Because galvanizing provides metallurgically bonded protection, it offers economic advantages over repetitive application of coatings or use of costly stainless steel. For many years, the U.S. galvanizing industry has consisted of a scattering of fragmented small facilities. But consolidation of these units, led by Aztec along with several other companies, is creating a stronger, more competitive industry. There is considerable opportunity now ahead for this resurgent business. The U.S. has tended to lag many parts of the world in recognizing the economic value of galvanizing. In Europe, for example, about 35 percent of all rolled steel is galvanized, compared to just 6 percent in this country. Through coordinated industry effort, the U.S. share of market is expected to be increased in the years ahead.

To capitalize on this larger opportunity, Aztec galvanizing is providing more value-added services. This strategy is intended not only to improve benefits to the customer but also to leverage both sales and profitability beyond the ongoing growth of the Companys facilities.


OIL FIELD PRODUCTS
FINANCIAL BENEFITS FROM PLANT PROGRAM

Because of changing conditions in the industry it serves, Aztecs Oil Field Products Segment has become a diminishing contributor to overall Corporate results, accounting for only 4 percent of consolidated revenues in fiscal 1996.

After the close of the Companys fiscal year, a contract was executed to sell the Companys idle Houston facility. Once this sale is complete, additional cash flows will be generated due to the elimination of carrying costs, and debt will be reduced. Meanwhile, this segment continues to produce small-diameter oil field tubular products and pup joints in its Crowley, Texas plant.

New opportunities are now emerging in the oil industry which could enable this unit to achieve a good level of sustained profitability in years to come.

MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

Aztec Manufacturing Co. (the Company) focuses on three industrial markets:
Electrical Products, Galvanizing, and Oil Field Services. The Company reported sales of $49.2 million for fiscal 1996 compared with $44.6 million in the previous year. Net income for fiscal 1996 was $2.6 million or 45 cents per share compared with $1.6 million or 27 cents per share fully diluted. Net income for fiscal 1995 reflected a pre-tax charge of $1.3 million for inventory write-downs and reserves for estimated liabilities. A discussion concerning effects of new accounting standards can be found in note 1 of Notes to Consolidated Financial Statements.


LIQUIDITY AND CAPITAL RESOURCES

YEARS ENDED FEBRUARY 29, 1996, FEBRUARY 28, 1995 AND FEBRUARY 28, 1994

The Companys financial condition, though strong in prior years, improved dramatically during 1996. The improvement is attributed primarily to increased profitability and better utilization of working capital. The Companys primary sources of liquidity are cash flows from operating activities and bank debt.

Cash provided by operating activities was $9.1 million in 1996, compared to $39,500 in 1995 and $3.8 million in 1994. The increased cash flows from operations in 1996 as compared to 1995 were attributed to improved profits and reductions in outstanding accounts receivable, primarily at Calvert, as well as a Company-wide reduction in inventories. The increase in the Companys actual write-off for credit losses in the amount of $589,000 for 1996 included $334,000 that was attributed to Calvert and recognized in 1995. Subsequent to year end, the Company executed a six month Option To Purchase Agreement to sell its idle Houston Tubing Facility. A write-down of $458,000 against this facility was recorded in fiscal 1996 to adjust the assets to the estimated realizable value the Company anticipates it will receive upon its disposition.

The Company purchased in February, 1996, 100 percent of the outstanding stock of Arkansas Galvanizing, Inc. for approximately $4.2 million in cash and the assumption of approximately $.8 million in liabilities. The purchase was funded from borrowings under the Companys credit facility. Other major uses of cash during fiscal 1996 were capital expenditures, repayment of debt, payment of cash dividends, and the purchase of treasury stock.

Total assets increased to $42.6 million in 1996, from $40.8 in 1995, primarily attributable to the acquisition of Arkansas Galvanizing, Inc. The Companys long-term debt-to-equity ratio improved to .46 to 1 in 1996 from .52 to 1 in 1995.

Shareholders equity grew to $23.2 million, up 8 percent from fiscal 1995. Working capital for 1996 was $7.9 million compared to $10.1 million in 1995. The Company generally uses available cash to reduce bank debt. Portions of reductions in accounts receivable and inventories through the course of 1996 were applied to long-term debt, thereby reducing working capital. The Companys current ratio remains strong at 1.89 to 1 for 1996.

The Company maintains a $16 million credit facility, which consists of a $10 million revolving line of credit and $6 million in term notes. Current availability under this credit facility is approximately $5.5 million. Management believes that the credit facility, current assets and cash generated from operations will be sufficient to accommodate the Companys liquidity needs for fiscal 1997.


RESULTS OF OPERATIONS

YEAR ENDED FEBRUARY 29, 1996 (1996) COMPARED WITH YEAR ENDED FEBRUARY 28, 1995
(1995)

Consolidated net sales for 1996 grew by $4.6 million or 10 percent over 1995. The Companys Electrical Products Segment, which is made up of Rig-A-Lite Partnership L.T.D. (Rig-A-Lite) , The Calvert Company (Calvert) and Atkinson Industries, Inc. (Atkinson) showed a 10 percent increase in revenues for 1996 as compared to 1995. Rig-A-Lites consolidated revenues increased 7 percent for 1996. Revenues from the industrial lighting market increased 9 percent for 1996 over 1995 due to continued sales emphasis in this market. Revenues generated from the petroleum industry were flat for 1996 as compared to 1995. Calverts revenues increased 15 percent for 1996 due to an intensified emphasis on marketing. The majority of Calverts products were shipped to foreign markets during 1996. Atkinson revenues were up 6 percent in 1996, a record year. Revenues in the Galvanizing Segment were up 33 percent for 1996 as compared to 1995. This increase was primarily due to an approximate 31 percent increase in the volume of steel processed, as well as improved average selling prices over 1995, including a full year of Arizona Galvanizing operations. The addition of Arkansas Galvanizing, Inc., effective February 1, 1996, was a small contributor to revenues for 1996. The Oil Field Products Segment, which consists of the processing of oil field tubular products at the Crowley facility, was down 51 percent for 1996. This segment generated 4 percent of the consolidated revenues of the Company in 1996. The Company is guardedly optimistic that this segment will improve in fiscal 1997.

MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



Consolidated operating income (see note 9 of Notes to Consolidated Financial Statements) increased $2.6 million or 47 percent for 1996, as compared to 1995. The Electrical Products Segment showed a dramatic improvement for 1996, with operating income up 214 percent over 1995. Rig-A-Lites operating income for 1996 was up 10 percent from 1995 due to increased volume as well as improved operating margins. Calvert showed an operating income for 1996 as compared to an operating loss in 1995. This was achieved through improved cost controls and increased efficiencies. Atkinsons operating income for 1996 was up 20 percent from 1995 due to improved margins and operating efficiencies. The Galvanizing Segments operating income improved 40 percent, consistent with increased revenues for 1996. Arkansas Galvanizing should be a significant contributor for fiscal 1997. The Oil Field Products Segment showed a $428,000 operating loss for 1996 as compared to $1.1 million in operating income for 1995. The operating loss was attributed to reduced volume.

General corporate expenses for 1996 increased by 47 percent over 1995. This increase was attributed to higher employee benefits and profit sharing expenses, higher expense for professional services and increased selling expenses. Interest expense in 1996, as compared to 1995, increased due to higher interest rates through the course of the year as well as additional borrowings for the purchase of Arkansas Galvanizing in February, 1996.

Other (income) expense was made up of scrap sales, gain on sales of equipment, write-down of assets held for sale, and other (income) expense items not specifically identifiable to a segment.


YEAR ENDED FEBRUARY 28, 1995 (1995) COMPARED WITH YEAR ENDED FEBRUARY 28, 1994
(1994)

Consolidated net sales in 1995 grew by $3.8 million or 9 percent over 1994. The Company's Electrical Products Segment revenues were flat for 1995 as compared to 1994. In this segment, Rig-A-Lite's total revenues increased approximately 10 percent in 1995 as compared to 1994. Rig-A-Lite's revenues from the industrial lighting market increased approximately 38 percent in 1995 as compared to 1994, due to increased sales emphasis, as well as new product development. Rig-A-Lite's revenues generated from the petroleum industry were down approximately 42 percent during 1995, due to the slow down in the international petroleum industry. Revenues from Calvert and Atkinson were down approximately 5 percent and 4 percent respectively for 1995 as compared to 1994. Revenues in the Galvanizing Segment were up approximately 34 percent in 1995 over 1994. This increase was primarily due to an approximate 31 percent increase in the volume of steel processed, as well as improved average selling prices over 1994. As expected, the opening of the Company's Arizona Galvanizing facility in late 1995 was a small contributor to 1995 revenues. The Oil Field Products Segment, which consists of the processing of oil field tubular products at the Crowley facility, continued its 1994 growth during the first 9 months of 1995. Revenues for 1995 were up approximately 13 percent from 1994 but began to decline in the latter part of fiscal 1995. Revenues generated from this segment were less than 10 percent of the Company's consolidated revenues for 1995.

Consolidated operating income (see note 9 of Notes to Consolidated Financial Statements) decreased $1.1 million, or 17 percent for 1995, as compared to 1994. The Electrical Products Segment was down approximately 67 percent in 1995. Rig-A-Lite's operating income in 1995 was higher as compared to 1994, due to increased volume in the industrial lighting market and from revenues generated by new product introductions. Operating income at Calvert, which manufactures electrical bus duct systems for the power generation industry, was adversely affected by lower margins, production inefficiencies and related inventory write-downs, estimated warranty costs, and estimated losses on certain future contracts. Calvert experienced losses and decreases in profitability in both fiscal 1995 and 1994. Atkinson's operating income in 1995, as compared to 1994, was lower due to reduced margins being accepted on certain jobs to increase backlogs. The Galvanizing Segment's operating margins improved due to increased revenues and improved efficiencies for 1995. The Company's Arizona Galvanizing facility showed an operating loss of approximately $335,000 during the last quarter of 1995. The loss included normal start-up costs associated with the opening of this new facility. Operating income from the Oil Field Products Segment was up due to increased volume of tubing processed for 1995 as compared to 1994.

General corporate expenses decreased 32 percent in 1995, as compared to 1994. This decrease was attributed to lower employee benefit and profit sharing expense, reduced expenditures for professional services, and a larger percent being allocated directly to the Company's segments in 1995. Interest expense in 1995, as compared to 1994, was higher due to higher interest rates and larger outstanding loan balances associated with borrowings related to the construction of the Company's Arizona Galvanizing facility.

Other (income) expense is made up of scrap sales, gain on sale of equipment and other (income) expense items not specifically identifiable to a segment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


ENVIRONMENTAL MATTERS

In the course of its galvanizing operations, the Company is subject to occasional governmental proceedings and orders pertaining to noise, air emissions and water discharges into the environment. As part of its continuing environmental program, the Company has complied with such proceedings and orders without any materially adverse effect on its business.

In August 1988, the Company received a letter from the Texas Water Commission ("TWC") regarding remedial actions at a chemical waste disposal site near Ranger, Texas. Records indicate the Company may have generated a portion of the waste placed at the site and, therefore, has been deemed by the TWC to be a Potentially Responsible Party ("PRP"), with respect to the site under the Texas Solid Waste Disposal Act, Chapter 361, Texas Health and Safety Code. The Company, together with other companies that may have generated waste placed at the site, is participating with the TWC in a clean-up study at the site. No materially adverse findings have resulted from the reviews to date.

The Company provides for costs related to contingencies when a loss is probable and the amount is reasonably determinable. It is the opinion of management, based on past experience, that the ultimate resolution of these contingencies, to the extent not previously provided for, will not have a materially adverse effect on the Company.



CONSOLIDATED SUMMARY OF OPERATIONS AND OTHER FINANCIAL INFORMATION

                                                                   Fiscal Year
                                        ---------------------------------------------------------------
                                          1996(a)       1995        1994(b)        1993         1992
                                        -----------  -----------  -----------  -----------  -----------
                                               (Dollars in thousands, except per share amounts)
Summary of operations:
   Net sales                              $49,184      $44,608      $40,834      $30,834      $30,238
   Net income                               2,582        1,578        2,172        1,073        1,009

Income per share (c):
   Net income--assuming no dilution       $   .46      $   .28      $   .39      $   .19      $   .18
   Net income--assuming full dilution         .45          .27          .37          .19          .18
Cash dividends per share                      .03          .02         .045          .10         .098


Total assets                              $42,621      $40,791      $34,060      $25,827      $25,986
Long-term debt, excluding current
   portion                                  9,516       10,484        6,622        1,730        3,057
Shareholders' equity                       23,160       21,376       19,548       17,547       17,036

(a)  Includes the acquisition of a subsidiary in February 1996.

(b)  Includes the acquisition of two subsidiaries in March 1993 and January
     1994.

(c) Per share data has been retroactively adjusted for a 5 percent stock dividend declared and paid in 1992 and the dilutive effect of stock options.

STOCK PRICES AND DIVIDENDS PER SHARE

                         FISCAL 1996                                       FISCAL 1995
                                      Cash                                               Cash
                High Bid   Low Bid  Dividend                       High Bid   Low Bid  Dividend
              --------------------------------                   --------------------------------
1st Quarter      $4-1/2    $3-1/2    $ .00         1st Quarter      $6-3/8    $4-5/8    $ .00

2nd Quarter       3-7/8     3-1/8      .00         2nd Quarter       5-1/2     4-5/8      .00

3rd Quarter       4-1/8     3-1/4      .00         3rd Quarter       5-1/8     4-1/8      .00

4th Quarter       5-3/8     3-1/2      .03         4th Quarter        5        3-7/8      .02

Whole Year        5-3/8     3-1/8      .03         Whole Year        6-3/8     3-7/8      .02

Stock Prices: The above quotations represent prices between dealers and do not include retail mark-up, mark-down or commission. They may or may not represent actual transactions. Daily bid/ask closing prices are quoted in the National OTC List. The Company's common stock trades on the NASDAQ Stock Market under the symbol: AZTC.



REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



Board of Directors and Shareholders
Aztec Manufacturing Co.

We have audited the accompanying consolidated balance sheets of Aztec Manufacturing Co. as of February 29, 1996 and February 28, 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended February 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aztec Manufacturing Co. at February 29, 1996 and February 28, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 29, 1996, in conformity with generally accepted accounting principles.


                                                          Ernst & Young  LLP

Fort Worth, Texas
March 29, 1996

AZTEC MANUFACTURING CO. CONSOLIDATED BALANCE SHEETS

February 29, 1996 and February 28, 1995

Assets                                                                                       1996               1995
- ------                                                                               -----------------  -----------------
Current assets:

   Cash and cash equivalents                                                            $   416,223        $   192,764
   Accounts receivable, net of allowance for doubtful accounts of $200,000 in
     1996 and $225,000 in 1995                                                            9,483,471         10,896,521
   Inventories                                                                            6,672,548          7,233,278
   Prepaid expenses and other                                                               192,047             97,217
                                                                                     -----------------  -----------------
       Total current assets                                                              16,764,289         18,419,780

Property, plant, and equipment, at cost:
   Land                                                                                   1,212,750          1,167,750
   Buildings and structures                                                              12,859,464         11,639,249
   Machinery and equipment                                                               12,080,903         10,699,045
   Furniture and fixtures                                                                 1,244,137          1,132,427
   Automotive equipment                                                                     592,689            517,273
   Construction in progress                                                                 255,725            107,471
                                                                                     -----------------  -----------------
                                                                                         28,245,668         25,263,215
   Less accumulated depreciation                                                         11,420,716          9,997,401
                                                                                     -----------------  -----------------
        Net property, plant, and equipment                                               16,824,952         15,265,814

Property held for sale, net of accumulated depreciation of $1,209,000 in
   1996 and $1,133,100 in 1995                                                            1,504,756          2,038,288
Intangible assets, less accumulated amortization of $1,427,600 in
   1996 and $1,313,500 in 1995                                                              425,430            471,285
Costs in excess of fair value of assets purchased, less accumulated
  amortization of $642,300 in 1996 and $420,400 in 1995                                   6,867,543          4,310,296
Other assets                                                                                234,340            285,704
                                                                                     -----------------  -----------------

                                                                                        $42,621,310        $40,791,167
                                                                                     =================  =================

Liabilities and Shareholders' Equity
- ------------------------------------
Current liabilities:

   Accounts payable                                                                     $ 4,077,754        $ 4,131,414
   Accrued salaries and wages                                                               693,338            536,315
   Other accrued liabilities                                                              2,038,227          1,974,607
   Income taxes                                                                             517,355            145,215
   Long-term debt due within one year                                                     1,558,926          1,515,593
                                                                                     -----------------  -----------------
       Total current liabilities                                                          8,885,600          8,303,144

Long-term debt due after one year                                                         9,516,472         10,484,094

Net deferred income tax liability                                                         1,058,993            627,856

Shareholders' equity:
   Common stock, $1 par value; 25,000,000 shares authorized; 5,772,895 and
     5,741,260  shares issued at February 29, 1996 and February 28, 1995,
     respectively                                                                         5,772,895          5,741,260
   Capital in excess of par value                                                         9,283,268          9,219,998
   Retained earnings                                                                      8,830,213          6,414,815
   Less common stock held in treasury (232,362 shares, at cost)                            (726,131)                --
                                                                                     -----------------  -----------------
        Total shareholders' equity                                                       23,160,245         21,376,073
                                                                                     -----------------  -----------------

                                                                                        $42,621,310        $40,791,167
                                                                                     =================  =================


See accompanying notes.

AZTEC MANUFACTURING CO. CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY

Years Ended February 29, 1996 and February 28, 1995 and 1994

                                                                        1996                  1995                  1994
                                                                --------------------  ---------------------   -------------------
Net sales                                                              $49,184,383           $44,607,665           $40,834,492
Costs and expenses:
     Cost of sales                                                      36,352,710            34,129,695            30,242,734
     Selling, general, and administrative                                7,548,641             6,566,317             6,684,185
     Net (gain) loss on sale of property, plant, an                         45,162                 3,040              (217,284)
     Interest expense                                                      912,586               822,627               559,876
     Other expense, net                                                     57,923               477,525                 3,787
                                                                -------------------   ---------------------   -------------------
                                                                        44,917,022            41,999,204            37,273,298
                                                                -------------------   ---------------------   -------------------

Income before income taxes                                               4,267,361             2,608,461             3,561,194

Income taxes:
     Current expense                                                     1,514,762             1,269,735             1,287,130
     Deferred expense (benefit)                                            170,986              (239,406)              101,736
                                                                -------------------   ---------------------   ------------------
                                                                         1,685,748             1,030,329             1,388,866
                                                                -------------------   ---------------------   ------------------

     Net income                                                        $ 2,581,613           $ 1,578,132           $ 2,172,328
                                                                ===================   =====================   ==================
Income per share:
     Assuming no dilution                                                 $.46                 $.28                 $.39
                                                                         -----                -----                -----
     Assuming full dilution                                               $.45                 $.27                 $.37
                                                                         -----                -----                -----

See accompanying notes.

AZTEC MANUFACTURING CO. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended February 29, 1996 and February 28, 1995 and 1994

                                                 Common stock                     Capital In
                                    -------------------------------------
                                                                                  excess of            Retained          Treasury
                                           Shares             Amount              par value            earnings           stock
                                    -------------------   ---------------     -----------------  ------------------    -----------
Balance at February 28, 1993              5,622,853        $5,622,853            $8,891,740           $3,032,663        $       -
     Exercise of stock options               22,641            22,641                59,515                    -                -
     Cash dividends paid and declared             -                 -                     -             (253,574)               -

     Net income                                   -                 -                     -            2,172,328                -
                                     -----------------   ------------------    -----------------  ------------------   ------------


Balance at February 28, 1994              5,645,494         5,645,494             8,951,255            4,951,417                -
     Exercise of stock options               95,766            95,766               268,743                    -                -
     Cash dividends declared                      -                 -                     -             (114,734)               -
     Net income                                   -                 -                     -            1,578,132                -
                                     ------------------  ------------------    -----------------  ------------------   ------------

Balance at February 28, 1995              5,741,260         5,741,260             9,219,998            6,414,815                -
     Exercise of stock options               31,635            31,635                63,270                    -                -
     Purchase of treasury stock
        (232,362 shares)                          -                 -                     -                    -         (726,131)
     Cash dividends declared                      -                 -                     -             (166,215)               -
     Net income                                   -                 -                     -            2,581,613                -
                                    --------------------  -----------------    -----------------  ------------------    ------------

Balance at February 29, 1996              5,772,895        $5,772,895            $9,283,268           $8,830,213        ($726,131
                                    ===================== =================   ==================  ==================    ===========

See accompanying notes.

AZTEC MANUFACTURING CO. CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended February 29, 1996 and February 28,1995 and 1994

                                                                         1996                1995                1994
                                                                   ----------------    ----------------    ----------------
Cash flows from operating activities:
   Net income                                                         $ 2,581,613         $ 1,578,132         $ 2,172,328
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation                                                       1,890,836           1,407,846           1,221,434
     Amortization                                                         336,431             346,427             496,611
     Write-down of property held for sale                                 458,000                   -                   -
     Provision for doubtful accounts                                      564,069             216,000             124,435
     Deferred income tax expense (benefit)                                170,986            (239,406)            101,736
     Net (gain) loss on sale of property, plant, and equipment             45,162               3,040            (217,284)
                                                                   ----------------    ----------------    ----------------
                                                                        6,047,097           3,312,039           3,899,260

     Effect of changes in operating assets and liabilities, net of acquisition of subsidiaries in 1994 and 1996:
           Accounts receivable                                          2,039,108          (2,341,328)         (1,009,578)
           Inventories                                                    932,491          (1,926,303)           (203,293)
           Prepaid expenses and other                                     (83,769)             36,737             454,553
           Other assets                                                   (17,131)             (5,339)             43,457
           Accounts payable                                              (208,588)            762,983             448,941
           Accrued salaries and wages                                     135,590              (4,123)            266,019
           Other accrued liabilities and income taxes                     257,775             204,885            (134,582)
                                                                   ----------------    ----------------    ----------------

     Net cash provided by operating activities                          9,102,573              39,551           3,764,777

Cash flows from investing activities:
   Proceeds from the sale of property, plant, and equipment
      and property held for sale                                           59,140             497,370             646,898
   Purchases of property, plant, and equipment                         (2,861,780)         (4,890,348)         (1,224,701)
   Acquisition of subsidiaries, net of cash acquired                   (3,931,225)                  -          (7,024,201)
                                                                   ----------------    ----------------    ----------------

         Net cash used in investing activities                         (6,733,865)         (4,392,978)         (7,602,004)

Cash flows from financing activities:
   Proceeds from revolving loan                                        53,681,381          52,146,909          29,665,153
   Proceeds from long-term debt                                                 -           1,900,000           5,626,436
   Payments on long-term debt                                          (1,490,597)         (1,893,304)         (3,850,166)
   Payments on revolving loan                                         (53,590,073)        (47,976,262)        (27,548,462)
   Cash dividends paid                                                   (114,734)           (112,910)           (140,574)
   Proceeds from exercise of stock options                                 94,905             364,509              82,156
   Purchase of treasury stock                                            (726,131)                  -                   -
                                                                   ----------------    ----------------    ----------------

           Net cash provided by (used in) financing activities         (2,145,249)          4,428,942           3,834,543
                                                                   ----------------    ----------------    ----------------
           Net increase (decrease) in cash and cash equivalents           223,459              75,515              -2,684

Cash and cash equivalents at beginning of year                            192,764             117,249             119,933
                                                                   ----------------    ----------------    ----------------

Cash and cash equivalents at end of year                              $   416,223         $   192,764         $   117,249
                                                                   ================    ================    ================
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
     Interest                                                         $   967,000         $   762,000         $   534,000
     Income taxes                                                     $ 1,210,000         $ 1,440,000         $ 1,706,000

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization--Aztec Manufacturing Co. (the "Company") operates primarily in
     ------------
     the United States. Information on the CompanyOs operations by segment are included in Note 9 to the consolidated financial statements.

     Basis of consolidation--The consolidated financial statements include the
     ----------------------
     accounts of Aztec Manufacturing Co. and its wholly-owned subsidiaries and partnerships. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of estimates--The preparation of the financial statements in conformity
     ----------------
     with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The primary areas of estimation affecting the consolidated financial statements include the determination of the allowance for doubtful accounts receivable, inventory reserves, warranty and environmental accruals. Actual results could differ from those estimates and assumptions.

     Concentrations of credit risk--Financial instruments that potentially
     -----------------------------
     subject the Company to significant concentrations of credit risk consist principally of cash, investments and trade accounts receivable.

     The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located throughout the country and Company policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's banking relationships.

     Concentrations of credit risk with respect to trade accounts receivable are limited due to the diversity of operating segments. The Company's net credit losses in 1996, 1995 and 1994 were approximately $589,000, $41,000 and $124,000, respectively. Collateral is usually not required from customers as a condition of sale.

     Inventories--Inventories are stated at the lower of cost (primarily first-
     -----------
     in, first-out) or market. Provisions for obsolete and slow-moving inventories are recorded.

     Property, plant, and equipment--For financial reporting purposes,
     ------------------------------
     depreciation is computed by the straight-line method using rates based on the estimated useful lives of the related assets as follows:

              Buildings and structures                          10-25 years
              Machinery and equipment                            3-15 years
              Furniture and fixtures                             5-15 years
              Automotive equipment                                  3 years

     Cash equivalents--For purposes of reporting cash flows, the Company
     ----------------
     considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     Intangible assets and costs in excess of fair value of assets purchased--
     -----------------------------------------------------------------------
     Intangible assets include purchased intangibles (customer lists, engineering drawings, noncompete agreements, and sales backlog). Such intangible assets and costs in excess of fair value of assets purchased are being amortized over the estimated useful lives of the assets ranging from 5 to 40 years.

     Asset impairment--The Financial Accounting Standards Board issued Statement
     ----------------
     of Financial Accounting Standards (SFAS) No. 121, OAccounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of,O in March 1995. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles (such as those described above) be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Statement also requires assets to be disposed of be reported at the lower of carrying amount or fair value less costs to sell. The new standard is effective for the fiscal years beginning after DecemberE15, 1995. Management does not anticipate that this Statement will have a significant impact on the Company when implemented in fiscal 1997.

     Income taxes--Deferred income taxes are recognized using the liability
     ------------
     method. Under this method of accounting, deferred income taxes are recorded for the difference between the financial reporting and income tax bases of assets and liabilities using enacted tax rates and laws.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Stock-based compensation--The Company grants stock options for a fixed
     ------------------------
     number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, recognizes no compensation expense for the stock option grants in which the exercise price is equal to the fair value of the shares granted.

     Fair Value of Financial Investments--The following methods and assumptions
     -----------------------------------
     were used by the Company in estimating its fair value disclosures for financial instruments as of February 29, 1996:

     Cash and cash equivalents: The carrying amount reported in the consolidated balance sheet for cash and cash equivalents approximates fair value.

     Long-term debt: The reported amounts of the Company's long-term debt approximate fair value since interest rates for substantially all of the debt approximate current rates of interest.


2.   INVENTORIES

     Inventories consist of the following:


                                          1996              1995
                                     --------------    ---------------
                                        (Dollars in thousands)
                    Raw materials          $ 4,935         $ 5,028
                    Work-in-process            991           1,464
                    Finished goods             747             741
                                      --------------    -------------
                                            $6,673          $7,233
                                      ==============    =============

3.   EMPLOYEE BENEFIT PLANS

     The Company has a trusteed profit sharing plan covering substantially all of its employees. Under the provisions of the plan, the Company contributes amounts as authorized by the Board of Directors. Contributions to the profit sharing plan amounted to $426,000 for 1996, $260,500 for 1995 and $376,500 for 1994.

     During fiscal 1994, the Company recorded a deferred compensation liability and corresponding charge to expense in the amount of $246,000 under the terms of a "buy-sell and termination" agreement with an officer of the Company. This agreement provides for the proceeds of an existing life insurance policy to be used to acquire Company stock from the estate of the officer in the event of his death or for transfer of the policy to the officer upon retirement. The deferred compensation amount is equivalent to the cash surrender value of the life insurance policy and amounted to $223,000 at February 29, 1996.


4.   INCOME TAXES

     Deferred federal and state income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income tax liabilities and assets as of February 29, 1996 and February 28, 1995 are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                          1996                1995
                                                                   -------------------   ----------------
                                                                         (Dollars in thousands)
          Deferred income tax liabilities:
            Depreciation methods and property basis dif                   $  1,224          $  1,282
            Accounts receivable and inventory                                  237               124
                                                                   -------------------   ----------------
               Total deferred income tax liabilities                         1,461             1,406

          Deferred income tax assets:
            Employee related items                                             162               174
            Intangible assets                                                  118               116
            Reserve for environmental liabilities                               96               105
            Reserve for contract losses                                          -               102
            Other                                                               26               281
                                                                   -------------------   -----------------
              Total deferred income tax assets                                 402               778
                                                                   -------------------   -----------------
              Net deferred income tax liability                           $  1,059          $    628
                                                                   ===================   =================
Current income tax expense consists of:
                                                                             1996              1995                1994
                                                                   -------------------   -----------------  ----------------
                                                                                    (Dollars in thousands)

          Federal                                                         $  1,393          $  1,158           $  1,154
          State                                                                122               112                133
                                                                   -------------------   -----------------  ----------------
                                                                          $  1,515          $  1,270           $  1,287
                                                                   ===================   =================  ================

     A reconciliation from the federal statutory tax rate to the effective tax rate for the years 1996, 1995 and 1994 is as follows:

                                                                      1996               1995              1994
                                                             --------------------   --------------   ----------------
          Statutory tax rate                                         34.0%              34.0%             34.0%
          Expenses not deductible for tax purposes                    2.2                6.7               5.2
          State income taxes, net of federal income tax benefit       1.9                2.8               2.5
          Other                                                       1.4               (4.0)             (2.7)
                                                            ---------------------   --------------   ----------------
          Effective tax rate                                         39.5%              39.5%             39.0%
                                                            =====================   ==============   ================

5.   INCOME PER SHARE

     Net income per share is based on the month-end average number of shares outstanding during each year, adjusted for the dilutive effect of stock options.

     The average number of shares outstanding is 5,634,341 in 1996, 5,698,496 in 1995 and 5,624,740 in 1994. Cash dividends paid (or declared) per share are $.03 in 1996, $.02 in 1995 and $.045 in 1994.

6.   STOCK OPTIONS

     The Company has two Incentive Stock Option Plans for its employees. At February 29, 1996, options were outstanding and exercisable on 382,280 shares at exercise prices (equal to the market price at the date of grant) ranging from $3.00 to $4.44 per share. These options expire November 1996 through December 2000. Included in these outstanding options are 15,000 options granted in 1996 with an exercise price of $3.88 and expiring in December 2000. Approximately 132,400 options were forfeited during fiscal 1996 which were exercisable at prices ranging from $3.00 to $4.65.

     The Company also has two Nonstatutory Stock Option Plans for the independent directors of the Company. Under the plans, options are granted at 100 percent of the fair value of the shares at the grant date. The maximum number of shares that may be issued under each of the plans is 115,752 and 157,500 shares. At FebruaryE29, 1996, 183,216 shares have been granted under these plans, and are immediately exercisable at prices ranging from $3.69 to $5.67 per share. Options under these plans expire at various dates through November 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.   REVOLVING LOAN AND LONG-TERM DEBT

     The Company has a term and revolving loan agreement with a bank that allows for borrowings of up to $6 million and $10 million, respectively. Outstanding borrowings bear interest at prime plus .50 percent.

     Long-term debt consists of the following:

                                                                                                   1996                 1995
                                                                                              ----------------    ----------------
                                                                                                     (Dollars in thousands)
          Term notes payable to bank ($6 million), due in monthly installments through
             March 2000 (interest at 8.75 percent on February 29, 1996)                              $ 4,029            $ 5,513
          Revolving line of credit payable to bank ($10 million), due May 1997 (interest at
             8.75 percent on February 29, 1996)                                                        6,578              6,487
          Industrial Revenue Bonds, due in August 2003, payable in monthly installments
             (interest at 5.60 percent on February 29, 1996)                                            468                  -
                                                                                              ----------------    ----------------
                                                                                                     11,075             12,000
          Less amount due within one year                                                             1,559              1,516
                                                                                              ----------------    ----------------
                                                                                                    $ 9,516            $10,484
                                                                                              ================    ================

     The revolving loan, term notes and Industrial Revenue Bonds are subject to loan agreements which require the Company to comply with various financial covenants including minimum requirements with regard to working capital, debt-to-net worth ratio, and cash flows. The Company is in compliance with these covenants as of February 29, 1996. The CompanyOs long-term debt is secured by certain inventory, equipment, accounts receivable, and real property.

     Maturities of long-term debt are as follows (dollars in thousands):

               1997                                                   $ 1,559
               1998                                                     8,093
               1999                                                       586
               2000                                                       380
               2001                                                        32
               Thereafter                                                 425
                                                                  -------------
                                                                      $11,075
                                                                  =============

8. QUARTERLY FINANCIAL INFORMATION, UNAUDITED (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                           Quarters Ended
                                                                   5/31/95          8/31/95         11/30/95          2/29/96
                                                                -------------   --------------  ---------------  ----------------
     1996
     ----

     Net sales                                                     $  12,069         $11,332         $12,975            $12,808
     Gross profit                                                      2,948           2,905           3,496              3,483
     Net income                                                          554             569             732                727
     Net income per share--assuming no dilution                          .10             .10             .13                .13
     Net income per share--assuming full dilution                        .10             .10             .13                .12
                                                                                           Quarters Ended
                                                                   5/31/94          8/31/94         11/30/94          2/28/95
                                                                -------------   --------------  ---------------  ----------------
     1995
     ----

     Net sales                                                     $  11,276         $11,089          $10,502          $11,741
     Gross profit                                                      3,353           3,229            2,546            1,350
     Net income (loss)                                                   692             705              541             (360)
     Net income (loss) per share--assuming no dilution                   .12             .13              .09             (.06)
     Net income (loss) per share--assuming full dilution                 .12             .12              .09             (.06)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.   OPERATING SEGMENTS

     The Company provides processing services and manufactures products for sale primarily in the United States in the following segments: (1) Electrical Products - manufactures petroleum and industrial lighting products, electrical bus ducts and electrical power center buildings; (2)
     Galvanizing - provides custom hot dip galvanizing service for industries handling fabricated metal products; and (3) Oil Field Products - processes oil field tubing to the extent of upsetting, threading, testing, and heat treating; also, manufactures oil field pup joints.

     Information regarding operations and assets by segments follows:

                                                                 Fiscal year ended                   Fiscal year ended
                                                                    February 29,                         February 28,
                                                                       1996                     1995                  1994
                                                               --------------------   ---------------------  ----------------------
                                                                                       (Dollars in thousands)
     Net sales:
       Electrical products                                         $ 30,172                    $27,547               $27,547
       Galvanizing                                                   16,920                     12,761                 9,490
       Oil field products                                             2,092                      4,300                 3,797
                                                               --------------------   ---------------------  ----------------------
                                                                    $49,184                    $44,608               $40,834
                                                               ====================   =====================  ======================
     Operating income (loss) (a):
       Electrical products                                          $ 4,264                    $ 1,358               $ 4,154
       Galvanizing                                                    4,270                      3,056                 1,982
       Oil field products                                              (428)                     1,084                   455
                                                               --------------------   ---------------------  ----------------------
                                                                      8,106                      5,498                 6,591

     General corporate expenses                                       2,523                      1,722                 2,549
     Interest expense                                                   913                        823                   560
     Other (income) expense, net (b)                                    403                        345                   (79)
                                                               --------------------   ---------------------  ----------------------
                                                                      3,839                      2,890                 3,030
                                                               --------------------   ---------------------  ----------------------

     Income before income taxes                                     $ 4,267                    $ 2,608               $ 3,561
                                                               ====================   =====================  ======================


     Depreciation and amortization:
       Electrical products                                          $   656                    $   646               $   621
       Galvanizing                                                    1,231                        833                   639
       Oil field products                                               246                        203                   204
       Corporate                                                         94                         72                   254
                                                               --------------------   ---------------------  ----------------------
                                                                    $ 2,227                    $ 1,754               $ 1,718
                                                               ====================   =====================  ======================

     Additions to property, plant, and equipment (including
       assets of purchased subsidiaries in 1996 and 1994):
       Electrical products                                          $ 1,002                    $   266               $ 1,127
       Galvanizing                                                    2,273                      4,413                 1,143
       Oil field products                                                48                         56                    73
       Corporate                                                        111                        155                   370
                                                               --------------------   ---------------------  ----------------------
                                                                    $ 3,434                    $ 4,890               $ 2,713
                                                               ====================   =====================  ======================


     Total assets:
       Electrical products                                          $16,454                    $19,745               $16,882
       Galvanizing                                                   19,499                     13,689                 8,844
       Oil field products                                             3,531                      3,636                 4,330
       Corporate (c)                                                  3,137                      3,721                 4,004
                                                               --------------------   ---------------------  ----------------------
                                                                    $42,621                    $40,791               $34,060
                                                               ====================   =====================  ======================

     (a) Operating income (loss) consists of net sales less cost of sales, specifically identifiable general and administrative expenses and selling expenses.

     (b) Other (income) expense, net includes scrap sales, gains and losses on sale of equipment, write-down of assets held for sale, and other (income) expense not specifically identifiable to a segment.

     (c)  Includes $1,504,800, $2,038,300 and $2,311,600 of property held for sale in 1996, 1995 and 1994, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10.  COMMITMENTS AND CONTINGENCIES

     The Company is subject to various environmental protection reviews by state and federal government agencies and has been identified as a potential responsible party in certain investigations conducted by these agencies. The environmental matters are in various stages of investigation and one matter was settled during 1994 for an insignificant amount. During 1995 and 1994, approximately $115,000 and $176,000, respectively, was included in other expense relating to environmental clean-up matters. The Company did not expense any amounts related to environmental liabilities in 1996. The ultimate liability, if any, which might result from such reviews or additional clean-up and remediation expenses cannot presently be determined; however, as a result of an internal analysis and prior clean-up efforts, management believes the results will not have a material impact on the Company and that the recorded reserves for estimated losses are adequate.

     In order to maintain permits to operate certain of the Company's facilities, future capital expenditures for equipment may be required to meet new or existing environmental regulations.

11.  PROPERTY HELD FOR SALE

     The Company closed its Houston Tubing facility in March 1989 due to lagging sales associated with the slump in the drilling industry. As a result, the Houston facility is being offered for sale. The Company executed a six month Option To Purchase Agreement on a portion of the facility to an unrelated third party and, accordingly, has reduced the carrying value by $458,000 to reflect the estimated net proceeds from the proposed sale. The Company believes the carrying value of the remainder of the facility will be recovered under an existing lease purchase option. Further adjustments of the estimated carrying value may be necessary if the sale or lease purchase agreements referred to above are not consummated.

12.  ACQUISITIONS

     The Company purchased substantially all of the assets of Atkinson Industries, Inc., a manufacturer of electrical power center buildings and assemblies in March 1993 for approximately $6.3 million in cash and the assumption of approximately $0.8 million in liabilities. The assets purchased and liabilities assumed were recorded at estimated fair value; the costs in excess of fair value for this acquisition were approximately $3.3 million.

     The Company also purchased substantially all of the assets of Gulf Coast Galvanizing in January 1994 for approximately $1.6 million in cash and the assumption of approximately $0.7 million in liabilities. Costs in excess of estimated fair value of this acquisition were approximately $1.1 million.

     In February 1996, the Company purchased all of the stock of Arkansas Galvanizing, Inc. for approximately $4.2 million in cash and the assumption of approximately $.8 million in liabilities. Costs in excess of estimated fair value of this acquisition were approximately $2.8 million. In connection with this acquisition, the Company agreed to pay the selling shareholders $450,000 pursuant to an agreement not to compete. The total potential obligation will be paid and expensed in equal monthly installments over a 60 month period commencing April 1, 1996.

     All acquisitions were accounted for under the purchase method of accounting. The excess of costs over fair value for these acquisitions is being amortized over periods of 15 and 25 years.

     The pro forma consolidated results of operations for the years ended February 29, 1996 and February 28, 1995, assuming the Arkansas Galvanizing, Inc. acquisition had been consummated as of March 1, 1994 is as follows:

                                                                               (Unaudited)
                                                                         1996               1995
                                                                   ----------------  -------------------
                                                                           (Dollars in thousands,
                                                                          except per share amounts)

     Net sales                                                           $52,598           $48,001
     Net income                                                            2,797             1,766
     Net income per share -  assuming no dilution                            .50               .31
     Net income per share -  assuming full dilution                          .49               .31

                             CORPORATE INFORMATION


BOARD  OF DIRECTORS                                         EXECUTIVE OFFICERS

L. C. MARTIN                                                L. C. MARTIN
Chairman of the Board, President &                          Chairman of the Board, President  &
Chief Executive Officer of the Company                      Chief Executive Officer

DANA L. PERRY                                               ROBERT H. JOHNSON
Vice President of Finance                                   Secretary/Treasurer
Chief Financial Officer of the Company
Assistant Secretary of the Company                          FRED L. WRIGHT, JR.
                                                            Senior Vice President/Galvanizing Segment
MARTIN C. BOWEN
President & CEO                                             ROGER O. GROSSO
Performing Arts Fort Worth                                  Vice President/Electrical Products Segment

R. J. SCHUMACHER                                            DANA L. PERRY
President of Texland Petroleum, Inc.                        Vice President of Finance
                                                            Chief Financial Officer, Assistant Secretary
JOHN G. RICHARDS
Fort Worth Investor

W. C. WALKER
Management Consultant                                       OTHER INFORMATION

SAM ROSEN                                                   LEGAL COUNSEL
Partner in the Law Firm of                                  Shannon, Gracey, Ratliff & Miller, L.L.P.,
Shannon, Gracey, Ratliff & Miller, L.L.P.                   Fort Worth, Texas

DR. H. KIRK DOWNEY                                          INDEPENDENT AUDITORS
Professor of Management and Dean of                         Ernst & Young LLP, Fort Worth, Texas
the M.J. Neeley School of Business,
Texas Christian University                                  TRANSFER AGENT & REGISTRAR
                                                            KeyCorp Shareholder Services, Inc.
ROBERT H. JOHNSON                                           Dallas, Texas
CPA and Financial Consultant
Secretary/Treasurer of the Company                          STOCK LISTING
                                                            Nasdaq National Market System
ADVISORY DIRECTOR                                           NASDAQ Symbol - AZTC
WILLIAM D. RATLIFF, JR.
Of Counsel to the Law Firm of                               FORM 10-K
Shannon, Gracey, Ratliff & Miller, L.L.P.                   Shareholders may obtain a copy of the Company's current Form
                                                            10-K by writing Dana Perry at the Company's Corporate Office.

                                                            ANNUAL MEETING
                                                            July 9, 1996, 10:00 a.m.
                                                            Fort Worth Petroleum Club
                                                            Fort Worth, Texas

                                   LOCATIONS


                         ELECTRICAL PRODUCTS SEGMENT

                         RIG-A-LITE PARTNERSHIP, LTD.
                         Houston, Texas

                         THE CALVERT COMPANY
                         Richland, Mississippi

                         ATKINSON INDUSTRIES, INC.
                         Pittsburg, Kansas





                         GALVANIZING SEGMENT

                         Crowley, Texas
                         Houston, Texas
                         Waskom, Texas
                         Richland, Mississippi
                         Moss Point, Mississippi
                         Citronelle, Alabama
                         Goodyear, Arizona
                         Prairie Grove, Arkansas





                         OIL FIELD PRODUCTS SEGMENT

                         Crowley, Texas





                         CORPORATE OFFICE
                         400 N. Tarrant
                         P.O. Box 668
                         Crowley, Texas 76036
                         817/297-4361 Phone
                         817/297-4621 Fax

                            AZTEC MANUFACTURING CO.
                       400 NORTH TARRANT - P.O. BOX 668
                             CROWLEY, TEXAS  76036


                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


To the Shareholders of Aztec Manufacturing Co.:

The Annual Meeting of the Shareholders of AZTEC MANUFACTURING CO. (the "Company") will be held at the Petroleum Club in the Derrick I Room on the 39th floor of the Continental Plaza, 777 Main Street, Fort Worth, Texas, on the 9th day of July, 1996, at 10:00 a.m. for the purpose of considering and acting upon the following matters:

          1. ELECTION OF DIRECTORS. To elect three directors for a term of three years.

          2. APPROVAL OF AUDITORS. To approve the appointment of Ernst & Young LLP as auditors for the Company for its fiscal year ending February 28, 1997.

          3. OTHER BUSINESS. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Information regarding the matters to be acted upon at the meeting is contained in the Proxy Statement attached to this Notice. As of the date of this Notice, management does not know of any other business to be presented at the meeting.

Only Shareholders of record at the close of business on the 10th day of May, 1996, will be entitled to notice of or to vote at the meeting or any adjournment or adjournments thereof. A copy of the Annual Report to Shareholders for the fiscal year ended February 29, 1996 is enclosed herewith.

WE HOPE YOU WILL BE ABLE TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ADDRESSED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.



                                              BY ORDER OF THE BOARD OF DIRECTORS



                                                    Robert H. Johnson, Secretary

Crowley, Texas
June 1, 1996

                            AZTEC MANUFACTURING CO.
                                 P. O. BOX 668
                             CROWLEY, TEXAS 76036

                                PROXY STATEMENT
                      FOR ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JULY 9, 1996

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Aztec Manufacturing Co. (the "Company") for use at the regular Annual Meeting of the Shareholders of the Company to be held at the Petroleum Club in the Derrick I Room on the 39th floor of the Continental Plaza, 777 Main Street, Fort Worth, Texas, on the 9th day of July, 1996, at 10:00 a.m., and at any adjournment or adjournments thereof. This Proxy Statement and the accompanying proxy are being mailed on or about June 1, 1996, to the Shareholders of the Company.

GENERAL INFORMATION
- -------------------

At the close of business on the 10th day of May, 1996, the record date for determination of Shareholders entitled to notice of and to vote at the meeting, there were outstanding 5,590,204 shares of Common Stock, $1.00 par value, of the Company (the "Common Stock"). The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock is necessary to constitute a quorum at the meeting. All shares represented at the meeting in person or by proxy shall be counted in determining the presence of a quorum.

Each holder of shares of Common Stock will be entitled to one vote, in person or by proxy, for each share of Common Stock of the Company owned of record at the close of business on May 10, 1996. Cumulative voting for directors is not permitted. Directors are elected by plurality vote and, therefore, the three nominees receiving the highest number of affirmative votes shall be elected as directors provided a quorum is present. Abstentions and broker non-votes will not be considered part of the voting power present with respect to any matter on which such shares so acted which has the effect of reducing the number of shares voting affirmatively that is required to approve a matter requiring a majority vote. Therefore, assuming a quorum is present, if more shares vote "for" approval of the appointment of the independent auditors than vote "against," this matter will pass. All shares of Common Stock represented by a valid proxy will be voted. A proxy may be revoked at any time before it is voted by filing with the Secretary of the Company a written revocation thereof or a duly executed proxy bearing a later date.

The cost of preparing, assembling and mailing the Notice of Annual Meeting of Shareholders, the Proxy Statement and the accompanying proxy will be borne by the Company. In addition to solicitation of proxies by mail, certain officers and employees of the Company, without additional compensation for such services, may solicit proxies by telephone, telegraph or personal contact. The Company will also supply brokerage firms and other custodians, nominees, and fiduciaries with such number of proxy materials as they may require for mailing to beneficial owners and will reimburse them for their reasonable expenses in connection therewith.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD
- ----------------------------------------------

Meetings of the Board of Directors are held regularly each month, including a meeting following the conclusion of the Annual Meeting of Shareholders. During the fiscal year ended February 29, 1996, there were twelve (12) regular meetings
and one (1) special meeting of the Board of Directors.   For the fiscal year
ended February 29, 1996, each non-employee director was paid a monthly retainer of $700 and a fee of $300 for each meeting of the Board of Directors attended. Mr. Martin, as an employee director, was paid a monthly retainer of $500 and a fee of $200 for each meeting of the Board of Directors attended. Each committee member is paid a fee of $300 for each meeting of a committee attended. Each of the current directors of the Company attended more than 75 percent of the aggregate of (i) the total number of meetings of the Board of Directors, and
(ii) the total number of meetings held by all committees of the Board on which he served, held during the fiscal year ended February 29, 1996.

The Company has an Audit Committee . The functions of the Audit Committee are to (i) meet with the independent auditors to review the audit and its results, as well as to review internal controls of the Company and (ii) make recommendations to the Board of Directors as to the engagement or discharge of independent auditors. The members of the Audit Committee are Robert H. Johnson, Chairman, W. C. Walker and R. J. Schumacher. During the fiscal year ended February 29, 1996, that committee had four (4) meetings. The Company has a Compensation Committee. The functions of the Compensation Committee are to (i) make recommendations to the Board of Directors of remuneration arrangements for Directors and senior management and (ii) administer the Company's Incentive Stock Option plans, which includes selecting the executives and other key personnel of the Company eligible to participate thereunder. The members of the Compensation Committee are Martin C. Bowen and Dr. H. Kirk Downey. During the fiscal year ended February 29, 1996, that committee had one (1) meeting. The Company has a Nonstatutory Stock Option Committee which administers the Company's nonstatutory stock option plans. The members of this committee are L. C. Martin and Dana L. Perry. During the fiscal year ended February 29, 1996, that committee held no meetings. The Company does not have a nominating committee.

SECURITY OWNERSHIP OF PRINCIPAL BENEFICIAL OWNERS
- -------------------------------------------------

To the best knowledge of the Company, the only beneficial owners of over 5 percent of the outstanding shares of Common Stock of the Company as of May 2, 1996 were as follows:


       TITLE OF                                                          NUMBER OF        PERCENT OF
        CLASS                  NAME & ADDRESS OF BENEFICIAL OWNER         SHARES            CLASS
       ---------               ----------------------------------       ----------       -----------
       Common Stock            Dimensional Fund Advisors, Inc.           300,730(1)         5.4%
       $1.00 par value         1299 Ocean Ave., 11th Floor
                               Santa Monica, CA  90401

       Common Stock            FMR Corp.                                 531,500(2)         9.5%
       $1.00 par value         82 Devonshire Street
                               Boston, MA 02109

(1) Based on information furnished by Dimensional Fund Advisors, Inc. ("Dimensional"), a registered investment adviser. Dimensional is deemed to have beneficial ownership of 300,730 shares of Aztec Manufacturing Co. Common Stock, all shares of which are held in portfolios of DFA Investment Dimensions Group, Inc., a registered open-end investment company, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.

(2) Based on information furnished by Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. and an investment adviser. Fidelity is deemed to have beneficial ownership of 531,500 shares of Aztec Manufacturing Co. Common Stock as a result of acting as investment adviser to several investment companies. The ownership of one investment company, Fidelity Low-Priced Stock fund, amounted to 531,500 shares of the Common Stock outstanding. Fidelity Low-Priced Stock fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts, 02109.

PROPOSAL NO. 1:  ELECTION OF DIRECTORS
- --------------------------------------

The Bylaws of the Company provide for nine directors and classify the Board of Directors into three classes, each class consisting of three directors, the members of which serve for three years. Of the directors listed under "DIRECTORS OF THE COMPANY," the terms of office of Martin C. Bowen, John G. Richards and Sam Rosen expire at the 1996 Annual Meeting of Shareholders. The Board of Directors nominated and recommends the reelection of Messrs. Bowen, Richards and Rosen for a three-year term expiring at the 1999 Annual Meeting of Shareholders.

Mr. William D. Ratliff, Jr. retired as a director of the Company on April 16, 1996. Mr. Ratliff is now an Advisory Director of the Company. As an Advisory Director, Mr. Ratliff does not have voting authority. The Bylaws of the Company provide that any vacancy in the Board is to be filled by the remaining directors with the newly elected director serving the unexpired term of this predecessor. Mr. Ratliff's term would have expired in 1996. The Board of Directors of the Company elected at its April 16, 1996 meeting Mr. Sam Rosen to fill the unexpired term of Mr. Ratliff. Mr. R. W. Dial, a director of the Company from 1958 to 1993 and an Advisory Director of the Company since November 15, 1993, died on April 15, 1996.

All of the nominees are now directors of the Company. All of the nominees have consented to serve if elected. If for any unforeseen reason a nominee would be unable to serve if elected, the persons named in the accompanying proxy may exercise their discretion to vote for a substitute nominee selected by the Board of Directors. However, the Board of Directors has no reason to anticipate that any of the nominees will not be able to serve, if elected.

                    The Board of Directors recommends that
      Shareholders vote "FOR" the election of the nominees for director.

PROPOSAL NO. 2:  APPROVAL OF APPOINTMENT OF AUDITORS
- ----------------------------------------------------

Subject to approval by the Shareholders, the Board of Directors has selected the firm of Ernst & Young LLP to audit the financial statements of the Company for the fiscal year ending February 28, 1997. This firm of certified public accountants or its predecessor has acted as independent auditors for the Company and its subsidiaries since 1976.

Representatives of Ernst & Young LLP will be present at the 1996 Annual Meeting of Shareholders and will be available to respond to appropriate questions.

  The Board of Directors recommends that Shareholders vote "FOR" the approval of the appointment of Ernst & Young LLP.



DIRECTORS OF THE COMPANY
- ------------------------

The following table sets forth certain information as to the number of shares of Common Stock of the Company beneficially owned as of May 2, 1996, by (i) each current director and (ii) all of the current executive officers and directors of the Company as a group. Except as otherwise indicated, each of the persons named below has sole voting and investment power with respect to the shares of Common Stock beneficially owned by that person.

                                  PRINCIPAL OCCUPATION FOR                                       COMMON STOCK OF THE    % OF
                                  PAST FIVE YEARS; POSITIONS     DIRECTOR                        COMPANY BENEFICIALLY    CLASS
DIRECTORS                    AGE  AND OFFICES WITH THE COMPANY    SINCE    OTHER DIRECTORSHIPS   OWNED AT MAY 2, 1996     (1)
- ---------------------------  ---  ----------------------------   --------  -------------------   --------------------    -----
L.C. Martin (2)               70  Chairman of the Board,           1958    None.                    226,875  (4)          4%
                                  President and Chief
                                  Executive Officer of the
                                  Company
Martin C. Bowen  (16)         52  Chairman of Team Bank - Ft.      1993    None.                      5,200 (6)           *
                                  Worth (1989 to 1992),
                                  President & CEO of
                                  Performing Arts Fort Worth
                                  (1993 to present)
John G. Richards              72  Personal Investments             1963    None.                     40,707 (7)           *
Sam Rosen (8)                 60  Partner  in the law firm of      1996    Gainsco, Inc. (3)          3,639 (9)           *
                                  Shannon, Gracey, Ratliff &
                                  Miller, L.L.P.
Robert H. Johnson (5)         71  Financial Consultant;            1965    None.                     29,203 (10)          *
                                  Certified Public Accountant;
                                  Secretary-Treasurer of the
                                  Company
Dana L. Perry (2)             47  Vice President of Finance;       1992    None.                    100,600 (11)        1.8%
                                  Chief Financial Officer of
                                  the Company; and Assistant
                                  Secretary of the Company
R.J. Schumacher (5)           67  CEO and Chairman of Pride        1986    None.                     28,909 (12)          *
                                  Refining, Inc. (1989-1994);
                                  President and CEO of Texland
                                  Petroleum, Inc.
                                  (1973-Present)
W.C. Walker  (5)              72  Management Consultant            1986    Global Marine, Inc.       29,241 (13)          *
                                  (1989-Present)                           (3);
                                                                           D.I. Industries, Inc.
                                                                           (3)
Dr. H. Kirk Downey (16)       53  Dean of the M.J. Neeley          1992    Harris Methodist           8,400 (14)          *
                                  School of Business and a                 Health Plan
                                  Professor of Management at               LKCM Fund
                                  Texas Christian University

All Current Directors and Executive Officers as a Group (12 Persons)                                504,133 (15)        8.7%

*Less than one percent (1%)

(1) The percentage is calculated for each individual by using as the denominator the total shares of Common Stock outstanding at the close of business on May 2, 1996 (5,569,042 shares), plus the shares of Common Stock such individual has the right to acquire within sixty (60) days of May 2, 1996, pursuant to the exercise of Stock Options granted by the Company.
(2)  Member of the Nonstatutory Stock Option Committee.
(3)  A publicly owned corporation.
(4) Includes 44,257 shares of Common Stock which Mr.Martin has the right to acquire within 60 days of May 2, 1996, pursuant to the exercise of options granted under the 1986 and 1991 Incentive Stock Option Plans of the Company.
(5)  Member of the Audit Committee.
(6) Includes 4,200 shares of common stock which Mr. Bowen has the right to acquire within 60 days of May 2, 1996, pursuant to the exercise of options granted under the 1991 Nonstatutory Stock Option Plan of the Company.
(7)  Includes 27,036 shares Mr. Richards has the right to acquire within sixty
     (60) days of May 2, 1996, pursuant to options granted under the 1988 and 1991 Nonstatutory Stock Option Plans.
(8) Mr. Rosen is a Partner in the law firm of Shannon, Gracey, Ratliff & Miller, L.L.P., which has been general counsel to the Company since 1968. The Company proposes to retain said law firm as its general counsel during the current fiscal year. Mr. Rosen was elected to the Board of Directors on April 16, 1996, to replace Mr. William D. Ratliff, Jr. who retired from the Board on April 16, 1996.
(9) Includes -0- shares Mr. Rosen has the right to acquire within sixty (60) days of May 2, 1996, pursuant to options granted 1991 Nonstatutory Stock Option Plan.
(10) Includes 27,036 shares Mr. Johnson has the right to acquire within sixty
     (60) days of May 2, 1996, pursuant to options granted under the 1988 and 1991 Nonstatutory Stock Option Plans.
(11) Includes 13,187 shares of Common Stock which Mr. Perry has the right to acquire within 60 days of May 2, 1996, pursuant to the exercise of options granted under the 1986 and 1991 Incentive Stock Option Plans.
(12) Includes 27,036 shares Mr. Schumacher has the right to acquire within sixty
     (60) days of May 2, 1996, pursuant to options granted under the 1988 and 1991 Nonstatutory Stock Option Plans.
(13) Includes 27,036 shares Mr. Walker has the right to acquire within sixty
     (60) days of May 2, 1996, pursuant to the exercise of options granted under the 1988 and 1991 Nonstatutory Stock Option Plans. All 2,205 shares of Common Stock currently owned are held jointly by Mr. Walker and his wife.
(14) Includes 8,400 shares Downey has the right to acquire within sixty (60) days of May 2, 1996, pursuant to the exercise of options granted under the 1991 Nonstatutory Stock Option Plan.
(15) The percentage is calculated by using total shares of Common Stock outstanding at the close of business on May 2, 1996 (5,569,042) plus 87,531 shares of Common Stock that executive officers of the Company have the right to acquire within 60 days of May 2, 1996 pursuant to options granted under the 1986 and 1991 Incentive Stock Option Plans of the Company plus 120,744 shares of Common Stock that directors have the right to acquire within sixty (60) days of May 2, 1996 pursuant to options granted under the 1988 and 1991 Nonstatutory Stock Option Plans.
(16) Member of Compensation Committee.

No family relationship exists between any director, or executive officer, of the Company and any other director or executive officer of the Company.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934. Section 16(a) of the Securities Exchange Act of 1934 requires executive officers, directors and persons who beneficially own more than ten percent of the Company's stock to file initial reports of ownership and reports of changes of ownership with the Securities and Exchange Commission. Copies of such reports are required to be furnished to the Company.

Based solely on a review of such forms furnished to the Company and certain written representations from the executive officer and directors, the Company believes that all Section 16(a) filing requirements applicable to its executive officers, directors and greater than 10% beneficial owners were complied with on a timely basis.

EXECUTIVE COMPENSATION AND OTHER MATTERS
- ----------------------------------------

REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION. Through fiscal periods ended February 29, 1996, compensation for the Chief Executive Officer and senior executives has been approved by the full Board of Directors upon the recommendations of the Compensation Committee. This Committee is composed of two outside directors, none of whom perform any services to or receive any fees from the Company in any capacity other than as director.

It has been the philosophy and the practice of the Committee to relate executive compensation to the profitability of the Company. This is accomplished through a two-tiered structure of measuring the compensation rewards as follows:

1. Base Salary - This is related to standard performance in which appropriate
   peer companies are compared to the Company's   pay  standards.

2. Bonus - A portion of executive compensation is calculated by taking a predetermined percent of the before tax income of the Company in the case of the Chief Executive Officer and certain executive officers or of a particular segment of the Company in the case of an executive officer who is responsible for such segment.


Additionally, the executive officers participate, along with other employees, in the Company Profit Sharing Plan, the annual contributions to which are dramatically affected by profitability of the Company.

Section 162(m) of the Internal Revenue Code of 1986, as amended, which was enacted in 1993, imposes a $1 million limit on the amount of compensation that will be deductible by the Company with respect to the Chief Executive Officer and the four other most highly compensated executive officers. Performance based compensation that meets certain requirements will not be subject to the deduction limit. The Committee has reviewed the impact of Section 162(m) on the Company and believes it is unlikely that the compensation paid to any executive officer during the fiscal year ending February 28, 1997 will exceed the limit. The Committee will continue to monitor the impact of the Section 162(m) limit and to assess alternatives for avoiding any loss of tax deductions in future years.

The role of the Compensation Committee also includes a full review of the compensation package of the five highest paid executive officers, whether or not their salary and bonuses exceed $100,000. This review is then presented and recommended to the full board of nine directors, seven of whom are independent directors.

                                   MEMBERS OF THE COMPENSATION COMMITTEE
                                         Martin C. Bowen
                                         Dr. H. Kirk Downey

SUMMARY COMPENSATION TABLE. The following information summarizes annual and long-term compensation for services in all capacities to the Company for the fiscal years ended February 29, 1996, February 28, 1995 and February 28, 1994 of the Chief Executive Officer and the other most highly compensated executive officers of the Company whose total annual salary and bonus exceeds $100,000 (the "Named Executives").

                                                           SUMMARY COMPENSATION TABLE
                                                           ==========================

                                          ANNUAL COMPENSATION                        LONG-TERM COMPENSATION
                             ----------------------------------------------  --------------------------------------
                                                                                      AWARDS              PAYOUTS
                                                              OTHER ANNUAL     RESTRICTED                LONG-TERM     ALL OTHER
NAME AND                       YEAR                           COMPENSATION   STOCK AWARD(S)  OPTIONS/    INCENTIVE   COMPENSATION
PRINCIPAL POSITION            ENDING   SALARY ($)  BONUS($)        ($)            ($)        SARS (#)   PAYOUTS ($)      ($)
- ---------------------------  --------  ----------  ---------  -------------  --------------  ---------  -----------  ---------------

L.C. Martin, Chairman,           1996    250,000    106,443              0             0            0            0       17,937 (3)
 President, and Chief            1995    250,000     65,144              0             0       19,424            0       14,174 (4)
 Executive Officer               1994    250,000     80,569              0             0            0            0       22,698 (5)

D.L. Perry, Vice President       1996     75,000     36,543              0             0            0            0        6,007 (6)
 of Finance,  Chief              1995     70,500     32,091              0             0        6,587            0        4,313 (6)
 Financial Officer, and          1994     66,000     30,464              0             0            0            0        5,088 (6)
 Assistant Secretary

F. L. Wright, Jr.                1996     75,000     65,053              0             0            0            0        8,301 (7)
Senior Vice President            1995     66,250     46,551              0             0        5,987            0        4,178 (7)
Galvanizing Segment              1994     60,000     27,753              0             0            0            0        4,806 (7)
R.O. Grosso, Vice                1996     96,085     34,549              0             0        5,000            0               0
 President Electrical            1995          0          0              0             0            0            0               0
 Products Segment  (1)           1994          0          0              0             0            0            0               0

R. L. Hackleman,                 1996     84,000     16,107              0             0            0            0               0
 President, Atkinson             1995     96,000     18,678              0             0        6,100            0        4,532 (8)
 Industries, Inc.  (2)           1994     96,000     14,558              0             0       18,000            0        5,936 (8)

(1)  Mr. Grosso's effective date of employment was May 31, 1995.
(2) Mr. Hackleman resigned the position of President, Atkinson Industries, Inc., effective January 15, 1996.
(3) The amount of $17,937 includes 1996 Director Fees of $8,600 and 1996 contribution made to Mr. Martin's account in Aztec's Profit Sharing Plan of $9,337.
(4) The amount of $14,174 includes 1995 Director Fees of $8,400 and 1995 contribution made to Mr. Martin's account in Aztec's Profit Sharing Plan of $5,774.
(5) The amount of $22,698 includes 1994 Director fees of $8,800 and 1994 contribution made to Mr. Martin's account in Aztec's Profit Sharing Plan of $13,898 (excludes the agreements referred to on Page 7). Mr. Martin made a $150,000 withdrawal from his account balance in Aztec's Profit Sharing Plan which had been shown as compensation to Mr. Martin in prior years.
(6) This amount represents the contribution made to Mr. Perry's account in Aztec's Profit Sharing Plan.
(7) This amount represents the contribution made to Mr. Wright's account in Aztec's Profit Sharing Plan.
(8) This amount represents the contribution made to Mr. Hackleman's account in Aztec's Profit Sharing Plan.

OPTION/SAR GRANTS IN LAST FISCAL YEAR. The following table sets forth the number of shares of Common Stock subject to options with respect to Common Stock granted to the Company's Chief Executive Officer and the Named Executives during the fiscal year ending February 29, 1996. The Company has no SARs.

                                               OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                               =====================================


                                                                                                 POTENTIAL RELAIZED VALUE AT
                                             % OF TOTAL          EXERCISE OR                     ASSUMED ANNUAL RATES OF STOCK
                                             OPTIONS/SARs        BASE PRICE                      PRICE APPRECIATION FOR OPTION
                      NUMBER OF OPTIONS/  GRANTED TO EMPLOYEES  ($ PER SHARE)     EXPIRATION               TERM ($)
  NAME                SARS GRANTED (A)      IN FISCAL YEAR          (B)             DATE         5% (C)                10% (C)
- ------------------------------------------------------------------------------------------------------------------------------------

R.O. Grosso                 5,000               33%                3.875          12/19/00       5,353                 11,829

(a) Options granted are immediately exercisable and are for a term of 5 years, subject to earlier termination related to termination of employment.
(b)  The option above was granted at market value at date of grant.
(c) These columns reflect the potential realizable value of each grant assuming the market value of the Company's stock appreciates at 5 percent and 10 percent, compounded annually, from the date of grant over the term of the option. There is no assurance that the actual stock price appreciation over the 5 year option term will be at the assumed 5 percent or 10 percent levels or at any other level. Unless the market price of the stock does in fact appreciate over the option term, no value will be realized from the option grants.


OPTIONS EXERCISED AND YEAR END VALUE TABLE. The following table sets forth certain information regarding the options exercised and the year end value of options held by the Company's Chief Executive Officer and the Named Executives during the fiscal year ending February 29, 1996.


                                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                                         AND FISCAL YEAR END OPTION VALUES
                                 ===============================================
                                                             NUMBER OF UNEXERCISED    VALUE OF UNEXERCISED IN-THE-
                     SHARES ACQUIRED                         OPTIONS AT FY-END (#)    MONEY OPTIONS AT FY-END ($)
       NAME          ON EXERCISE (#)   VALUE REALIZED ($)  EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
- -------------------  ----------------  ------------------  -------------------------  ----------------------------
L. C. Martin              None               -0-              44,257         -0-           43,995          -0-
D. L. Perry               None               -0-              13,187         -0-           11,960          -0-
F. L. Wright, Jr.         None               -0-              11,887         -0-           10,710          -0-
R. O. Grosso              None               -0-               5,000         -0-            3,750          -0-
R. L. Hackleman           None               -0-              19,100         -0-            8,099          -0-

LONG-TERM INCENTIVE PLAN AWARDS. The Company did not make any awards to the Company's CEO or any of its most highly compensated executive officers during the year ending February 29, 1996, under any long-term incentive plan.

CHANGE IN CONTROL AGREEMENT. The Company has entered into a change in control agreement with Mr. L. C. Martin, the President and Chief Executive Officer of the Company. The change in control agreement provides for the payment of certain benefits upon the occurrence of a change in control of the Company. A "change in control of the Company" includes the acquisition by any person of 50 percent or more of the shares of Common Stock, a merger or consolidation of the Company in which the Company does not survive as an independent public company, a sale of all or substantially all of the assets of the Company, or a liquidation or dissolution of the Company.

Under the change in control agreement, if Mr. Martin remains in the employ of the Company for a period of at least three months immediately following the date of occurrence of a change in control of the Company, he will be entitled to receive a lump sum payment from the Company within five days after the expiration of the three-month period, regardless of whether he continues in the employ of the Company after the expiration of the three-month period (the "Change in Control Payment"). The change in control agreement provides for the payment of the Change in Control Payment of $750,000 in the event of any change in control of the Company, whether or not such change in control is approved by the Board of Directors and/or Shareholders of the Company. Additionally, if during the three-month period Mr. Martin is terminated as a result of death or total disability or for any other reason whatsoever by the Company, he will be entitled to receive, in addition to the Change in Control Payment provided above, his full base salary through the date of termination of his employment, plus any other amounts to which he would be entitled under any compensation plan of the Company. However, if the employment of Mr. Martin during the three-month period is terminated by him for any reason other than as a result of his death or total disability or voluntary termination for good reason as defined in the agreement, he would be entitled to his full base salary through the date of termination of his employment, plus any other amounts to which he would be entitled under any compensation plan of the Company, but would not be entitled to the Change in Control Payment provided above.


BUY-SELL AND TERMINATION AGREEMENT. During fiscal 1994 the Company entered into a "Buy-Sell and Termination Agreement" (the "Agreement") with Mr. L. C. Martin, the President and Chief Executive Officer of the Company. The Agreement provides that the proceeds from a $1 million dollar life insurance policy on Mr. Martin be used to acquire (from the executive's wife or estate) the number of shares of Company Common Stock which could be purchased in the event the executive dies while employed by the Company. The purchase price per share is to be the market value of the stock on the day before the date of death. Upon termination (other than for "just cause") of employment from the Company prior to death, the Company will convey all rights in the insurance policy to the executive, including cash surrender value. The Company has recorded a deferred liability and corresponding charge to expense in the amount of $246,000 during fiscal 1994. The deferred compensation amount is equivalent to the cash surrender value of the insurance policy and amounted to $223,000 at February 29, 1996.

Under the "Buy-Sell and Termination Agreement", the Company agrees to maintain a whole life insurance policy in the face amount of $1 million on the life of Mr. Martin previously acquired by the Company (the "Policy"). The Company shall be the owner and direct beneficiary of the Policy and shall be solely responsible for the payment of any and all premiums required to be paid to keep the Policy in effect. Within 180 days of the death of Mr. Martin, if Mr. Martin was at the time of his death employed by the Company, Mrs. Martin or the estate, heirs, legal representatives, successors or beneficiaries of Mr. Martin shall tender to the Company for sale, transfer or conveyance to the Company a number of shares equal in value to the proceeds received by the Company from the Policy. Upon the tender of the shares of the Company, the Company shall purchase the shares with the proceeds received by the Company under the policy. For purposes of this Agreement, the value of the shares to be sold, assigned and conveyed to the Company as provided for herein shall be determined based on the closing price per share of the Common Stock of the Company as traded on the National Market System of NASDAQ on the day before the date of death of Mr. Martin. Upon the termination of employment of Mr. Martin from the Company for any reason other than "Just Causes", the Company hereby agrees to assign and convey all rights and title of the Company in the Policy, including any cash surrender value in the Policy, to Mr. Martin. No shares shall be transferred to the Company in consideration of the assignment and conveyance of the Policy to Mr. Martin. For purposes of this Agreement, "Just Cause" shall mean Mr. Martin willfully and intentionally fails to substantially perform his duties as an officer of the Company, or Mr. Martin has committed an illegal act (other than minor traffic violations or similar acts) in connection with his employment that could reasonably be expected to materially adversely affect the Company. If Mr. Martin is terminated for "Just Cause," the Company shall be under no obligation to assign and convey the Policy to Mr. Martin.

STOCK PRICE PERFORMANCE GRAPH. The following graph illustrates the five-year cumulative total returns on investments in Aztec Manufacturing Co., the CRSP Index for Nasdaq Stock Market (U.S. Companies) and the CRSP Index for Nasdaq Non-Financial Stocks. Aztec is listed on the Nasdaq Stock Market and is engaged in multiple industries. The shareholder return shown below is not necessarily indicative of future performance. Total return, as shown, assumes $100 invested on February 28, 1991 in shares of Aztec Manufacturing Co. and each index, all with cash dividends reinvested. The calculations exclude trading commissions and taxes.

                             [GRAPH APPEARS HERE]


                                                     2/91   2/92   2/93   2/94   2/95   2/96
                                                     -----  -----  -----  -----  -----  -----
Aztec Manufacturing Co.                              100.0   74.2   54.7  127.8   85.5   94.8
CRSP Index for Nasdaq Stock Market (US Companies)    100.0  142.7  151.9  179.8  182.3  254.2
CRSP Index for Nasdaq Non-Financial Stocks           100.0  141.7  140.0  169.6  166.8  228.9

ACTION TO BE TAKEN UNDER THE PROXY
- ----------------------------------

Unless otherwise specified in the accompanying proxy, the proxy holders will vote the shares represented thereby "FOR" the election of Martin C. Bowen, John
G. Richards, and Sam Rosen as directors for a three year term expiring at the 1999 Annual Meeting of Shareholders, and "FOR" the approval of the appointment of Ernst & Young LLP as the independent auditors of the Company for its fiscal year ending February 28, 1997.

The accompanying proxy will also be voted in connection with the transaction of such other business as may properly come before the meeting or any adjournment or adjournments thereof. Management knows of no other matters, other than as set forth above, to be considered at the meeting. If, however, any other matters properly come before the meeting, or any adjournment or adjournments thereof, the persons named in the accompanying proxy will vote such proxy in accordance with their best judgment on any such matter.

SHAREHOLDER PROPOSALS
- ---------------------

Shareholder proposals for inclusion in the Proxy Statement for the 1997 Annual Meeting of Shareholders must be received at the executive office of the Company on or before January 31, 1997.


ANNUAL REPORTS
- --------------

The Company's 1996 Annual Report to Shareholders, covering the fiscal year ended February 29, 1996, including audited financial statements, is enclosed with this Proxy Statement. Neither the Annual Report nor the financial statements are incorporated into this Proxy Statement or are deemed to be a part of the material for the solicitation of proxies.

A COPY OF THE COMPANY'S 1996 ANNUAL REPORT ON FORM 10-K, INCLUDING THE FINANCIAL STATEMENTS AND SCHEDULES THERETO, REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, MAY BE OBTAINED WITHOUT CHARGE BY ANY SHAREHOLDER WHOSE PROXY IS SOLICITED UPON WRITTEN REQUEST TO:


                           Aztec Manufacturing Co.
                           400 North Tarrant Street
                           Crowley, Texas 76036
                           Attention:  Dana Perry



                           BY ORDER OF THE BOARD OF DIRECTORS

                           Robert H. Johnson, Secretary



Crowley, Texas
June 1, 1996

- --------------------------------------------------------------------------------

                      1996 ANNUAL MEETING OF SHAREHOLDERS
                           10:00 a.m., July 9, 1996

                                Petroleum Club
                                Derrick I Room
                      39th Floor of the Continental Plaza
                                777 Main Street
                               Fort Worth, Texas