Form 10-K, Exhibit 13
period 1997-02-28
AZTEC MANUFACTURING CO
filed 1997-05-28
CIK 8947

                                                                      EXHIBIT 13


                                  About Aztec

                        Aztec Manufacturing Co. markets
                        and services worldwide to three
                        distinct industries.

                        The Electrical Products Segment
                        consists of three companies with
                        different product lines, each
                        possessing a strong position in a
                        niche market and excellent
                        prospects for growth.

                        The Galvanizing Segment, working
                        in a fragmented industry, is being
                        scaled up rapidly through
                        acquisitions and plant expansions,
                        thereby providing increasing cash
                        flow for overall corporate growth.

                        The Oil Field Segment, redefined
                        in fiscal 1997, processes and
                        markets oil field tubular products
                        and manufactures oil tubular
                        accessories for the petroleum
                        industry.



Net Sales                          Net Income                Shareholders Equity
(millions)                         (millions)                    (millions)

                             [CHARTS APPEAR HERE]

      CONSOLIDATED SUMMARY OF OPERATIONS AND OTHER FINANCIAL INFORMATION

                                                                   Fiscal Year
                                        ---------------------------------------------------------------
                                             1997         1996         1995         1994         1993
                                        ------------   ----------   ----------   ----------   ---------
                                            (In thousands, except per share amounts,  percentages and
                                                                     ratios)
Summary of operations:
    Net sales                                $57,703      $49,184      $44,608      $40,834     $30,834
    Net income                                 4,328        2,582        1,578        2,172       1,073

Income per share:
    Net income--assuming no dilution         $   .75      $   .46      $   .28      $   .39     $   .19
    Net income--assuming full dilution           .74          .45          .27          .37         .19

Return on average shareholders'
 equity                                         16.7%        11.6%         7.7%        11.7%        6.2%

Pretax profits to sales                         12.4%         8.7%         5.8%         8.7%          6%
Net income to sales                              7.5%         5.2%         3.5%         5.3%        3.5%

Total assets                                 $45,995      $42,621      $40,791      $34,060     $25,827
Long-term debt, excluding current
 portion                                       7,527        9,516       10,484        6,622       1,730
Total liabilities                             17,421       19,461       19,415       14,512       8,280
Shareholders' equity                          28,573       23,160       21,376       19,548      17,547
Working capital                               12,220        7,879       10,117        7,389       5,734
Shareholders' equity per share                  4.96         4.11         3.75         3.48        3.12
Long term debt to equity ratio              .26 to 1     .41 to 1     .49 to 1     .34 to 1    .10 to 1
Current ratio                              2.30 to 1    1.89 to 1    2.22 to 1    2.06 to 1   2.04 to 1

EBITDA                                       $10,691      $ 7,407      $ 5,185      $ 5,839     $ 3,477
Cash provided by operations                    6,821        9,103           40        3,765       2,137
Capital expenditures                           2,037        3,434        4,890        2,713       1,073
EBITDA per share                                1.86         1.31          .91         1.04         .62
Cash dividends per share                         .06          .03          .02         .045         .10

Average shares outstanding                     5,761        5,634        5,698        5,625       5,623

                          LETTER TO OUR SHAREHOLDERS


Aztec Manufacturing Co. recorded record revenues of 57.7 million dollars for its fiscal year ended February 28, 1997. The previous record was set prior to the collapse of the oil business in 1982, which was our fiscal year ending February 28, 1982, when revenues were 55.4 million dollars. Although the record stood for fifteen years, management anticipates the 57.7 million dollars just recorded will be broken in the year ending February 28, 1998.

As was previously announced Aztec acquired the operating assets of Hobson Galvanizing Inc., located outside New Orleans, Louisiana, on March 10, 1997. This facility will operate as a wholly-owned subsidiary and becomes the ninth galvanizing operation in our Galvanizing Segment. We will continue to pursue other opportunities that may arise to expand this portion of our business.

For the first time in several years, the Crowley tubing facility was profitable. However, it was not profitable enough to offset the carrying cost of the idled Houston tubing facility sold October 31, 1996. Management anticipates this Segment of our business to be profitable for the year ending February 28, 1998.


                              COMMON STOCK PRICE
                          (High/Low Yearly Bid Price)


                             [GRAPH APPEARS HERE]


The Electrical Segment also performed well with Rig-A-Lite posting another record year and Calvert showing solid gains in margins and profitability.

Upon review of the operational portion of this report you will find that all three segments of our business showed an appreciable improvement in operating income for the fiscal year just ended. These improvements hold much significance for the future of Aztec and its shareholders and we hope you will take the time to learn about them. Aztec is a far different company than it was when we recorded what is now our second biggest year.

On Thursday, March 20, 1997, the common stock of Aztec Manufacturing Co. became listed on the New York Stock Exchange using the symbol AZZ and is the last stock listed under the "A" section of the daily stock report. Management is of the opinion this listing will enhance shareholder value and give some added degree of stability to the stock.

It was with deep sorrow and great personal loss that we recorded, on November 30, 1996, the passing of Mr. William D. Ratliff, Jr., a member of the Board of Directors since 1965. In the years he served on the Board of our Company, he made invaluable contributions to its progress.

The Board of Directors, on February 18, 1997, declared a year-end cash dividend of six cents per share, which was a 100% increase over the previous year's dividend. This six cent dividend was paid March 28, 1997, to shareholders of record as of March 7, 1997.

The Aztec Annual Meeting is scheduled for 10:00 a.m. Tuesday, July 8, 1997; at the Petroleum Club, in the Derrick I Room, on the 39th floor of the Continental Plaza, Fort Worth, Texas. We invite all shareholders to attend.

Thank you for your interest and your support of Aztec. The year ahead should bring good things for our Company. We will keep you informed.

Sincerely,



L.C. Martin
Chairman of the Board
President and Chief Executive Officer

                             A GAMEPLAN FOR GROWTH
                        BENCHMARKS TO MEASURE PROGRESS


Aztec operates in three distinct businesses, Electrical Products, Hot Dip Galvanizing and Oil Field Tubular Products. Each has distinct growth characteristics and capital requirements.

The Electrical Products Segment should have above average growth prospects in each of its three operating companies as well as the possibility of complementary acquisitions. Rig-A-Lite is experiencing a pickup in the offshore drilling and petrochemical industries, core markets for its hazardous environmental lighting and electrical product lines. Calvert is likely to benefit from the coming deregulation of the electric utility industry and is already a participant in the rapid capacity additions in the Pacific Rim and other developing areas. The explosion of wireless communication and cellular services is helping to fuel Atkinson's business.


Galvanizing is an industry that offers very attractive acquisition opportunities as the consolidation of this highly fragmented industry begins to accelerate. Management believes Aztec, with its growing cash flow, is positioned to be one of the leaders in this consolidation process.


                                    EBITDA
                                  (MILLIONS)


                             [GRAPH APPEARS HERE]


The Oil Field Products Segment is finally turning after years in the doldrums. The shake out of industry participants would appear to have run its course and drilling and rework activity in the oil patch has picked up with the recovery in energy prices. Fortunately for Aztec, at this point, the Company has the capacity to do multiples of its current Segment sales with its plant in place and paid for.

The only capital investment required will be modest amounts for inventory and, as sales recover, this Segment should quickly begin to generate free cash flow to add to the already positive cash flow of the other two Segments to accelerate Aztec's growth.

Given the varied opportunities, it is incumbent on Aztec management to be disciplined and focused in the intelligent reinvestment of rising cash flows. Sales and earnings growth, as well as expense ratio trends and profit margin analysis explained in considerable detail in the discussion which accompanies the financial statements, gives an overall measurement of the Company's progress. But other more specialized returns and/or productivity benchmarks, reflected below, specifically address the question of intelligent reinvestment of capital and are also important to monitor.


                                RETURN ON SALES


                             [GRAPH APPEARS HERE]


ASSET TURNOVER - is the ratio of sales per dollar employed during the year. It is calculated by dividing net sales by the average assets.

Fiscal 1995    Sales        =  $44,608  =  1.19
               -----           -------
               Avg. Assets      37,425

Fiscal 1996    Sales        =  $49,184  =  1.18
               -----           -------
               Avg. Assets      41,706

Fiscal 1997    Sales         = $57,703  =  1.30
               -----           -------
               Avg. Assets      44,308

                             A GAMEPLAN FOR GROWTH
                        BENCHMARKS TO MEASURE PROGRESS


Asset turnover improved in fiscal 1997 for several reasons. The Arizona Galvanizing facility, opened in 1994, continued to mature, an idled oil tubing plant in Houston was sold and good internal growth was achieved at Rig-A-Lite, Atkinson and most of the other galvanizing facilities. Expressed another way, Aztec generated $1.30 in sales for each dollar of assets employed in fiscal 1997 compared to under $1.20 in each of the prior two years. There is no generally accepted turnover ratio to target and acquisitions and the timing of an acquisition closing can affect the ratio in a given year. However, a sudden precipitous drop or steady deterioration would cause management to reexamine and adjust the capital reinvestment plan.


                               RETURN ON ASSETS


                             [GRAPH APPEARS HERE]


PRETAX RETURN ON AVERAGE ASSETS - is earnings before taxes and extraordinary items divided by average assets.

Fiscal 1995    Pretax Earnings  =  $ 2,608  =   7.0%
               ---------------     -------
               Avg. Assets          37,425

Fiscal 1996    Pretax Earnings  =  $ 4,267  =  10.2%
               ---------------     -------
               Avg. Assets          41,706

Fiscal 1997    Pretax Earnings  =  $ 7,153  =  16.1%
               ---------------     -------
               Avg. Assets          44,308

The combination of rising asset turnover combined with the improved profit margin on sales discussed in the financial review section has a multiplier effect on the return on assets. As a result it has more than doubled since fiscal 1995 rising to 16.1%.

The inescapable fact that all companies must face is that internal cash flow funds businesses, not reported earnings or earnings per share. The growth rate of a corporation is ultimately determined by the generation and growth of such cash flow. The trends in asset turnover and return on assets is encouraging as Aztec enters its new fiscal year and this portends favorable cash flow trends as well. The Hobson Galvanizing acquisition, which closed on March 10, 1997 clearly demonstrates that attractive reinvestment opportunities continue to present themselves to Aztec and that management will be disciplined and aggressive in pursuing its growth plan.

                             REVIEW OF OPERATIONS

ELECTRICAL PRODUCTS

Aztec's Electrical Products Segment is undoubtedly one of the Company's core strengths. This segment generated over 52% of total revenues and 48% of operating profit. Sales were essentially flat in fiscal 1997, but operating margins expanded significantly and return on assets employed exceeded 33%. Operating income increased 25%.

Aztec's Electrical Products Segment is comprised of three operating entities:
Rig-A-Lite Partnership, Ltd., The Calvert Company and Atkinson Industries, Inc.


                              ELECTRICAL PRODUCTS

==================================================
                      1995       1996      1997

--------------------------------------------------
Sales               $27,547    $30,172   $30,276
--------------------------------------------------
% Change                -0-         10%      -0-
--------------------------------------------------
OP Income           $ 1,358    $ 4,264   $ 5,317
--------------------------------------------------
% Change                (67%)      214%       25%
--------------------------------------------------
OP Margin
Return on Sales           5%        14%       18%
--------------------------------------------------
Avg. Assets Emp     $18,314    $18,100   $15,925
--------------------------------------------------
Return on Assets          7%        24%       33%
==================================================

RIG-A-LITE PARTNERSHIP, LTD-HOUSTON, TEXAS

Rig-A-Lite had another record year in fiscal 1997. After three years of continued growth, the food processing market, primarily fresh poultry, a market Rig-A-Lite pioneered with lighting products, settled down to essentially a replacement market. However, this trend was offset by a resurgence in Rig-A-Lite's core energy and petrochemical markets and rapid expansion in the international arena.

The domestic petrochemical market comprised approximately one-quarter of Rig-A-Lite's sales. Products for this market are normally sold through specialized petrochemical distributors but are also sold directly to large end users. In this market, Rig-A-Lite enjoys the advantage of having its products known by name as the "best in the business." The major customers in this market are those involved with domestic exploration and/or production of oil and gas. Furthermore, the vast majority of Rig-A-Lite's customer base in this market is located in the South Central states, such as Texas, Louisiana, and Mississippi, where most domestic exploration takes place. This market is driven by drilling activity, thus, is tied to the world prices for oil and gas. Domestic drilling activity accelerated significantly in fiscal 1997, both onshore and offshore, particularly in the Gulf of Mexico and this higher level of oil industry activity appears to be continuing into fiscal 1998.

The international petrochemical market is similarly benefiting from a recovery in energy prices and activity and Rig-A-Lite is moving aggressively to position itself to capitalize on the emerging market opportunity. In fiscal 1997, the company expanded its distribution in Canada, and in Singapore to service the Pacific Rim. Rig-A-Lite entered into a new relationship in Mexico which is adding sales there and in other Latin American countries. The company now has agent/distribution agreements in 20 countries.


                              1997 SEGMENT SALES


                             [GRAPH APPEARS HERE]

                             REVIEW OF OPERATIONS


THE CALVERT COMPANY-RICHLAND, MISSISSIPPI

Calvert primarily manufactures a broad variety of bus duct products for the power generation and distribution industries. Calvert operates in three primary markets: Original Equipment Mfg. (OEM), architectural engineering and the investor owned utility markets. Calvert has continued to show margin improvements.

The OEMs manufacture and sell a product that utilizes Calvert's bus duct systems as part of their equipment. The major OEMs are those companies that manufacture power generators. The architectural engineering firms Calvert conducts business with are typically those that act as general contractors for an entire power plant project. As much as 80 percent of the current demand for Calvert's products is for overseas use.

Until the unfolding deregulation of the domestic electric utility industry fully develops, U.S. equipment sales will continue to be primarily into the replacement market.

Markets, such as the Far East, the Asian-Pacific Rim, and South America, have attracted the attention of those in the bus duct product industry as these areas have seen (and will continue to see) rapid development of electrical power generation infrastructures. The hottest foreign markets are those such as China, India, and Russia, which are expected to significantly increase their power generation capacity over the next ten years.

Despite the dependence on foreign sales, Calvert has little currency exposure because it deals primarily with U.S. contractors and quotes its prices in U.S. dollars.

The current uncertainty arising from the emerging trend towards deregulation in the U.S. electric utility industry is providing a growth opportunity and Calvert is devoting resources to capitalize on it. Efforts of utility companies to downsize their support staffs in the cost cutting environment of deregulation have resulted in an increased usage of outside sub contractors for maintenance and repair. Calvert's Installation Services (C.I.S.), a unit that contracts with utilities to perform bus duct replacement installation, bus maintenance and installation supervision of bus duct systems, is benefiting from this trend.


ATKINSON INDUSTRIES - PITTSBURG, KANSAS

Atkinson Industries was originally developed to provide power distribution equipment, electrical components, and electrical repair services to the mining and other industries. Mine-duty equipment and electrical repair services are still vital parts of Atkinson but have become smaller components of the business as the company has concentrated its efforts on factory fabricated electrical enclosures. These enclosures provide environmentally controlled protection for electrical equipment that must operate in hazardous locations. Atkinson ships its enclosures with the electrical equipment requiring protection already installed so that the enclosures are ready to be set in place and utilized upon delivery. As market needs continually change, the uses of these enclosures have evolved and spanned new industries, allowing Atkinson to penetrate new markets. Some of the bigger industries which utilize enclosures include the telecommunications, petroleum, chemical, paper, utilities industries and municipalities.

Fiscal 1997 was a special year for Atkinson as the company delivered two 80 foot portable electrical and communication command centers for on-site riverside pulp operations, a new market for Atkinson. Built in 20 foot sections the finished enclosures housed a computer room, electrical power and switchgear, and even lavatories.

The electrical utility industry continues to be the backbone of Atkinson's business, yet fiscal 1997 saw further progress in penetrating the faster growing communications industry with enclosures to support remote towers. Prospects for continued growth in the new fiscal year are excellent and Atkinson began fiscal 1998 with a backlog 22% ahead of last year.

                             REVIEW OF OPERATIONS


GALVANIZING

Aztec operated eight galvanizing facilities in fiscal 1997 and acquired a ninth, Hobson Galvanizing, Inc. near New Orleans, Louisiana on March 10, 1997. With current production in excess of 200 million pounds annually, Aztec is one of the largest independent galvanizers in the United States and one of the fastest growing.


                              GALVANIZING SEGMENT

=================================================
                      1995      1996      1997

-------------------------------------------------
Sales               $12,761   $16,920   $23,646
-------------------------------------------------
% Change                 35%       33%       40%
-------------------------------------------------
OP Income           $ 3,056   $ 4,270   $ 5,930
-------------------------------------------------
% Change                 54%       40%       39%
-------------------------------------------------
OP Margin
Return on Sales          24%       25%       25%
-------------------------------------------------
Avg. Assets Emp     $11,267   $16,594   $19,313
-------------------------------------------------
Return on Assets         27%       26%       31%
=================================================

The Galvanizing Segment accounted for 41% of the Company's total revenues and 53% of operating income. Growth has and continues to come from a combination of solid internal growth and acquisitions. The acquisition of Arkansas Galvanizing in February, 1996 added 34% to production, while existing Aztec facilities grew a solid 12%. The acquisition of Hobson at the start of our new fiscal year should further enhance the growth in galvanizing revenues in fiscal 1998. Hobson had revenues in calendar 1996 in excess of $5 million and processed 41 million pounds of steel products. After less than two months of ownership, Aztec has already seen a trend of improved margins and a rising revenue stream from Hobson.

Because galvanizing provides metallurgically bonded protection, it offers economic advantages over repetitive application of coatings or use of costly stainless steel. In Europe, about 35 percent of all rolled steel is galvanized, compared with just six percent in this country. Through coordinated industry efforts, U.S. market share is expected to increase in the years ahead, but may not reach European levels. In 1995, the latest year industry wide statistics are available, U.S. steel companies produced 85.8 million tons of steel. Of that, only 2.7 million tons, or about 3.2 percent, were hot dipped galvanized. The significant factor here is that 2.7 million tons represent an 8 percent increase over the 1994's 2.5 million tons. The American Galvanizing Association projected a 10 percent increase in 1996 to 3.0 million tons.

Industry growth trends are not necessarily meaningful because of the regional nature of the business. Galvanizing is a regional business mainly because freight quickly becomes a significant cost factor in the pricing equation.

Aztec operates plants throughout the South and Southeast and the above industry growth rate exhibited by the Company's Galvanizing Segment has clearly benefited by the overall healthy economic progress of the geographical areas in which it operates.

Because of the regional nature of the business, the galvanizing industry is highly fragmented with over 200 galvanizing plants in the U.S. Even though Aztec processed 83,000 tons of steel in the most recent year, that represents only about 3% of the total 3.0 million tons available industry wide.

The galvanizing industry is starting to consolidate for a variety of reasons. The demand for value added services and broader geographic service from larger OEM customers, ever tightening EPA requirements, the aging of entrepreneurs who built much of the post World War II industry capacity and other reasons are all contributing to an acceleration of this trend. Aztec, because of its strong cash flow growth, should be well positioned to be a primary participant in this consolidation process.

                             REVIEW OF OPERATIONS


OIL FIELD PRODUCTS

In the early eighties, Aztec was the largest independent processor of oil field tubing in the United States. After the boom and subsequent bust a decade ago, the Oil Field Segment has become a very minor part of operations, breaking even or losing money in recent years. But it may be about to emerge as a significant incremental profit contributor in fiscal 1998 and beyond.

In fiscal 1997, the Crowley tubing plant posted a solid profit for the first time in several years, most of which occurred in the fourth quarter. Results of the Oil Field Products Segment have been negatively impacted in recent years because of an idle facility in Houston, which was finally sold in October 1996.


                              OIL FIELD PRODUCTS

==============================================
                     1995     1996     1997

----------------------------------------------
Sales               $4,300   $2,092   $3,781
----------------------------------------------
% Change                13%     (51)%     81%
----------------------------------------------
OP Income           $1,084   $ (428)  $  (56)
----------------------------------------------
% Change               138%    (139)%     87%
----------------------------------------------
OP Margin
Return on Sales         25%      NM       NM
----------------------------------------------
Avg. Assets Emp     $3,983   $3,583   $3,960
----------------------------------------------
Return on Assets        27%      NM       NM
==============================================

In the eighties and prior, the oil field tubular business was a three or even four-step market structure. Raw pipe, both seamless and welded, would be manufactured by a steel company, sold by the ton to either an oil company or an oil field supply distributor, but consigned to a third party processor (i.e., Aztec) for processing, threading, heat treating, and tempering. Aztec functioned as a service provider for a processing fee but never owned the pipe, except for the related pup joint business. (Pup joints are short sections of tubing used to complete a production string.) Aztec was the largest third party processor from 1978 through 1986 with revenues from the business, at the peak, in excess of $50 million per year. The industry collapsed in 1985-1986 and Aztec collapsed with it. In the space of one year, revenues from this business virtually disappeared.

Because of the glut of tubular products, most steel companies abandoned the production of tubular products altogether, or at the very least the small diameter (under two inches, referred to in the industry as macaroni tubing) part of the business. Those that remain have concentrated on large diameter tubing and casing products and processing has largely been brought in house.

However, technological innovations in the oil patch such as 3-D seismic, horizontal drilling and simultaneous production from multiple pay zones, have improved economics and led to a resurgence in domestic drilling activity. Further, because of higher oil and gas prices, oil well rework activity has picked up. Demand for macaroni tubing has resulted from increases in dual lateral drilling and dual completions that require additional flow lines within a single wellbore.

Aztec envisions an opportunity to rebuild this business and therefore reentered the market starting in the fourth quarter of fiscal 1997. Its approach is not strictly on a third party service basis, but directly, buying new tubing, processing it into finished pipe and selling to the ultimate customer, i.e. an oil company or oil field distributor. Purchasing some imported tubing, the Company shipped approximately 500,000 feet in the December through February period.

Now that it is obvious there is an ongoing market, Aztec is addressing the supply side of the business. Supply sources for raw tubing have been found in Romania and Korea, as well as Spain and Canada, and material started arriving in December. In addition, the Company is negotiating with other sources both foreign and domestic.

While there is risk associated with this expansion, the incremental revenue and profit implications are meaningful. Aztec's oil field tubular processing facility in Crowley, Texas, has been depreciated to under $3 million over the years. This is a large facility capable of producing more than ten times its current production. Aztec intends to pursue this line of business aggressively.

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


GENERAL

Aztec Manufacturing Co. (the "Company") focuses on three industrial markets:
Electrical Products, Galvanizing, and Oil Field Services. The Company reported sales of $57.7 million for fiscal 1997 compared with $49.2 million in the previous year. Net income for fiscal 1997 was $4.3 million or 74 cents per
share compared with $2.6 million or 45 cents per share fully diluted.   A
discussion concerning effects of new accounting standards can be found in Note 1 of Notes to Consolidated Financial Statements.


RESULTS OF OPERATIONS

YEAR ENDED FEBRUARY 28, 1997 (1997) COMPARED WITH YEAR ENDED FEBRUARY 29, 1996
(1996)

Consolidated net sales for 1997 grew by $8.5 million or 17% over 1996. Revenues from the Company's Electrical Products Segment, which is made up of Rig-A-Lite Partnership Ltd. ("Rig-A-Lite") , The Calvert Company ("Calvert") and Atkinson Industries, Inc. ("Atkinson") remained constant for 1997 as compared to 1996. Rig-A-Lite's revenues were up 18% for 1997. Rig-A-Lite's domestic industrial sales, which represented 44% of their total revenues, were flat for 1997. Fixture sales to the food processing industry, which represented 20% of its total revenues, were down by 11% for 1997 due to a slow down in the consumption of poultry related products. Sales of Rig-A-Lite's international and petroleum fixtures, which represented 36% of their total sales, were up 95% due to renewed activity in international petroleum markets. Calvert's revenues were down 20% for 1997 compared to 1996 due to the continued sluggishness of the domestic power generation market. Overseas shipments of bus duct products continued to represent approximately 80% of Calvert's revenues for 1997. Calvert's domestic customer installation service business, which represents 15% of Calvert's 1997 revenues, was flat for 1997 as compared to 1996. Revenues at Atkinson were up 2% for 1997 as compared to 1996. Sales of Atkinson's factory fabricated power centers, which represents 87% of Atkinson's business, were up 3% over 1996. Atkinson's electrical repair services was down 5% for 1997 as compared to 1996.

Revenues in the Galvanizing Segment were up 40% for 1997 as compared to 1996 due to a 13% increase in revenues at Aztec's existing seven facilities and the acquisition of Arkansas Galvanizing on February 1, 1996. During the first full year under Aztec's management, Arkansas Galvanizing represented 21% of total revenues for this segment.

The Oil Field Products Segment generated 7% of the Company's consolidated revenues for 1997. Revenues generated from this segment were up 81% for 1997 as compared to 1996. Aztec changed its long standing philosophy regarding how the Company markets its services to the industry. Since the Company's inception in 1956, Aztec's Oil Field Products Segment provided a third party service of end finishing oil field tubular goods for steel mills and oil field supply houses in the U.S. In the second half of fiscal 1997, Aztec began buying plain end tubing, processing it into finished product and marketing the finished tubing direct to supply houses. The Company has experienced a strong demand for finished tubing and is working diligently to solidify long term agreements with reliable suppliers of plain end tubing.

Consolidated operating income (see note 10 of Notes to Consolidated Financial Statements) increased $3.1 million or 38 percent for 1997, as compared to 1996. The Electrical Products Segment continued to improve for 1997, with operating income up 25% over 1996. Rig-A-Lite's operating income for 1997 was up 45% from 1996 due to improved margins achieved by cost efficiencies and lower material cost related to increased volumes. Calvert's operating income was up 64% for 1997 compared to 1996. Continued cost controls and increased efficiencies helped to improve margins. Atkinson's operating income was down 16% for 1997 compared to 1996 due to less profitable jobs being accepted to improve backlog. Higher margin jobs are being added to Atkinson's backlog.

The Galvanizing Segment's operating income increased 39% during 1997 compared to 1996. Operating income was up 7% due to increased volumes of steel being processed at Aztec's seven existing facilities and the acquisition of Arkansas Galvanizing on February 1, 1996. Arkansas Galvanizing accounted for 24% of this segment's operating income.

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


The Oil Field Products Segment showed a $56,000 operating loss for 1997 as compared to a $428,000 operating loss in 1996. The operating loss included carrying costs of the Segment's idle facility in Houston, Texas of $115,000 for 1997 and $139,000 for 1996. A portion of this facility was sold on October 31, 1996, and these carrying costs should not reoccur. The Crowley facility showed a $60,000 operating profit for 1997 as compared to a $289,000 operating loss in 1996. The improvement in operating income at the Crowley facility is attributable to the increased volumes of tubular goods processed and sold during the last quarter of 1997.

General corporate expenses for 1997 increased by 16% over 1996. This increase was attributed to higher employee benefits and profit sharing expenses, and increased selling expenses. Interest expense in 1997, as compared to 1996, was down due to lower interest rates through the course of the year as well as a lower outstanding loan balance.

Other (income) expense was made up of scrap sales, (gains) and losses on sales of property and equipment, and other (income) expense items not specifically identifiable to a segment. This expense included the establishment of a corporate reserve for slow moving inventory in the amount of $240,000.


YEAR ENDED FEBRUARY 29, 1996 (1996) COMPARED WITH YEAR ENDED FEBRUARY 28, 1995
(1995)

Consolidated net sales for 1996 grew by $4.6 million or 10% over 1995. The Company's Electrical Products Segment showed a 10% increase in revenues for 1996 as compared to 1995. Rig-A-Lite's consolidated revenues increased 7% for 1996. Revenues from the industrial lighting market increased 9 percent for 1996 over 1995 due to continued sales emphasis in this market. Revenues generated from the petroleum industry were flat for 1996 as compared to 1995. Calvert's revenues increased 15% for 1996 due to an intensified emphasis on marketing.
The majority of Calvert's products were shipped to foreign markets during 1996. Atkinson revenues were up 6% in 1996, a record year.

Revenues in the Galvanizing Segment were up 33% for 1996 as compared to 1995. This increase was primarily due to an approximate 31% increase in the volume of steel processed, as well as improved average selling prices over 1995. Arizona Galvanizing contributed $1.86 million or 11% to the segment's total revenues for their first full year of operation. The addition of Arkansas Galvanizing, Inc., effective February 1, 1996, was a small contributor to revenues for 1996.

The Oil Field Products Segment was down 51% for 1996. This segment generated 4% of the consolidated revenues of the Company in 1996.

Consolidated operating income (see note 10 of Notes to Consolidated Financial Statements) increased $2.6 million or 47 % for 1996, as compared to 1995. The Electrical Products Segment showed a dramatic improvement for 1996, with operating income up 214% over 1995. Rig-A-Lite's operating income for 1996 was up 10 % from 1995 due to increased volume. Calvert showed an operating income for 1996 as compared to an operating loss in 1995. This was achieved through improved cost controls and increased efficiencies. Atkinson's operating income for 1996 was up 20 % from 1995 due to improved operating efficiencies.

The Galvanizing Segment's operating income improved 40 %, consistent with increased revenues for 1996.

The Oil Field Products Segment showed a $428,000 operating loss for 1996 as compared to $1.1 million in operating income for 1995. The operating loss was attributed to reduced volume.

General corporate expenses for 1996 increased by 47% over 1995. This increase was attributed to higher employee benefits and profit sharing expenses, higher expense for professional services and increased selling expenses. Interest expense in 1996, as compared to 1995, increased due to higher interest rates through the course of the year as well as additional borrowings for the purchase of Arkansas Galvanizing in February 1996.

Other (income) expense was made up of scrap sales, gain on sales of equipment, write-down of assets held for sale in the amount of $420,000, and other (income) expense items not specifically identifiable to a segment.

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES

YEARS ENDED FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

Aztec's financial condition, in management's opinion, remained strong through fiscal 1997. The Company's operations and acquisitions have been financed with funds generated from operations, bank borrowings, liquidation of idle assets and proceeds from the exercise of stock options.

Cash provided by operating activities was $6.8 million in 1997, $9.1 million 1996 and $39,500 in 1995. Operating cash flows in 1997 were provided by net income, depreciation and amortization, and other non cash items. The increased cash flows from operations in 1996 as compared to 1995 were attributed to improved profits, reductions in outstanding accounts receivable and lower inventory balances.

The sale of a portion of the Company's idle Houston property on October 31, 1996, generated cash of approximately $1 million. The amount realized from the sale of this property was equal to the net book value carried by the Company. The balance of this property is under contract of sale and should close by midyear of fiscal 1998. The Company anticipates the amount it will receive from the sale of the remains of the Houston property will equal its current carrying value. Additional cash was generated through the exercise of employee stock options in the amount of $1.4 million.

Subsequent to year end, the Company acquired on March 10, 1997, the operating assets of Hobson Galvanizing, Inc., for $3.9 million. The purchase was funded from cash reserves of the Company. Hobson Galvanizing had revenues in excess of $5 million per year. Other major uses of cash during fiscal 1997 included capital expenditures, repayment of debt, and payment of cash dividends. Working capital increased to $12.2 million for 1997 from $7.9 million in 1996. The Company's current ratio and quick ratio for 1997 were 2.30 to 1 and 1.61 to 1, respectively. The long term debt-to-equity ratio was .26 to 1 on February 28, 1997, and .41 to 1 on February 29, 1996.

The Company arranged a new credit facility with a new lender effective July 1, 1996. This agreement is made up of a three year $10 million revolving line of credit and a six year $10 million term note.

The Company's current availability under the credit facility is approximately $10 million. Management believes that the credit facility, current assets and cash generated from operations will be sufficient to accommodate the Company's current operations, internal growth, and possible future acquisitions.

Inflation has not significantly impacted the Company over the last three years. Management does not expect inflation to have a significant impact on operations in the foreseeable future. The Company does not engage in any hedging activities or make use of any investments in derivatives, commodities, or other interest-rate sensitive vehicles.


ENVIRONMENTAL MATTERS

In the course of its galvanizing operations, the Company is subject to occasional governmental proceedings and orders pertaining to noise, air emissions and water discharges into the environment. As part of its continuing environmental program, the Company has complied with such proceedings and orders without any materially adverse effect on its business.

In August 1988, the Company received a letter from the Texas Natural Resource Conservation Commission ("TNRCC") regarding remedial actions at a chemical waste disposal site near Ranger, Texas. Records indicate the Company may have generated a portion of the waste placed at the site and, therefore, has been deemed by the TNRCC to be a Potentially Responsible Party ("PRP"), with respect to the site under the Texas Solid Waste Disposal Act, Chapter 361, Texas Health and Safety Code. The Company, together with other companies that may have generated waste placed at the site, is participating with the TNRCC in a clean-up study at the site. No materially adverse findings have resulted from the reviews to date.

The Company provides for costs related to contingencies when a loss is probable and the amount is reasonably determinable. It is the opinion of management, based on past experience, that the ultimate resolution of these contingencies, to the extent not previously provided for, will not have a materially adverse effect on the Company.

                     STOCK PRICES AND DIVIDENDS PER SHARE

                                             Fiscal 1997
                                   High Bid  Low Bid  Cash Dividend
                                   --------  -------  -------------
1st Quarter                         $ 6-3/8   $4-3/8     $ .00
2nd Quarter                           8-1/4        6       .00
3rd Quarter                           9-1/8    6-1/2       .00
4th Quarter                          11-3/8    6-3/4       .06
Whole Year                           11-3/8    4-3/8       .06

                                             Fiscal 1996
                                   High Bid  Low Bid  Cash Dividend
                                   --------  -------  -------------
1st Quarter                         $ 4-1/2   $3-1/2     $ .00
2nd Quarter                           3-7/8    3-1/8       .00
3rd Quarter                           4-1/8    3-1/4       .00
4th Quarter                           5-3/8    3-1/2       .03
Whole Year                            5-3/8    3-1/8       .03

Stock Prices: The above quotations represent prices between dealers and do not include retail mark-up, mark-down or commission. They may or may not represent actual transactions. Daily bid/ask closing prices are quoted in the National OTC List. The Company's common stock traded on the NASDAQ Stock Market under the symbol: AZTC. Subsequent to year-end, the Company was listed on the New York Stock Exchange and began trading on March 20, 1997. The Company's common stock trades under the symbol AZZ.


               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
Aztec Manufacturing Co.

We have audited the accompanying consolidated balance sheets of Aztec Manufacturing Co. as of February 28, 1997 and February'29, 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended February 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aztec Manufacturing Co. at February 28, 1997 and February'29, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 28, 1997, in conformity with generally accepted accounting principles.



                                             /s/Ernst & Young, LLP
                                             ---------------------


Fort Worth, Texas
March 31, 1997

AZTEC MANUFACTURING CO. CONSOLIDATED BALANCE SHEETS


February 28, 1997 and February 29, 1996

Assets                                                    1997          1996
------                                               ------------  ------------
Current assets:
  Cash and cash equivalents                           $ 5,583,720   $   416,223
  Accounts receivable, net of allowance for doubtful
   accounts of $385,900 in 1997 and $200,000 in 1996    9,530,112     9,483,471
  Inventories                                           6,314,692     6,672,548
  Prepaid expenses and other                              192,902       192,047
                                                     ------------  ------------
     Total current assets                              21,621,426    16,764,289
Long-term investments                                     300,000             -

Property, plant, and equipment, at cost:
  Land                                                  1,212,750     1,212,750
  Buildings and structures                             13,088,844    12,859,464
  Machinery and equipment                              12,556,079    12,080,903
  Furniture and fixtures                                1,345,227     1,244,137
  Automotive equipment                                    650,953       592,689
  Construction in progress                                272,501       255,725
                                                    -------------  ------------
                                                       29,126,354    28,245,668
  Less accumulated depreciation                        12,584,177    11,420,716
                                                    -------------  ------------
     Net property, plant, and equipment                16,542,177    16,824,952
Property held for sale, net of accumulated
 depreciation of $235,102
 in 1997 and $1,209,000 in 1996                           390,698     1,504,756
Intangible assets, less accumulated
 amortization of $1,266,126 in 1997 and
 $1,427,600 in 1996                                       300,014       425,430
Costs in excess of fair value of assets
 purchased, less accumulated amortization
 of $966,281 in 1997 and $642,300 in 1996               6,560,304     6,867,543
Other assets                                              280,145       234,340
                                                    -------------  ------------
                                                      $45,994,764   $42,621,310
                                                    =============  ============

Liabilities and Shareholders' Equity
------------------------------------
Current liabilities:
  Accounts payable                                    $ 2,840,108   $ 4,077,754
  Accrued salaries and wages                              839,150       693,338
  Other accrued liabilities                             3,044,313     2,038,227
  Income taxes                                            921,286       517,355
  Long-term debt due within one year                    1,756,666     1,558,926
                                                     ------------  ------------
     Total current liabilities                          9,401,523     8,885,600

Long-term debt due after one year                       7,527,221     9,516,472

Net deferred income tax liability                         492,688     1,058,993

Shareholders' equity:
  Common stock, $1 par value; 25,000,000 shares
   athorized; 6,145,009 and 5,772,895 shares
   issued and outstanding at February 28, 1997 and
   February 29, 1996, respectively                      6,145,009     5,772,895
  Capital in excess of par value                       10,351,523     9,283,268
  Retained earnings                                    12,802,931     8,830,213
  Less common stock held in treasury (232,362 shares,
   at cost)                                              (726,131)     (726,131)
                                                     ------------  ------------
     Total shareholders' equity                        28,573,332    23,160,245
                                                     ------------  ------------
                                                      $45,994,764   $42,621,310
                                                     ============  ============

See accompanying notes.

AZTEC MANUFACTURING CO. CONSOLIDATED STATEMENTS OF INCOME


Years ended February 28, 1997, February 29, 1996 and February 28, 1995

                                                                      1997                 1996             1995
                                                                  ------------        -------------     ------------
Net sales                                                         $ 57,703,287         $ 49,184,383      $44,607,665
Costs and expenses:
  Cost of sales                                                     41,305,269           36,352,710       34,129,695
  Selling, general, and administrative                               8,089,434            7,548,641        6,566,317
  Net loss on sale of property, plant, and equipment                     1,310               45,162            3,040
  Interest expense                                                     874,209              912,586          822,627
  Other expense, net                                                   280,065               57,923          477,525
                                                                  ------------        -------------     ------------
                                                                    50,550,287           44,917,022       41,999,204
                                                                  ------------        -------------     ------------

Income before income taxes                                           7,153,000            4,267,361        2,608,461

Income taxes:
  Current expense                                                    3,391,740            1,514,762        1,269,735
  Deferred expense (benefit)                                          (566,305)             170,986         (239,406)
                                                                  ------------        -------------     ------------
                                                                     2,825,435            1,685,748        1,030,329
                                                                  ------------        -------------     ------------

  Net income                                                      $  4,327,565         $  2,581,613      $ 1,578,132

Income per share:
  Assuming no dilution                                                  $.75                $.46             $.28
                                                                        ====                ====             ====
  Assuming full dilution                                                $.74                $.45             $.27
                                                                        ====                ====             ====


AZTEC MANUFACTURING CO. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended February 28, 1997, February 29, 1996 and February 28, 1995

                                               Common stock        Capital in
                                        ------------------------
                                                                   excess of         Retained      Treasury
                                           Shares      Amount      par value         earnings        stock
                                        ----------   ----------- -------------   -------------- -------------
Balance at Feb. 28, 1994                5,645,494    $5,645,494  $  8,951,255     $  4,951,417   $        -
  Exercise of stock options                95,766        95,766       268,743                -            -
  Cash dividends declared                       -             -             -         (114,734)           -
  Net income                                    -             -             -        1,578,132            -
                                        ----------   ----------- -------------   -------------- -------------

Balance at Feb. 28, 1995                5,741,260     5,741,260     9,219,998        6,414,815            -
  Exercise of stock options                31,635        31,635        63,270                -            -
  Purchase of treasury stock
       (232,362 shares)                         -             -             -                -     (726,131)
  Cash dividends declared                       -             -             -         (166,215)           -
  Net income                                    -             -             -        2,581,613            -
                                        ----------   ----------- -------------   -------------- -------------

Balance at Feb. 29, 1996                5,772,895     5,772,895     9,283,268        8,830,213     (726,131)
  Exercise of stock options               372,114       372,114     1,068,255                -            -
  Cash dividends declared                       -             -             -         (354,847)           -
  Net income                                    -             -             -        4,327,565            -
                                        ----------   ----------- -------------   -------------- -------------

Balance at Feb. 28, 1997                6,145,009    $6,145,009  $ 10,351,523     $ 12,802,931   $ (726,131)
                                       ===========   =========== =============   =============   =============

See accompanying notes.

AZTEC MANUFACTURING CO. CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended February 28, 1997, February 29, 1996 and February 28, 1995

                                             1997          1996            1995
                                        ------------- -------------- -----------------
Cash flows from operating activities:
  Net income                            $  4,327,565   $  2,581,613     $   1,578,132
  Adjustments to reconcile net
    income to net cash provided by
    operating activities:
     Depreciation                          2,231,547      1,890,836         1,407,846
     Amortization                            432,655        336,431           346,427
     Writedown of property held for
      sale                                         -        458,000                 -
     Provision for doubtful accounts         309,717        564,069           216,000
     Deferred income tax expense            (566,305)       170,986          (239,406)
      (benefit)
     Net loss on sale of property,
      plant, and equipment                     1,310         45,162             3,040
                                        ------------- --------------    --------------
                                           6,736,489      6,047,097         3,312,039
     Effect of changes in operating
      assets and liabilities, net of
      acquisition of subsidiaries in
      1996:
          Accounts receivable               (356,358)     2,039,108        (2,341,328)
          Inventories                        357,856        932,491        (1,926,303)
          Prepaid expenses                      (855)       (83,769)           36,737
          Other assets                       (45,805)       (17,131)           (5,339)
          Accounts payable                (1,237,646)      (208,588)          762,983
          Accrued salaries and wages         145,812        135,590            (4,123)
          Other accrued liabilities and
           income taxes                    1,221,385        257,775           204,885
                                        ------------- --------------    --------------
     Net cash provided by operating        6,820,878      9,102,573            39,551
      activities

Cash flows from investing activities:
  Proceeds from the sale of
   property, plant, and equipment
   and property held for sale              1,200,853         59,140           497,370
  Purchases of property, plant,
   and equipment                          (2,036,877)    (2,861,780)       (4,890,348)
  Acquisition of subsidiaries,
   net of cash acquired                            -     (3,931,225)                -
  Purchase of long-term
   investments                              (300,000)             -                 -
                                        ------------- --------------    --------------
          Net cash used in investing
           activities                     (1,136,024)    (6,733,865)       (4,392,978)

Cash flows from financing activities:
  Proceeds from revolving loan            17,863,736     53,681,381       5 2,146,909
  Proceeds from long-term debt            10,000,000              -         1,900,000
  Payments on long-term debt              (5,213,483)    (1,490,597)       (1,893,304)
  Payments on revolving loan             (24,441,764)   (53,590,073)      (47,976,262)
  Cash dividends paid                       (166,215)      (114,734)         (112,910)
  Proceeds from exercise of stock
   options                                 1,440,369         94,905           364,509
  Purchase of treasury stock                       -       (726,131)                -
                                        ------------- --------------    --------------
          Net cash provided by (used in)
           financing activities             (517,357)    (2,145,249)        4,428,942
                                        ------------- --------------    --------------

          Net increase in cash and cash
           equivalents                     5,167,497        223,459            75,515

Cash and cash equivalents at beginning
 of year                                     416,223        192,764           117,249
                                        ------------- --------------    --------------
Cash and cash equivalents at end
of year                                 $  5,583,720   $    416,223      $    192,764
                                        ============= ==============    ==============
Supplemental disclosures of cash flow
 information:
  Cash paid during the year for:
     Interest                           $    866,565     $    967,000      $    762,000
     Income taxes                       $  2,926,265     $  1,210,000      $  1,440,000

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

1.   Summary of significant accounting policies

     Organization--Aztec Manufacturing Co. (the "Company") operates primarily in
     ------------
     the United States. Information on the Company's operations by segment are included in Note 10 to the consolidated financial statements.

     Basis of consolidation--The consolidated financial statements include the
     ----------------------
     accounts of Aztec Manufacturing Co. and its wholly-owned subsidiaries and partnerships. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of estimates--The preparation of the financial statements in conformity
     ----------------
     with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The primary areas of estimation affecting the consolidated financial statements include the determination of the allowance for doubtful accounts receivable, inventory reserves and warranty and environmental accruals. Actual results could differ from those estimates and assumptions.

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

     Concentrations of credit risk with respect to trade accounts receivable are limited due to the diversity of operating segments. The Company's net credit losses in 1997, 1996 and 1995 were approximately $124,000, $589,000 and $41,000, respectively. Collateral is usually not required from customers as a condition of sale.

     Revenue recognition--The Company recognizes revenue from product sales upon
     -------------------
     shipment.

     Inventories--Inventories are stated at the lower of cost (primarily
     -----------
     first-in, first-out) or market. Provisions for obsolete and slow-moving inventories are recorded.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Asset impairment--The Financial Accounting Standards Board issued
     ----------------
     Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," in March 1995. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles (such as those described above) be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Statement also requires assets to be disposed of be reported at the lower of carrying amount or fair value less costs to sell. The new standard is effective for the fiscal years beginning after December 15, 1995. No assets were impaired and it is expected that the carrying amount of all assets will be recoverable.

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

     Fair value of financial investments--The following methods and assumptions
     -----------------------------------
     were used by the Company in estimating its fair value disclosures for financial instruments as of February 28, 1997:

          Cash and cash equivalents: The carrying amount reported in the consolidated balance sheet for cash and cash equivalents approximates fair value.

          Long-term investments: The carrying value of long-term investments in the consolidated balance sheet approximates fair value.

          Long-term debt: The reported amounts of the Company's long-term debt approximate fair value since interest rates for substantially all of the debt approximate current rates of interest.

2.   Inventories

     Inventories consist of the following:

                                            1997       1996
                                         ---------  ----------
                                         (Dollars in thousands)
     Raw materials                          $4,744      $5,000
     Work-in-process                         1,101         991
     Finished goods                            888         747
                                         ---------  ----------
                                             6,733       6,738

     Less reserve for obsolete and
      slow-moving inventory                    418          65
                                         ---------  ----------

                                            $6,315      $6,673
                                         =========  ==========

3.   Long-term investments

     At February 28, 1997, the Company's long-term investments represent investments in municipal bonds maturing in 2001 and carrying interest at rates ranging from 5.1% to 5.5%. The investments were purchased and are being held to secure the Company's outstanding letters of credit with a bank.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.   Employee benefit plans

     The Company has a trusteed profit sharing plan covering substantially all of its employees. Under the provisions of the plan, the Company contributes amounts as authorized by the Board of Directors. Contributions to the profit sharing plan amounted to $715,000 for 1997, $426,000 for 1996 and $260,500 for 1995.

     During fiscal 1994, the Company recorded a deferred compensation liability and corresponding charge to expense in the amount of $246,000 under the terms of a "buy-sell and termination" agreement with an officer of the Company. This agreement provides for the proceeds of an existing life insurance policy to be used to acquire Company stock from the estate of the officer in the event of his death or for transfer of the policy to the officer upon retirement. The deferred compensation amount is equivalent to the cash surrender value of the life insurance policy and amounted to approximately $250,000 at February 28, 1997.

5.   Income taxes

     Deferred federal and state income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income tax liabilities and assets as of February 28, 1997 and February 29, 1996 are as follows:

                                                             1997       1996
                                                          ---------- ----------
                                                          (Dollars in thousands)
          Deferred income tax liabilities:
            Depreciation methods and property                 $  975     $1,224
             basis differences
            Accounts receivable and inventory                      -        237
            Other assets                                          62          -
                                                          ---------- ----------
             Total deferred income tax liabilities             1,037      1,461

          Deferred income tax assets:
            Employee related items                               152        162
            Intangible assets                                      -        118
            Reserve for environmental liabilities                108         96
            Reserve for slow-moving inventory                     82          -
            Reserve for doubtful accounts                        131          -
            Other                                                 71         26
                                                          ---------- ----------
             Total deferred income tax assets                    544        402
                                                          ---------- ----------
             Net deferred income tax liability                $  493     $1,059
                                                          ========== ==========

          Current income tax expense consists of:
                                                1997       1996       1995
                                             ---------- ---------- ----------
                                                  (Dollars in thousands)
          Federal                                $3,065     $1,393     $1,158
          State                                     327        122        112
                                             ---------- ---------- ----------
                                                 $3,392     $1,515     $1,270
                                             ========== ========== ==========

A reconciliation from the federal statutory tax rate to the effective tax rate for the years 1997, 1996 and 1995 is as follows:

                                             1997       1996       1995
                                          --------- ----------- ---------
Statutory tax rate                          34.0 %     34.0 %     34.0 %
Expenses not deductible for tax purposes     1.5        2.2        6.7
State income taxes, net of federal
 income tax benefit                          3.0        1.9        2.8
Other                                        1.0        1.4       (4.0)
                                          --------- ----------- ---------
Effective tax rate                          39.5 %     39.5 %     39.5 %
                                          ========= =========== =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.   Income per share

     Net income per share is based on the month-end average number of shares outstanding during each year, adjusted for the dilutive effect of stock options.

     The average number of shares outstanding is 5,761,080 in 1997, 5,634,341 in 1996 and 5,698,496 in 1995. Cash dividends paid (or declared) per share are $.06 in 1997, $.03 in 1996 and $.02 in 1995.

7.   Stock options

     The Company has two Incentive Stock Option Plans for its employees. At February 28, 1997, options were outstanding and exercisable on 97,788 shares at exercise prices (equal to the market price at the date of grant) ranging from $3.88 to $4.44 per share. These options expire November 1998 through December 2000. Approximately 281,000 options were exercised and 3,500 options were forfeited in 1997 at prices ranging from $3.00 to $4.44 per share. No options were granted in 1997.

     The Company also has two Nonstatutory Stock Option Plans for the independent directors of the Company. Under the plans, options are granted at 100 percent of the fair value of the shares at the grant date. The maximum number of shares that may be issued under each of the plans is 115,752 and 157,500 shares. At February 28, 1997, 102,632 shares have been granted under these plans, and are exercisable at prices ranging from $3.69 to $5.67 per share. Options under these plans expire at various dates through April 2006. Included in these outstanding options are 10,500 options granted in 1997 with an exercise price of $5.25 which expire in April 2006. Approximately 91,100 options were exercised in 1997 at prices ranging from $3.33 to $5.67 per share. No shares were forfeited in 1997.

     Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation," requires the disclosure of pro forma net income and income per share of common stock information computed as if the Company had accounted for its stock options granted subsequent to February 28, 1995 under the fair value method set forth in SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: a risk-free interest rate of 6.5% for options granted in 1997 and 6.3% for options granted in 1996; a dividend yield of 1.5%; and a volatility factor of .478. In addition, the fair value of these options was estimated based on an expected life of five years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of fair value for the Company's stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the option's vesting period as adjusted for estimated forfeitures. The pro forma effect of the 1997 and 1996 options granted is not material to the operations of the Company for 1997 and 1996. The weighted average fair value of the 1997 and 1996 options granted is approximately $2.33 and $1.71 per option, respectively.

8.   Long-term debt

     Effective July 1, 1996, the Company entered into a new credit facility with a new lender. The new credit facility provides a three-year $10 million revolving line of credit and a six-year $10 million term note and replaced a term and revolving loan agreement that allowed for borrowings up to $6 million and $10 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Long-term debt consists of the following:

                                                                                      1997            1996
                                                                                ---------------  --------------
                                                                                     (Dollars in thousands)

    Term note payable to bank ($10 million), due in monthly
      installments through July 2002 (interest at 7.86 percent on                   $ 8,889        $      -
      February 28, 1997)
    Term notes payable to bank ($6 million), due in monthly
      installments through March 2000 (interest at 8.75 percent on                        -           4,029
      February 29, 1996)
    Revolving loan payable to bank ($10 million), due May 1997 (interest
      at 8.75 percent on February 29, 1996)                                               -           6,578
    Industrial Revenue Bonds, due in July 1998, payable in monthly
      installments (interest at 7.90 percent on February 28, 1997)                      110             153
    Industrial Revenue Bonds, due in December 2003, payable in monthly
      installments (interest at 5.75 percent on Feb. 28, 1997)                          285             315
                                                                                ---------------  --------------
                                                                                      9,284          11,075
    Less amount due within one year                                                   1,757           1,559
                                                                                ---------------  --------------
                                                                                    $ 7,527        $  9,516
                                                                                ===============  ==============

     The revolving line of credit, term notes and Industrial Revenue Bonds are subject to loan agreements which require the Company to comply with various financial covenants including minimum requirements with regard to working capital, debt-to-net worth ratio, dividend payments, capital expenditures and cash flows. The Company is in compliance with these covenants as of February 28, 1997. The Company's long-term debt is secured by inventory, equipment, and fixtures.

     Pursuant to the loan agreement, borrowing under the revolving line of credit is limited to certain percentages of trade accounts receivable and inventory and is reduced by the balance of outstanding letters of credit, which amounted to $237,000 at February 28, 1997. This line of credit has not been utilized in 1997.

     Maturities of long-term debt are as follows (dollars in thousands):

               1998                                                $  1,757
               1999                                                   1,757
               2000                                                   1,707
               2001                                                   1,707
               2002                                                   1,707
               Thereafter                                               649
                                                                 --------------
                                                                   $  9,284
                                                                 ==============

9. Quarterly financial information, unaudited (dollars in thousands, except per share amounts)

                                                                          Quarters Ended
                                             May 31,              August 31,           November 30,          February 28,
                                              1996                  1996                  1996                  1997
                                       -----------------     -----------------      -----------------      -----------------
     1997
     ----
     Net sales                                $ 14,236                $ 13,889            $ 14,287              $ 15,291
     Gross profit                                4,019                   3,912               3,916                 4,551
     Net income                                    943                     925               1,134                 1,325
     Net income per share--assuming
         no dilution                               .17                     .16                 .20                   .22
     Net income per share--assuming
         full dilution                             .16                     .16                 .20                   .22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Quarterly financial information, unaudited (dollars in thousands, except per share amounts) (continued)


                                                                        Quarters Ended
                                          May 31,              August 31,           November 30,          February 29,
                                           1995                  1995                  1995                   1996
                                     ---------------        --------------         --------------        ---------------
     1996
     ----
     Net sales                            $ 12,069              $ 11,332               $ 12,975              $ 12,808
     Gross profit                            2,948                 2,905                  3,496                 3,483
     Net income                                554                   569                    732                   727
     Net income per share--assuming
        no dilution                            .10                   .10                    .13                   .13
     Net income per share--assuming
        full dilution                          .10                   .10                    .13                   .12

10.  Operating segments (dollars in thousands)

     The Company provides processing services and manufactures products for sale primarily in the United States in the following segments: (1) Electrical Products - manufactures petroleum and industrial lighting products, electrical bus ducts and electrical power centers; (2) Galvanizing - provides custom hot dip galvanizing service for industries handling fabricated metal products; and (3) Oil Field Products - provides oil field tubular products and manufactures oil field pup joints.


     Information regarding operations and assets by division is as follows:

                                                     Fiscal year                Fiscal year             Fiscal year
                                                       ended                       ended                   ended
                                                     February 28,               February 29,            February 28,
                                                        1997                       1996                     1995
                                                 -----------------          -----------------        -----------------
    Net sales:
       Electrical products                          $ 30,276                     $ 30,172                 $ 27,547
       Galvanizing                                    23,646                       16,920                   12,761
       Oil field products                              3,781                        2,092                    4,300
                                                 -----------------          -----------------        -----------------
                                                    $ 57,703                     $ 49,184                 $ 44,608
                                                 =================          =================        =================

    Operating income (loss) (a):
       Electrical products                          $  5,317                     $  4,264                 $  1,358
       Galvanizing                                     5,930                        4,270                    3,056
       Oil field products                                (56)                        (428)                   1,084
                                                 -----------------          -----------------        -----------------
                                                      11,191                        8,106                    5,498

    General corporate expenses                         2,938                        2,523                    1,722

    Interest expense                                     874                          913                      823
    Other (income) expense, net (b)                      226                          403                      345
                                                 -----------------          -----------------        -----------------
                                                       4,038                        3,839                    2,890
                                                 =================          =================        =================
    Income before income taxes                      $  7,153                     $  4,267                 $  2,608
                                                 =================          =================        =================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                 Fiscal year           Fiscal year          Fiscal year
                                                                   ended                  ended                ended
                                                                 February 28,          February 29,         February 28,
                                                                    1997                  1996                  1995
                                                             -----------------     -----------------     -----------------
    Depreciation and amortization:
       Electrical products                                         $   714              $   656                $   646
       Galvanizing                                                   1,593                1,231                    833
       Oil field products                                              244                  246                    203
       Corporate                                                       113                   94                     72
                                                             -----------------     -----------------     -----------------
                                                                   $ 2,664              $ 2,227                $ 1,754
                                                             =================     =================     =================

     Additions to property, plant, and equipment
       (including assets of purchased subsidiaries

        in  1996):
       Electrical products                                         $   304              $ 1,002                $   266
       Galvanizing                                                   1,353                2,273                  4,413
       Oil field products                                              345                   48                     56
       Corporate                                                        35                  111                    155
                                                             -----------------     -----------------     -----------------
                                                                   $ 2,037              $ 3,434                $ 4,890
                                                             =================     =================     =================

     Total assets:
       Electrical products                                         $15,395              $16,454                $19,745
       Galvanizing                                                  19,128               19,499                 13,689
       Oil field products                                            4,389                3,531                  3,636
       Corporate (c)                                                 7,083                3,137                  3,721
                                                             -----------------     -----------------     -----------------
                                                                   $45,995              $42,621                $40,791
                                                             =================     =================     =================

     (a) Operating income (loss) consists of net sales less cost of sales, specifically identifiable general and administrative expenses and selling expenses.

     (b) Other (income) expense, net includes gains and losses on sale of property, plant, and equipment and other (income) expense not specifically identifiable to a segment.

     (c) Corporate includes $390,700, $1,504,800 and $2,038,300 of property held for sale in 1997, 1996 and 1995, respectively.

11.  Commitments and contingencies

     The Company is subject to various environmental protection reviews by state and federal government agencies and has been identified as a potential responsible party in certain investigations conducted by these agencies. The Company did not expense any significant amounts related to environmental liabilities in 1997, 1996 or 1995. The ultimate liability, if any, which might result from such reviews or additional clean-up and remediation expenses cannot presently be determined; however, as a result of an internal analysis and prior clean-up efforts, management believes the results will not have a material impact on the Company and that the recorded reserves for estimated losses are adequate.

     In order to maintain permits to operate certain of the Company's facilities, future capital expenditures for equipment may be required to meet new or existing environmental regulations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  Property held for sale

     The Company closed its Houston Tubing facility in March 1989 due to lagging sales associated with the slump in the drilling industry. As a result, the Houston facility was being offered for sale. The Company reached a tentative agreement in 1996 to sell a portion of the facility to an unrelated third party and, accordingly, reduced the carrying value by $458,000 in 1996 to reflect the estimated net proceeds from the proposed sale. This agreement was finalized in 1997 and this portion of the property was sold at its carrying value after the 1996 write-down. The Company believes the carrying value of the remainder of the facility will be recovered under an existing lease purchase option.

13.  Acquisitions

     In February 1996, the Company purchased all of the stock of Arkansas Galvanizing, Inc. for approximately $4.2 million in cash and the assumption of approximately $.8 million in liabilities. Costs in excess of estimated fair value of this acquisition were approximately $2.8 million. In connection with this acquisition, the Company agreed to pay the selling shareholders $450,000 pursuant to an agreement not to compete. The total potential obligation will be paid and expensed in equal monthly installments over a 60 month period which commenced on April 1, 1996. The acquisition was accounted for under the purchase method of accounting. The excess of costs over fair value is being amortized over the estimated useful life of 25 years. A full year of revenues from this acquisition were included in fiscal 1997 and one month of revenues for fiscal 1996.

     The pro forma consolidated results of operations for the years ended February 29, 1996 and February 28, 1995, assuming the Arkansas Galvanizing, Inc. acquisition had been consummated as of March 1, 1994 is as follows:

                                                     (Unaudited)
                                                  1996           1995
                                              ----------      ----------
                                                 (Dollars in thousands,
                                               except per share amounts)
Net sales                                      $ 52,598        $ 48,001
Net income                                        2,797           1,766
Net income per share -  assuming no dilution        .50             .31
Net income per share -  assuming full dilution      .49             .31

14.  Subsequent event

     Effective March 10, 1997, the Company purchased certain assets of Hobson Galvanizing, Inc. for approximately $3.9 million which included a $250,000 payment to the selling shareholders pursuant to a noncompete agreement.

                             CORPORATE INFORMATION


BOARD  OF DIRECTORS

L. C. MARTIN
Chairman of the Board, President &
Chief Executive Officer of the Company

DANA L. PERRY
Vice President of Finance
Chief Financial Officer of the Company
Assistant Secretary of the Company

MARTIN C. BOWEN
President & CEO
Performing Arts Fort Worth

R. J. SCHUMACHER
President of Texland Petroleum, Inc.

JOHN G. RICHARDS
Fort Worth Investor

W. C. WALKER
Management Consultant

SAM  ROSEN
Partner in the Law Firm of
Shannon, Gracey, Ratliff & Miller, L.L.P.
Secretary of the Company

DR. H. KIRK DOWNEY
Professor of Management and Dean of
the M.J. Neeley School of Business,
Texas Christian University

ROBERT H. JOHNSON
CPA and Financial Consultant



EXECUTIVE OFFICERS

L. C. MARTIN
Chairman of the Board, President  &
Chief Executive Officer

SAM ROSEN
Secretary

FRED L. WRIGHT, JR.
Senior Vice President/Galvanizing Segment

DANA L. PERRY
Vice President of Finance
Chief Financial Officer, Assistant Secretary



OTHER INFORMATION

LEGAL COUNSEL
Shannon, Gracey, Ratliff & Miller, L.L.P.,
Fort Worth, Texas

INDEPENDENT AUDITORS
Ernst & Young LLP, Fort Worth, Texas

TRANSFER AGENT & REGISTRAR
Harris Trust and Savings Bank
Chicago, Illinois

STOCK LISTING
New York Stock Exchange
NYSE Symbol - AZZ

FORM 10-K
Shareholders may obtain a copy of the Company's current Form 10-K by writing Dana Perry at the Company's Corporate Office.

ANNUAL MEETING
July 8, 1997, 10:00 a.m.
Fort Worth Petroleum Club
Fort Worth, Texas

                              CORPORATE OFFICE
                              400 N. Tarrant
                              P.O. Box 668
                              Crowley, Texas  76036
                              817/297-4361 Phone
                              817/297-4621 Fax

                            AZTEC MANUFACTURING CO.
                       400 NORTH TARRANT . P.O. BOX 668
                             CROWLEY, TEXAS  76036


                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


To the Shareholders of Aztec Manufacturing Co.:

The Annual Meeting of the Shareholders of AZTEC MANUFACTURING CO. (the "Company") will be held at the Petroleum Club in the Derrick I Room on the 39th floor of the Continental Plaza, 777 Main Street, Fort Worth, Texas, on the 8th day of July, 1997, at 10:00 a.m. for the purpose of considering and acting upon the following matters:

          1. ELECTION OF DIRECTORS. To elect three directors for a term of three years.

          2. APPROVAL OF AUDITORS. To approve the appointment of Ernst & Young LLP as auditors for the Company for it's fiscal year ending February 28, 1998.

          3. OTHER BUSINESS. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Information regarding the matters to be acted upon at the meeting is contained in the Proxy Statement attached to this Notice. As of the date of this Notice, management does not know of any other business to be presented at the meeting.

Only Shareholders of record at the close of business on the 9th day of May, 1997, will be entitled to notice of or to vote at the meeting or any adjournment or adjournments thereof. A copy of the Annual Report to Shareholders for the fiscal year ended February 28, 1997 is enclosed herewith.

WE HOPE YOU WILL BE ABLE TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ADDRESSED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.



                                              BY ORDER OF THE BOARD OF DIRECTORS



                                                            Sam Rosen, Secretary

Crowley, Texas
June 1, 1997

                            AZTEC MANUFACTURING CO.
                                 P. O. BOX 668
                             CROWLEY, TEXAS 76036

                                PROXY STATEMENT
                      FOR ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JULY 8, 1997

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Aztec Manufacturing Co. (the "Company") for use at the regular Annual Meeting of the Shareholders of the Company to be held at the Petroleum Club in the Derrick I Room on the 39th floor of the Continental Plaza, 777 Main Street, Fort Worth, Texas, on the 8th day of July, 1997, at 10:00 a.m., and at any adjournment or adjournments thereof. This Proxy Statement and the accompanying proxy are being mailed on or about June 1, 1997, to the Shareholders of the Company.

GENERAL INFORMATION
-------------------

At the close of business on the 9th day of May, 1997, the record date for determination of Shareholders entitled to notice of and to vote at the meeting, there were outstanding 5,912,627 shares of Common Stock, $1.00 par value, of the Company (the "Common Stock"). The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock is necessary to constitute a quorum at the meeting. All shares represented at the meeting in person or by proxy shall be counted in determining the presence of a quorum.

Each holder of shares of Common Stock will be entitled to one vote, in person or by proxy, for each share of Common Stock of the Company owned of record at the close of business on May 9, 1997. Cumulative voting for directors is not permitted. Directors are elected by plurality vote and, therefore, the three nominees receiving the highest number of affirmative votes shall be elected as directors provided a quorum is present. Abstentions and broker non-votes will not be considered part of the voting power present with respect to any matter on which such shares so acted which has the effect of reducing the number of shares voting affirmatively that is required to approve a matter requiring a majority vote. Therefore, assuming a quorum is present, if more shares vote "for" approval of the appointment of the independent auditors than vote "against," this matter will pass. All shares of Common Stock represented by a valid proxy will be voted. A proxy may be revoked at any time before it is voted by filing with the Secretary of the Company a written revocation thereof or a duly executed proxy bearing a later date.

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

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD
----------------------------------------------

Meetings of the Board of Directors are held regularly each month, including a meeting following the conclusion of the Annual Meeting of Shareholders. During the fiscal year ended February 28, 1997, there were twelve (12) regular meetings
and one (1) special meeting of the Board of Directors.   For the fiscal year
ended February 28, 1997, each non-employee director was paid a monthly retainer of $700 and a fee of $300 for each meeting of the Board of Directors attended from March, 1996 through July, 1996 and a monthly retainer of $1000 and a fee of $400 for each meeting of the Board of Directors attended from August, 1996
through February, 1997.   Mr. Martin, as an employee director, was paid a
monthly retainer of $500 and a fee of $200 for each meeting of the Board of Directors attended. Each committee member was paid a fee of $300 for each meeting of a committee attended from March, 1996 through July, 1996 and a fee of $400 for each meeting of a committee attended from August, 1996 through February, 1997. Each of the current directors of the Company attended more than 75 percent of the aggregate of (i) the total number of meetings of the Board of Directors, and (ii) the total number of meetings held by all committees of the Board on which he served, held during the fiscal year ended February 28, 1997.

The Company has an Audit Committee . The functions of the Audit Committee are to (i) meet with the independent auditors to review the audit and its results, as well as to review internal controls of the Company and (ii) make recommendations to the Board of Directors as to the engagement or discharge of independent auditors. The members of the Audit Committee are Robert H. Johnson, Chairman, W. C. Walker and R. J. Schumacher. During the fiscal year ended February 28, 1997, that committee

                                     _____
had one (1) meeting. The Company has a Compensation Committee. The functions of the Compensation Committee are to (i) make recommendations to the Board of Directors of remuneration arrangements for Directors and senior management and
(ii) administer the Company's Incentive Stock Option plans, which includes selecting the executives and other key personnel of the Company eligible to participate thereunder. The members of the Compensation Committee are Martin C. Bowen and Dr. H. Kirk Downey. During the fiscal year ended February 28, 1997, that committee had four (4) meetings. The Company has a Nonstatutory Stock Option Committee which administers the Company's nonstatutory stock option plans. The members of this committee are L. C. Martin and Dana L. Perry. During the fiscal year ended February 28, 1997, that committee held no meetings. The Company does not have a nominating committee.

SECURITY OWNERSHIP OF PRINCIPAL BENEFICIAL OWNERS
-------------------------------------------------

To the best knowledge of the Company, the only beneficial owners of over 5 percent of the outstanding shares of Common Stock of the Company as of May 2, 1997 were as follows:

          TITLE OF CLASS      NAME & ADDRESS OF BENEFICIAL OWNERS     NUMBER OF SHARES     PERCENT OF CLASS
          --------------      -----------------------------------     ----------------     ----------------
          Common Stock        Dimensional Fund Advisors, Inc.           316,430(1)             5.27%
          $1.00 par value     1299 Ocean Ave., 11th Floor
                              Santa Monica, CA  90401

          Common Stock        FMR Corp.                                 599,500(2)             9.99%
          $1.00 par value     82 Devonshire Street
                              Boston, MA 02109

          Common Stock        Kennedy Capital Management, Inc.          302,970(3)              5.2%
          $1.00 par value     10829 Olive Blvd.
                              St. Louis, MO 63141

(1) Based on a Schedule 13G furnished by Dimensional Fund Advisors, Inc. ("Dimensional"), a registered investment adviser, Dimensional is deemed to have beneficial ownership of 316,430 shares of Aztec Manufacturing Co. Common Stock, all shares of which are held in portfolios of DFA Investment Dimensions Group, Inc., a registered open-end investment company, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.

(2) Based on a Schedule 13G furnished by Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. and an investment adviser, Fidelity is deemed to have beneficial ownership of 599,500 shares of Aztec Manufacturing Co. Common Stock as a result of acting as investment adviser to several investment companies. The ownership of one investment company, Fidelity Low-Priced Stock fund, amounted to 599,500 shares of the Common Stock outstanding. Fidelity Low-Priced Stock fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts, 02109.

(3) Based on a Schedule 13G furnished by Kennedy Capital Management, Inc. ("Kennedy"), Kennedy holds sole voting power over 237,570 shares and sole dispositive power over 302,970 shares of the Common Stock outstanding.

PROPOSAL NO. 1:  ELECTION OF DIRECTORS
--------------------------------------

The Bylaws of the Company provide for nine directors and classify the Board of Directors into three classes, each class consisting of three directors, the members of which serve for three years. Of the directors listed under "DIRECTORS OF THE COMPANY," the terms of office of Robert H. Johnson, Dana L. Perry and W.C. Walker expire at the 1997 Annual Meeting of Shareholders. The Board of Directors nominated and recommends the reelection of Messrs. Robert H. Johnson, Dana L. Perry and W.C. Walker for a three-year term expiring at the 2000 Annual Meeting of Shareholders.

Mr. William D. Ratliff, a director of the Company from 1958 to 1996 and an Advisory Director of the Company since April 16, 1996, died on November 30,1996.

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

                                     _____

          The Board of Directors recommends that Shareholders vote "FOR" the election of the nominees for directors.


PROPOSAL NO. 2:  APPROVAL OF APPOINTMENT OF AUDITORS
----------------------------------------------------

Subject to approval by the Shareholders, the Board of Directors has selected the firm of Ernst & Young LLP to audit the financial statements of the Company for the fiscal year ending February 28, 1998. This firm of certified public accountants or its predecessor has acted as independent auditors for the Company and its subsidiaries since 1976.

Representatives of Ernst & Young LLP will be present at the 1997 Annual Meeting of Shareholders and will be available to respond to appropriate questions.

     The Board of Directors recommends that Shareholders vote "FOR" the approval of the appointment of Ernst & Young LLP.


DIRECTORS OF THE COMPANY
------------------------

The following table sets forth certain information as to the number of shares of Common Stock of the Company beneficially owned as of May 2, 1997, by (i) each current director and (ii) all of the current executive officers and directors of the Company as a group. Except as otherwise indicated, each of the persons named below has sole voting and investment power with respect to the shares of Common Stock beneficially owned by that person.


                                                                                                        COMMON STOCK OF
                              PRINCIPAL OCCUPATION FOR PAST                                               THE COMPANY         % OF
                              FIVE YEARS; POSITIONS AND           DIRECTOR                             BENEFICIALLY OWNED     CLASS
DIRECTORS               AGE   OFFICES WITH THE COMPANY             SINCE      OTHER DIRECTORSHIPS        AT MAY 2, 1997        (1)
---------               ---   -----------------------------       --------    -------------------      ------------------      ---
L.C. Martin (2)          71   Chairman of the Board,                1958      None.                       206,800 (4)         3.5%
                              President and Chief
                              Executive Officer of
                              the Company
Martin C. Bowen  (14)    53   Chairman of Team Bank -               1993      Kevco, Inc. (3)               7,300 (6)           *
                              Ft. Worth (1989 to
                              1992), President & CEO
                              of Performing Arts Fort
                              Worth (1993 to present)
John G. Richards         73   Personal Investments                  1963      None.                        30,507 (7)           *
Sam Rosen (8)            61   Partner  in the law                   1996      Gainsco, Inc. (3)             7,533 (9)           *
                              firm of Shannon,
                              Gracey, Ratliff &
                              Miller, L.L.P. ,
                              Secretary of the Company
Robert H. Johnson (5)    72   Financial Consultant;                 1965      None.                         2,167              *
                              Certified Public
                              Accountant
Dana L. Perry (2)        48   Vice President of                     1992      None.                       100,600 (10)       1.7%
                              Finance; Chief
                              Financial Officer of
                              the Company; and
                              Assistant Secretary of
                              the Company
R.J. Schumacher (5)      68   CEO and Chairman of                   1986      None.                        28,909 (11)         *
                              Pride Refining, Inc.
                              (1989-1994); President
                              and CEO of Texland
                              Petroleum, Inc.
                              (1973-Present)
W.C. Walker  (5)         73   Management Consultant                 1986      None.                        29,241 (12)         *
                              (1989-Present)
Dr. H. Kirk Downey (14)  54   Dean of the M.J. Neeley               1992      Harris Methodist                 -0-             *
                              School of Business and                          Health Plan
                              a Professor of                                  LKCM Fund
                              Management at Texas
                              Christian University

All Current Directors and Executive Officers as a Group (10 Persons)                                      420,316           7% (13)
*Less than one percent (1%)

                                     _____

(1) The percentage is calculated for each individual by using as the denominator the total shares of Common Stock outstanding at the close of business on May 2, 1997 (5,912,627 shares), plus the shares of Common Stock such individual has the right to acquire within sixty (60) days of May 2, 1997, pursuant to the exercise of stock options granted by the Company.

(2)  Member of the Nonstatutory Stock Option Committee.

(3)  A publicly owned corporation.

(4) Includes 19,424 shares of Common Stock which Mr. Martin has the right to acquire within 60 days of May 2, 1997, pursuant to the exercise of stock options granted under the 1986 Incentive Stock Option Plan of the Company.

(5)  Member of the Audit Committee.

(6) Includes 6,300 shares of Common Stock which Mr. Bowen has the right to acquire within 60 days of May 2, 1997, pursuant to the exercise of stock options granted under the 1991 Nonstatutory Stock Option Plan of the Company.

(7)  Includes 16,536 shares Mr. Richards has the right to acquire within sixty
     (60) days of May 2, 1997, pursuant to the exercise of stock options granted under the 1988 Nonstatutory Stock Option Plan.

(8) Mr. Rosen is a Partner in the law firm of Shannon, Gracey, Ratliff & Miller, L.L.P., which has been general counsel to the Company since 1968. The Company proposes to retain said law firm as its general counsel during the current fiscal year.

(9) Includes 2,100 shares Mr. Rosen has the right to acquire within sixty (60) days of May 2, 1997, pursuant to the exercise of stock options granted 1991 Nonstatutory Stock Option Plan.

(10) Includes 6,587 shares of Common Stock which Mr. Perry has the right to acquire within 60 days of May 2, 1997, pursuant to the exercise of stock options granted under the 1986 Incentive Stock Option Plan.

(11) Includes 27,036 shares Mr. Schumacher has the right to acquire within sixty
     (60) days of May 2, 1997, pursuant to the exercise of stock options granted under the 1988 and 1991 Nonstatutory Stock Option Plans.

(12) Includes 27,036 shares Mr. Walker has the right to acquire within sixty
     (60) days of May 2, 1997, pursuant to the exercise of stock options granted under the 1988 and 1991 Nonstatutory Stock Option Plans. All 2,205 shares of Common Stock currently owned are held jointly by Mr. Walker and his wife.

(13) The percentage is calculated by using total shares of Common Stock outstanding at the close of business on May 2, 1997 (5,912,627) plus 31,998 shares of Common Stock that executive officers of the Company have the right to acquire within 60 days of May 2, 1997 pursuant to the exercise of stock options granted under the 1986 Incentive Stock Option Plan of the Company plus 79,008 shares of Common Stock that directors have the right to acquire within sixty (60) days of May 2, 1997 pursuant to the exercise of stock options granted under the 1988 and 1991 Nonstatutory Stock Option Plans.

(14) Member of Compensation Committee.

No family relationship exists between any director or executive officer of the Company and any other director or executive officer of the Company.

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

Based solely on a review of such forms furnished to the Company and certain written representations from the executive officers and directors, the Company believes that all Section 16(a) filing requirements applicable to its executive officers, directors and greater than 10% beneficial owners were complied with on a timely basis.

EXECUTIVE COMPENSATION AND OTHER MATTERS
----------------------------------------

REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION. Through fiscal periods ended February 28, 1997, compensation for the Chief Executive Officer and senior executives has been approved by the full Board of Directors upon the recommendations of the Compensation Committee. This Committee is composed of two outside directors, none of whom perform any services to or receive any fees from the Company in any capacity other than as director.

It has been the philosophy and the practice of the Committee to relate executive compensation to the profitability of the Company. The compensation program provides for market-driven salary ranges based on job responsibilities and influences on

                                    _______

Company performance with a balanced incentive compensation element based on profit performance of the Company. This is accomplished through a two-tiered structure of measuring the compensation rewards as follows:

1. Base Salary - The Committee reviews and approves salaries for the Chief Executive Officer and the other executive officers on an annual basis. Recommended base salaries are reviewed and set based on information derived from comparative group reviews and national surveys of compensation data, as well as evaluations of the individual executive' positions and expected future performance and contribution. In making salary decisions, the Committee exercises its discretion and judgment with no specific formula being applied to determine salary levels.

2. Bonus - The purpose of the bonus program is to promote the Company's goal of increasing shareholder value through sustainable internal growth, high operating efficiencies, strategic acquisitions, and attracting highly motivated, results-oriented executive officers. A portion of executive compensation was calculated using a formula reflecting growth in pre-tax income of the Company in the case of the Chief Executive Officer and certain executive officers or a particular segment of the Company in the case of an executive officer who is responsible for such segment.
     Mr. Martin's and Mr. Perru's bonus base is fixed at 2.5% and 1% of the yearly pre-tax profits of the Company, respectively. Mr. Wright's bonus base is fixed at 1.25% of the yearly pre-tax profits of the Galvanizing Segment. The maximum and minimum bonus is set at 150% and 50% of the bonus base, respectively. When the Company or a segment exceeds prior year performance, the executives are rewarded through increased bonuses up to a maximum of 150% of his bonus base. Conversely, if the Company or segment falls short of the prior years performance, the executive officers receive a reduced bonus. If the current years performance falls below 50% of the prior year, the executive officers receive no bonus.

Additionally, the executive officers participate, along with other employees, in the Company Profit Sharing Plan, the annual contributions to which are dramatically affected by profitability of the Company, and the Company Stock Option Plans.

Section 162(m) of the Internal Revenue Code of 1986, as amended, which was enacted in 1993, imposes a $1 million limit on the amount of compensation that will be deductible by the Company with respect to the Chief Executive Officer and the four other most highly compensated executive officers. Performance based compensation that meets certain requirements will not be subject to the deduction limit. The Committee has reviewed the impact of Section 162(m) on the Company and believes it is unlikely that the compensation paid to any executive officer during the fiscal year ending February 28, 1998 will exceed the limit. The Committee will continue to monitor the impact of the Section 162(m) limit and to assess alternatives for avoiding any loss of tax deductions in future years.

The role of the Compensation Committee also includes a full review of the compensation package of the five highest paid executive officers, whether or not their salary and bonuses exceed $100,000. This review is then presented and recommended to the full board of nine directors, seven of whom are independent directors.

                                    MEMBERS OF THE COMPENSATION COMMITTEE

                                         Martin C. Bowen
                                         Dr. H. Kirk Downey

                                    _______

SUMMARY COMPENSATION TABLE. The following information summarizes annual and long-term compensation for services in all capacities to the Company for the fiscal years ended February 28, 1997, February 29, 1996 and February 28, 1995 of the Chief Executive Officer and the other most highly compensated executive officers of the Company whose total annual salary and bonus exceeds $100,000 (the "Named Executives").

                          SUMMARY COMPENSATION TABLE
                          ==========================

                                         ANNUAL COMPENSATION                         LONG-TERM COMPENSATION
                                         -------------------                         ----------------------

                                                                                     AWARDS             PAYOUTS

                                                             OTHER ANNUAL     RESTRICTED               LONG-TERM      ALL OTHER
NAME AND                      YEAR                           COMPENSATION   STOCK AWARD(S)  OPTIONS/    INCENTIVE   COMPENSATION
PRINCIPAL POSITION           ENDING    SALARY ($)  BONUS($)       ($)            ($)        SARS (#)   PAYOUTS ($)       ($)
------------------           ------    ----------  --------  ------------   --------------  --------   -----------  ------------
L.C. Martin, Chairman,        1997       250,000   214,919        0                0               0       0          23,060 (2)
President, and Chief          1996       250,000   106,443        0                0               0       0          17,937 (3)
Executive Officer             1995       250,000    65,144        0                0          19,424       0          14,174 (4)

D.L. Perry, Vice              1997        75,000    85,968        0                0               0       0          12,979 (5)
President of Finance,         1996        75,000    36,543        0                0               0       0           6,007 (5)
Chief Financial Officer,      1995        70,500    32,091        0                0           6,587       0           4,313 (5)
and Assistant Secretary

F. L. Wright, Jr.             1997        77,550    84,522        0                0               0       0          14,460 (6)
Senior Vice President         1996        75,000    65,053        0                0               0       0           8,301 (6)
Galvanizing Segment           1995        66,250    46,551        0                0           5,987       0           4,178 (6)

R.O. Grosso, Former           1997        84,800    24,897        0                0               0       0               0
Vice  President Electrical    1996        96,085    34,549        0                0           5,000       0               0
Products Segment (1)          1995             0         0        0                0               0       0               0

(1)  Mr. Grosso separated from the Company on October 31, 1996.
(2) The amount of $23,060 includes 1997 Director fees of $8,600 and 1997 contribution made to Mr. Martin's account in Aztec's Profit Sharing Plan of $14,460.
(3) The amount of $17,937 includes 1996 Director Fees of $8,600 and 1996 contribution made to Mr. Martin's account in Aztec's Profit Sharing Plan of $9,337.
(4) The amount of $14,174 includes 1995 Director Fees of $8,400 and 1995 contribution made to Mr. Martin's account in Aztec's Profit Sharing Plan of $5,774.
(5) This amount represents the contribution made to Mr. Perry's account in Aztec's Profit Sharing Plan.
(6) This amount represents the contribution made to Mr. Wright's account in Aztec's Profit Sharing Plan.

OPTIONS EXERCISED AND YEAR END VALUE TABLE. The following table sets forth certain information regarding the options exercised and the year end value of options held by the Named Executives during the fiscal year ending February 28, 1997.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES
                       =================================

                                                             NUMBER OF UNEXERCISED    VALUE OF UNEXERCISED IN-THE-
                     SHARES ACQUIRED                         OPTIONS AT FY-END (#)    MONEY OPTIONS AT FY-END ($)
       NAME          ON EXERCISE (#)   VALUE REALIZED ($)  EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
-------------------  ---------------   ------------------  -------------------------  ----------------------------
L. C. Martin              24,833           88,468            19,424            -0-     94,692              -0-
D. L. Perry                6,600           23,512             6,587            -0-     32,112              -0-
F. L. Wright, Jr.          5,900           11,800             5,987            -0-     29,187              -0-
R. O. Grosso               5,000           30,625               -0-            -0-        -0-              -0-

                                    _______

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

BUY-SELL AND TERMINATION AGREEMENT. During fiscal 1994 the Company entered into a "Buy-Sell and Termination Agreement" (the "Agreement") with Mr. L. C. Martin, the President and Chief Executive Officer of the Company. The Agreement provides that the proceeds from a $1 million dollar life insurance policy on Mr. Martin be used to acquire (from the executive's wife or estate) the number of shares of Company Common Stock which could be purchased in the event the executive dies while employed by the Company. The purchase price per share is to be the market value of the stock on the day before the date of death. Upon termination (other than for "just cause") of employment from the Company prior to death, the Company will convey all rights in the insurance policy to the executive, including cash surrender value. The Company has recorded a deferred liability and corresponding charge to expense in the amount of $246,000 during fiscal 1994. The deferred compensation amount is equivalent to the cash surrender value of the insurance policy and amounted to $249,970 at February 28, 1997.

Under the "Buy-Sell and Termination Agreement", the Company agrees to maintain a whole life insurance policy in the face amount of $1 million on the life of Mr. Martin previously acquired by the Company (the "Policy"). The Company shall be the owner and direct beneficiary of the Policy and shall be solely responsible for the payment of any and all premiums required to be paid to keep the Policy in effect. Within 180 days of the death of Mr. Martin, if Mr. Martin was at the time of his death employed by the Company, Mrs. Martin or the estate, heirs, legal representatives, successors or beneficiaries of Mr. Martin shall tender to the Company for sale, transfer or conveyance to the Company a number of shares equal in value to the proceeds received by the Company from the Policy. Upon the tender of the shares of the Company, the Company shall purchase the shares with the proceeds received by the Company under the policy. For purposes of this Agreement, the value of the shares to be sold, assigned and conveyed to the Company as provided for herein shall be determined based on the closing price per share of the Common Stock of the Company as traded on the New York Stock Exchange on the day before the date of death of Mr. Martin. Upon the termination of employment of Mr. Martin from the Company for any reason other than "Just Causes", the Company hereby agrees to assign and convey all rights and title of the Company in the Policy, including any cash surrender value in the Policy, to Mr. Martin. No shares shall be transferred to the Company in consideration of the assignment and conveyance of the Policy to Mr. Martin. For purposes of this Agreement, "Just Cause" shall mean Mr. Martin willfully and intentionally fails to substantially perform his duties as an officer of the Company, or Mr. Martin has committed an illegal act (other than minor traffic violations or similar acts) in connection with his employment that could reasonably be expected to materially adversely affect the Company. If Mr. Martin is terminated for "Just Cause," the Company shall be under no obligation to assign and convey the Policy to Mr. Martin.

                                    _______

STOCK PRICE PERFORMANCE GRAPH. The following graph illustrates the five-year cumulative total returns on investments in Aztec Manufacturing Co., the CRSP Index for NYSE Stock Market (U.S. Companies) and the CRSP Index for NYSE Stocks (SIC 5000-5099 US Companies). Aztec is listed on the New York Stock Exchange and is engaged in multiple industries. The shareholder return shown below is not necessarily indicative of future performance. Total return, as shown, assumes $100 invested on February 29, 1992 in shares of Aztec Manufacturing Co. and each index, all with cash dividends reinvested. The calculations exclude trading commissions and taxes.


                       FIVE YEAR-CUMULATIVE TOTAL RETURN
                  VALUE OF $100 INVESTED ON FEBRUARY 29, 1992
               For Fiscal Year Ended on the Last Day of February



                             [GRAPH APPEARS HERE]

                                                                 2/92   2/93   2/94   2/95   2/96   2/97
                                                                -----  -----  -----  -----  -----  -----
     Aztec Manufacturing Co.                                    100.0   73.7  172.2  115.2  127.7  255.5
     CRSP Index for NYSE Stock Market (US Companies)            100.0  111.1  120.8  127.8  170.2  209.7
     CRSP Index for NYSE Stocks (SIC 5000-5099 US Companies)    100.0  121.5  152.4  145.1  168.5  189.8
                  Wholesale trade - durable goods

ACTION TO BE TAKEN UNDER THE PROXY
----------------------------------

Unless otherwise specified in the accompanying proxy, the proxy holders will vote the shares represented thereby "FOR" the election of Robert H. Johnson, Dana L. Perry and W.C. Walker as directors for a three year term expiring at the 2000 Annual Meeting of Shareholders, and "FOR" the approval of the appointment of Ernst & Young LLP as the independent auditors of the Company for its fiscal year ending February 28, 1998.

                                    _______

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

SHAREHOLDER PROPOSALS
---------------------

Shareholder proposals for inclusion in the Proxy Statement for the 1998 Annual Meeting of Shareholders must be received at the executive office of the Company on or before January 31, 1998.

ANNUAL REPORTS
--------------

The Company's 1997 Annual Report to Shareholders, covering the fiscal year ended February 28, 1997, including audited financial statements, is enclosed with this Proxy Statement. Neither the Annual Report nor the financial statements are incorporated into this Proxy Statement or are deemed to be a part of the material for the solicitation of proxies.

A COPY OF THE COMPANY'S 1997 ANNUAL REPORT ON FORM 10-K, INCLUDING THE FINANCIAL STATEMENTS AND SCHEDULES THERETO, REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, MAY BE OBTAINED WITHOUT CHARGE BY ANY SHAREHOLDER WHOSE PROXY IS SOLICITED UPON WRITTEN REQUEST TO:


                              Aztec Manufacturing Co.
                              400 North Tarrant Street
                              Crowley, Texas 76036
                              Attention: Dana Perry



                              BY ORDER OF THE BOARD OF DIRECTORS

                              Sam Rosen, Secretary

Crowley, Texas
June 1, 1997

________________________________________________________________________________

                      1997 ANNUAL MEETING OF SHAREHOLDERS

                           10:00 a.m., July 8, 1997

                                Petroleum Club
                                Derrick I Room
                      39th Floor of the Continental Plaza
                                777 Main Street
                               Fort Worth, Texas

                                    _______

     AZTEC MANUFACTURING CO.       ANNUAL MEETING    (CONTINUED FROM OTHER SIDE)
                                    JULY 8, 1997
 P
     This proxy when properly executed will be voted in the manner directed
 R herein by the above signed shareholder. If no direction is made, this proxy will be voted for Director nominees and for proposal 2.
 O
     1. ELECTION OF DIRECTORS.   (MARK ONLY ONE)
 X      Nominees:   Robert H. Johnson, Dana L. Perry, W.C. Walker

 Y      [ ] VOTE FOR all nominees listed,         [ ] VOTE WITHHELD from all
            except as marked to the contrary          nominees.
            above(if any).  (TO WITHHOLD YOUR
            VOTE FOR ANY INDIVIDUAL NOMINEE,
            STRIKE A LINE THROUGH THE NOMINEE'S
            NAME IN THE LIST ABOVE).

     2. APPROVAL OF AUDITORS. FOR [ ]  AGAINST [ ]  ABSTAIN [ ]

     3. In their discretion, upon other matters as may properly come before the meeting.

            THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

     PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE




     AZTEC MANUFACTURING CO.                                      ANNUAL MEETING
     400 N. Tarrant . Crowley, TX 76036                             JULY 8, 1997
 P
           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.
 R
     The undersigned, having received the notice and accompanying Proxy
 O Statement and revoking all prior proxies, hereby appoints L.C. MARTIN, SAM ROSEN and D.L. PERRY and each of them with power of substitution in each,
 X proxies to vote at the annual meeting to be held on July 8, 1997 at 10:00 a.m. in Fort Worth, Texas, or at any adjournment thereof, all shares of
 Y Aztec Manufacturing Co. which the undersigned may be entitled to vote. Said proxies are authorized to vote as directed on the reverse side of this card.

                            This proxy must be dated and signed exactly as shown
     Shares in Your Name    hereon.

                            DATED:________________________________________, 1997

                            ____________________________________________________

                            ____________________________________________________
                            Executors, administrators, trustees, etc., should give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer.