Form 10-K, Exhibit 13
period 1998-02-28
AZTEC MANUFACTURING CO
filed 1998-05-28
CIK 8947

                                  EXHIBIT 13
                                  ----------




                                 ANNUAL REPORT
                                PROXY STATEMENT
                                  PROXY CARD

                        SELECTED FINANCIAL INFORMATION

                                                                       Fiscal Year
                                       ---------------------------------------------------------------------------
                                          1998(a)          1997           1996(b)          1995          1994(c)
                                       ------------     -----------    -----------      ----------     -----------
                                            (In thousands, except per share amounts,  percentages and ratios)
Summary of operations:
 Net sales                                $75,479          $57,703        $49,184          $44,608       $40,834
 Net income                                 7,220            4,328          2,582            1,578         2,172

Earnings per share:
 Basic earnings per common share         $1.21 (d)         $   .75        $   .46          $   .28       $   .39
 Diluted earnings per common share        1.19 (d)             .74            .45              .27           .37

Return on average shareholders'
 equity                                       23%            16.7%          11.6%             7.7%         11.7%
Pretax profits to sales                     13.1%            12.4%           8.7%             5.8%          8.7%
Net income to sales                          9.6%             7.5%           5.2%             3.5%          5.3%

Total assets                              $57,902          $45,995        $42,621          $40,791       $34,060
Long-term debt, excluding current
 portion                                   11,321            7,527          9,516           10,484         6,622
Total liabilities                          23,582           17,421         19,461           19,415        14,512
Shareholders' equity                       34,320           28,573         23,160           21,376        19,548
Working capital                            16,731           12,220          7,879           10,117         7,389
Shareholders' equity per share               5.75             4.96           4.11             3.75          3.48
Long term debt to equity ratio           .33 to 1         .26 to 1       .41 to 1         .49 to 1      .34 to 1
Current ratio                           2.43 to 1        2.30 to 1      1.89 to 1        2.22 to 1     2.06 to 1

EBITDA                                    $13,682          $10,691        $ 7,407          $ 5,185       $ 5,839
Cash provided by operations                 2,698            6,821          9,103               40         3,765
Capital expenditures                        3,395            2,037          3,434            4,890         2,713
EBITDA per share                             2.29             1.86           1.31              .91          1.04
Cash dividends per share                      .10              .06            .03              .02          .045

Average shares outstanding                  5,968            5,761          5,634            5,698         5,625

(a) Includes the acquisition of three subsidiaries in March 1997, December 1997, and February 1998.
(b)  Includes the acquisition of a subsidiary in February 1996.
(c)  Includes the acquisition of two subsidiaries in March 1993 and January
     1994.
(d) Includes a tax benefit of approximately $1,076,000 (or 18 cents per share), primarily related to the exercise of stock options in fiscal 1998.


        NET SALES                NET INCOME            SHAREHOLDERS' EQUITY
  (dollars in millions)     (dollars in millions)      (dollars in millions)

[BAR GRAPH APPEARS HERE]  [BAR GRAPH APPEARS HERE]   [BAR GRAPH APPEARS HERE]

                          LETTER TO OUR SHAREHOLDERS

Aztec Manufacturing Co. recorded record revenues of $75.5 million for its fiscal year ending February 28, 1998. This compares to the $57.7 million recorded in the previous fiscal year, which was also a record at the time. Revenues increased a healthy 30.8 percent. Management anticipates the $75.5 million just recorded will be broken in the fiscal year ending February 28, 1999. Net income increased 67 percent to $7.2 million from the previous year's $4.3 million. Net income was impacted by two occurrences; one positive, one negative, and are discussed in the operational portion of this report. The positive was a $1.1 million tax benefit primarily due to the exercise of stock options. The negative was a $.5 million pretax non cash write down of zinc inventory to market price at year end.

The Oil Field Tubing Segment of Aztec's business was positively impacted by higher prices for crude oil, as well as higher prices for natural gas which improved exploration and development activity. Prices for these commodities have eased near term but we believe this is a temporary phenomenon. We expect another strong year.

The Electrical Segment of Aztec's business remains strong with improved margins and backlogs. We continued to expand this segment with the acquisition of Drilling Rig Electrical Systems Co. in February of 1998. We have also started a building expansion at Atkinson Industries that will double our production capabilities at this facility. With deregulation in the public utility industry and a strong economy, this segment should have another record year. We will continue to take advantage of expansion opportunities in the Electrical and Oil Field Segments as they arise.

The Galvanizing Segment was expanded with two major acquisitions during the year. In March 1997 Hobson Galvanizing in New Orleans was acquired and in December 1997 International Galvanizers in Beaumont, Texas was acquired. This segment now has ten facilities operating in six different states.

Upon review of the operational portion of this report, you will find that all three segments of our business showed an appreciable improvement in operating income for the fiscal year just ended. These improvements hold much significance for the future of Aztec and its shareholders, and we hope you will take the time to learn about them. Aztec is a far different company than it was when we began the decade of the nineties. Management is pleased with the results attained over the past years, but we are disappointed that the investment community has not looked more favorably on these results. But that will pass.

Aztec's primary focus for growth will be in the galvanizing industry. This industry is consolidating and Aztec is and intends to remain in the forefront of this accelerating consolidation trend. Aztec is in a strong position to capitalize on the pending consolidation wave and should emerge as a premier industry "consolidator" for several reasons: 1) Aztec has a strong and rapidly growing cash flow. 2) Aztec has a well-developed management team, experienced in running a multi-plant operation. 3) The Company has a large enough presence in its regional area to begin to achieve some synergies as it makes acquisitions. Therefore, Aztec can offer a better price than most of its competitors and still achieve a superior rate of return on invested capital. 4) Management has a commitment to pursue acquisitions as a source of future growth for the galvanizing division. Aztec is not approaching the exercise on an opportunistic basis, but has made this an integral part of its growth strategy. As we continue to execute this strategy, the investment community should recognize the sustainability of our growth and our shareholders will be rewarded accordingly. Great emphasis will be placed on improving shareholder value in the coming years.

The board of directors, on February 17, 1998, declared a year-end cash dividend of 10 cents per share, which was a 67% increase over the previous year's dividend. This 10 cent dividend was paid March 27, 1998, to shareholders of record as of March 6, 1998.

Aztec's Annual Meeting is scheduled for 10:00 a.m. Tuesday, July 14, 1998, at the Petroleum Club, in the Derrick I Room, on the 39th floor of the Continental Plaza, Fort Worth, Texas. We invite all shareholders to attend.

Thank you for your interest and your support of Aztec. The year ahead should bring good things for our Company. We will keep you informed.

Sincerely,



L.C. Martin
Chairman of the Board
President and Chief Executive Officer

                                                                          Page 3
                             A GAMEPLAN FOR GROWTH
                        BENCHMARKS TO MEASURE PROGRESS

Aztec operates in three distinct businesses, Electrical Products, Hot Dip Galvanizing and Oil Field Tubular Products. Each has distinct growth characteristics and capital requirements.

Last year in these pages the growth opportunities for each segment were briefly outlined, a framework for capital reinvestment of the rising cash flow was discussed, and the specialized returns and/or productivity benchmarks of asset turnover and pretax return on assets were introduced.

Progress has been made on all fronts. In the electrical group, Rig-A-Lite grew sales and operating income by 7%, and maintained operating margins above 25%. Calvert, despite the uncertainty in the Far East, expanded revenues by more than 40%, operating income by more than 50% and entered the new fiscal year with an expanding backlog. Atkinson increased its operating income by 14% and commenced a two million dollar plant expansion, which should double capacity by fall 1998. And in late February, Aztec acquired DRESCO (Drilling Rig Electrical Systems Partnership, Ltd) which offers significant synergies with Rig-A-Lite (they buy, rig and install products which Rig-A-Lite makes and sells) and whose revenues should add meaningfully to Aztec's total this year.


                                     EBITDA
                             (dollars in millions)

                           [BAR GRAPH APPEARS HERE]

The Galvanizing Segment made two acquisitions in fiscal 1998. Hobson, located outside of New Orleans, in the beginning of the fiscal year and International Galvanizers in Beaumont, Texas in December 1997.

And as forecasted last year, the Oil Field Segment turned positive; revenues more than doubled to $8.5 million and a solid operating profit and cash flow were achieved.

Clearly, fiscal 1998 was another year of growth and we continued to reinvest in our businesses. But is our new investment earning a marginally superior rate of return and yielding productivity gains to make our growth plan sustainable?
And, most importantly, will shareholders reap the benefits?



                                RETURN ON SALES

                           [BAR GRAPH APPEARS HERE]

ASSET TURNOVER is the ratio of sales per dollar employed during the year. It is calculated by dividing net sales by the average assets.
                             (dollars in thousands)

Fiscal 1995    Sales         =   $44,608  =   1.19
               -----             -------
               Avg. Assets        37,425

Fiscal 1996    Sales         =   $49,184  =   1.18
               -----             -------
               Avg. Assets        41,706

Fiscal 1997    Sales         =   $57,703  =   1.30
               -----             -------
               Avg. Assets        44,308

Fiscal 1998    Sales         =   $75,479  =   1.45
               -----             -------
               Avg. Assets        51,948

Page 4
                             A GAMEPLAN FOR GROWTH
                         BENCHMARKS TO MEASURE PROGRESS


                               RETURN ON ASSETS

                           [BAR GRAPHS APPEARS HERE]

PRETAX RETURN ON AVERAGE ASSETS is earnings before taxes and extraordinary items divided by average assets.
                             (dollars in thousands)

Fiscal 1995    Pretax Earnings  =  $2,608  =   7.0%
               ---------------     ------
               Avg. Assets         37,425

Fiscal 1996    Pretax Earnings  =  $4,267  =  10.2%
               ---------------     ------
               Avg. Assets         41,706

Fiscal 1997    Pretax Earnings  =  $7,153  =  16.1%
               ---------------     ------
               Avg. Assets         44,308

Fiscal 1998    Pretax Earnings  =  $9,909  =  19.1%
               ---------------     ------
               Avg. Assets         51,948


Asset turnover and return on assets again showed a rising trend for the fourth consecutive year. Other measures of productivity and efficiency which we monitor are sales per employee and pretax earnings per employee.

SALES PER AVERAGE EMPLOYEE is sales divided by average number of employees.
                             (dollars in thousands)

Fiscal 1995    Sales           = $44,608  =  $106
               -----             -------
               Avg. Employees        419

Fiscal 1996    Sales           = $49,184  =  $105
               -----             -------
               Avg. Employees        469

Fiscal 1997    Sales           = $57,703  =  $110
               -----             -------
               Avg. Employees        524

Fiscal 1998    Sales           = $75,479  =  $120
               -----             -------
               Avg. Employees        627


PRETAX INCOME PER AVERAGE EMPLOYEE is earnings before taxes and extraordinary items divided by average employees.
                             (dollars in thousands)

Fiscal 1995    Pretax Profits  = $2,608  =  $ 6
               --------------    ------
               Avg. Employees       419

Fiscal 1996    Pretax Profits  = $4,267  =  $ 9
               --------------    ------
               Avg. Employees       469

Fiscal 1997    Pretax Profits  = $7,153  =  $14
               --------------    ------
               Avg. Employees       524

Fiscal 1998    Pretax Profits  = $9,909  =  $16
               --------------    ------
               Avg. Employees       627


There is no optimal level for these measurements and different industries have different parameters. Retailers and wholesalers for example would likely show higher sales per employee, but smaller profits per employee than manufacturing businesses. THE TREND OVER MULTIPLE YEARS IS WHAT IS RELEVANT. Aztec strives for steady improvement and the charts above indicate that we have had some success in bringing genuine efficiencies to the acquisitions of recent years. Obviously, the timing of an acquisition can distort these measurements, but a radical change up or down in any year is worth a closer examination. In this era of corporate restructuring, we have seen companies fall victim to excessive overhead, but there have also been cases of companies that have become too lean to exploit the growth opportunities presented.


                               COMMON STOCK PRICE

                           [BAR GRAPH APPEARS HERE]

                                                                          Page 5
                             A GAMEPLAN FOR GROWTH
                         BENCHMARKS TO MEASURE PROGRESS


RETURN ON INVESTMENT - Are we making enough money for our shareholders?

RETURN ON EQUITY - The definitive measure of profitability for our shareholders is calculated by dividing net income by the average equity capital employed during the year to achieve the earnings.

                             (dollars in thousands)

Fiscal 1995     $1,578    =   7.7%
                ------
                20,462

Fiscal 1996     $2,582    =  11.6%
                ------
                22,268

Fiscal 1997     $4,328     =  16.7%
                ------
                25,867

Fiscal 1998     $7,220     =  23.0%
                ------
                31,447


The graphs below show Aztec's progress in shareholder's return on equity over the last four years. To put these returns in context, the accompanying graph plots Aztec's ROE together with the ROE of the Standard & Poors 500 index. The superior rate of return achieved is the major reason we keep our dividend pay-out at a low level of total earnings. While we have increased dividends each year since 1996, we are firmly convinced that reinvesting the majority of earnings at above market rates of return will best serve our shareholders over the long term.



       STANDARD & POORS 500 ROE                      AZTEC'S ROE

       [BAR GRAPH APPEARS HERE]                [BAR GRAPH APPEARS HERE]


FIVE YEAR TOTAL RETURN - $100 invested in Aztec Manufacturing Co. Common Stock on February 28, 1993 has grown, with dividends reinvested, to $520.


                           [LINE GRAPH APPEARS HERE]

Page 6
                              REVIEW OF OPERATIONS




ELECTRICAL PRODUCTS

Aztec's Electrical Products Segment is one of the Company's core strengths and remains the largest generator of revenues. This segment generated approximately 48% of total revenues and 46% of operating profit. Sales were up significantly,
while operating margins were down slightly in fiscal 1998.    Revenues advanced
20% to $36.4 million and operating income rose 16% to $6.2 million. Our strategy is to enhance our world-class status while continuing to grow our global customer base, offering them an integrated and innovative, one-stop total solution to their needs.

Aztec's Electrical Products Segment is now comprised of four operating entities:
Rig-A-Lite Partnership, Ltd., The Calvert Company, Atkinson Industries, Inc. and DRESCO (Drilling Rig Electrical Systems Partnership, Ltd.), our latest acquisition at the end of fiscal 1998.

                              ELECTRICAL PRODUCTS
                             (dollars in thousands)

===================================================================
                      1995          1996         1997        1998

-------------------------------------------------------------------
Sales               $27,547       $30,172      $30,276      $36,368
-------------------------------------------------------------------
% Change                -0-           10%          -0-          20%
-------------------------------------------------------------------
OP Income           $ 1,358       $ 4,264      $ 5,317      $ 6,180
-------------------------------------------------------------------
% Change              (67%)          214%          25%          16%
-------------------------------------------------------------------
OP Margin
Return on Sales          5%           14%          18%          17%
-------------------------------------------------------------------
Avg. Assets
Employed            $18,314       $18,100      $15,925      $17,559
-------------------------------------------------------------------
Return on
Assets                   7%           24%          33%          35%
===================================================================


RIG-A-LITE PARTNERSHIP, LTD.-HOUSTON, TEXAS

Rig-A-Lite, a leading manufacturer of hazardous and severe environment lighting fixtures, experienced another year of record sales and profits.

Of the four primary established market segments for our products, food processing, commercial/industrial, petrochemical and international, petrochemical experienced substantial sales gains during fiscal 1998. Benefiting from the strong energy-related pricing and related drilling and production activity, Rig-A-Lite took full advantage of the increased drilling rig activity both on and offshore. The market was mixed between refurbished land rigs, barge conversions and new rigs for land and offshore drilling. This market should continue to show strength through the year 2000, despite the recent softness in oil prices. Natural gas prices have not declined appreciably and the offshore gulf projects are multi-year, long term projects.

The domestic petrochemical market comprised approximately one-quarter of Rig-A-Lite's sales. Products for this market are normally sold through specialized petrochemical distributors, but are also sold directly to large end users. In this market, Rig-A-Lite enjoys the advantage of having its products known by name as the "best in the business." The major customers in this market are those involved with domestic exploration and/or production of oil and gas. Furthermore, the vast majority of Rig-A-Lite's customer base in this market is located in the South Central states, such as Texas, Louisiana, and Mississippi, where most domestic exploration takes place.

The recent decline in crude oil prices has raised concerns that drilling activity will decline precipitously. There has been some moderation in onshore drilling in recent months, but several trends are becoming evident, which augur well for demand of Rig-A-Lite product in this arena.

First, because there has been a prolonged drought in new construction of drilling rigs, onshore and offshore, capital investment in this area has accelerated substantially in recent years. Secondly, new technology has come to the oil patch. As a result not only has new construction of rigs, barges, support boats, offshore platforms, etc. revived, but refurbishment and updating of the existing equipment stock has also accelerated (see discussion of DRESCO below).

                                                                          Page 7
                              REVIEW OF OPERATIONS

The food processing fixture market, primarily fresh poultry and red meat products, a market pioneered by Rig-A-Lite, has shifted to new construction projects. Sales opportunities into other food groups as well as secondary processors expanded growth potential within this sector, which contributed to sales growth in the last half of fiscal 1998. This trend should continue into fiscal 1999. A new generation, state-of-the art, energy efficient product was developed during the fourth quarter which has great potential to replace existing R-A-L's 3-5 year old, first generation, food processing fixture. The marketing success of this new fixture should build during fiscal 1999, especially with the larger energy conservative end users.

Over half of Rig-A-Lite sales are found within the commercial/industrial and international markets. Aggressive proactive sales programs were developed during the year, which provided increased sales growth during the second half of the year. These programs, which included an intensive field training program, new product development and increased agent involvement, should continue to gain momentum into the new fiscal year.

The international market for R-A-L consists of not only the petrochemical sector but also food and commercial projects as well. With the advent of lower crude oil prices and political and economic unrest, sales have been inconsistent and difficult to close. The first half of the new fiscal year should see this trend turn more positive. In an effort to increase and diversify R-A-L's market presence, new relationships are being developed within the international commercial and food processing end user accounts. This proactive market approach will be augmented with new product, designed around international specifications, as well as application for ISO-9000 certification.

Late in the fiscal year, Rig-A-Lite involved the parent company in an acquisition allowing Rig-A-Lite to reenter the drilling rig electrical service business. Drilling Rig Electrical System Partnership, Ltd. or DRESCO was formed in January 1977 for the purpose of designing and installing electrical systems on drilling rigs. Over the years, DRESCO has established itself as a leader of quality design, workmanship and service. These qualities are very consistent with the market perception of Rig-A-Lite products and service. The combination of Rig-A-Lite and DRESCO should provide expanded market capabilities with synergy of organization, capital and aggressive marketing to provide strong sales growth for the 1999 fiscal year.

THE CALVERT COMPANY  RICHLAND, MISSISSIPPI

The Calvert Company is a leading manufacturer of custom design electrical distribution systems in the fields of isolated phase bus, segregated and non-segregated phase bus, cable bus, and grounding cubicles, plus installation services.

Calvert experienced vigorous growth, with sales up 43% and profits up 52%. The major growth came in two product areas. Our segregated and non-segregated bar bus systems increased by 35% and our isolated phase bus systems grew by 181% over the previous year. We are expecting good growth, especially with our isolated phase bus product line and with our new product design of the generator termination cubicle. We have also refocused our efforts in the installation and service area and are experiencing growth in this area as well.

Calvert operates in three primary global markets: OEM (original equipment manufacturers), engineering design firms, and the utility markets. In general, Calvert's customer base is with U.S. companies. This past year nearly 80% of all our projects were shipped overseas. Despite this dependence on foreign sales, Calvert has no currency exposure since we are dealing primarily with U.S. companies and quote in U.S. dollars.

Calvert's customers continue to be the major worldwide engineering design firms, power generation manufacturers, investor owned electric utilities, independent power producers and industrial companies.

With the still uncertain future of the U.S. domestic market due to deregulation of the electric utility industry, domestic sales will likely continue to be limited to a replacement market.

Page 8
                              REVIEW OF OPERATIONS


Therefore, our focus now is to grow our international presence. We are doing this two ways: Strategic partnering and by strengthening our direct international sales representation. Our efforts in Asia Pacific are now beginning to pay dividends. We are now also focusing our attention in Latin America. Both regions have vast business opportunities that will help our international growth strategy. Despite the financial set backs experienced recently by several countries in Northeast and Southeast Asia, we see a recovery in progress. Our only direct impact was the delay of several projects, which we were able to replace from our strong backlog with no adverse impact.

We are monitoring the emerging trends of the deregulated U.S. electric utility industry and devoting the required resources to capitalize on it. Efforts by the utilities to downsize their support staff in a cost cutting environment, as a result of deregulation, have resulted in an increase in outsourcing many of their internal maintenance and repair projects. Calvert's Installation Services
(CIS) unit has been expanded to meet this rising demand. Our CIS group is providing bus duct replacement installation, bus maintenance, and installation supervision of bus duct systems. This trend by the U.S. utilities is an important factor in our growth plan.

The fiscal year 1998 ended with a strong backlog. Prospects are good for the coming fiscal year and into the next millennium. Our reputation worldwide is continuing to grow and with our growth strategy we see a bright future for The Calvert Company.

ATKINSON INDUSTRIES - PITTSBURG, KANSAS

Atkinsons' primary line of business is the manufacture and selling of custom engineered factory fabricated modular enclosures. The concept of factory fabricated modular enclosures was developed in the 1960's to provide environmentally controlled protection for power distribution equipment in hazardous areas, primarily refineries. Due to pioneering efforts of Atkinson and others in the industry, acceptance of the factory fabricated modular enclosure has been transported across a wider range of industries including petroleum, chemical, paper, automotive, steel, telecommunications, as well as general industrials, utilities, and municipalities.

Recent years have shown greater opportunities for Atkinson type enclosures as the previously mentioned greater acceptance has led to applications beyond the original power distribution concept. Enclosures are now used to house instrumentation, analyzing equipment, programmable logic controllers, and numerous other applications involving microprocessor based equipment. In addition to the environmental protection of equipment provided by the enclosure, the Atkinson "turnkey" package reduces user purchasing and coordinating efforts, as well as reducing project leadtimes. The Atkinson package provides all of these benefits at a lower cost to the end user.

Fiscal 1998 was an excellent year for Atkinson as the business grew by 18% over the previous year with improved orders, sales, and operating margins. Several alliances were developed during the year that should result in positive business flow in the years to come. Atkinson's network of manufacturer representatives was solidified and strengthened to provide better and wider market coverage. Ground was broken on January 29, 1998, for a major expansion at the Pittsburg, Kansas facility. The expansion will increase Atkinson's capacity and capabilities needed to keep pace with increased market presence and the escalating acceptance of the factory fabricated modular enclosure concept.

Fiscal year 1999 beginning backlog was up 27% from the previous year and 58% ahead of two years ago. Prospects are bright for fiscal 1999 and into the future as Atkinson capitalizes on the growing acceptance of factory fabricated modular enclosures across broader applications and geographic markets.

                                                                          Page 9
                              REVIEW OF OPERATIONS

GALVANIZING

Fiscal 1998 saw continuing sales and operating momentum in the Galvanizing Segment of Aztec. Fueled by two acquisitions, Hobson Galvanizing, Inc. located outside New Orleans in March and International Galvanizers, Inc. in Beaumont, Texas in December, sales increased 29% and operating income rose 10%. Of significance was that these results were achieved against the backdrop of the greatest volatility of zinc prices in a decade, which necessitated a downward inventory adjustment of $482,000 at year end.

                              GALVANIZING SEGMENT
                             (dollars in thousands)

==================================================================
                      1995        1996         1997         1998

------------------------------------------------------------------
Sales               $12,761      $16,920      $23,646      $30,540
------------------------------------------------------------------
% Change                35%          33%          40%          29%
------------------------------------------------------------------
OP Income           $ 3,056      $ 4,270      $ 5,930      $ 6,543
------------------------------------------------------------------
% Change                54%          40%          39%          10%
------------------------------------------------------------------
OP Margin
Return on Sales         24%          25%          25%          21%
------------------------------------------------------------------
Avg. Assets
Employed            $11,267      $16,594      $19,313      $22,522
------------------------------------------------------------------
Return on
Assets                  27%          26%          31%          29%
==================================================================


Aztec Manufacturing now operates ten galvanizing plants. Due to the geographic restrictions (primarily freight) of the business, each of the plants serves a different customer base. Galvanizers generally service the steel fabricators in their area. Most of the customer base is located within a 150 mile radius of the plant and Aztec plants compete with respective galvanizing facilities contiguous to their area.

According to the American Galvanizers Association, in 1997, U.S. steel companies produced 94.9 million tons of steel. Of that, only 2.88 million tons were hot dip galvanized, about 3%. The significant factor here is that 2.88 million tons represents a 9.5% increase over the prior years 2.63 million tons. For 1998, the American Galvanizers Association has projected a 5% increase in tonnage available to 99.7 tons.

Industry growth trends are not necessarily meaningful because of the regional nature of the business. Galvanizing is a regional business mainly because freight quickly becomes a significant cost factor in the pricing equation.

The hot dip galvanizing industry typically serves fabricators and/or manufacturers involved in the highway, power generation, transportation, water treatment, agriculture, petrochemical and chemical, pulp and paper and various types of OEM industries. To maintain its higher margins, Aztec typically pursues the custom miscellaneous fabrication industries rather than the lower priced large structural market. Product such as bleacher stands, boat trailers, awning supports, and elevator components fall into this category. The communication industry is burgeoning and many of our plants are involved in processing towers for the cellular industry. Highway products such as light poles and sign structures represent a large portion of material processed.

Aztec operates plants throughout the South and Southeast and the above average industry growth rate exhibited by the Company's Galvanizing Segment has clearly benefited by the overall healthy economic progress of the geographical areas in which it operates.

Because of the regional nature of the business, the galvanizing industry is highly fragmented with over 125 job shop type galvanizing plants in the United States. Even though Aztec processed 95,000 tons of steel in the most recent year, up 14% from the 83,000 tons in fiscal 1997, that still represents only slightly more than 3% of industry shipments.

In fiscal 1999, Aztec plans further growth investments. A new kettle will be installed in the Company's Crowley, Texas plant and also a new and larger kettle will be installed in the New Orleans plant. Aztec is forecasting increased output this year of 13% to more than 107,000 tons. In addition, your management remains ever vigilant and proactive in pursuing acquisition opportunities in this growing and consolidating industry.

Page 10
                              REVIEW OF OPERATIONS

OIL FIELD PRODUCTS

In the early eighties, Aztec was the largest independent processor of oil field tubing in the United States. After the boom and subsequent bust a decade ago, the Oil Field Segment has been a very minor part of operations, breaking even or losing money in the past few years. But as of two years ago, Aztec decided to make a major business strategy change and began the process of offering finished tubes.

Fiscal 1998 is the first full year Aztec has offered finished tubing into the market place. The results for fiscal 1998 are extremely encouraging with revenue increases of 127% over 1997, as well as showing an operating income versus a loss in 1997.

                               OIL FIELD PRODUCTS
                             (dollars in thousands)

==================================================================
                      1995         1996         1997         1998

------------------------------------------------------------------
Sales                $4,300       $2,092       $3,781       $8,572
------------------------------------------------------------------
% Change                13%        (51)%          81%         127%
------------------------------------------------------------------
OP Income            $1,084       $(428)      $  (56)       $  724
------------------------------------------------------------------
% Change               138%       (139)%          87%        1393%
------------------------------------------------------------------
OP Margin
Return on Sales         25%           NM           NM           9%
------------------------------------------------------------------
Avg. Assets
Employed             $3,983       $3,583       $3,960       $7,271
------------------------------------------------------------------
Return on
Assets                  27%           NM           NM          10%
==================================================================


Up to the fourth quarter of fiscal 1997, Aztec was a processor of oil well tubing. As a processor, Aztec would upset, thread and test tubing produced by a steel mill for the mill or for a third party. At its peak, revenues from the business exceeded $50 million annually. The industry collapsed in 1986 and Aztec collapsed with it. Over the course of the following eleven years a major restructuring of how tubing is marketed has taken place. The steel mills that remained in the tubing business have brought the processing in-house, eliminating the need for third party processors. Aztec has now taken the steps needed to offer the pipe to customers complete. Aztec purchases tubing from steel mills, processes the tubes and sells the finished product. This approach has put Aztec's products in the position to compete on the open market with the best tubes offered in the world.

Calendar 1997 was a good year for oil and gas exploration due to strong oil and gas prices and advances in technology that have improved economics in marginal fields. This has been a good springboard in establishing our position in the market. Although 1997 was a growth year for most oil and gas companies, Aztec's growth came from strong demand and our success at taking market share from our competitors.

While revenues more than doubled in tubing products, sales were limited most of the year by sporadic supplies of new tube. Because of tight industry supplies and strong demand, Aztec was forced to rely primarily on offshore sources of new tubes. During the year Aztec purchased raw supplies from Spain, Romania and Russia among others to fill our requirements. Unfortunately this often meant that deliveries were sporadic and not timely. In other words even though sales doubled in the fiscal year, we could have sold more if material had been available.

With the recent decline in oil prices, there is much uncertainty and concern as to whether demand and pricing in this marketplace will be healthy in the current fiscal year. Although oil prices have fallen dramatically in late calendar 1998, gas prices have remained strong and this should allow a receptive business atmosphere for us to continue to claim market share. For this reason, Aztec believes our market share should increase, allowing us a healthy increase in revenue and income for the coming year. The growth pattern that helped us achieve our objectives in fiscal 1998 has not shown any signs of slowing through April 1998. Drilling rig activity remains robust, with rigs in service averaging 850 to 900 monthly through the first quarter of calendar 1998.

It is important to put Aztec's tubing operation in an industry prospective. Aztec only produced 8,740 tons in fiscal 1998 out of a total industry production in calendar 1997 of approximately 2.5 million tons, less than 0.3% of total industry shipments.

                                                                         Page 11
                              REVIEW OF OPERATIONS

After the industry bust of 1985-86, most steel companies abandoned the production of tubular products altogether, or at the very least the small diameter (under two inches, referred to in the industry as macaroni tubing) part of the business. Those that remain have concentrated on large diameter tubing and casing products. Gas wells use the smaller diameter tubing which is Aztec's forte, and gas well drilling and rework activity remains vibrant.

Aztec management is budgeting a meaningful increase in revenue and tonnage in oil field tubular goods in fiscal 1999. We have the capacity in place and can do so with only minimal additional investment in inventory of new tubes. The potential return is outstanding, given the low depreciated cost basis in our plant and equipment as well as the incremental free cash flow contributions which helps fund our continuing acquisition strategy in our galvanizing segment. The point to be made here is that if we double, triple or even quadruple our oil field tubular revenues, we would still probably be less than 1% of industry shipments.





                     STOCK PRICES AND DIVIDENDS PER SHARE

                                               Fiscal 1998
                             High                  Low           Cash Dividend
                      --------------------   ---------------    ---------------

1st Quarter                $  12-3/8             $ 9-1/8              $.00
2nd Quarter                   19-7/8              12-1/2               .00
3rd Quarter                  24-9/16              15-3/4               .00
4th Quarter                 18-15/16              10-3/4               .10
Whole Year                  24- 9/16               9-1/8               .10

                                               Fiscal 1997
                             High                  Low           Cash Dividend
                     -------------------     ---------------    ---------------

1st Quarter                $ 6-3/8               $4-3/8               $.00
2nd Quarter                  8-1/4                6                    .00
3rd Quarter                  9-1/8                6-1/2                .00
4th Quarter                 11-3/8                6-3/4                .06
Whole Year                  11-3/8                4-3/8                .06


Stock Prices: Aztec's common stock is listed for trading on the New York Stock Exchange and its symbol is AZZ. Prior to March 20, 1997, its common stock was listed on the NASDAQ Stock Market. The above table sets forth the high and low sales prices for the Company's common stock on the New York and NASDAQ Stock Exchanges, as appropriate, on a quarterly basis.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

Aztec Manufacturing Co. (the "Company") focuses on three industrial markets:
Electrical Products, Galvanizing, and Oil Field Services. The Company reported sales of $75.5 million for fiscal 1998 compared with $57.7 million in the previous year. Net income for fiscal 1998 was $7.2 million or $1.19 per share compared with $4.3 million or 74 cents per share on a diluted basis. Fiscal 1998 earnings included a tax benefit in the amount of approximately $1.1 million or 18 cents per share, primarily related to the exercise of stock options. A discussion concerning effects of new accounting standards can be found in Note 1 of Notes to Consolidated Financial Statements.


RESULTS OF OPERATIONS

YEAR ENDED FEBRUARY 28, 1998 (1998) COMPARED WITH YEAR ENDED FEBRUARY 28, 1997
(1997)

Consolidated net sales for 1998 grew by $17.8 million or 31% over 1997.

Revenues from the Company's Electrical Products Segment, which is made up of Rig-A-Lite Partnership, Ltd. ("Rig-A-Lite"), The Calvert Company ("Calvert"), Atkinson Industries, Inc. ("Atkinson") and Drilling Rig Electrical Systems Partnership, Ltd. ("DRESCO") were up $6.1 million or 20% for 1998 as compared to 1997. Total backlog in the Electrical Segment was $14.1 million at the end of fiscal 1998 compared to $10.3 million in 1997. Rig-A-Lite's revenues were up 7% for 1998. Rig-A-Lite's revenue increase was a direct result of an improved petroleum industry. Calvert's revenues were up 43% for 1998 compared to 1997, due to continued market penetration in international markets which represents 80% of Calvert's revenues and Calvert's domestic customer installation service business was up 11% for the year. Revenues at Atkinson were up 18% for 1998 as compared to 1997. Sales of Atkinson's factory fabricated power centers, which represented 91% of Atkinson's revenues, were up 24% over 1997. DRESCO, acquired on February 23, 1998, designs and installs electrical systems on drilling rigs. DRESCO, which did not contribute to fiscal 1998 revenues, is expected to make a significant contribution in fiscal 1999.

Revenues in the Galvanizing Segment were up $6.1 million or 29% for 1998 as compared to 1997, due to a 3% increase in revenues at the Company's existing eight facilities and two acquisitions during fiscal 1998. Hobson Galvanizing acquired in March 1997 and International Galvanizers acquired in December 1997 contributed a combined total of $6.3 million in revenues or 21% of the segment's revenues for fiscal 1998.

The Oil Field Products Segment generated 11% of the Company's consolidated revenues for 1998. Revenues generated from this segment were up $4.8 million or 127% for 1998 from 1997. Total backlog increased to $5.9 million at the end of fiscal 1998 compared to $630,000 in 1997. The increased revenues in 1998 were a direct result of Aztec's strategy to become a direct supplier of oil field tubular goods in fiscal 1997. The Company is continuing its search to find a long term reliable source of plain end tubing which will improve future inventory turnover.

Consolidated operating income (see note 10 of notes to consolidated financial statements) increased $2.3 million or 20% for fiscal 1998, as compared to 1997.

Operating income in the Electrical Segment was up 16% in fiscal 1998 compared to 1997. Rig-A-Lite's operating income for 1998 was up 7% from 1997, which corresponded with the increase in revenues for the year. Calvert's operating income was up 52% for 1998 compared to 1997, due to increased volumes as well as higher margin jobs. Atkinson's operating income was up 14% compared to 1997 from improved margins.

The Galvanizing Segment's total operating income increased 10% during 1998 compared to 1997. Income in this segment was negatively impacted by a write-down of zinc inventory to market price in the amount of $482,000 at the end of fiscal 1998. Operating income in the

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

segment's eight existing facilities was down 5% due to a 7% reduction in the volume of steel processed in 1998. Hobson Galvanizing and International Galvanizers, which were acquired in 1997, contributed 14% of the Galvanizing Segment's operating income or $936,000 in combined income.

The Oil Field Products Segment showed a $724,000 operating income for 1998 as compared to the $56,000 loss in 1997. The operating loss in 1997 included carrying cost of $115,000 for the segment's idle facility in Houston, which was sold in 1997. The improvement in operating income in this segment is attributable to the increased volumes of tubular goods processed and sold during 1998.

General corporate expenses for 1998 increased by 13% over 1997 due to higher employee benefits and profit sharing expenses, and increased selling expenses. The increased expenses are attributed to higher consolidated sales volumes and the galvanizing segment acquisitions.

Interest expense in 1998, as compared to 1997, was down due to a lower average outstanding loan balance through the course of the year.

Other (income) expense was made up of scrap sales, (gains) and losses on sales of property and equipment, and other (income) expense items not specifically identifiable to a segment. This amount included the reduction in various corporate reserves during 1998 that were no longer needed.


YEAR ENDED FEBRUARY 28, 1997 (1997) COMPARED WITH YEAR ENDED FEBRUARY 29, 1996
(1996)

Consolidated net sales for 1997 grew by $8.5 million or 17% over 1996.

Revenues from the Company's Electrical Products Segment, which is made up of Rig-A-Lite Partnership, Ltd. ("Rig-A-Lite"), The Calvert Company ("Calvert") and Atkinson Industries, Inc. ("Atkinson") remained constant for 1997 as compared to 1996. Rig-A-Lite's revenues were up 18% for 1997. The increased revenues were generated primarily from the international and petroleum markets. Calvert's revenues were down 20% for 1997 compared to 1996 due to the continued sluggishness of the domestic power generation market. Overseas shipments of bus duct products represented approximately 85% of Calvert's revenues for 1997. Calvert's domestic customer installation service business, which represented 15% of Calvert's 1997 revenues, was flat for 1997 as compared to 1996. Revenues at Atkinson were up 2% for 1997 as compared to 1996. Sales of Atkinson's factory fabricated power centers, which represented 87% of Atkinson's business, were up 3% over 1996.

Revenues in the Galvanizing Segment were up 40% for 1997 as compared to 1996 due to a 13% increase in revenues at Aztec's existing seven facilities and the acquisition of Arkansas Galvanizing on February 1, 1996. During the first full year under Aztec's management, Arkansas Galvanizing represented 21% of total revenues for this segment.

The Oil Field Products Segment generated 7% of the Company's consolidated revenues for 1997. Revenues generated from this segment were up 81% for 1997 as compared to 1996. The improvement in 1997 compared to 1996 was a direct result of Aztec becoming a direct provider of finished oil field tubular goods versus being a third party service company to steel mills in prior years.

Consolidated operating income (see note 10 of Notes to Consolidated Financial Statements) increased $3.1 million or 38% for 1997, as compared to 1996.

The Electrical Products Segment improved for 1997, with operating income up 25% over 1996. Rig-A-Lite's operating income for 1997 was up 45% from 1996 due to improved margins achieved by cost efficiencies and lower material cost related to increased volumes. Calvert's operating income was up 64% for 1997 compared to 1996. Continued cost controls and increased efficiencies helped to improve

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

margins. Atkinson's operating income was down 16% for 1997 compared to 1996 due to less profitable jobs being accepted to improve backlog.

The Galvanizing Segment's operating income increased 39% during 1997 compared to 1996. Operating income was up 7% due to increased volumes of steel being processed at Aztec's seven existing facilities and the acquisition of Arkansas Galvanizing on February 1, 1996. Arkansas Galvanizing accounted for 24% of this segment's operating income.

The Oil Field Products Segment showed a $56,000 operating loss for 1997 as compared to a $428,000 operating loss in 1996. The operating loss included carrying costs of the Segment's idle facility in Houston, Texas of $115,000 for 1997 and $139,000 for 1996. A portion of this facility was sold on October 31, 1996. The Crowley facility showed a $60,000 operating profit for 1997 as compared to a $289,000 operating loss in 1996. The improvement in operating income at the Crowley facility is attributable to the increased volumes of tubular goods processed and sold during the last quarter of 1997.

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


LIQUIDITY AND CAPITAL RESOURCES

The primary sources for the Company's liquidity and capital resources are cash flow from operating activities, bank debt, and proceeds from the exercise of stock options. The Company's cash requirements are generally for operating activities, acquisitions, debt repayment and dividend pay-outs. The Company believes that working capital, borrowing capabilities, and the funds generated from operations should be sufficient to finance anticipated operational requirements, internal growth, and possible future acquisitions.

The Company's operating activities generated cash flow of approximately $2.7 million, $6.8 million, and $9.1 million during fiscal 1998, 1997, and 1996, respectively. Before changes in operating assets and liabilities cash flow from operations was $10.5 million, $6.7 million, and $6 million during fiscal 1998, 1997, and 1996, respectively. Operating cash flow was provided by net income, depreciation and amortization, and other non-cash items. The decrease in cash flow from operations in 1998 as compared to 1997 was attributed to a $5 million increase in inventories to support the Company's Oil Field Segment and increased accounts receivable to support higher consolidated sales.

The Company made various capital improvements, primarily in the galvanizing segment, and three acquisitions in 1998 which were funded from cash flow and bank debt. Hobson Galvanizing was purchased in March 1997 for approximately $3.9 million in cash, International Galvanizers, Inc. was purchased in December 1997 for approximately $1.7 million in cash and Drilling Rig Electrical Systems Partnership, Ltd. was purchased in February 1998 for approximately $1.2 million in cash. Other major uses of cash during 1998 included repayment of debt, payment of cash dividends and purchase of treasury stock.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

The Company maintains a $20 million credit facility, which consists of a $10 million term note and a $10 million revolving line of credit. Current availability under the revolving line of credit is approximately $4.5 million.


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


YEAR 2000 COMPLIANCE

The Company is in the process of reviewing and making necessary modifications to its computer systems for year 2000 compliance. Costs incurred to date to modify the Company's computer systems have not been material, and future costs are not expected to be material. Timely completion of such modifications is not considered to be a material risk to the Company. The Company is also communicating with vendors and others with which it does business to coordinate Year 2000 compliance. There can be no assurance that the systems of other companies and agencies on which the Company relies will be timely converted or that such failure by other entities would not have an adverse impact on the Company's operations.


FORWARD LOOKING STATEMENT

This Annual Report contains forward looking statements. Such statements are typically punctuated by words or phrases such as "anticipates," "estimate," "should," "may," "management believes," and words or phrases of similar import. Such statements are subject to certain risks, uncertainties or assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Factors that could cause or contribute to such differences could include, but are not limited to, changes in demand, prices, and raw materials cost, including zinc which is used in the galvanizing segment; changes in the economic conditions of the various markets the company serves, including the market price for oil and natural gas; as well as the other risks detailed herein and in the Company's reports filed with the Securities and Exchange Commission.

              AZTEC MANUFACTURING CO. CONSOLIDATED BALANCE SHEETS


February 28, 1998 and 1997


Assets                                                                                          1998                   1997
------                                                                                  --------------------    --------------------

Current assets:
  Cash and cash equivalents                                                                  $   765,912             $ 5,583,720
  Accounts receivable, net of allowance for doubtful accounts of $422,700 in 1998
   and $385,900 in 1997                                                                       13,068,684               9,530,112
  Income taxes receivable                                                                        106,120                       -
  Inventories                                                                                 14,228,741               6,314,692
  Prepaid expenses and other                                                                     250,736                 192,902
                                                                                        --------------------    --------------------
     Total current assets                                                                     28,420,193              21,621,426

Long-term investments                                                                            300,000                 300,000

Property, plant, and equipment, at cost:
  Land                                                                                         1,827,431               1,304,850
  Buildings and structures                                                                    14,337,446              13,622,544
  Machinery and equipment                                                                     14,225,780              12,556,079
  Furniture and fixtures                                                                       1,450,062               1,345,227
  Automotive equipment                                                                           889,868                 650,953
  Construction in progress                                                                     1,056,705                 272,501
                                                                                        --------------------    --------------------
                                                                                              33,787,292              29,752,154
  Less accumulated depreciation                                                               14,519,423              12,819,279
                                                                                        --------------------    --------------------
     Net property, plant, and equipment                                                       19,267,869              16,932,875

Intangible assets, less accumulated amortization of $1,335,806 in 1998 and
 $1,266,126 in 1997                                                                              230,334                 300,014
Costs in excess of fair value of assets purchased, less accumulated amortization of
 $1,481,990 in 1998 and $966,281 in 1997                                                       9,369,602               6,560,304
Other assets                                                                                     313,652                 280,145
                                                                                        --------------------    --------------------
                                                                                             $57,901,650             $45,994,764
                                                                                        ====================    ====================

Liabilities and Shareholders' Equity
------------------------------------
Current liabilities:
  Accounts payable                                                                           $ 5,312,191             $ 2,840,108
  Accrued salaries and wages                                                                   1,085,680                 839,150
  Other accrued liabilities                                                                    3,534,301               3,044,313
  Income taxes                                                                                         -                 921,286
  Long-term debt due within one year                                                           1,756,666               1,756,666
                                                                                        --------------------    --------------------
     Total current liabilities                                                                11,688,838               9,401,523

Long-term debt due after one year                                                             11,320,553               7,527,221

Net deferred income tax liability                                                                572,479                 492,688

Shareholders' equity:
  Common stock, $1 par value; 25,000,000 shares authorized; 6,304,580 and 6,145,009
   shares issued and outstanding at February 28, 1998 and 1997, respectively                   6,304,580               6,145,009
  Capital in excess of par value                                                              11,402,961              10,351,523
  Retained earnings                                                                           19,429,451              12,802,931
  Less common stock held in treasury, at cost (382,362 shares
   in 1998 and 232,362 shares in 1997)                                                        (2,817,212)               (726,131)
                                                                                        --------------------    --------------------
     Total shareholders' equity                                                               34,319,780              28,573,332
                                                                                        --------------------    --------------------
                                                                                             $57,901,650             $45,994,764
                                                                                        ====================    ====================


See accompanying notes.

           AZTEC MANUFACTURING CO. CONSOLIDATED STATEMENTS OF INCOME


Years ended February 28, 1998, February 28, 1997 and February 29, 1996

                                                                   1998                   1997                    1996
                                                          --------------------    --------------------     ------------------

Net sales                                                          $75,479,456             $57,703,287            $49,184,383
Costs and expenses:
  Cost of sales                                                     55,993,665              41,305,269             36,352,710
  Selling, general, and administrative                               9,570,337               8,089,434              7,548,641
  Net loss on sale of property, plant, and equipment                    35,469                   1,310                 45,162
  Interest expense                                                     737,391                 874,209                912,586
  Other (income) expense, net                                         (766,850)                280,065                 57,923
                                                          --------------------    --------------------     ------------------
                                                                    65,570,012              50,550,287             44,917,022
                                                          --------------------    --------------------     ------------------

Income before income taxes                                           9,909,444               7,153,000              4,267,361

Income taxes:
  Current expense                                                    2,609,861               3,391,740              1,514,762
  Deferred expense (benefit)                                            79,791                (566,305)               170,986
                                                          --------------------    --------------------     ------------------
                                                                     2,689,652               2,825,435              1,685,748
                                                          --------------------    --------------------     ------------------

  Net income                                                       $ 7,219,792             $ 4,327,565            $ 2,581,613
                                                          ====================    ====================     ==================


Earnings per common share:
  Basic earnings per common share                                   $1.21                    $.75                   $.46
                                                                    =====                    ====                   ====
  Diluted earnings per common share                                 $1.19                    $.74                   $.45
                                                                    =====                    ====                   ====

    AZTEC MANUFACTURING CO. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


Years ended February 28, 1998, February 28, 1997 and February 29, 1996

                                         Common stock
                                  -------------------------     Capital in
                                                                excess of              Retained        Treasury
                                     Shares        Amount       par value              earnings         stock
                                  -----------    ----------     ----------           -----------     -----------
Balance at February 28, 1995        5,741,260    $5,741,260    $ 9,219,998           $ 6,414,815     $         -
  Exercise of stock options            31,635        31,635         63,270                     -               -
  Purchase of treasury stock
   (232,362 shares)                         -             -              -                     -        (726,131)
  Cash dividends declared                   -             -              -              (166,215)              -
  Net income                                -             -              -             2,581,613               -
                                  -----------    ----------     ----------           -----------     -----------

Balance at February 29, 1996        5,772,895     5,772,895      9,283,268             8,830,213        (726,131)
  Exercise of stock options           372,114       372,114      1,068,255                     -               -
  Cash dividends declared                   -             -              -              (354,847)              -
  Net income                                -             -              -             4,327,565               -
                                  -----------    ----------     ----------           -----------     -----------

Balance at February 28, 1997        6,145,009     6,145,009     10,351,523            12,802,931        (726,131)
  Exercise of stock options           159,571       159,571      1,051,438                     -               -
  Purchase of treasury stock
   (150,000 shares)                         -             -              -                     -      (2,091,081)
  Cash dividends declared                   -             -              -              (593,272)              -
  Net income                                -             -              -             7,219,792               -
                                  -----------    ----------     ----------           -----------     -----------

Balance at February 28, 1998        6,304,580    $6,304,580    $11,402,961           $19,429,451     $(2,817,212)
                                  ===========    ==========    ===========           ===========     ===========

See accompanying notes.

         AZTEC MANUFACTURING CO. CONSOLIDATED STATEMENTS OF CASH FLOWS



Years ended February 28, 1998, February 28, 1997 and February 29, 1996

                                                                            1998                  1997                 1996
                                                                       ---------------       ---------------      ---------------
Cash flows from operating activities:
  Net income                                                              $  7,219,792          $  4,327,565         $  2,581,613
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation                                                            2,449,906             2,231,547            1,890,836
     Amortization                                                              585,389               432,655              336,431
     Writedown of property held for sale                                             -                     -              458,000
     Provision for doubtful accounts                                           138,883               309,717              564,069
     Deferred income tax expense (benefit)                                      79,791              (566,305)             170,986
     Net loss on sale of property, plant, and equipment                         35,469                 1,310               45,162
                                                                       ---------------       ---------------      ---------------
                                                                            10,509,230             6,736,489            6,047,097
     Effect of changes in operating assets and liabilities, net of acquisition of subsidiaries in 1998 and 1996:
         Accounts receivable                                                (2,475,504)             (356,358)           2,039,108
         Inventories                                                        (7,186,887)              357,856              932,491
         Prepaid expenses and other                                            (37,037)                 (855)             (83,769)
         Other assets                                                          (33,507)              (45,805)             (17,131)
         Accounts payable                                                    2,472,083            (1,237,646)            (208,588)
         Accrued salaries and wages                                            225,059               145,812              135,590
         Other accrued liabilities and income taxes                           (775,843)            1,221,385              257,775
                                                                       ---------------       ---------------      ---------------

     Net cash provided by operating activities                               2,697,594             6,820,878            9,102,573

Cash flows from investing activities:
  Proceeds from the sale of property, plant, and equipment and
   property held for sale                                                      104,979             1,200,853               59,140
  Purchases of property, plant, and equipment                               (3,395,402)           (2,036,877)          (2,861,780)
  Acquisition of subsidiaries, net of cash acquired                         (6,783,392)                    -           (3,931,225)
  Purchase of long-term investments                                                  -              (300,000)                   -
                                                                       ---------------       ---------------      ---------------

     Net cash used in investing activities                                 (10,073,815)           (1,136,024)          (6,733,865)

Cash flows from financing activities:
  Proceeds from revolving loan                                               5,550,000            17,863,736           53,681,381
  Proceeds from long-term debt                                                       -            10,000,000                    -
  Payments on long-term debt                                                (1,756,668)           (5,213,483)          (1,490,597)
  Payments on revolving loan                                                         -           (24,441,764)         (53,590,073)
  Cash dividends paid                                                         (354,847)             (166,215)            (114,734)
  Proceeds from exercise of stock options                                    1,211,009             1,440,369               94,905
  Purchase of treasury stock                                                (2,091,081)                    -             (726,131)
                                                                       ---------------       ---------------      ---------------

     Net cash provided by (used in) financing activities                     2,558,413              (517,357)          (2,145,249)
                                                                       ---------------       ---------------      ---------------

     Net increase (decrease) in cash and cash equivalents                   (4,817,808)            5,167,497              223,459

Cash and cash equivalents at beginning of year                               5,583,720               416,223              192,764
                                                                       ---------------       ---------------      ---------------

Cash and cash equivalents at end of year                                  $    765,912          $  5,583,720         $    416,223
                                                                       ===============       ===============      ===============
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
   Interest                                                               $    733,796          $    866,565         $    967,000
   Income taxes                                                           $  3,766,345          $  2,926,265         $  1,210,000

See accompanying notes.

                   NOTES TO CONSOLIDATE FINANCIAL STATEMENTS


1.   Summary of significant accounting policies

     Organization--Aztec Manufacturing Co. (the "Company") operates primarily in the United States. Information on the Company's operations by segment are included in Note 10 to the consolidated financial statements.

     Basis of consolidation--The consolidated financial statements include the accounts of Aztec Manufacturing Co. and its wholly-owned subsidiaries and partnerships. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of estimates--The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The primary areas of estimation affecting the consolidated financial statements include the determination of the allowance for doubtful accounts receivable, inventory reserves and warranty and environmental accruals. Actual results could differ from those estimates and assumptions.

     Concentrations of credit risk--Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, investments and trade accounts receivable.

     The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located throughout the country and Company policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's banking relationships.

     Concentrations of credit risk with respect to trade accounts receivable are limited due to the diversity of operating segments. The Company's net credit losses in 1998, 1997 and 1996 were approximately $102,000, $124,000 and $589,000, respectively. Collateral is usually not required from customers as a condition of sale.

     Revenue recognition--The Company recognizes revenue from product sales upon shipment.

     Inventories--Inventories are stated at the lower of cost (primarily first-in, first-out) or market. Provisions for obsolete and slow-moving inventories are recorded.

     Property, plant, and equipment--For financial reporting purposes, depreciation is computed by the straight-line method using rates based on the estimated useful lives of the related assets as follows:

              Buildings and structures                    10-25 years
              Machinery and equipment                      3-15 years
              Furniture and fixtures                       5-15 years
              Automotive equipment                            3 years

     Cash equivalents--For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     Intangible assets and costs in excess of fair value of assets purchased-- Intangible assets include purchased intangibles (customer lists, engineering drawings, non-compete agreements, and sales backlog). Such intangible assets and costs in excess of fair value of assets purchased are being amortized over the estimated useful lives of the assets ranging from 5 to 40 years.

     Asset impairment--The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in March 1995. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles (such as those described above) be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Statement also requires assets to be disposed of be reported at the lower of carrying amount or fair value less costs to sell. The new standard is effective for the fiscal years beginning after December 15, 1995. No assets were impaired and it is expected that the carrying amount of all assets will be recoverable.

     Income taxes--Deferred income taxes are recognized using the liability method. Under this method of accounting, deferred income taxes are recorded for the difference between the financial reporting and income tax bases of assets and liabilities using enacted tax rates and laws.

     Stock-based compensation--The Company grants stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, recognizes no compensation expense for the stock option grants in which the exercise price is equal to the fair value of the shares granted.

     Earnings per share--Effective February 28, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," which established new standards for computing and disclosing earnings per share. SFAS No. 128 requires dual presentation of "basic" and "diluted" earnings per share, each as defined therein, which replaced primary and fully diluted earnings per share, respectively, required under previous guidance. The new standard had no effect on previously reported earnings per share amounts.

     Fair value of financial investments--The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments as of February 28, 1998:

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

     Reclassification--Certain prior year amounts have been reclassified to conform to the 1998 presentation.

2.   Inventories

     Inventories consist of the following:

                                                             1998       1997
                                                          ----------  ---------
                                                          (Dollars in thousands)

      Raw materials                                          $10,297     $4,744
      Work-in-process                                          1,510      1,101
      Finished goods                                           2,568        888
                                                          ----------  ---------
                                                              14,375      6,733

      Less reserve for obsolete and slow-moving inventory        146        418
                                                          ----------  ---------

                                                             $14,229     $6,315
                                                          ==========  =========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.   Long-term investments

     The Company's long-term investments represent investments in tax-free municipal bonds maturing in 2001 and carrying interest at rates ranging from 5.1% to 5.5%. The investments were purchased and are being held to secure the Company's outstanding letters of credit with a bank.

4.   Employee benefit plans

     The Company has a trusteed profit sharing plan covering substantially all of its employees. Under the provisions of the plan, the Company contributes amounts as authorized by the Board of Directors. Contributions to the profit sharing plan amounted to $992,000 for 1998, $715,000 for 1997 and $426,000 for 1996.

5.   Income taxes

     Deferred federal and state income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income tax liabilities and assets as of February 28, 1998 and 1997 are as follows:

                                                         1998         1997
                                                       --------     --------
                                                       (Dollars in thousands)
      Deferred income tax liabilities:
       Depreciation methods and property basis
        differences                                     $1,003       $  975
       Other assets                                        180           62
                                                       --------     --------
         Total deferred income tax liabilities           1,183        1,037


      Deferred income tax assets:
       Employee related items                              190          152
       Reserve for environmental liabilities                77          108
       Reserve for slow-moving inventory                    14           82
       Reserve for doubtful accounts                       165          131
       Other                                               165           71
                                                       --------     --------
         Total deferred income tax assets                  611          544
                                                       --------     --------
         Net deferred income tax liability              $  572       $  493
                                                       ========     ========


     Current income tax expense consists of:

                                             1998        1997         1996
                                           --------    --------     --------
                                                 (Dollars in thousands)

      Federal                               $2,229      $3,065       $1,393
      State                                    381         327          122
                                           --------    --------     --------
                                            $2,610      $3,392       $1,515
                                           ========    ========     ========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     A reconciliation from the federal statutory tax rate to the effective tax rate for the years 1998, 1997 and 1996 is as follows:

                                                      1998      1997      1996
                                                    --------  --------  --------

      Statutory tax rate                              34.0 %    34.0 %    34.0 %
      Expenses not deductible for tax purposes         1.1       1.5       2.2
      State income taxes, net of federal income
       tax benefit                                     2.5       3.0       1.9
      Stock options deductible for tax purposes       (7.5)        -         -
      Other                                           (3.0)      1.0       1.4
                                                    --------  --------  --------
      Effective tax rate                              27.1 %    39.5 %    39.5 %
                                                    ========  ========  ========


6.   Earnings per share

     Earnings per share is based on the month-end average number of shares outstanding during each year, adjusted for the dilutive effect of stock options. Cash dividends paid (or declared) per share are $.10 in 1998, $.06 in 1997 and $.03 in 1996.

     The following table sets forth the computation of basic and diluted earnings per share:

                                                                 1998            1997            1996
                                                              ----------      ----------      ----------
                                                           (Dollars in thousands except earnings per share)
      Numerator:
        Net income for basic and diluted earnings per
         common share                                          $    7,220     $    4,328      $    2,582

      Denominator:
        Denominator for basic earnings per common share -
         weighted-average shares                                5,967,610      5,761,080       5,634,341

      Effect of dilutive securities:
        Employee and Director stock options                       124,634        120,441          56,550
                                                              -----------     ----------     -----------

        Denominator for diluted earnings per common share
         - adjusted weighted-average shares and assumed
         conversions                                            6,092,244      5,881,521       5,690,891
                                                              ===========     ==========     ===========

      Basic earnings per common share                            $ 1.21         $  .75          $  .46
                                                                 ======         ======          ======
      Diluted earnings per common share                          $ 1.19         $  .74          $  .45
                                                                 ======         ======          ======

7.   Stock options

     The Company has two Incentive Stock Option Plans for its employees. The maximum number of shares that may be issued under each of the plans is 322,977 and 525,000 shares. At February 28, 1998, options were outstanding and exercisable on 243,037 shares at exercise prices (equal to the market price at the date of grant) ranging from $4.09 to $17.88 per share. These options expire November 1998 through October 2002. Included in these options are 250,724 and 5,000 options granted in 1998 with an exercise price of $11.13 and $17.88 and expiring in May and October, 2002, respectively. Approximately 110,000 options were exercised in 1998 at prices ranging from $4.09 to $11.13 per share.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company also has two Nonstatutory Stock Option Plans for the independent directors of the Company. Under the plans, options are granted at 100 percent of the fair value of the shares at the grant date. The maximum number of shares that may be issued under each of the plans is 115,762 and 157,500 shares. At February 28, 1998, 64,036 shares are outstanding under these plans of which 45,136 shares are exercisable at prices ranging from $3.69 to $16.88 per share. Options under these plans vest ratably over a five year period and expire at various dates through November 2007. Included in these outstanding options are 10,500 options granted in 1998 with an exercise price of $16.88 which expire in November 2007. Approximately 49,000 options were exercised in 1998 at prices ranging from $3.74 to $5.67 per share.

     A summary of the Company's stock option activity and related information is as follows:

                                           1998                       1997                     1996
                                 ----------------------    -----------------------    ----------------------
                                               Weighted                   Weighted                  Weighted
                                               Average                    Average                   Average
                                               Exercise                   Exercise                  Exercise
                                  Options       Price       Options        Price       Options       Price
                                 ---------     --------    ---------      --------    ---------     --------
Outstanding at beginning of
  year                             200,420       $ 4.42      565,496         $4.04      714,600        $4.01
Granted                            266,224        11.48       10,500          5.25       15,000         3.88
Exercised                         (159,571)        7.59     (372,094)         3.87      (31,635)        3.00
Forfeited                                -                    (3,482)         4.44     (132,469)        4.11
                                 ---------     --------    ---------      --------    ---------     --------
Outstanding at end of year         307,073       $ 8.90      200,420         $4.42      565,496        $4.04
                                 =========     ========    =========      ========    =========     ========

Exercisable at end of year         288,173       $ 8.72      187,820         $4.39      557,096        $4.04
                                 =========     ========    =========      ========    =========     ========

Weighted average fair value of
  options granted during the year                $ 3.21                      $2.33                     $1.71
                                               ========                   ========                  ========

Weighted average remaining
  contractual life in years                        3.94                       3.36                      3.42
                                               ========                   ========                  ========


     Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation," requires the disclosure of pro forma net income and income per share of common stock information computed as if the Company had accounted for its stock options granted subsequent to February 28, 1995 under the fair value method set forth in SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: a risk-free interest rate ranging from 5.8% to 6.5% for options granted in 1998 and 6.5% for options granted in 1997; a dividend yield of 1%; and a volatility factor of .498. In addition, the fair value of these options was estimated based on an expected life ranging from 1 1/2 years to 5 years.

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

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the option's vesting period as adjusted for estimated forfeitures. The pro forma effect of the 1997 and 1996 options granted is not material to the operations of the Company for 1997 and 1996. The Company's pro forma information for 1998 is as follows:

                                                               1998
                                                        -------------------
                                                    (dollars in thousands except
                                                         per share amounts)


      Pro forma net income                                    $6,445

      Pro forma earnings per common share:
        Basic earnings per common share                       $ 1.08
        Diluted earnings per common share                     $ 1.06

8.   Long-term debt

     The Company's credit facility with a bank provides for a $10 million revolving line of credit and a $10 million term note.

     Long-term debt consists of the following:

                                                     1998          1997
                                                    -------       -------
                                                   (Dollars in thousands)
      Term note payable to bank ($10 million),
       due in monthly installments through
       July 2002 (interest at 7.86 percent on
       February 28, 1998)                           $ 7,223       $ 8,889
      Revolving line of credit with bank
       ($10 million), due July 1999 (interest
       rates ranging from 6.63 to 6.88 percent
       on February 28, 1998)                          5,550             -
      Industrial revenue bonds, due in July 1998,
       payable in monthly installments (interest
       at 7.9 percent on February 28, 1998)              55           110
      Industrial revenue bonds, due in December
       2003, payable in monthly installments
       (interest at 5.75 percent on February 28,
       1998)                                            250           285
                                                    -------       -------
                                                     13,078         9,284
      Less amount due within one year                 1,757         1,757
                                                    -------       -------
                                                    $11,321       $ 7,527
                                                    =======       =======

     The revolving line of credit, term note and industrial revenue bonds are subject to loan agreements which require the Company to comply with various financial covenants including minimum requirements with regard to working capital, debt-to-net worth ratio, dividend payments, capital expenditures and cash flows. The Company is in compliance with these covenants as of February 28, 1998. The Company's long-term debt is secured by inventory, equipment, and fixtures. Pursuant to the loan agreement, the limit of borrowings under the revolving line of credit is limited to certain percentages of trade accounts receivable and inventory and is reduced by the balance of outstanding letters of credit, which amounted to $195,000 at February 28, 1998.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Maturities of long-term debt are as follows (dollars in thousands):

        1999                                  $ 1,757
        2000                                    1,706
        2001                                    7,258
        2002                                    1,706
        2003                                      601
        Thereafter                                 50
                                              -------
                                              $13,078
                                              =======

9. Quarterly financial information, unaudited (dollars in thousands, except per share amounts)

                                                                 Quarters Ended
                                            May 31,    August 31,     November 30,     February 28,
                                             1997         1997            1997             1998
                                            -------    ----------     ------------     ------------
        1998
        ----

        Net sales                           $18,387      $18,776         $18,080          $20,236
        Gross profit                          5,221        4,946           4,560            4,759
        Net income                            1,647        1,652           1,282            2,639
        Basic earnings per common share        .28          .28             .21              .44 (a)
        Diluted earnings per common share      .27          .27             .21              .44 (a)

       (a) Includes tax benefit of approximately $1,076,000 (or 18 cents per share), primarily related to the exercise of stock options in fiscal 1998.

                                                                 Quarters Ended
                                            May 31,    August 31,     November 30,     February 28,
                                             1996         1996            1996             1997
                                            -------    ----------     ------------     ------------
        1997
        ----

        Net sales                           $14,236      $13,889         $14,287          $15,291
        Gross profit                          4,019        3,912           3,916            4,551
        Net income                              943          925           1,134            1,325
        Basic earnings per common share        .17          .16             .20              .22
        Diluted earnings per common share      .16          .16             .20              .22

10.  Operating segments

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

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Information regarding operations and assets by division is as follows:
     (dollars in thousands)

                                                                       Fiscal year           Fiscal year           Fiscal year
                                                                    ended February 28,    ended February 28,    ended February 28,
                                                                          1998                  1997                  1996
                                                                    -----------------     -----------------     -----------------
Net sales:
 Electrical products                                                      $36,368               $30,276               $30,172
 Galvanizing                                                               30,539                23,646                16,920
 Oil field products                                                         8,572                 3,781                 2,092
                                                                    -----------------     -----------------     -----------------
                                                                          $75,479               $57,703               $49,184
                                                                    =================     =================     =================

Operating income (loss) (a):
 Electrical products                                                      $ 6,180               $ 5,317               $ 4,264
 Galvanizing                                                                6,543                 5,930                 4,270
 Oil field products                                                           724                   (56)                 (428)
                                                                    -----------------     -----------------     -----------------
                                                                           13,447                11,191                 8,106

General corporate expenses                                                  3,316                 2,938                 2,523
Interest expense                                                              737                   874                   913
Other (income) expense, net (b)                                              (515)                  226                   403
                                                                    -----------------     -----------------     -----------------
                                                                            3,538                 4,038                 3,839
                                                                    -----------------     -----------------     -----------------

Income before income taxes                                                $ 9,909               $ 7,153               $ 4,267
                                                                    =================     =================     =================

Depreciation and amortization:
 Electrical products                                                      $   732               $   714               $   656
 Galvanizing                                                                1,941                 1,593                 1,231
 Oil field products                                                           262                   244                   246
 Corporate                                                                    100                   113                    94
                                                                    -----------------     -----------------     -----------------
                                                                          $ 3,035               $ 2,664               $ 2,227
                                                                    =================     =================     =================

Additions to property, plant, and equipment (including assets of purchased subsidiaries in 1998 and 1996):
 Electrical products                                                      $   920               $   304               $ 1,002
 Galvanizing                                                                3,514                 1,353                 2,273
 Oil field products                                                           435                   345                    48
 Corporate                                                                     56                    35                   111
                                                                    -----------------     -----------------     -----------------
                                                                          $ 4,925               $ 2,037               $ 3,434
                                                                    =================     =================     =================

Total assets:
 Electrical products                                                      $19,723               $15,395               $16,454
 Galvanizing                                                               25,916                19,128                19,499
 Oil field products                                                        10,154                 4,389                 3,531
 Corporate                                                                  2,109                 7,083                 3,137
                                                                    -----------------     -----------------     -----------------
                                                                          $57,902               $45,995               $42,621
                                                                    =================     =================     =================

     (a) Operating income (loss) consists of net sales less cost of sales, specifically identifiable general and administrative expenses and selling expenses.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (b) Other (income) expense, net includes gains and losses on sale of property, plant, and equipment and other (income) expense not specifically identifiable to a segment.

11.  Commitments and contingencies

     The Company is subject to various environmental protection reviews by state and federal government agencies and has been identified as a potential responsible party in certain investigations conducted by these agencies. The Company did not expense any significant amounts related to environmental liabilities in 1998, 1997 or 1996. The ultimate liability, if any, which might result from such reviews or additional clean-up and remediation expenses cannot presently be determined; however, as a result of an internal analysis and prior clean-up efforts, management believes the results will not have a material impact on the Company and that the recorded reserves for estimated losses are adequate.

     In order to maintain permits to operate certain of the Company's facilities, future capital expenditures for equipment may be required to meet new or existing environmental regulations.

12.  Acquisitions

     In March 1997, the Company purchased substantially all of the assets of Hobson Galvanizing for approximately $3.9 million in cash. The assets purchased were recorded at estimated fair value; the costs in excess of fair value for this acquisition were approximately $2.8 million. In connection with this acquisition, the Company paid the selling shareholders $250,000 pursuant to an agreement not to compete.

     The Company purchased substantially all of the assets of International Galvanizing in December 1997 for approximately $1.7 million in cash. Costs in excess of estimated fair value of this acquisition were approximately $350,000. Additionally, the Company paid the selling shareholder $50,000 pursuant to an agreement not to compete.

     In February 1998 the Company purchased substantially all of the assets of Drilling Rig Electrical Systems Co. (DRESCO), a company which is involved in the selling and installation of oil field lighting, for approximately $1.2 million in cash. Costs in excess of estimated fair value of this acquisition were approximately $190,000.

     All acquisitions were accounted for under the purchase method of accounting. Operations applicable to acquired businesses, which are immaterial to the consolidated operations of the Company, are included in the accompanying Consolidated Statements of Income from their respective dates of acquisition. The excess of costs over fair value for these acquisitions is being amortized over a period of 15 years.

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

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The pro forma consolidated results of operations for the year ended February 29, 1996, assuming the Arkansas Galvanizing, Inc. acquisition had been consummated as of March 1, 1995 is as follows:

                                                        (Unaudited)
                                                           1996
                                             ---------------------------------
                                             (Dollars in thousands, except per
                                                      share amounts)

        Net sales                                         $52,598
        Net income                                          2,797
        Basic earnings per common share                       .50
        Diluted earnings per common share                     .49




               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



Board of Directors and Shareholders
Aztec Manufacturing Co.

We have audited the accompanying consolidated balance sheets of Aztec Manufacturing Co. as of February 28, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended February 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aztec Manufacturing Co. at February 28, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 28, 1998, in conformity with generally accepted accounting principles.



Fort Worth, Texas
March 27, 1998

                            AZTEC MANUFACTURING CO.
                       400 NORTH TARRANT . P.O. BOX 668
                             CROWLEY, TEXAS  76036


                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


To the Shareholders of Aztec Manufacturing Co.:

The Annual Meeting of the Shareholders of AZTEC MANUFACTURING CO. (the "Company") will be held at the Petroleum Club in the Derrick I Room on the 39th floor of the Continental Plaza, 777 Main Street, Fort Worth, Texas, on the 14th day of July, 1998, at 10:00 a.m. for the purpose of considering and acting upon the following matters:

  1.  ELECTION OF DIRECTORS. To elect three directors for a term of three years.

  2. RATIFICATION OF APPOINTMENT OF AUDITORS. Ratification of the appointment of Ernst & Young LLP as auditors for the Company for its fiscal year ending February 28, 1999.

  3. APPROVAL OF THE 1998 INCENTIVE STOCK OPTION PLAN. To approve the 1998 Incentive Stock Option Plan.

  4. APPROVAL OF THE 1998 NONSTATUTORY STOCK OPTION PLAN. To approve the 1998 Nonstatutory Stock Option Plan.

  5. APPROVAL OF THE 1997 NONSTATUTORY STOCK OPTION GRANTS. To approve the 1997 Nonstatutory Stock Option Grants.

  6. OTHER BUSINESS. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Information regarding the matters to be acted upon at the meeting is contained in the Proxy Statement attached to this Notice. As of the date of this Notice, management does not know of any other business to be presented at the meeting.

Only shareholders of record at the close of business on the 25th day of May 1998, will be entitled to notice of or to vote at the meeting or any adjournment or adjournments thereof. A copy of the Annual Report to Shareholders for the fiscal year ended February 28, 1998, is enclosed herewith.

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

Crowley, Texas
June 1, 1998

                            AZTEC MANUFACTURING CO.
                                 P. O. BOX 668
                             CROWLEY, TEXAS 76036

                                PROXY STATEMENT
                      FOR ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JULY 14, 1998

This Proxy Statement is furnished in connection with the solicitation of proxies by the board of directors of Aztec Manufacturing Co. (the "Company") for use at the regular Annual Meeting of the Shareholders of the Company to be held at the Petroleum Club in the Derrick I Room on the 39th floor of the Continental Plaza, 777 Main Street, Fort Worth, Texas, on the 14th day of July, 1998, at 10:00 a.m., and at any adjournment or adjournments thereof. This Proxy Statement and the accompanying proxy are being mailed on or about June 1, 1998, to the Shareholders of the Company.

GENERAL INFORMATION
-------------------

At the close of business on the 25th day of May, 1998, the record date for determination of shareholders entitled to notice of and to vote at the meeting, there were outstanding 5,927,413 shares of Common Stock, $1.00 par value, of the Company (the "Common Stock"). The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock is necessary to constitute a quorum at the meeting. All shares represented at the meeting in person or by proxy shall be counted in determining the presence of a quorum.

Each holder of shares of Common Stock will be entitled to one vote, in person or by proxy, for each share of Common Stock of the Company owned of record at the close of business on May 25, 1998. Cumulative voting for directors is not permitted. Directors are elected by plurality vote and, therefore, the three nominees receiving the highest number of affirmative votes shall be elected as directors provided a quorum is present. Abstentions and broker non-votes will not be considered part of the voting power present with respect to any matter on which such shares so acted which has the effect of reducing the number of shares voting affirmatively that is required to approve a matter requiring a majority vote. Therefore, assuming a quorum is present, if more shares vote "for" approval of the appointment of the independent auditors than vote "against," this matter will pass. All shares of Common Stock represented by a valid proxy will be voted. A proxy may be revoked at any time before it is voted by filing with the Secretary of the Company a written revocation thereof or a duly executed proxy bearing a later date.

The cost of preparing, assembling and mailing the Notice of Annual Meeting of Shareholders, the Proxy Statement and the accompanying proxy will be borne by the Company. In addition to solicitation of proxies by mail, certain officers and employees of the Company, without additional compensation for such services, may solicit proxies by telephone, fax or personal contact. The Company will also supply brokerage firms and other custodians, nominees, and fiduciaries with such number of proxy materials as they may require for mailing to beneficial owners and will reimburse them for their reasonable expenses in connection therewith.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD
----------------------------------------------

Meetings of the Board of Directors are held regularly each month, including a meeting following the conclusion of the Annual Meeting of Shareholders. During the fiscal year ended February 28, 1998, there were twelve (12) regular meetings
and one (1) special meeting of the Board of Directors.   For the fiscal year
ended February 28, 1998, each non-employee director was paid a monthly retainer of $900 and a fee of $400 for each meeting of the Board of Directors attended. Mr. Martin, as an employee director, was paid a monthly retainer of $500 and a fee of $200 for each meeting of the Board of Directors attended. Each committee member was paid a fee of $400 for each meeting of a committee attended.

Each of the current directors of the Company attended more than 75 percent of the aggregate of (i) the total number of meetings of the Board of Directors and
(ii) the total number of meetings held by all committees of the board on which he served, held during the fiscal year ended February 28, 1998, other than Mr. Schumacher who due to a temporary illness attended 57 percent of all such meetings.

The Company has an Audit Committee.  The functions of the Audit Committee are to
(i) meet with the independent auditors to review the audit and its results, as well as to review internal controls of the Company and (ii) make recommendations to the Board of Directors as to the engagement or discharge of independent auditors. The members of the Audit Committee are Robert H. Johnson, Chairman, W. C. Walker and R. J. Schumacher. During the fiscal year ended February 28, 1998, that committee held one (1) meeting. The Company has a Compensation Committee. The functions of the Compensation Committee are to (i) make recommendations to the Board of Directors of remuneration arrangements for directors and senior management and (ii) administer the Company's incentive stock option plans, which includes selecting the executives and other key personnel of the Company eligible to participate thereunder. The members of the Compensation Committee are Martin C. Bowen and Dr. H. Kirk Downey. During the fiscal year ended February 28, 1998, that committee held two (2) meetings. The Company has a Nonstatutory Stock Option Committee which administers the Company's nonstatutory stock option plans. The members of this committee are L. C. Martin and Dana L. Perry. During the fiscal year ended February 28, 1998, that committee held two (2) meetings. The Company does not have a nominating committee.

SECURITY OWNERSHIP OF PRINCIPAL BENEFICIAL OWNERS
-------------------------------------------------

To the best knowledge of the Company, the only beneficial owners of over 5 percent of the outstanding shares of Common Stock of the Company as of May 4, 1998 were as follows:

     TITLE OF CLASS     NAME & ADDRESS OF BENEFICIAL OWNER     NUMBER OF SHARES     PERCENT OF CLASS
     --------------     ----------------------------------     ----------------     ----------------
     Common Stock       FMR Corp.                                 560,500 (1)             9.5%
     $1.00 par value    82 Devonshire Street
                        Boston, MA  02109

(1) Based on a Schedule 13G furnished by Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. and an investment adviser, Fidelity is deemed to have beneficial ownership of 560,500 shares of Aztec Manufacturing Co. Common Stock as a result of acting as investment adviser to several investment companies. The ownership of one investment company, Fidelity Low-Priced Stock Fund, amounted to 560,500 shares of the Common Stock outstanding. Fidelity Low-Priced Stock Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts, 02109.

PROPOSAL NO. 1:  ELECTION OF DIRECTORS
--------------------------------------

The Bylaws of the Company provide for nine directors and classify the Board of Directors into three classes, each class consisting of three directors, the members of which serve for three years. Of the directors listed under "DIRECTORS OF THE COMPANY," the terms of office of L. C. Martin, R.J. Schumacher, and Dr. H. Kirk Downey expire at the 1998 Annual Meeting of Shareholders. The Board of Directors nominated and recommends the reelection of Messrs. L. C. Martin, R.J. Schumacher, and Dr. H. Kirk Downey for a three-year term expiring at the 2001 Annual Meeting of Shareholders.

Mr. John G. Richards retired as a director of the Company on Nov. 13, 1997. Mr. Richards is now an advisory director of the Company. As an advisory director, Mr. Richards does not have voting authority. The Bylaws of the Company provide that any vacancy in the Board is to be filled by the remaining directors with the newly elected director serving the unexpired term of his predecessor. Mr. Richards term would have expired in 1999. The Board of Directors of the Company elected at its Nov. 13, 1997, meeting Mr. Kevern R. Joyce to fill the unexpired term of Mr. Richards.

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


PROPOSAL NO. 2:  RATIFICATION OF APPOINTMENT OF AUDITORS
--------------------------------------------------------

Subject to ratification by the Shareholders, the Board of Directors has selected the firm of Ernst & Young LLP to audit the financial statements of the Company for the fiscal year ending February 28, 1999. This firm of certified public accountants or its predecessor has acted as independent auditors for the Company and its subsidiaries since 1976.

Representatives of Ernst & Young LLP will be present at the 1998 Annual Meeting of Shareholders and will be available to respond to appropriate questions.

The Board of Directors recommends that Shareholders vote "FOR" the approval of the appointment of Ernst & Young LLP.

DIRECTORS OF THE COMPANY
------------------------

The following table sets forth certain information as to the number of shares of Common Stock of the Company beneficially owned as of May 4, 1998, by (i) each current director and (ii) all of the current executive officers and directors of the Company as a group. Except as otherwise indicated, each of the persons named below has sole voting and investment power with respect to the shares of Common Stock beneficially owned by that person.

                               PRINCIPAL OCCUPATION FOR PAST                                        COMMON STOCK OF THE    % OF
                               FIVE YEARS; POSITIONS AND           DIRECTOR                         COMPANY BENEFICIALLY   CLASS
DIRECTORS                 AGE  OFFICES WITH THE COMPANY             SINCE    OTHER DIRECTORSHIPS    OWNED AT MAY 4, 1998    (1)
---------                 ---   ---------------------------------   -----    -------------------    --------------------   -----

L.C. Martin (2)            72  Chairman of the Board, President      1958    None.                      188,765  (4)        3.2%
                               and Chief Executive Officer of the
                               Company

Martin C. Bowen  (14)      54  Vice President & CFO of Fine Line     1993    Kevco, Inc. (3)              3,400  (6)         *
                               Inc.

Kevern R. Joyce (15)       51  President, CEO and Chairman of TNP    1997    TNP Enterprises, Inc.        -0-    (7)         *
                               Enterprises, Inc. (1994-Present)              (3)
                               Senior Vice President and CEO of
                               Tuscon Electric Power Co.
                               (19921994)

Sam Rosen (8)              62  Partner  in the law firm of           1996    Gainsco, Inc. (3)            8,445  (9)         *
                               Shannon, Gracey, Ratliff & Miller,
                               L.L.P. , Secretary of the Company

Robert H. Johnson (5)      73  Financial Consultant; Certified       1965    None.                        3,100              *
                               Public Accountant

Dana L. Perry (2)          49  Vice President of Finance; Chief      1992    None.                      100,200  (10)       1.7%
                               Financial Officer of the Company;
                               and Assistant Secretary of the
                               Company

R.J. Schumacher (5)        69  CEO and Chairman of Pride Refining,   1986    None.                       17,885  (11)        *
                               Inc. (1989-1994); President and CEO
                               of Texland Petroleum, Inc.
                               (1973-Present)

W.C. Walker  (5)           74  Management Consultant (1989-Present)  1986    None.                       29,241  (12)        *

Dr. H. Kirk Downey (14)    55  Dean of the M.J. Neeley School of     1992    Harris Methodist Health      -0-                *
                               Business and a Professor of                   Plan
                               Management at Texas Christian                 LKCM Fund
                               University

All Current Directors and Executive Officers as a Group (11 Persons)                                    371,318  (13)       6.2%

*Less than one percent (1%)

(1) The percentage is calculated for each individual by using as the denominator the total shares of Common Stock outstanding at the close of business on May 4, 1998 (5,923,828 shares), plus the shares of Common Stock such individual has the right to acquire within sixty (60) days of May 4, 1998, pursuant to the exercise of stock options granted by the Company.
(2)  Member of the Nonstatutory Stock Option Committee.
(3)  A publicly owned corporation.
(4) Includes 35,273 shares of Common Stock which Mr. Martin has the right to acquire within 60 days of May 4, 1998, pursuant to the exercise of stock options granted under the 1986 and 1991 Incentive Stock Option Plans of the Company.
(5)  Member of the Audit Committee.
(6) Includes 3,400 shares of Common Stock which Mr. Bowen has the right to acquire within 60 days of May 4, 1998, pursuant to the exercise of stock options granted under the 1991 Nonstatutory Stock Option Plan of the Company.
(7) Includes -0- shares Mr. Joyce has the right to acquire within sixty (60) days of May 4, 1998, pursuant to the exercise of stock options granted under the 1991 Nonstatutory Stock Option Plan.
(8) Mr. Rosen is a Partner in the law firm of Shannon, Gracey, Ratliff & Miller, L.L.P., which has been general counsel to the Company since 1968. The Company proposes to retain said law firm as its general counsel during the current fiscal year.
(9) Includes 4,200 shares Mr. Rosen has the right to acquire within sixty (60) days of May 4, 1998, pursuant to the exercise of stock options granted 1991 Nonstatutory Stock Option Plan.
(10) Includes 12,427 shares of Common Stock which Mr. Perry has the right to acquire within 60 days of May 4, 1998, pursuant to the exercise of stock options granted under the 1986 and 1991 Incentive Stock Option Plans.
(11) Includes 16,012 shares Mr. Schumacher has the right to acquire within sixty
     (60) days of May 4, 1998, pursuant to the exercise of stock options granted under the 1988 and 1991 Nonstatutory Stock Option Plans.
(12) Includes 21,524 shares Mr. Walker has the right to acquire within sixty
     (60) days of May 4, 1998, pursuant to the exercise of stock options granted under the 1988 and 1991 Nonstatutory Stock Option Plans. All 7,717 shares of Common Stock currently owned are held jointly by Mr. Walker and his wife.
(13) The percentage is calculated by using total shares of Common Stock outstanding at the close of business on May 4, 1998 (5,923,828) plus 53,835 shares of Common Stock that executive officers of the Company have the right to acquire within 60 days of May 4, 1998, pursuant to the exercise of stock options granted under the 1986 and 1991 Incentive Stock Option Plans of the Company plus 45,136 shares of Common Stock that directors have the right to acquire within sixty (60) days of May 4, 1998, pursuant to the exercise of stock options granted under the 1988 and 1991 Nonstatutory Stock Option Plans.
(14) Member of Compensation Committee.
(15) Mr. Joyce was elected to the Board of Directors on November 13, 1997, to replace Mr. John G. Richards who retired from the board on November 13, 1997.

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

Based solely on a review of such forms furnished to the Company and certain written representations from the executive officers and directors, the Company believes that all Section 16(a) filing requirements applicable to its executive officers, directors and greater than 10% beneficial owners were complied with on a timely basis, except that Mr. Martin Bowen, Director reported a sale of Aztec stock on Form 5 instead of on a current report on Form 4.

EXECUTIVE COMPENSATION AND OTHER MATTERS
----------------------------------------

REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION. Through fiscal periods ended February 28, 1998, compensation for the chief executive officer and senior executives has been approved by the full Board of Directors upon the recommendations of the Compensation Committee. This Committee is composed of two outside directors, none of whom perform any services to or receive any fees from the Company in any capacity other than as director.

It has been the philosophy and the practice of the Committee to relate executive compensation to the profitability of the Company. The compensation program provides for market-driven salary ranges based on job responsibilities and influences on Company performance with a balanced incentive compensation element based on profit performance of the Company. This is accomplished through a two-tiered structure of measuring the compensation rewards as follows:

1. Base Salary - The Committee reviews and approves salaries for the chief executive cfficer and the other executive officers on an annual basis. Recommended base salaries are reviewed and set based on information derived from comparative group reviews and national surveys of compensation data, as well as evaluations of the individual executives' positions and expected future performance and contribution. In making salary decisions, the Committee exercises its discretion and judgment with no specific formula being applied to determine salary levels.

2. Bonus - The purpose of the bonus program is to promote the Company's goal of increasing shareholder value through sustainable internal growth, high operating efficiencies, strategic acquisitions, and attracting highly motivated, results-oriented executive officers. A portion of executive compensation was calculated using a formula reflecting growth in pretax income of the Company in the case of the chief executive officer and certain executive officers or a particular segment of the Company in the case of an executive officer who is responsible for such segment. Mr. Martin's and Mr. Perry's bonus base is fixed at 2.5% and 1% of the yearly pretax profits of the Company, respectively. Mr. Wright's and Mr. Skowron's bonus base is fixed at 1.25% of the yearly pretax profits of the Galvanizing Segment and Electrical Segment, respectively. The maximum and minimum bonus is set at 150% and 50% of the bonus base, respectively. When the Company or a segment exceeds prior year performance, the executives are rewarded through increased bonuses up to a maximum of 150% of his bonus base. Conversely, if the Company or segment falls short of the prior year's performance, the executive officers receive a reduced bonus. If the current years performance falls below 50% of the prior year, the executive officers receive no bonus.

Additionally, the executive officers participate, along with other employees, in the Company Profit Sharing Plan, the annual contributions to which are dramatically affected by profitability of the Company, and the Company Stock Option Plans.

Section 162(m) of the Internal Revenue Code of 1986, as amended, which was enacted in 1993, imposes a $1 million limit on the amount of compensation that will be deductible by the Company with respect to the chief executive officer and the four other most highly compensated executive officers. Performance based compensation that meets certain requirements will not be subject to the deduction limit. The Committee has reviewed the impact of Section 162(m) on the Company and believes it is unlikely that the compensation paid to any executive officer during the fiscal year ending February 28, 1999, will exceed the limit. The Committee will continue to monitor the impact of the Section 162(m) limit and to assess alternatives for avoiding any loss of tax deductions in future years.

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

                                           MEMBERS OF THE COMPENSATION COMMITTEE
                                                 Martin C. Bowen
                                                 Dr. H. Kirk Downey

SUMMARY COMPENSATION TABLE. The following information summarizes annual and long-term compensation for services in all capacities to the Company for the fiscal years ended February 28, 1998, February 28, 1997, and February 29, 1996, of the chief executive officer and the other most highly compensated executive officers of the Company whose total annual salary and bonus exceeds $100,000 (the "Named Executives").

                                                  SUMMARY COMPENSATION TABLE
                                                  ==========================
                                    ANNUAL COMPENSATION                               LONG-TERM COMPENSATION
                                    -------------------                               ----------------------

                                                                                    AWARDS             PAYOUTS
                                                                        |                           |             |
                                                          OTHER ANNUAL  |   RESTRICTED              |  LONG-TERM  |  ALL OTHER
NAME AND                  YEAR                            COMPENSATION  | STOCK AWARD(S)  OPTIONS/  |  INCENTIVE  | COMPENSATION
PRINCIPAL POSITION       ENDING    SALARY ($)   BONUS($)       ($)      |      ($)        SARS (#)  | PAYOUTS ($) |      ($)
------------------       ------    ----------   --------  ------------- | --------------  --------- | ----------- | ------------
                                                                        |                           |             |
L.C. Martin, Chairman,    1998       250,000     317,468        0       |       0           16,299  |      0      |    25,494 (2)
President, and Chief      1997       250,000     214,919        0       |       0                0  |      0      |    23,060 (3)
Executive Officer         1996       250,000     106,443        0       |       0                0  |      0      |    17,937 (4)
                                                                        |                           |             |
D.L. Perry, Vice          1998        75,000     126,987        0       |       0            5,840  |      0      |    16,894 (5)
President of Finance,     1997        75,000      85,968        0       |       0                0  |      0      |    12,979 (5)
Chief Financial Officer,  1996        75,000      36,543        0       |       0                0  |      0      |     6,007 (5)
and Assistant Secretary                                                 |                           |             |
                                                                        |                           |             |
F. L. Wright, Jr.         1998        85,200      78,818        0       |       0            5,685  |      0      |    16,894 (6)
Senior Vice President     1997        77,550      84,522        0       |       0                0  |      0      |    14,460 (6)
Galvanizing Segment       1996        75,000      65,053        0       |       0                0  |      0      |     8,301 (6)
                                                                        |                           |             |
R.T. Skowron,  Vice       1998        82,000      56,594        0       |       0                0  |      0      |         0
President Electrical      1997             0           0        0       |       0                0  |      0      |         0
Products Segment  (1)     1996             0           0        0       |       0                0  |      0      |         0

(1)  Mr. Skowron  joined the Company on May 1, 1997.
(2) The amount of $25,494 includes 1998 Director Fees of $8,600 and 1998 contribution made to Mr. Martin's account in Aztec's Profit Sharing Plan of $16,894.
(3) The amount of $23,060 includes 1997 Director fees of $8,600 and 1997 contribution made to Mr. Martin's account in Aztec's Profit Sharing Plan of $14,460.
(4) The amount of $17,937 includes 1996 Director Fees of $8,600 and 1996 contribution made to Mr. Martin's account in Aztec's Profit Sharing Plan of $9,337.
(5) This amount represents the contribution made to Mr. Perry's account in Aztec's Profit Sharing Plan.
(6) This amount represents the contribution made to Mr. Wright's account in Aztec's Profit Sharing Plan.

OPTION/SAR GRANTS IN LAST FISCAL YEAR. The following table sets forth the number of shares of Common Stock subject to options with respect to Common Stock granted to the Company's Chief Executive Officer and the Named Executives during the fiscal year ending February 28, 1998. The Company has no SARs.

                                             OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                             =====================================
                                            % OF TOTAL                                          POTENTIAL REALIZED VALUE AT
                          NUMBER OF          OPTIONS/         EXERCISE OR                  ASSUMED ANNUAL RATES OF RATES OF STOCK
                          OPTIONS/         SARS GRANTED       BASE PRICE                       PRICE APPRECIATION FOR OPTION
                        SARS GRANTED       TO EMPLOYEES      ($ PER SHARE)    EXPIRATION                 TERM ($)
        NAME                 (a)          IN FISCAL YEAR          (b)            DATE      5% (c)                         10% (c)
---------------------------------------------------------------------------------------------------------------------------------
L.C. Martin                16,299               7%               11.125        5/20/02     50,120                         110,752
D.L. Perry                  5,840               2%               11.125        5/20/02     17,958                          39,683
F.L. Wright                 5,685               2%               11.125        5/20/02     17,481                          38,629

(a) Options granted are immediately exercisable and are for a term of 5 years, subject to earlier termination related to termination of employment.
(b)  The option above was granted at market value at date of grant.
(c) These columns reflect the potential realizable value of each grant assuming the market value of the Company's stock appreciates at 5 percent and 10 percent, compounded annually, from the date of grant over the term of the option. There is no assurance that the actual stock price appreciation over the 5 year option term will be at the assumed 5 percent or 10 percent levels or at any other level. Unless the market price of the stock does in fact appreciate over the option term, no value will be realized from the option grants. These calculations are based on requirements promulgated by the Securities Exchange Commission and do not reflect the Company's estimate of future price growth.

OPTIONS EXERCISED AND YEAR END VALUE TABLE. The following table sets forth certain information regarding the options exercised and the year end value of options held by the Named Executives during the fiscal year ending February 28, 1998.

                                          AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                                                 AND FISCAL YEAR END OPTION VALUES
                                                 =================================
                                                                 NUMBER OF UNEXERCISED           VALUE OF UNEXERCISED IN-THE-
                         SHARES ACQUIRED                         OPTIONS AT FY-END (#)           MONEY OPTIONS AT FY-END ($)
         NAME            ON EXERCISE (#)   VALUE REALIZED ($)  EXERCISABLE/UNEXERCISABLE          EXERCISABLE/UNEXERCISABLE
       --------          ---------------   ------------------  -------------------------          -------------------------
L. C. Martin                     0                 0             35,723            -0-            228,137             -0-
D. L. Perry                      0                 0             12,427            -0-             78,225             -0-
F. L. Wright, Jr.              5,987            99,160            5,685            -0-             15,633             -0-
R. T. Skowron                    0                 0               -0-             -0-               -0-              -0-

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

BUY-SELL AND TERMINATION AGREEMENT. During fiscal 1994 the Company entered into a "Buy-Sell and Termination Agreement" (the "Agreement") with Mr. L. C. Martin, the president and chief executive officer of the Company. The Agreement provides that the proceeds from a $1 million dollar life insurance policy on Mr. Martin be used to acquire (from the executive's wife or estate) the number of shares of Company Common Stock which could be purchased in the event the executive dies while employed by the Company. The purchase price per share is to be the market value of the stock on the day before the date of death. Upon termination (other than for "just cause") of employment from the Company prior to death, the Company will convey all rights in the insurance policy to the executive, including cash surrender value. The Company recorded a deferred liability and corresponding charge to expense in the amount of $246,000 during fiscal 1994. The deferred compensation amount is equivalent to the cash surrender value of the insurance policy and amounted to $276,730 at February 28, 1998.

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

STOCK PRICE PERFORMANCE GRAPH. The following graph illustrates the five-year cumulative total returns on investments in Aztec Manufacturing Co., the CRSP Index for NYSE Stock Market (U.S. Companies) and the CRSP Index for NYSE Stocks (SIC 5000-5099 US Companies). Aztec is listed on the New York Stock Exchange and is engaged in multiple industries. The shareholder return shown below is not necessarily indicative of future performance. Total return, as shown, assumes $100 invested on February 28, 1993, in shares of Aztec Manufacturing Co. and each index, all with cash dividends reinvested. The calculations exclude trading commissions and taxes.

                       FIVE YEAR-CUMULATIVE TOTAL RETURN
                  VALUE OF $100 INVESTED ON FEBRUARY 28, 1993
               For Fiscal Year Ended on the Last Day of February


                       [PERFORMANCE GRAPH APPEARS HERE]


                                                                 2/93   2/94   2/95   2/96   2/97   2/98
                                                                 ----   ----   ----   ----   ----   ----
      Aztec Manufacturing Co.                                    100.0  233.8  156.4  173.4  346.9  520.0
      CRSP Index for NYSE Stock Market (US Companies)            100.0  108.7  115.0  153.2  188.7  252.4
      CRSP Index for NYSE Stocks (SIC 5000-5099 US Companies)    100.0  125.4  119.4  138.7  156.2  204.1
              Wholesale trade - durable goods

PROPOSAL NO. 3: 1998 INCENTIVE STOCK OPTION PLAN
------------------------------------------------

On April 21, 1998, the board of directors of the Company adopted, subject to the approval of the shareholders of the Company, the 1998 Incentive Stock Option Plan of Aztec Manufacturing Co. (the "1998 ISO Plan"). Options granted under the 1998 ISO Plan are intended to qualify as "incentive stock options" under
Section 422 of the Internal Revenue Code of 1986, as amended, (the "Code").

A summary of the material provisions of the 1998 ISO Plan is set out below. The following summary is qualified in its entirety by reference to the full text of the 1998 ISO Plan, a copy of which is attached as Exhibit A to this Proxy Statement.

The purpose of the 1998 ISO Plan is to attract capable employees and provide an incentive for employees to remain in the employ of the Company and its subsidiaries. All executives and other key personnel of the Company who are active full time salaried employees of the Company and its subsidiaries are eligible to participate in the 1998 ISO Plan. Members of the board of directors who are not employed by the Company or its subsidiaries on a full time basis are not eligible to participate in the 1998 ISO Plan. Approximately 150 persons will be eligible to participate in the 1998 ISO Plan.

The 1998 ISO Plan is administered by the Compensation Committee, a committee composed of at least two (2) non-employee directors of the board of directors of the Company (the "Committee"). The Committee has discretion to select the eligible employees to whom options shall be granted under the 1998 ISO Plan and to determine the number of shares of Common Stock subject to options granted under the 1998 ISO plan, as well as the term during which such options may be exercised and the manner of exercise thereof.

Subject to provisions for proportionate adjustment occasioned by changes in the Company's capital structure, a total of 750,000 shares of Common Stock of the Company has been set aside under the 1998 ISO Plan for use upon exercise of options granted thereunder. As of the date hereof, no options to purchase Common Stock have been granted by the Committee under the 1998 ISO Plan. All options under the 1998 ISO Plan must be granted on or before ten years from the effective date of the 1998 ISO Plan. The 1998 ISO Plan will be effective upon shareholder approval.

No options may be exercised under the 1998 ISO Plan without compliance with applicable securities laws. It is contemplated by management of the Company that the options and the shares of Common Stock called for by options granted under the 1998 ISO Plan will be registered by the Company under the federal securities laws during the latter half of 1998.

The maximum term of an option that may be granted under the 1998 ISO Plan is ten
(10) years, except that with respect to participants, if any, under the 1998 ISO Plan who own more than ten percent (10%) of the Common Stock of the Company on the date the option is granted, the maximum term is five (5) years.

The price at which shares of Common Stock of the Company may be purchased pursuant to the exercise of options granted under the 1998 ISO Plan shall not be less than one hundred percent (100%) of the fair market value of the shares of Common Stock underlying the options on the date such options are granted. With respect to participants, if any, under the 1998 ISO Plan who own more than ten percent (10%) of the shares of Common Stock of the Company on the date the option is granted, the price at which shares of Common Stock of the Company may be purchased pursuant to the exercise of options granted under the 1998 ISO Plan shall not be less that one hundred ten percent (110%) of the fair market value of the shares of Common Stock underlying the options on the date such options are granted.

The aggregate fair market value (determined at the time of grant) of shares of Common Stock underlying incentive stock options exercisable for the first time by an employee during any calendar year cannot exceed $100,000.

Options granted under the 1998 ISO Plan are subject to earlier termination upon the death, disability, retirement or termination of employment of the participant. Options granted under the 1998 ISO Plan are exercisable over such period of time as may be determined by the Committee. Such options are not transferable, except by will or by the laws of descent and distribution and may only be exercised for a period of one year following the date of death or disability, to the extent the options were exercisable at the date of death or disability, as the case may be. A participant must remain an employee of the Company as a condition to his right to exercise options granted under the 1998 ISO Plan. However, upon a participant's termination of employment for any reason, other than gross or willful misconduct or death or disability, such participant has a right to exercise an option granted to such participant under the 1998 ISO Plan during the three month period immediately following the date of termination of employment.

The following is a summary of the principal U.S. federal income tax consequences under current federal income tax laws relating to awards under to the 1998 ISO Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign tax consequences. Participants are urged to consult their own tax advisors as to the precise tax consequences of participation in such plan. Under applicable provisions of the Code as now in effect: (a) an "incentive stock option" results in no taxable income to participant or deduction to the Company at the time it is granted; (b) upon exercise of the option, no taxable income results to the participant from the receipt of the shares of Common Stock thereby acquired and no deduction is allowed to the Company; the exercise of an incentive stock option will result in an adjustment in determining a participant's alternative minimum tax; (c) if, after exercise of such an option, the participant does not dispose of the shares of Common Stock thereby acquired within two (2) years of the date of grant of the option or within one (1) year of the date of exercise of the option, he will be entitled to treat any gain realized upon disposition of the shares of Common Stock as long-term capital gain in the year of sale; and (d) if so held by the participant, as described in clause (c) above, the Company will not be entitled to any deduction on account of the grant or exercise of the option. However, if the participant disposes of the shares of Common Stock within two (2) years of the date of grant of the option or within one (1) year of the date of exercise of the option, he will be required to treat any gain realized upon disposition of the shares of Common Stock as ordinary income in the year of sale equal to the difference between the option price and the fair market value of the stock on the date of exercise. The balance of the participant's gain on the disposition of the shares will be treated as a long-term capital gain, provided the holding period applicable to long-term capital assets is satisfied. The Company will be entitled to a deduction to the extent the participant recognizes ordinary income.

The affirmative vote of the holders of a majority of the total number of shares represented and voting at the Shareholder's Meeting, assuming a quorum is present, is required to approve the adoption of the 1998 Incentive Stock Option Plan of the Company.

The Board of Directors recommends that Shareholders vote "FOR" the approval of the 1998 Incentive Stock Option Plan of the Company.

PROPOSAL NO. 4:  1998 NONSTATUTORY STOCK OPTION PLAN
----------------------------------------------------

On April 21, 1998, the Board of Directors unanimously adopted, subject to approval by Shareholders, the 1998 Nonstatutory Stock Option Plan of Aztec Manufacturing Co. (the "1998 NSO Plan").

A summary of the material provisions of the 1998 NSO Plan is set out below. The following summary is qualified in its entirety by reference to the full text of the 1998 NSO Plan, a copy of which is attached as Exhibit B to this Proxy Statement.

The purpose of the 1998 NSO Plan is to encourage stock ownership by executive officers and non-employee directors of the Company, to provide an incentive for executive officers and non-employee directors to expand and improve the profits and prosperity of the Company, and to assist the Company in attracting and retaining executive officers and non-employee directors through the grant of options to purchase shares of the Company's Common Stock. Only executive officers and non-employee directors of the Company are eligible to participate in the 1998 NSO Plan.

The executive officers of the Company at present are: L.C. Martin, Dana L. Perry, F.L. Wright, Jr., Richard Skowron and Sam Rosen. The outside, non-employee directors at the present are: Robert H. Johnson, R. J. Schumacher, W.C. Walker, H. Kirk Downey, Kevern Joyce, and Martin C. Bowen.

The 1998 NSO Plan is administered by the Compensation Committee ("Committee"), a committee composed of at least two (2) non-employee directors of the board of directors of the Company.

Subject to provisions for proportionate adjustment occasioned by changes in the Company's capital structure, a total of 250,000 shares of Common Stock of the Company has been set aside under the 1998 NSO Plan for use upon exercise of options granted thereunder. No options to purchase Common Stock have been granted under the 1998 NSO Plan.

The purchase price for the stock under each option is one-hundred (100%) of the fair market value of the Common Stock evidenced by the price at which the Common Stock closed on the date the option is granted, but in no event less than the par value of the Common Stock. The 1998 NSO Plan terminates ten years after its effective date and no options can be granted under it after that date. The 1998 NSO Plan will be effective upon Shareholder approval and no options can be granted under it prior to that approval.

The following is a summary of the principal U.S. federal income tax consequences under current federal income tax laws relating to awards under the 1998 NSO Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign tax consequences. Participants are urged to consult their own tax advisors as to the precise tax consequences of participation in such plan. The granting of options will have no immediate tax consequences on the Company or the recipient of the options, since the options are being granted to purchase the stock at the fair market value of the stock on the date of the grant, and since the options have no readily ascertainable fair market value. Upon exercise of the options, the optionee will realize and recognize income on the excess of the fair market value of the stock on the date of exercise over the exercise price. The excess will be taxed at rates applicable to ordinary income. The Company will realize a deduction on the date of exercise in an amount equal to the optionee's gain.

The gain, if any, received upon a subsequent disposition of the Common Stock will constitute short-term or long-term gain to the optionee, depending on the optionee's holding period. In addition, the Taxpayer Relief Act of 1997 (the "Act") made significant changes to the taxation of long-term capital gains. In general, the Act reduces the maximum rate of tax on the individual's net capital gain (i.e., the excess of the net long-term capital gain for the taxable year over the net short-term capital loss for the year) from 28% to 20%. The rate is reduced to 10% for net capital gains that would otherwise be taxed at 15% rate. These rates apply for both the regular tax and the minimum tax.

For taxable years beginning after December 31, 2000, the maximum capital gains rates for assets which are held more than five years are 8% and 18% (rather than 10% and 20%). The 18% rate only applies to assets with holding periods that begin after December 31, 2000. Finally, the Act provides that the lower capital gains rate does not apply to the sales or exchange of assets held for 18 months or less if the sales or exchange is after July 28, 1997. The 28% maximum rate will continue to apply to the sales or exchange of capital assets held more than one year but not more than 18 months. However, the 20% maximum rate applies to otherwise qualifying sales or exchanges occurring after May 6, 1997, and before July 29, 1997, if the assets were held for more than one year.

The Federal income tax consequences described in this section are based on laws and regulations in effect on April 21, 1998, and there are no assurances that the laws and regulations will not change in the future and affect the tax consequences of the matters discussed in this section.

No options may be exercised under the 1998 NSO Plan without compliance with applicable securities laws. It is contemplated by management of the Company that the options and the shares of Common Stock called for by options granted under the 1998 NSO Plan will be registered by the Company under the federal securities laws during the remainder of calendar year 1998.

Options granted under the 1998 NSO Plan are nontransferable except by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code, and may be exercised during the lifetime of the participant only by that participant or his legally authorized representative, provided, however, the Committee, in its discretion, may allow for transferability of such options by the participant to "Immediate Family Members" as that term is defined under the 1998 NSO Plan.

The 1998 NSO Plan would be effective only upon shareholder approval at the 1998 Annual Meeting of Shareholders. The affirmative vote of the holders of a majority of the total number of shares represented and voting at the Shareholder's Meeting, assuming a quorum is present, is required in order for the plan to become effective.

The Board of Directors recommends that Shareholders vote "FOR" ratification of the 1998 Nonstatutory Stock Option Plan of the Company.

PROPOSAL NO. 5:  RATIFICATION OF 1997 NONSTATUTORY STOCK OPTION GRANTS TO THE
-----------------------------------------------------------------------------
COMPANY'S NON-EMPLOYEE DIRECTORS
--------------------------------

The Board of Directors of the Company on an individual basis in May 1997 granted options to purchase 10,000 shares of the Company's Common Stock to each of the seven (7) non-employee directors (the "1997 Individual NSO Grants").

A summary of the material provisions relating to the 1997 Individual NSO Grants is set out below. The following summary is qualified in its entirety by reference to the full text of the Company's Non-Qualified Stock Option Agreement (the "Agreement") with each of the seven (7) non-employee directors, a copy of which is attached as Exhibit C to this Proxy Statement.

The purpose of the 1997 Individual NSO Grants is to encourage stock ownership by non-employee directors of the Company, to provide an incentive for non-employee directors to expand and improve the profits and prosperity of the Company, and to assist the Company in retaining non-employee directors.

The non-employee directors of the Company receiving the 1997 Individual NSO Grants were: Martin C. Bowen, Dr. H. Kirk Downey, Robert H. Johnson, John G. Richards, Sam Rosen, R.J. Schumacher and W.C Walker.

Each non-employee director (the "Optionee") was granted nonqualified stock options to purchase 10,000 shares of the Company's common shares at a purchase price of $11.125 per share. The options cannot be exercised until (i) the passage of six months from the date of the grant, and (ii) the listing of the underlying shares on the New York Stock Exchange. Options to purchase 2,000 shares of the Company's Common Stock become exercisable on the day following each annual shareholders' meeting, provided the Optionee is a non-employee director on such date. Unless terminated earlier pursuant to the terms of the Agreement, the options remain exercisable for a period of ten (10) years from the date of the grant.

Since the 1997 Individual NSO Grants are of nonstatutory stock options, the U.S. federal income tax consequences under current federal income tax law to such grants is the same as federal income tax consequences relating to options granted under the 1998 Nonstatutory Stock Option Plan. Reference is made to information set forth under the heading Proposal No. 4: 1998 Nonstatutory
Stock Option Plan for a description of such federal income tax consequences.

No options may be exercised under the 1997 Individual NSO Grants without compliance with applicable securities laws. It is contemplated by management of the Company that the options and the shares of the Company's Common Stock underlying the options granted under the 1997 Individual NSO Grants will be registered by the Company under the federal securities laws during the remainder of calendar year 1998.

Options granted under the 1997 Individual NSO Grants may only by transferred during the Optionee's lifetime (i) pursuant to a qualified domestic relations order as defined in the Internal Revenue Code of 1986, as amended, or (ii) to an "immediate family member" of the optionee.

The affirmative vote of the holders of a majority of the total number of shares represented and voting at the Shareholders' Meeting, assuming a quorum is present, is required for ratification of the 1997 Individual NSO Grants.

The Board of Directors recommends that Shareholders vote "FOR" ratification of the 1997 Individual Nonstatutory Stock Option Grants to the Company's non-employee directors.

ACTION TO BE TAKEN UNDER THE PROXY
----------------------------------

Unless otherwise specified in the accompanying proxy, the proxy holders will vote the shares presented thereby "FOR" the election of L.C. Martin, R.J. Schumacher, and Dr. H. Kirk Downey as directors for a three year term expiring at the 2001 Annual Meeting of Shareholders, "FOR" the ratification of the appointment of Ernst & Young LLP as the independent auditors of the Company for its fiscal year ending February 28, 1999, "FOR" the approval of the 1998 Incentive Stock Option Plan, "FOR" the approval of the 1998 Nonstatutory Stock Option Plan, and "FOR" the approval of the 1997 Nonstatutory Stock Option Grants.

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

SHAREHOLDER PROPOSALS
---------------------

Shareholder proposals for inclusion in the Proxy Statement for the 1999 Annual Meeting of Shareholders must be received at the executive office of the Company on or before January 31, 1999.

ANNUAL REPORTS
--------------

The Company's 1998 Annual Report to Shareholders, covering the fiscal year ended February 28, 1998, including audited financial statements, is enclosed with this Proxy Statement. Neither the Annual Report nor the financial statements are incorporated into this Proxy Statement or are deemed to be a part of the material for the solicitation of proxies.

A COPY OF THE COMPANY'S 1998 ANNUAL REPORT ON FORM 10-K, INCLUDING THE FINANCIAL STATEMENTS AND SCHEDULES THERETO, REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, MAY BE OBTAINED WITHOUT CHARGE (EXCEPT FOR EXHIBITS TO SUCH ANNUAL REPORT WHICH WILL BE FURNISHED UPON PAYMENT OF THE COMPANY'S REASONABLE EXPENSE IN FURNISHING SUCH EXHIBITS) BY ANY SHAREHOLDER WHOSE PROXY IS SOLICITED UPON WRITTEN REQUEST TO: AZTEC MANUFACTURING CO., 400 NORTH TARRANT STREET, CROWLEY, TEXAS 76036, ATTENTION: DANA PERRY.

                                        BY ORDER OF THE BOARD OF DIRECTORS

                                        Sam Rosen, Secretary

Crowley, Texas
June 1, 1998

                                  EXHIBIT "A"



                            AZTEC MANUFACTURING CO.
                       1998 INCENTIVE STOCK OPTION PLAN

                      1998 INCENTIVE STOCK OPTION PLAN OF
                            AZTEC MANUFACTURING CO.


     The 1998 Incentive Stock Option Plan (the "Plan") of Aztec Manufacturing Co. (the "Company") is intended to advance the best interests of the Company by providing all full-time salaried employees of the Company, and of any subsidiary of the Company, with additional incentive by increasing their proprietary interest in the success of the Company, thereby encouraging them to remain in the employ of the Company. Options granted pursuant to this Plan are intended to be "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

                                   ARTICLE I

                                   Committee

     Section 1.1. ADMINSTRATION. The Plan shall be administered by the Compensation Committee of the Company (the "Committee"). The Committee shall consist of at least two (2) Non-Employee Directors of the Company.

     Section 1.2 POWERS. (a) Subject to the provisions of the Plan, the Committee shall have plenary authority to determine, in its discretion, the employees of the Company to whom Options (as hereinafter defined) shall be granted, the number of shares to be covered by each of the Options, and the time or times at which and the terms (not inconsistent with this Plan) under which Options shall be granted, become exercisable and expire. The Committee shall also have the authority to interpret the Plan and to prescribe, amend or rescind rules and regulations relating to it.

          (b) The Committee shall hold meetings at such times and places as it may determine. Acts approved at a meeting by a majority of the members of the Committee or acts approved in writing by the unanimous consent of the members of the Committee shall be the valid acts of the Committee.

          (c) No member of the Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Options granted under it. No member of the Committee shall be liable for any act or omission of any other member of the Committee or for any act or omission on his own part, including, but not limited to, the exercise of any power and discretion given to him under the Plan, except those resulting from his own gross negligence or willful misconduct.

          (d) In addition to such other rights of indemnification as he may have as a member of the Board of Directors or the Committee, and with respect to administration of the Plan and the granting of Options under it, each member of the Committee shall be entitled without further act on his part to indemnity from the Company for all expenses (including the amount of any judgments and the amount of approved settlements made with a view to the curtailment of costs of litigation, other than amounts paid to the Company itself) reasonably incurred by him in connection with or arising out of any action, suit or proceeding with respect to the administration of the Plan or the granting of Options under it in which he may be involved by reason of his being or having been a member of the Committee, whether or not he continues to be a member of the Committee at the time of the incurring of such expenses; provided, however, that such indemnity shall not include any expenses incurred by a member of the Committee (i) in respect to matters as to which he shall be finally adjudged in such action, suit or proceeding to have been guilty of gross negligence or willful misconduct in the performance of his duties as a member of the Committee; or (ii) in respect of any matter in which any settlement is effected for an amount in excess of the amount approved by the Company on the advice of its legal counsel; and provided further that no right of indemnification under the provisions set forth herein shall be available to or accessible by any such member of the Committee unless within five (5) days after institution of any such action, suit or proceeding he shall have offered the Company in writing the opportunity to handle and defend such action, suit or proceeding at its own expense. The foregoing right of indemnification shall inure to the benefit of the heirs, executors or administrators of each such member of the Committee and shall be in addition to all other rights to which such member of the Committee would be entitled as a matter of law, contract or otherwise.

                                  ARTICLE II

                                 Participants

     Section 2.1.  ELIGIBILITY.  The persons who shall be eligible to receive
Options shall be all full-time salaried employees of the Company.   For the
purposes of this Plan, the term "Employee(s)" shall mean employee(s) of the Company, or any of its subsidiaries or affiliates, that adopt the Plan and shall not include members of the Board who are not employed by the Company. The Committee shall select the eligible individuals to whom Options shall be granted ("Participants"), and shall determine the number of Options to be granted. In making this determination, the Committee shall weigh the positions and responsibilities of the individuals being considered, the nature of their services, their present and potential contributions to the success of the Company and such other factors as the Committee shall deem relevant to accomplish the purposes of the Plan.

     Section 2.2. NUMBER OF OPTIONS. An eligible employee may be a Participant under more than one Option Agreement. As used herein, the term "Option" shall mean the option to purchase one share of Common Stock (as hereinafter defined) in accordance with the Plan. The term "Option Agreement" shall mean the agreement under which Options are granted.

     Section 2.3. NO RIGHTS AS SHAREHOLDER. No Participant shall have any rights as a shareholder with respect to shares covered by Options granted to him pursuant to the Plan (including the right to vote the shares or to receive any dividends declared thereon) until the date of issuance of a stock certificate for such shares, notwithstanding the exercise of the Options covering such shares.

     Section 2.4. ELIGIBILITY FOR OTHER PLANS. Participation in the Plan shall not affect eligibility for any profit-sharing, bonus, insurance, pension, stock option, or other compensation plan which the Company currently has in effect or may at any time in the future adopt for employees.

     Section 2.5. EMPLOYMENT OBLIGATION. The granting of an Option shall not impose any obligation upon the Company to employ or continue to employ any Participant, and the right of the Company to terminate the employment of any Participant shall not be diminished or affected by reason of the fact that Options have been granted to him.

     Section 2.6. CONTINUOUS EMPLOYMENT. An Option granted under this Plan will terminate in accordance with Section 4.8 below upon the termination of employment of a Participant. However, the requisite employment relationship with respect to Options granted hereunder will be treated as continuing intact while the Participant (with the prior approval of the Committee) is on military leave, sick leave, or other bona fide leave of absence (such as temporary employment by the Government) if the period of such leave does not exceed ninety
(90) days, or, if longer, so long as the Participant's right to reemployment is guaranteed by statute or by contract.

     Section 2.7. SHAREHOLDER APPROVAL. No Option may be exercised under the Plan until the Plan has been approved by the affirmative vote of a majority of the total number of shares represented and entitled to vote thereon at a meeting of the shareholders, assuming a quorum is present. Such approval must be obtained from the shareholders of the Company within twelve (12) months from the prior approval, if any, of the Plan by the Board of Directors.

     Section 2.8. NO OBLIGATION TO EXERCISE OPTION. The granting of an Option under the Plan shall not impose any obligation upon the Participant to exercise the Option. A Participant may, at any time, elect in writing to abandon Options granted under the Plan.

                                  ARTICLE III

                           SHARES SUBJECT TO OPTIONS

     Section 3.1. SHARES AVAILABLE. The shares of stock subject to Options shall be the Company's One Dollar ($1.00) par value common stock (the "Common Stock"). The aggregate number of shares of Common Stock for which Options may be granted under the Plan shall not exceed 750,000 shares of Common Stock. Such shares may be treasury or authorized but unissued shares of Common Stock of the Company.

     Section 3.2. ALLOTMENT OF OPTIONS FOR THE PURCHASE OF SHARES. (a) Subject to the allotment requirements of Section 3.2(b), the Committee shall determine the number of Options for the purchase of shares of Common Stock to be granted from time to time to any employee eligible to become a Participant.

          (b) The aggregate fair market value (determined at the time the Option is granted) of shares of Common Stock underlying Options exercisable by a Participant under the Plan for the first time during any calendar year under the Plan (or any other incentive stock option plan of the Company or a parent or subsidiary corporation of the Company, as those terms are defined in Section 424(e) and (f), respectively, of the Code) shall not exceed $100,000.

     Section 3.3. SHARES FROM UNEXERCISED OPTIONS. In the event that any outstanding Options under the Plan for any reason expire or are terminated, the shares of Common Stock allocable to the unexercised Options may again be subjected to other Option Agreements under the Plan.

                                  ARTICLE IV

                        TERMS AND CONDITIONS OF OPTIONS

     Options granted pursuant to the Plan shall be evidenced by Option Agreements in such form as the Committee shall, from time to time, recommend, which (although they need not be identical in form) shall be subject to the following terms and conditions:

     Section 4.1. OPTION PRICE. The price at which shares of Common Stock may be purchased pursuant to Options granted under the Plan (the "Option Price") shall be no less than one hundred percent (100%) of the fair market value of the shares of Common Stock on the date the Option is granted.

     Section 4.2. TIME OF GRANTING OPTIONS. Neither anything contained in the Plan or in any resolution adopted or to be adopted by the Board of Directors of the Company or the shareholders of the Company nor any action taken by the Committee shall constitute the granting of Options. The granting of Options shall take place only when the written Option Agreement has been duly executed by or on behalf of the Company and the Participant to whom such Options shall be granted. Notwithstanding anything herein to the contrary, no Options shall be granted under the Plan more than ten years after the effective date of the Plan.

     Section 4.3 DURATION OF OPTIONS. No Options shall be exercisable after the expiration of ten (10) years from the date such Options are granted and the Committee in its discretion, subject to the provisions of Section 4.4 with regard to holders of 10% or more of the Common Stock, may provide that Options shall be exercisable during such ten (10) year period or any lesser period of time.

     Section 4.4. TEN PERCENT (10%) SHAREHOLDERS. Anything herein to the contrary notwithstanding, Options granted by the Committee to any eligible employee who at the time of the grant of the Options owns, directly or indirectly, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, or of any parent or subsidiary corporation of the Company, shall be exercisable at an Option Price which is at least one hundred ten percent (110%) of the fair market value of the shares of Common Stock determined at the time such Options are granted and such Options shall not be exercisable after the expiration of five (5) years from the date they are granted. The attribution rules of Section 424(d) of the Code shall apply in the determination of indirect ownership of stock of the Company, and of any parent or subsidiary corporation of the Company.

     Section 4.5. AMOUNT EXERCISABLE. Options may be exercised in blocks of no less than one hundred (100) at any one time, unless the number exercised is the total number exercisable by a Participant in which case all, but not less than all, Options may be exercised.

     Section 4.6. METHOD OF EXERCISE. (a) No Option shall be deemed to have been exercised prior to the receipt by the Company of written notice of such exercise and of payment in full of the Option Price for the shares to be purchased. Each such notice shall specify the number of shares to be purchased and shall (unless the shares are covered by a then current registration statement under the Securities Act of 1933 (the "Act")), contain the Participant's acknowledgment in form and substance satisfactory to the Company that (i) such shares are being purchased for investment and not for distribution or resale (other than a distribution or resale which, in the opinion of counsel satisfactory to the Company, may be made without violating the registration provisions of the Act), (ii) the Participant has been advised and understands (A) the shares have not been registered under the Act and are "restricted securities" within the meaning of Rule 144 under the Act and are subject to restrictions on transfer, and (B) the Company is under no obligation to register the shares under the Act or to take any action which would make available to the Participant any exemption from such registration, and (iii) such shares may not be transferred without compliance with all applicable federal and state securities laws. Notwithstanding the above, should the Company be advised by counsel that issuance of shares should be delayed pending (i) registration under federal or state securities laws, or (ii) the receipt or an opinion that an appropriate exemption therefrom is available, the Company may defer issuance of shares underlying any Options granted hereunder until either such event has occurred. No Participant who is subject to Section 16 of the Securities Exchange Act of 1934 may sell an Option or any share acquired by exercise of an Option for at least six (6) months after the date the Option was granted. No Participant shall have any rights as a shareholder with respect to shares underlying Options until the date of issuance of a stock certificate for such shares.

          (b) A Participant shall pay for shares acquired upon the exercise of Options (i) in cash, (ii) by check payable to the order of the Company, or (iii) by a combination of the foregoing. Alternatively, payment may be made all or in part in shares of the Common Stock held by the Participant for more than one year. If payment is made in whole or in part in shares of the Common Stock, then the Participant shall deliver to the Company certificates registered in the name of such Participant representing shares of Common Stock legally and beneficially owned by such Participant, free of all liens, claims and encumbrances of every kind, accompanied by stock powers duly endorsed in blank by the record holder of the shares represented by such certificates.

          (c) The certificate or certificates for shares of Common Stock as to which Options are exercised shall be registered in the name of the person or persons exercising the Options. In the event the Options shall be exercised pursuant to Section 4.8(b) by any person or persons other than the Participant, the notice shall be accompanied by appropriate proof of the right of such person or persons to exercise the Options.

          (d) The Company shall deliver to the Participant the certificate or certificates for the number of shares of Common Stock with respect to which the Options have been exercised to the address which shall be specified in the notice of exercise required by Section 4.6(a), and delivery shall be deemed effected for all purposes when the Company or its transfer agent shall have deposited such certificate or certificates in the United States mail addressed to the Participant at such address.

     Section 4.7. NON-TRANSFERABILITY OF OPTIONS. Options shall not be transferable by the Participant other than by will or under the laws of dscent and distribution and shall be exercisable, during his lifetime, only by him.

     Section 4.8.  SEVERANCE OF EMPLOYMENT.  (a) Except as otherwise provided in
Section 4.8(b), in the event of the termination of employment of the Participant by the Company for any reason whatsoever other than the gross and willful misconduct of the Participant or death or disability, whether by his own volition or otherwise, any Options granted to the Participant under the Plan shall terminate on the earlier of the date of their expiration or the day which is three (3) months after the date of termination of employment of the Participant. After the date of termination of employment of the Participant, but prior to the date of termination of such Options, as provided in the immediately preceding sentence, the Participant shall have the right to exercise the Options which were exercisable on the date of the termination of the Participant's employment with the Company. In the event of termination of Participant's employment with the Company because of gross and willful misconduct, including but not limited to wrongful appropriation of funds of the Company or the commission of a felony, Options granted to Participant, to the extent not previously exercised, shall terminate.

          (b) In the event of the death or total disability of the Participant while in the employ of the Company, any Options granted to a Participant under the Plan shall terminate on the earlier of (i) the date of their expiration or
(ii) in the event of the death of the Participant, the day which is twelve (12) months after the date of death of the Participant or in the event of the total disability of the Participant, the day which is twelve (12) months after the date of termination of employment of the Participant, as the case may be. After the date of death or total disability of the Participant, as the case may be, but prior to the date of termination of Options provided in the immediately preceding sentence, the Participant's executors, administrators or any person or persons to whom the Options may be transferred by will or by the laws of descent and distribution (in the event of the Participant's death) or the Participant (in the event of the Participant's total disability) shall have the right at any time during the period of time specified in this Section 4.8(b) to exercise the Options, in whole or in part regardless of whether or not such Options were exercisable on the date of death or total disability. For purposes of this
Section 4.8(b), the term "total disability" shall mean the inability of the Participant to return to the handling of substantially all of his duties as a full-time salaried employee of the Company within ninety (90) days after injury or illness. The Committee shall determine whether or not a Participant is totally diabled and such determination by the Committee shall be binding on the Participant.

     Section 4.9. REQUIREMENTS OF REGULATORY AGENCIES. The Company shall not be required to sell or issue any shares of Common Stock under any Options if the issuance of such shares of Common Stock shall constitute a violation by the Participant or the Company of any provisions of any law or regulation of any governmental authority.

                                   ARTICLE V

                                 MODIFICATION

     Section 5.1. AMENDMENT OR TERMINATION OF THE PLAN. The Board of Directors of the Company may modify, revise or terminate the Plan at any time and from time to time; provided, however, that without the further approval of the shareholders of the Company, the Board of Directors may not (i) materially increase the benefits accruing to Participants under the Plan; (ii) materially increase the number of securities which may be issued under the Plan; (iii) materially modify the requirements as to eligibility for participation in the Plan; or (iv) change any provisions of the Plan which would affect the income tax status of the Options granted hereunder. No modification of this Plan shall, without the consent of the Participant, alter or impair any rights or obligations of such Participant under any Options theretofore granted under the Plan except for such modifications as, in the opinion of counsel for the Company, may be necessary or appropriate from time to time to enable the Options granted pursuant to the Plan to comply with the requirements of any governmental or regulatory agency.

     Section 5.2. ADJUSTMENTS. Adjustments shall be made to the number of Options and the per share exercise price therefor as provided in this section:

          (a) In the event that the outstanding shares of Stock of the Company are hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation, by reason of a recapitalization, reclassification, stock split-up, combination of shares, dividend or other distribution payable in capital stock, appropriate adjustment shall be made by the Committee in the number and kind of shares for the purchase of which Options may be granted under the Plan. In addition, the Committee shall make appropriate adjustment in the number and kind of shares as to which outstanding Options, or portions thereof then unexercised, shall be exercisable, to the end that the proportionate interest of the holder of the Option shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustment in outstanding Options shall be made without change in the total price applicable to the unexercised Options but with a corresponding adjustment in the Option Price per share.

          (b) In the event of the dissolution of the Company, any Options granted and outstanding under the Plan shall terminate as of the effective date of dissolution.

          (c) In the event of a Reorganization (as hereinafter defined) in which the Company is not the surviving or acquiring company, or in which the Company is or becomes a wholly-owned subsidiary of another company after the effective date of the Reorganization, then

               (1) If there is no plan or agreement respecting the Reorganization ("Reorganization Agreement") or if the Reorganization Agreement does not specifically provide for the change, conversion or exchange of the shares under outstanding and unexercised Options for securities of another corporation, any such Options shall be deemed exercisable for stock of the surviving corporation or parent corporation of which the Company becomes a subsidiary at a rate of exchange to be determined by the Committee, but in no event shall the fair market value of the stock substituted by the Common Stock of the Company at any time of the Reorganization be less than the fair market value of the Common Stock of the Company at the time of the Reorganization; or

               (2) If there is a Reorganization Agreement and if the Reorganization Agreement specifically provides for the change, conversion or exchange of the shares under outstanding and unexercised Options for securities of another corporation, then the Committee shall adjust the shares under such outstanding and unexercised Options (and shall adjust the shares remaining under the Plan which are then available to be optioned under the Plan, if the Reorganization Agreement makes specific provision therefor) in a manner not inconsistent with the provisions of the Reorganization Agreement for the adjustment, change, conversion or exchange of such stock and such Options.

          (d)  The term "Reorganization" as used in paragraph (c) of this
Section 5.2 shall mean any statutory merger, statutory consolidation, sale of all or substantially all of the assets of the Company, or sale, pursuant to an agreement with the Company, of securities of the Company pursuant to which the Company is or becomes a subsidiary of another company after the effective date of the Reorganization.

          (e) Adjustments and determinations under this Section 5.2 shall be made by the Committee, whose decisions as to what adjustments or determinations shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional shares of Common Stock shall be issued in connection with the exercise of any Options and any fractional shares of Common Stock resulting from the computations pursuant to this Section 5.2 shall be eliminated from the respective Option.

                                  ARTICLE VI

                           MISCELLANEOUS PROVISIONS

     Section 6.1. WRITTEN AGREEMENT. Options granted hereunder shall be embodied in a written Incentive Stock Option Agreement, which shall be subject to the terms and conditions of the Plan and shall be signed by the Participant and by the President or any Vice President of the Company for and on behalf of the Company.

     Section 6.2. SIX MONTH HOLDING PERIOD. No Option or share of Common Stock acquired upon the exercise of an Option granted under the Plan to an employee who is subject to Section 16 of the Securities Exchange Act of 1934 shall be sold or otherwise disposed of for at least six (6) months from the date the Option was granted.

     Section 6.3. PLAN EXPENSES. The expenses of administering the Plan shall be borne by the Company.

     Section 6.4. WITHHOLDING OF TAXES. Whenever the Company proposes or is required to issue or transfer Common Stock under the Plan, the Company shall have the right to (a) require the recipient or transferee to remit to the Company an amount sufficient to satisfy any federal, state and/or local withholding tax requirements prior to the delivery or transfer of any certificate or certificates for such shares, or (b) take whatever action it deems necessary to protect its interests.


     Section 6.5. TERMINOLOGY. The headings in this Plan are solely for the convenience of reference and shall be given no effect in the construction or interpretation of this Plan. Wherever required by context, any gender shall include any other gender, the singular shall include the plural and the plural shall include the singular.

     Section 6.6. EFFECTIVE DATE OF THE PLAN. The Plan shall become effective and shall be deemed to have been adopted on the date of approval by the Company's shareholders.

     Adopted by the Board of Directors, subject to shareholder approval, on the 21st day of April, 1998.


                              By:
                                 -----------------------------------
                                    L. C. Martin
                                    Chairman of the Board

                                  EXHIBIT "B"












                            AZTEC MANUFACTURING CO.
                      1998 NONSTATUTORY STOCK OPTION PLAN

                      1998 NONSTATUTORY STOCK OPTION PLAN
                                      OF
                            AZTEC MANUFACTURING CO.

A.   Purpose and Scope.
     -----------------

     The purposes of this Plan are to encourage stock ownership by executive officers and outside, nonemployee directors of Aztec Manufacturing Co. (herein called the "Company"), to provide an incentive for executive officers and outside, nonemployee directors to expand and improve the profits and prosperity of the Company, and to assist the Company in attracting and retaining executive officers and outside, nonemployee directors through the grant of options to purchase shares of the Company's Common Stock (as hereinafter defined).

B.   Definitions.
     -----------

     Unless otherwise required by the context:

          1.  "Board" shall mean the Board of Directors of the Company.

          2. "Committee" shall mean the Compensation Committee of the Company, which is appointed by the Board from its members, and which shall be composed of at least two (2) members of the Board.

          3. "Common Stock" shall mean the common stock of the Company, par value $1.00.

          4.  "Company" shall mean Aztec Manufacturing Co., a Texas corporation.

          5.  "Code" shall mean the Internal Revenue Code of 1986, as amended.

          6. "Executive Officer" shall be defined as set forth in Rule 3b-7 of the Securities Exchange Act of 1934 or as otherwise determined by the Board of the Company.

          7. "Immediate Family Members" means children, grandchildren, spouse, siblings or parents of the Participant, or bona fide trusts, partnerships or other entities controlled by, and of which the beneficiaries are, Immediate Family Members of the Participant. Any Option grants that are transferable are conditioned on the Participant and Immediate Family Members agreeing to abide by the Company's then current stock option transfer guidelines.

          8.  "Option" shall mean a right to purchase one share of Common Stock.

          9. "Option Agreement" shall mean the agreement under which Options are granted.


          10. "Option Price" shall mean the purchase price for Common Stock under an Option, as determined in Section F below.

          11. "Participant" shall mean an executive officer or a nonemployee director of the Company to whom an Option is granted under the Plan.

          12 "Plan" shall mean this Aztec Manufacturing Co. 1998 Nonstatutory Stock Option Plan.

C.   Common Stock to be Optioned.
     ---------------------------

     Subject to the provisions of Section I of the Plan, the maximum number of shares of Common Stock that may be optioned or sold under the Plan is 250,000 shares. Such shares may be treasury or authorized but unissued shares of Common Stock of the Company.

D.   Administration.
     --------------

          1. The Plan shall be administered by the Committee. The Committee shall hold meetings at such times and places as it may determine. Acts approved at a meeting by a majority of the members of the Committee or acts approved in writing by the unanimous consent of the members of the Committee shall be the valid acts of the Committee.

          2. The Committee shall from time to time direct the Company to grant Options pursuant to the terms of the Plan. The Committee shall have authority to interpret the Plan and any Option Agreement entered into pursuant to Committee action shall be final, binding and conclusive so long as the provisions of such Option Agreement are consistent with the terms of the Plan.

          3. No member of the Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Options granted under it. No member of the Committee shall be liable for any act or omission of any other member of the Committee or for any act or omission on his own part, including, but not limited to, the exercise of any power or discretion given to him under the Plan, except those resulting from his own gross negligence or willful misconduct.

          4. In addition to such other rights of indemnification as he may have as a member of the Board of Directors or the Committee, and with respect to administration of the Plan and the granting of Options under it, each member of the Committee shall be entitled without further act on his part to indemnity from the Company for all expenses (including the amount of judgment and the amount of approved settlements made with a view to the curtailment of costs of litigation, other than amounts paid to the Company itself) reasonably incurred by him in connection with or arising out of any action, suit or proceeding with respect to the administration of the Plan or the granting of Options under it in which he may be involved by reason of his being or having been a member of the Committee, whether or not he continues to be such member of the Committee at the time of the incurring of such expenses; provided, however, that such indemnity shall not include any expenses incurred by such member of the Committee (i) in respect of matters as to which he shall be finally adjudged in such action, suit or proceeding to have been guilty of gross negligence or willful misconduct in the performance of his duties as a member of the Committee; or (ii) in respect of any matter in which any settlement is effected for an amount in excess of the amount approved by the Company on the advice of its legal counsel; and provided further that no right of indemnification under the provisions set forth herein shall be available to or accessible by any such member of the Committee unless within five (5) days after institution of any action, suit or proceeding asserting a claim for which indemnification would be available under this paragraph, he shall have offered the Company in writing the opportunity to handle and defend such action, suit or proceeding at its own expense. The foregoing right of indemnification shall inure to the benefit of the heirs, executors or administrators of each such member of the Committee and shall be in addition to all other rights to which such member of the Committee would be entitled to as a matter of law, contract or otherwise.

E.   Eligibility.
     -----------

     This Plan shall be exclusively for the benefit of executive officers and nonemployee directors of the Company and only such persons shall be eligible to receive Options under this Plan.

F.   Option Price.
     ------------

     The purchase price for Common Stock under each Option shall be one hundred percent (100%) of the fair market value of the Common Stock at the time the Option is granted, but in no event less than the par value of the Common Stock.

G.   Terms and Conditions of Options.
     -------------------------------

     Options granted pursuant to the Plan shall be evidenced by written Option Agreements in such form as the Committee shall from time to time approve, which Option Agreements shall comply with and be subject to the following terms and conditions:

          1. Grant of Options. Neither anything contained in the Plan nor any resolution adopted or to be adopted by the Board of Directors of the Company or the shareholders of the Company nor any action taken by the Committee shall constitute the granting of Options. The granting of Options shall take place only when the written Option Agreement has been duly executed by or on behalf of the Company and the Participant to whom such Options shall be granted. The Plan is subject to the approval of the Company's shareholders and no Options shall be granted under it until and unless such approval is received.

          2.  Duration of Options.    Subject to the provisions of Section H
     below, Options shall become exercisable and shall be exercisable for such period as is determined by the Committee.

          3. Exercise and Payment. No Option shall be deemed to have been exercised prior to the receipt by the Company of written notice of such exercise and of payment in full of the Option Price for the Options to be exercised. Each such notice shall specify the number of Options to be exercised and shall (unless the shares underlying the Options are covered by a then current registration statement under the Securities Act of 1933 (the "Act")), contain the Participant's acknowledgment in form and substance satisfactory to the Company that (i) such shares are being purchased for investment and not for distribution or resale (other than a distribution or resale which, in the opinion of counsel satisfactory to the Company, may be made without violating the registration provisions of the
     Act), (ii) the Participant has been advised and understands that (A) the shares have not been registered under the Act and are "restricted securities" within the meaning of Rule 144 under the Act and are subject to restrictions on transfer, and (B) the Company is under no obligation to register the shares under the Act or to take any action which would make available to the Participant any exemption from such registration, and
     (iii) such shares may not be transferred without compliance with all applicable federal and state securities laws. Notwithstanding the above, should the Company be advised by counsel that issuance of shares should be delayed pending (i) registration under federal or state securities laws, or
     (ii) the receipt of an opinion that an appropriate exemption therefrom is available, the Company may defer issuance of any shares hereunder until either such event has occurred. No Participant who is subject to Section 16 of the Securities Exchange Act of 1934 may sell an Option or any share acquired upon the exercise of an Option for at least six (6) months after the date of grant of the Option. No Participant shall have any rights as a shareholder with respect to any share acquired upon the exercise of an Option until the date of issuance of a stock certificate for such shares. The Option Price shall be paid in full at the time an Option is exercised under the Plan. Otherwise, an exercise of any Option granted under the Plan shall be invalid and of no effect. Promptly after the exercise of an Option and the payment of the full Option Price, the Participant shall be entitled to the issuance of a stock certificate evidencing his ownership of such Common Stock.

          4. Medium of Payment. A Participant shall pay for shares acquired upon the exercise of Options (i) in cash, (ii) by check payable to the order of the Company, or (iii) by a combination of the foregoing. Alternatively, payment may be made all or in part in shares of the Common Stock held by the Participant for more than one year. If payment is made in whole or in part in shares of Common Stock, then the Participant shall deliver to the Company certificates registered in the name of such Participant representing shares of Common Stock legally and beneficially owned by such Participant free of all liens, claims and encumbrances of every kind, accompanied by stock powers duly endorsed in blank by the record holder of the shares represented by such certificates.

H.   Termination of Options.
     ----------------------

     No Options shall be exercisable after the first to occur of the following:

          1. Expiration of the Option term specified in the Option Agreement, which shall not exceed ten (10) years from the date the Options first become exercisable;

          2. Expiration of three (3) months from the date the Participant's service as an executive officer or nonemployee director with the Company terminates for any reason other than the circumstances described in 3, 4 or 5 below;

          3. Expiration of one (1) year from the date the Participant's service as an executive officer or nonemployee director with the Company terminates by reason of the Participant's disability (within the meaning of section 22(e)(3) of the Code) or death;

          4. Expiration of ten (10) days (which period may be extended on a case by case basis in the sole discretion of the Committee) from the date the Participant voluntarily resigns as an executive officer or nonemployee director of the Company (not including any termination due to the death or disability of the Participant); or

          5. A finding by the Committee, after full consideration of the facts presented on behalf of both the Company and the Participant, that a Participant has been removed as an executive officer or nonemployee director of the Company for Cause. For purposes of this paragraph "Cause" shall mean: (A) a pattern of gross negligence or an act of willful misconduct by Participant in the performance of his duties to the Company which has a material adverse effect on the Company's reputation, business, properties or business relationships, or (B) Participant's conviction of a felony or misdemeanor (other than a traffic violation) or of misappropriation of funds of the Company, or (C) Participant's appropriation to himself of a corporate opportunity of the Company which Participant fails to make available to the Company. In the event of a finding that participant has been removed for Cause, in addition to immediate termination of the Option, the Participant shall automatically forfeit all shares to be acquired upon the exercise of Options for which the Company has not yet delivered the share certificates upon refund by the Company of the Option Price.

          Notwithstanding the foregoing, any Participant who is elected as a director or advisory director before or contemporaneously with his voluntary termination as an employee or director of the Company (regardless of the position for which the Options were awarded) shall not be deemed to have a break in service that would trigger the termination provisions of paragraph 4 of this Section H. In this circumstance, the provisions of paragraphs 1, 2, 3 and 5 of this Section H remain applicable.

I.   Adjustments in Common Stock.
     ---------------------------

     Adjustments shall be made with reference to the number of shares of Common Stock underlying Options and the per share exercise price therefor as provided in this section:

          1. In the event that the outstanding shares of Common Stock of the Company are hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation, by reason of a recapitalization, reclassification, stock split-up, combination of shares, dividend or other distribution payable in capital stock, appropriate adjustment shall be made by the Committee in the number and kind of shares for the purchase of which Options may be granted under the Plan. In addition, the Committee shall make appropriate adjustment in the number and kind of shares as to which outstanding Options shall be exercisable, to the end that the proportionate interest of the holder of the Options shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustment in outstanding Options shall be made without change in the total price applicable to the unexercised Options but with a corresponding adjustment in the Option Price per share.

          2. In the event of a Reorganization (as hereinafter defined) in which the Company is not the surviving or acquiring company, or in which the Company is or becomes a wholly-owned subsidiary of another company after the effective date of the Reorganization, then

              a. If there is no plan or agreement respecting the Reorganization ("Reorganization Agreement") or if the Reorganization Agreement does not specifically provide for the change, conversion or exchange of the shares under outstanding and unexercised stock options for securities of another corporation, any such stock options shall be deemed exercisable for stock of the surviving corporation or parent corporation of which the Company becomes a subsidiary at a rate of exchange to be determined by the Committee, but in no event shall the fair market value of the stock substituted for the stock of the Company at the time of the Reorganization be less than the fair market value of the stock of the Company at the time of the Reorganization.

              b. If there is a Reorganization Agreement and if the Reorganization Agreement specifically provides for the change, conversion or exchange of the shares under outstanding and unexercised stock options for securities of another corporation, then the Committee shall adjust the shares under such outstanding and unexercised stock options (and shall adjust the shares remaining under the Plan which are then available to be optioned under the Plan, if the Reorganization Agreement makes specific provision therefor) in a manner not inconsistent with the provisions of the Reorganization Agreement for the adjustment, change, conversion or exchange of such stock and such Options.

              c.  The term "Reorganization" as used in paragraph 2 of this
          Section I shall mean any statutory merger, statutory consolidation, sale of all or substantially all of the assets of the Company, or sale, pursuant to an agreement with the Company, of securities of the Company pursuant to which the Company is or becomes a subsidiary of another company after the effective date of the Reorganization.

              d. Adjustments and determinations under this Section I shall be made by the Committee, whose decisions as to what adjustments or determinations shall be made, and the extent thereof, shall be final, binding and conclusive.

J.   Amendment of the Plan.
     ---------------------

     Except as hereinafter limited, the Board of Directors of the Company may modify, revise or terminate the Plan at any time and from time to time; provided, however, that without the further approval of the shareholders of the Company, the Board of Directors may not (i) materially increase the benefits accruing to Participants under the Plan; (ii) materially increase the number of securities which may be issued under the Plan; (iii) materially modify the requirements as to eligibility for participation in the Plan; or (iv) change any provisions of the Plan which would affect the income tax status of the Options
granted hereunder.   No modification of this Plan shall, without the consent of the Participant, alter or impair any rights or obligations of such Participant under any Options theretofore granted under the Plan except for such modifications as, in the opinion of counsel for the Company, may be necessary or appropriate from time to time to enable the Options granted pursuant to the Plan to comply with the requirements of any governmental or regulatory agency.

K.   Miscellaneous.
     -------------

     1.   No fractional shares shall be issued under this Plan.

          2. Options may be exercised only in blocks of 100 unless the number exercised is the total number exercisable by a Participant in which case all, but not less than all, exercisable Options may be exercised.

          3. The granting of Options shall impose no obligation upon the Participant to exercise such Options.

          4. Options shall not be transferable other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code, and may be exercised during the lifetime of a Participant only by that Participant or by his legally authorized representative; provided, however, that the Committee, in its discretion, may allow for transferability of such Options by the Participant to "Immediate Family Members".

          5. The Company, during the term of this Plan, will at all times reserve and keep available the number of shares of Common Stock sufficient to satisfy the requirements of this Plan.

L.   Effective Date of Plan.
     ----------------------

     The Plan shall be effective upon approval by the shareholders of the Company at its shareholders meeting to be held on July 14, 1998. If the Plan is not approved by the shareholders, then the Plan will be of no further force and effect.

     Adopted by the Board of Directors, subject to shareholders approval, on the 21st day of April, 1998.


                              By:
                                 -------------------------------
                                 L. C. Martin
                                 Chairman of the Board

                                  EXHIBIT "C"











                            AZTEC MANUFACTURING CO.
                   1997 NONSTATUTORY STOCK OPTION AGREEMENT

                            AZTEC MANUFACTURING CO.
                   1997 NONSTATUTORY STOCK OPTION AGREEMENT


     This agreement granting an option to purchase shares of the One Dollar ($1.00) par value common stock of AZTEC MANUFACTURING CO. (the "Stock") is made as of May 20, 1997, between AZTEC MANUFACTURING CO. (the "Company") and ________________________ (the "Optionee"), a Director (as hereinafter defined) of the Company, pursuant resolutions (the "Resolutions"), adopted by the Directors of the Company on May 20, 1997 (the "Date of Grant").

     Now, therefore, in consideration of the Company's desire to further its interests and Optionee's desire to increase his proprietary interest in the Company, it is agreed by and between the parties as follows:

1. Grant of Options. Optionee is hereby granted options (the "Option" or "Options") to purchase Ten Thousand (10,000) shares (the "Option Shares") of Stock at the purchase price of Eleven and One-eight Dollars ($11.125) per Option Share (the "Option Price"). Options granted herein to purchase Two Thousand
(2000) shares of Stock shall become exercisable on the day following each annual shareholders meeting commencing with the Company's 1997 annual shareholders meeting provided Optionee is a Director of the Company on such date and, provided further, that no option shall be exercised until (i) the passage of six months from the Date of Grant, and (ii) the listing of the underlying shares on the New York Stock Exchange.

2. Period During Which Options Are Exercisable. The Option shall become exercisable as provided in Paragraph 1. above and, unless terminated earlier as provided below shall remain exercisable for a period of ten (10) years from the Date of Grant.

3. Method of Exercise and Payment. Options granted hereby may be exercised and shall be paid for as provided below:

     (a) Method of Exercise. An Option may be exercised to the extent it is exercisable under Section 1 above by written notice addressed to the Company's President at the Company's principal executive office specifying the number of Option Shares to be purchased and, unless the Option Shares are covered by a then-current registration statement under the Securities Act of 1933 (the "Act"), containing the Optionee's acknowledgment, in form and substance satisfactory to the Company, that the Optionee:

          (i) is purchasing such Option Shares for investment and not for distribution or resale (other than a distribution or resale which, in the opinion of counsel satisfactory to the Company, may be made without violating the registration provisions of the Act);

          (ii)  has been advised and understands that:

                (A) the Option Shares have not been registered under the Act and are "restricted securities" within the meaning of Rule 144 under the act and are subject to restrictions on transfer; and

                (B) the Company is under no obligation to register the Option Shares under the Act or to take any action which would make available to the Optionee any exemption from such registration; and

          (iii) has been advised and understands that such Option Shares may not be transferred without compliance with all applicable federal and state securities laws.

The notice shall be accompanied by payment of the aggregate price of the Option Shares being purchased. Such exercise shall be effective upon the actual receipt by the Company's President of such written notice and payment. Such notice must be given by Optionee, or his or her guardian or other legal representative, unless the Option is exercised after Optionee's death, in which case it may be given by Optionee's executor, administrator or other legal representative.

     (b) Medium of Payment. An Optionee shall pay for Option Shares (i) in cash, (ii) by check payable to the order of the Company, or (iii) by a combination of the foregoing. Alternatively, payment may be made all or in part in shares of the Common Stock held by the Optionee for more than one year. If payment is made in whole or in part in shares of the Common Stock, then the Optionee shall deliver to the Company certificates registered in the name of such Optionee representing shares of Common Stock legally and beneficially owned by such Optionee, free of all liens, claims and encumbrances of every kind, accompanied by stock powers duly endorsed in blank by the record holder of the shares represented by such certificates.

4. Termination of the Option. No Options shall be exercisable after the first to occur of the following:

          (i)   The expiration of the Option term specified herein;

          (ii) The date, if any, set by the Board of Directors of the Company (the "Board of Directors") to be an accelerated expiration date in the event of dissolution or liquidation of the Company or consummation of any corporate combination transaction in which the Company is not the surviving or acquiring company or in which the Company becomes a wholly-owned subsidiary of another company, provided an Optionee who holds an Option is given written notice at least thirty (30) days before the date so fixed;

          (iii) Expiration of three (3) months from the date the Optionee's service as a Director of the Company terminates for any reason other than the circumstances described by subparagraphs (iv), (v) or (vi) below;

          (iv) Expiration of one (1) year from the date the Optionee's service as Director of the Company terminates by reason of the Optionee's disability (within the meaning of section 22(e)(3) of the Internal Revenue Code of 1986, as amended) or death;

          (v) Expiration of ten (10) days (which period may be extended on a case by case basis in the sole discretion of the Board of Directors) from the date the Optionee voluntarily resigns as a Director of the Company (not including any termination due to the death or disability of the Optionee); or

          (vi) A finding by the Board of Directors (without participation by the Director in question) after full consideration of the facts presented on behalf of both the Company and the Optionee, that an Optionee has been removed as a Director of the Company for Cause. For purposes of this paragraph "Cause" shall mean: (A) a pattern of gross negligence or an act of willful misconduct by Optionee in the performance of his duties to the Company which has a material adverse effect on the Company's reputation, business, properties or business relationships, or (B) Optionee's conviction of a felony or misdemeanor (other than a traffic violation) or of misappropriation of funds of the Company, or (C) Optionee's appropriation to himself of a corporate opportunity of the Company which Optionee fails to make available to the Company. In the event of a finding that Optionee has been discharged for Cause, in addition to immediate termination of the Option, the Optionee shall automatically forfeit all Option Shares for which the Company has not yet delivered the share certificates upon refund by the Company of the Option Price.

5.   Adjustments in Stock.   Adjustments shall be made with reference to the
number of Option Shares and the per share exercise price therefor as provided in this section:

     (a) In the event that the outstanding shares of Stock are hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of a recapitalization, reclassification, stock split-up, combination of shares, dividend or other distribution payable in capital stock, appropriate adjustment shall be made by the Board of Directors in the number and kind of shares as to which this Option shall be exercisable, to the end that the proportionate interest of the holder of this Option shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustment in this Option shall be made without change in the total price applicable to the unexercised Option but with a corresponding adjustment in the option price per share.

     (b) In the event of a Reorganization (as hereinafter defined) in which the Company is not the surviving or acquiring company, or in which the Company is or becomes a wholly-owned subsidiary of another company after the effective date of the Reorganization, then

          (i) If there is no plan or agreement respecting the Reorganization ("Reorganization Agreement") or if the Reorganization Agreement does not specifically provide for the change, conversion or exchange of the shares under outstanding and unexercised stock options for securities of another corporation, the unexercised portion of this Option shall be deemed exercisable for stock of the surviving corporation or parent corporation of which the Company becomes a subsidiary at a rate of exchange to be determined by the Board of Directors, but in no event shall the fair market value of the stock substituted for the stock of the Company at the time of the Reorganization be less than the fair market value of the stock of the Company at the time of the Reorganization.

          (ii) If there is a Reorganization Agreement and if the Reorganization Agreement specifically provides for the change, conversion or exchange of the shares under outstanding and unexercised stock options for securities of another corporation, then the Board of Directors shall adjust the shares under the unexercised portion of this Option in a manner not inconsistent with the provisions of the Reorganization Agreement for the adjustment, change, conversion or exchange of such stock and this Option.

          (iii) The term "Reorganization" as used in paragraph (b) of this
Section 5 shall mean any statutory merger, statutory consolidation, sale of all or substantially all of the assets of the Company, or sale, pursuant to an agreement with the Company, of securities of the Company pursuant to which the Company is or becomes a subsidiary of another company after the effective date of the Reorganization.

          (iv) Adjustments and determinations under this Section 5 shall be made by the Board of Directors, whose decisions as to what adjustments or determinations shall be made, and the extent thereof, shall be final, binding and conclusive.

6. Transferability; Rights Prior to Exercise of Option. In the event of death, this Option may be exercised by Optionee's executor, administrator or other legal representative. During Optionee's lifetime, this Option may not be sold, pledged, assigned or transferred in any manner other than (i) pursuant to a qualified domestic relations order as defined in the Internal Revenue Code of 1986, as amended, or (ii) to an Immediate Family Member of the Optionee. The term "Immediate Family Member", as used in this Agreement, shall mean the children, grandchildren, siblings or parents of the Optionee, or bona fide trusts, partnerships or other entities controlled by, and of which the beneficiaries are, Immediate Family Members of the Optionee. Any Option grants that are transferable are further conditioned on the Optionee and the Immediate Family Members agreeing to abide by the Company's then current stock option transfer guidelines. No holder of this Option shall have any rights as a shareholder with respect to the Option Shares until payment of the Option Price and delivery to Optionee or a permitted transferee of the certificates for such shares as herein provided.

7. Definition of the Term "Director". The term "Director" as used in this Agreement shall mean a non-employee member of the Board of Directors. A former member of the Board of Directors who is named an advisory or emeritus member of the Board of Directors shall be deemed to retain his status as a Director for purposes of this Agreement so long as he continues to serve in the capacity of an Advisory or Emeritus Director. The word "Director" shall have the meaning set forth in this definition regardless of whether or not the first letter of the word is capitalized.

8. Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, other legal representative, successors and permitted assigns.

     IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the date first set forth above.

                              AZTEC MANUFACTURING CO.


                              By:
                                  ------------------------------------
                                    L. C. Martin


                              OPTIONEE:

                              ---------------------------------------

                              ---------------------------------------
                              Printed Name

                      1998 ANNUAL MEETING OF SHAREHOLDERS
                           10:00 a.m., July 14, 1998

                                Petroleum Club
                                Derrick I Room
                      39th Floor of the Continental Plaza
                                777 Main Street
                               Fort Worth, Texas

                          AZTEC MANUFACTURING CO.

     PLEASE MARK VOTE IN OVAL IN THE FOLLOWING MANNER USING DARK INK ONLY


[                                                                              ]


                                                        For  Withheld  For All
1. Election of Directors -                              All    All      Except
   Nominees: L.C. Martin, R.J. Schumacher, H.K. Downey   0      0         0

   --------------------------------------------
   (Except nominee(s) written above.)                   For  Against   Abstain
2. Ratification of the appointment of the Auditors       0      0         0

3. Approval of 1998 Incentive Stock Option Plan.        For  Against   Abstain
                                                         0      0         0
4. Approval of 1998 Nonstatutory Stock Option Plan.     For  Against   Abstain
                                                         0      0         0
5. Approval of 1997 Nonstatutory Stock Option Grants.   For  Against   Abstain
                                                         0      0         0


                      The undersigned acknowledges receipt of the Notice of Annual Meeting of Shareholders and of the Proxy Statement.
                      Dated:                                              , 1998
                             ---------------------------------------------
                      Signature(s)
                                   ---------------------------------------------

                      ----------------------------------------------------------
                      Please sign exactly as your name appears. Joint owners should each sign personally. When applicable, indicate your official position of representation capacity.




PROXY CARD                                                           PROXY CARD

                            AZTEC MANUFACTURING CO.

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 14, 1998

The undersigned, having received the notice and accompanying Proxy Statement and revoking all prior proxies, hereby appoints L.C. MARTIN, SAM ROSEN and D.L. PERRY and each of them with power of substitution in each, proxies to vote at the annual meeting to be held on July 14, 1998 at 10:00 a.m. in Fort Worth, Texas, or at any adjournment thereof, all shares of Aztec Manufacturing Co. which the undersigned may be entitled to vote. Said proxies are authorized to vote as directed on the reverse side of this card. If no direction is made, this Proxy will be voted FOR the election of Directors and FOR proposals 2, 3, 4 and 5.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF DIRECTORS AND FOR
                           PROPOSALS 2, 3, 4 AND 5.

 YOUR VOTE IS IMPORTANT! PLEASE MARK, SIGN AND DATE THIS PROXY ON THE REVERSE
           SIDE AND RETURN IT PROMPTLY IN THE ACCOMPANYING ENVELOPE.

                 (CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)