Form 10-K405, Exhibit 13
period 1999-02-28
AZTEC MANUFACTURING CO
filed 1999-05-26
CIK 8947

                                                                      EXHIBIT 13



--------------------------------------------------------------------------------
                            AZTEC MANUFACTURING CO.
--------------------------------------------------------------------------------




                                     1999



                 CALVERT               AZTEC            R-A-L



--------------------------------------------------------------------------------
                                 ANNUAL REPORT
--------------------------------------------------------------------------------

CORPORATE PROFILE

Aztec Manufacturing Co. markets and services industries worldwide through two distinct segments.

The Manufactured Products Segment is made up of electrical and tubular products operations providing products to a wide range of customers in the industrial, power generation and petroleum industries.

The Services Segment provides hot dip galvanizing services to the steel fabrication business through ten facilities located throughout the South and Southwest.

                                                  SELECTED FINANCIAL INFORMATION

                                                                             Fiscal Year
                                     -----------------------------------------------------------------------------------------
                                             1999                  1998(a)             1997           1996(b)          1995
                                     --------------------   ------------------  ----------------   -----------     -----------
                                             (In thousands, except per share amounts,  percentages and ratios)

Summary of operations:
 Net sales                                  $   80,922             $   75,479       $   57,703     $   49,184       $   44,608
 Net income                             (c)      4,874         (d)      7,220            4,328          2,582            1,578

Earnings per share:
 Basic earnings per common share        (c) $      .87         (d) $     1.21       $      .75     $      .46       $      .28
 Diluted earnings per common share      (c)        .86         (d)       1.19              .74            .45              .27


Return on average shareholders'
   equity                                         15.9%                    23%            16.7%          11.6%             7.7%
Pretax profits to sales                            9.6%                  13.1%            12.4%           8.7%             5.8%
Net income to sales                                6.0%                   9.6%             7.5%           5.2%             3.5%

Total assets                                $   58,399             $   57,902       $   45,995     $   42,621       $   40,791
Long-term debt, excluding current
 portion                                        20,266                 11,321            7,527          9,516           10,484
Total liabilities                               31,514                 23,582           17,421         19,461           19,415
Shareholders' equity                    (e)     26,885                 34,320           28,573         23,160           21,376
Working capital                                 15,033                 16,731           12,220          7,879           10,117
Shareholders' equity per share          (e)       4.79                   5.75             4.96           4.11             3.75
Long term debt to equity ratio                .75 to 1               .33 to 1         .26 to 1       .41 to 1         .49 to 1
Current ratio                                2.40 to 1              2.43 to 1        2.30 to 1      1.89 to 1        2.22 to 1

EBITDA                                      $   12,413             $   13,682       $   10,691     $    7,407       $    5,185
Cash provided by operations                      8,774                  2,698            6,821          9,103               40
Capital expenditures                             6,992                  3,395            2,037          3,434            4,890
EBITDA per share                                  2.21                   2.29             1.86           1.31              .91
Cash dividends per share                           .12                    .10              .06            .03              .02

Average shares outstanding                       5,614                  5,968            5,761          5,634            5,698

(a) Includes the acquisition of three subsidiaries in March 1997, December 1997, and February 1998.
(b)  Includes the acquisition of a subsidiary in February 1996.
(c) Includes the a pretax charge of $914,000 (or 10 cents per share) for the liquidation and write-down of tubular goods inventories.
(d) Includes a one time tax benefit of approximately $1,076,000 (or 18 cents per share).
(e) Includes the repurchase of approximately 1.2 million shares of the Company's common stock at a cost of $11.9 million.


      NET SALES                   NET INCOME              SHAREHOLDERS' EQUITY
    (In millions)                (In millions)               (In millions)

[BAR CHART APPEARS HERE]   [BAR CHART APPEARS HERE]    [BAR CHART APPEARS HERE]

LETTER TO OUR SHAREHOLDERS


We are pleased to present to you the operating results of Aztec Manufacturing Co. for the fiscal year ending February 28, 1999. Despite the economic turmoil in much of the world and low commodity prices, Aztec had a good year.

Aztec's revenues for fiscal 1999 grew to a record level of $80.9 million, a 7 percent increase over the prior year's revenues of $75.5 million. Net income was $4.9 million for the fiscal year ending February 28, 1999 and generated a 6 percent return on sales. This compares to $7.2 million or 9.6 percent in fiscal 1998.

The Company's operations are divided into two distinct and unique segments, Manufactured Products and Services. An equal distribution of revenues between the two segments has been and continues to be an integral part of the operating and growth strategy of the Company. The Manufactured Products Segment is made up of our electrical and tubular products, and the Services Segment is made up of hot dip galvanizing services to the steel fabrication industry. Since the acquisition of our first electrical products company in 1990, Aztec has maintained a strategy to grow the Manufactured Products Segment with a combination of internal growth and acquisition. Simultaneously there has been a growth strategy of participating fully in the regional industry consolidation, which is now taking place in the hot dip galvanizing industry. This growth strategy has resulted in an increase from five galvanizing plants to ten in our Services Segment. While market conditions and acquisitions can change the mix from year to year, we remain committed to the strategy of growing both simultaneously and maintaining an equal distribution between Manufactured Products and Services.

The Manufactured Products Segment of Aztec's business accounted for 57 percent of our revenues or $46.4 million compared to the prior year's 60 percent or $44.9 million. While revenues were at record levels, the downturn in the international power generation market and the deterioration in the price of oil adversely affected profit margins in this segment. Each year sales to the petroleum industry represents a declining portion of our total business. With the broadening of our business and customer base, combined with entry into new markets with our tubular products, our future operating results should more closely track the general economic trends, rather than the price of a singular commodity. As we look to fiscal 2000, we anticipate further growth in both revenues and profitability will occur in the Manufactured Products Segment. New product development and the dynamics of the deregulation of the power generation industry will be the primary factors in the growth of this segment. We completed the year with record backlogs and increasing quotation activity.

For the fiscal year ending February 28, 1999, growth in the Manufactured Products Segment was favorably impacted by the expansion of our manufacturing facilities, increased investment in machinery and equipment, new product introductions and the full year impact of the acquisition of DRES-CO. We will continue our emphasis on increasing market share, globalizing our marketing efforts, and providing more products to our existing customer base, either through acquisition or product development.

The Services Segment of our business generated 43 percent of our revenues or $34.5 million for the year just ended compared to the prior year's 40 percent of revenues or $30.5 million. This segment recorded record revenue levels and also a record level of operating profits. Operating results were favorably aided by the full year impact of acquisitions, improvement in cost control and efficiency and stabilization of the price of zinc. Extensive reinvestment in this segment positions us well for a continuation of growth and improvement in operating results.

We now serve the steel fabrication industry with hot dip galvanizing services from ten strategically located facilities. In fiscal 1999, we served over 3,500 customers, which has provided a broad economic base and one that is not tied to a particular industry or market. This has also helped us develop a high level of expertise and efficiency in many different types of work. A superior level of service and support to our customers has allowed us to have a very

                                                     LETTER TO OUR SHAREHOLDERS

high customer retention rate and enhanced marketing capabilities.

Future growth and expansion of the Services Segment will be through vigorous participation in the accelerating regional industry consolidation, which is now underway. As we have previously reported to you, Aztec is in a strong position to capitalize on the pending consolidation wave and should emerge as a premier industry "consolidator" for several reasons: 1) Aztec has a strong and rapidly growing cash flow. 2) Aztec has a well-developed management team, experienced in running a multi-plant operation. 3) The Company has a large enough presence in its regional area to achieve high levels of synergism as it makes acquisitions.

As we continue to execute our strategy for growth and expansion, the investment community should recognize the sustainability of our historical and anticipated growth and this should reward our shareholders accordingly over time. Improvement in shareholder value remains at the forefront of our goals and objectives. Management is pleased with the results attained over the past years, but we are disappointed that the investment community has not looked more favorably on these results. This problem is not unique to Aztec but is reflected in the valuation of many small cap companies. This level of pricing of our stock combined with our excellent cash flows provided an opportunity for the Company to repurchase a significant number of shares during the fiscal year ending February 28, 1999. Aztec repurchased 1.2 million shares or approximately 20 percent of the outstanding common stock.

In the Review of Operations section of this report you will find more details about the specific achievements of our individual operations and the steps being taken to increase revenues and profits. The changes hold much significance for the future of Aztec and we trust you will take the time to review them.

The Board of Directors, on February 16, 1999, declared a year-end cash dividend of 12 cents per share, a 20 percent increase over the previous payment. This dividend was paid March 26, 1999, to shareholders of record as of March 5, 1999.

The shareholders annual meeting of Aztec Manufacturing Co. will be held at 10:00 a.m. Tuesday, July 13, 1999, at the Petroleum Club in the Derrick I Room on the 39th floor of the UPR Plaza (formerly Continental Plaza), Fort Worth, Texas. We cordially invite all shareholders to attend.

Aztec remains financially strong, alert to opportunities and looking forward to another record year in the new millennium. It is our goal to be the best at what we do, for the benefit and enhancement of our customers, our Company, our employees and our shareholders. Thank you for your continuing support of our efforts.

Sincerely,



L.C. Martin
Chairman of the Board and Chief Executive Officer



David H. Dingus
President and Chief Operating Officer

A GAME PLAN FOR GROWTH - BENCHMARKS TO MEASURE PROGRESS

Aztec operates in two distinct businesses, Manufactured Products and Services. Fiscal 1999 provided mixed results among the two businesses. Softening in the electrical group and a severe drop in tubular products offset continued progress in our galvanizing operations.

A portion of Rig-A-Lite sales are within the energy sector, depressing their sales and operating margins. Calvert was impacted in the second and third quarter by the Asian Crisis as power generating projects were stretched out or delayed in a number of Pacific Rim countries. This was also the case to a lesser degree in the Latin American markets. Tubular products remain depressed, but much of the inventory has been sold and converted to cash. Whether OPEC moves to cut production are effective and whether this leads to improved oil pricing and increased activity is still unknown at this juncture.

                                    EBITDA
                                 (In millions)

[BAR CHART APPEARS HERE]

As we enter the new fiscal year, the outlook for the Manufactured Products Segment is looking more positive. Rig-A-Lite continues to broaden both its product line and markets served and this is beginning to offset the lower activity in the energy markets. Atkinson completed its plant expansion last fall and its sales growth and operating margins are showing excellent progress. Also, after a shortage of new construction in the U.S. electrical utility industry over the last several years, deregulation is changing the picture. Calvert saw a significant turnaround in its business in the fourth quarter, which is continuing into fiscal 2000. Tubular products is diversifying into new markets by embarking on two new product offerings away from the petroleum industry. All of these trends are discussed in more detail in the Review of Operations.

                                RETURN ON SALES

[BAR CHART APPEARS HERE]

ASSET TURNOVER is the ratio of sales per dollar employed during the year. It is calculated by dividing net sales by average assets.

                                (In thousands)

Fiscal 1995       Sales       =    $44,608       =1.19
                  -----            -------
                  Avg. Assets       37,425

Fiscal 1996       Sales       =    $49,184       =1.18
                  -----            -------
                  Avg. Assets       41,706

Fiscal 1997       Sales       =    $57,703       =1.30
                  -----            -------
                  Avg. Assets       44,308

Fiscal 1998       Sales       =    $75,479       =1.45
                  -----            -------
                  Avg. Assets       51,948

Fiscal 1999       Sales       =    $80,922       =1.39
                  -----            -------
                  Avg. Assets       58,150

            A GAME PLAN FOR GROWTH - BENCHMARKS TO MEASURE PROGRESS

The Services Segment successfully integrated the acquisition made in December 1997 of International Galvanizers in Beaumont, Texas. The improvements made at this facility coupled with the upgrading of the kettle at Hobson Galvanizing have us well positioned for the upcoming projects in the coastal area. The current year outlook holds much promise. The recently enacted $217 billion national highway bill should open more construction activity. Material costs
(zinc) are currently stable and expected to remain so for the balance of the year.

                               RETURN ON ASSETS

[BAR CHART APPEARS HERE]

PRETAX RETURN ON AVERAGE ASSETS is earnings before taxes and extraordinary items divided by average assets.

                                (In thousands)

Fiscal 1995 Pretax Earnings  =  $2,608  =  7.0%
            ---------------     ------
            Avg. Assets         37,425

Fiscal 1996 Pretax Earnings  =  $4,267  = 10.2%
            ---------------     ------
            Avg. Assets         41,706

Fiscal 1997 Pretax Earnings  =  $7,153  = 16.1%
            ---------------     ------
            Avg. Assets         44,308

Fiscal 1998 Pretax Earnings  =  $9,909  = 19.1%
            ---------------     ------
            Avg. Assets         51,948

Fiscal 1999 Pretax Earnings  =  $7,800  = 13.4%
            ---------------     ------
            Avg. Assets         58,150


SALES PER AVERAGE EMPLOYEE is sales divided by average number of employees.

                                (In thousands)

Fiscal 1995  Sales                =  $44,608   = $106
             -----                   -------
             Avg. Employees              419

Fiscal 1996  Sales                =  $49,184   = $105
             -----                   -------
             Avg. Employees              469

Fiscal 1997  Sales                =  $57,703   = $110
             -----                   -------
             Avg. Employees              524

Fiscal 1998  Sales                =  $75,479   = $120
             -----                   -------
             Avg. Employee               627

Fiscal 1999  Sales                =  $80,922   = $118
             -----                   -------
             Avg. Employees              688

PRETAX INCOME PER AVERAGE EMPLOYEE is earnings before taxes and extraordinary items divided by average employees.

                                (In thousands)

Fiscal 1995       Pretax Earnings   = $2,608  =  $6
                  ---------------     ------
                  Avg. Employees         419

Fiscal 1996       Pretax Earnings   = $4,267  =  $9
                  ---------------     ------
                  Avg. Employees         469

Fiscal 1997       Pretax Earnings   = $7,153  = $14
                  ---------------     ------
                  Avg. Employees         524

Fiscal 1998       Pretax Earnings   = $9,909  = $16
                  ---------------     ------
                  Avg. Employees         627

Fiscal 1999       Pretax Earnings   = $7,800  = $11
                  ---------------     ------
                  Avg. Employees         688

RETURN ON EQUITY - The definitive measure of profitability for our shareholders is calculated by dividing net income by the average equity capital employed during the year to achieve the earnings.

                                (In thousands)

Fiscal 1995       $1,578    =    7.7%
                  ------
                  20,462

Fiscal 1996       $2,582    =   11.6%
                  ------
                  22,268

Fiscal 1997       $4,328     =  16.7%
                  ------
                  25,867

Fiscal 1998       $7,220     =  23.0%
                  ------
                  31,447

Fiscal 1999       $4,874     =  15.9%
                  ------
                  30,603

A GAME PLAN FOR GROWTH - BENCHMARKS TO MEASURE PROGRESS

In summary, our productivity and performance measurements, while all still at acceptable levels, declined last year but should post a meaningful recovery in fiscal 2000. As we pointed out in last years' report the trend over multiple years is what is relevant.

Of particular importance as we go forward, asset turnover and sales per employee remained near historical highs - we were able to adjust reasonably quickly.

This leads directly into the topic of cash flow and reinvestment. While earnings declined in fiscal 1999, cash flow from operations increased primarily because of good gains in operating income from our galvanizing business and the liquidation of tubular products inventories. As shown in the accompanying graph, cash flow from operations was $8.8 million compared to $2.7 million in fiscal 1998. The chart plots the cash flow from operations in millions of dollars each year since fiscal 1995 and superimposes after tax earnings for the same years.

                                 (IN MILLIONS)

[BAR CHART APPEARS HERE]

Pursuing a policy that stresses maximization of cash flow logically should result in an improving earnings trend for Aztec because it allows an acceleration of our expansion and acquisition programs. Of course maximizing the cash flow and reinvesting it through accelerating our expansion programs is a sound approach only if acceptable rates of return are achieved.

                           STANDARD & POORS 500 ROE

[BAR CHART APPEARS HERE]

                                  AZTEC'S ROE

[BAR CHART APPEARS HERE]

The monitoring of the various performance measurements help us make better cash flow reinvestment decisions. Based on our expectations of our business going forward, and given the depressed valuation of our common stock and for that matter small cap stocks in general, we used available cash to repurchase approximately 20% of Aztec's outstanding common stock in the latter half of the fiscal year. With depressed prices recently prevailing, the expected rate of return for the common shareholder appeared to be potentially higher through the repurchase of common stock rather than the investment in available acquisition candidates during fiscal 1999.

This does not mean that your management has stopped pursuing growth either internally or by acquisition. Quite the contrary, we are merely reinvesting cash for the long-term benefit of all our shareholders.

                                                            REVIEW OF OPERATIONS

Aztec's volume for fiscal 1999 grew to $80.9 million, a 7% increase over the prior year. Manufactured Products sales accounted for 57% of our volume, while Services represented 43%. This compares to a mix in fiscal 1998 of 60% Manufactured Products and 40% Services. Our Manufactured Products consist of our electrical and tubular products operations, while our Services consist of hot dip galvanizing, primarily to steel fabricators.

The distribution of revenue between Manufactured Products and Services has been an integral part of the growth strategy of the Company. Since the acquisition of the first electrical company in 1990, Aztec has maintained a strategy to grow the Manufactured Products with a combination of internal growth and acquisitions. Simultaneous with the strategy of growth in Manufactured Products, our growth strategy has seen the Services Segment increase from five galvanizing plants to ten. This has been accomplished by acquisitions and the building of a new facility. While market conditions and acquisitions can change the mix from year to year, we remain committed to the strategy of growing both simultaneously.

A discussion of the operating results by segment and operations within that segment is presented below.


MANUFACTURED PRODUCTS

The Manufactured Products Segment of Aztec generated over 57% of total revenues and 37% of operating income. This segment is one of the core strengths of the Company and is one we believe is well positioned for continued growth and expansion. Sales increased by 3% over the prior year. While this appears to be a low growth rate, this segment was negatively impacted by the economic crisis in many of our international markets and further impacted by the severe downturn in the petroleum markets. We were able to offset these factors with a full year operating results of DRES-CO, which was acquired in February 1998, combined with continued expansion of our served markets, and broadening of our customer base and product offerings. Operating margins were below that of the prior year as a result of the unexpected downturn in some of our markets and increased spending levels on product development and marketing as we redirected our business to a broader customer base and continued our investment in the future of this core segment.

Return on assets employed exceeded 15% and operating income exceeded 9%. While this is down from the prior year due to the conditions stated above, it remains a very profitable segment and one that should continue to be a significant contributor to the overall performance of the Company.

All of our products enjoy world-class status, with excellent name recognition and customer acceptance. Our strategy is to continue to grow our global customer base, offering them an integrated and innovative, one-stop total solution to their needs. We will look to continued product development and complimentary acquisitions to supplement our growth in this segment in order to take more products to our existing customer base.

Aztec's Manufactured Products Segment is made up of five operating entities:
Atkinson Industries, Inc. ("Atkinson"), Rig-A-Lite Partnership, Ltd. ("R-A-L"), The Calvert Company ("Calvert"), tubular products, and Drilling Rig Electrical Systems Partnership, Ltd., ("DRES-CO"). An individual discussion of each of these entities is provided below.

ATKINSON INDUSTRIES, INC. - PITTSBURG, KANSAS

Atkinson is a leading manufacturer of custom engineered factory fabricated modular power distribution enclosures. Atkinson has been involved in this business for approximately twenty years, and has been one of the primary agents in promoting the acceptance of the factory fabricated modular enclosure concept across a broad spectrum of industries and applications. This concept has moved beyond the original application of providing environmentally controlled protection for

REVIEW OF OPERATIONS


                             Manufactured Products
                                (In thousands)

==============================================================================================================
                                        1995            1996           1997           1998           1999
--------------------------------------------------------------------------------------------------------------
Sales                                   $31,847         $32,264        $34,057        $44,940        $46,400
--------------------------------------------------------------------------------------------------------------
% Change                                      2%-             1%             6%            32%             3%
--------------------------------------------------------------------------------------------------------------
OP Income                               $ 2,442         $ 3,836        $ 5,261        $ 6,904        $ 4,380
--------------------------------------------------------------------------------------------------------------
% Change                                    <47%>            57%            37%            31%           <37%>
--------------------------------------------------------------------------------------------------------------
OP Margin Return on Sales                     8%             12%            15%            15%             9%
--------------------------------------------------------------------------------------------------------------
Avg. Assets Employed                    $22,296         $21,683        $19,884        $24,830        $29,436
--------------------------------------------------------------------------------------------------------------
Return on Assets                             11%             18%            26%            28%            15%
==============================================================================================================


power distribution equipment in hazardous areas such as refineries, to encompass applications in the chemical, paper, automotive, steel, telecommunications and petroleum industries, as well as general industry, utilities, and municipalities.

Atkinson has continued to emphasize its "turnkey" capabilities in providing packages that include instrumentation, analyzing equipment, programmable logic controllers, and other applications involving microprocessor based equipment. This is in addition to the more traditional applications composed of power distribution equipment packages. The "turnkey" package provides the end user with a modular structure that is ready to operate at a lower installed cost than is available by procuring and coordinating all of the individual pieces of the package. This concept reduces the end user procurement and coordination efforts, while reducing project lead times and field installation cost.

We have long enjoyed a reputation of providing a high quality distinctly constructed modular enclosure package. This reputation has been maintained as we have expanded the company to become a more significant force in the industry. Growth of the company has come from expansion of this type of application across a wider base of markets served. These efforts resulted in Atkinson realizing another record year in orders, sales, and operating income for fiscal 1999.

Sales for fiscal 1999 grew by approximately 12% while operating income grew by a rate of 47%. In addition to recording record levels of orders, sales, and profitability, fiscal 1999 saw the successful completion of the expansion of our production facilities. This addition more than doubled our manufacturing capacity. The expansion was completed without significant production interruptions, and allowed us to take advantage of opportunities to meet increasing customer demand for our product. The new capacity has allowed us to be more responsive to our customers by reducing the lead times associated with our products. As we enter the new fiscal year, we believe that the expanded and improved facilities will lead to increased responsiveness to our customer's requirements, greater efficiency, and higher operating margins.

RIG-A-LITE PARTNERSHIP, LTD. - HOUSTON TEXAS

R-A-L is a leading manufacturer of highly engineered hazardous and severe environment lighting fixtures primarily operating in three distinct markets with a fourth being introduced at the end of fiscal 1999 as described below. Operating results for the current fiscal year reflect a downturn from the prior fiscal year. This is the first year since the acquisition in 1990 that we have not shown a substantial growth above the prior year. The primary cause of the downturn was the severe decline experienced in the petroleum sector and the unfavorable impact on our international business brought on by the economic crisis in many of our served geographic markets. The three industry markets served are Commercial/Industrial, Food Processing and Petrochemical. Our newest market entry is Retail Outdoor Lighting.

Approximately 43% of R-A-L's revenues are generated in the Commercial/Industrial lighting

                                                            REVIEW OF OPERATIONS

fixture market. Development and implementation of proactive sales programs and enhanced product development are the key factors in increasing the independent agent specification selling capability, a critical factor to continued growth. Intense field training has increased the agent knowledge and has increased the success rate with large project specifications, not only within the U.S. but also large industrial projects around the world. Further product development and the introduction of an intrinsically safe fiber optic hazardous product line should continue R-A-L's technological leadership position in this market.

The Food Processing lighting fixture market, primarily fresh poultry and red meat products, continues to be driven by new building projects. This market was pioneered by R-A-L a number of years ago with a product specifically designed and manufactured for this application. The new generation, state of the art, energy efficient products were successfully introduced in fiscal 1999. These products were specified for use in new building projects as well as re-lighting of older R-A-L installations. This trend of re-lighting and new projects will continue through the coming fiscal year.

The Petrochemical market that R-A-L serves went through a difficult year. The steep decline in crude oil prices reduced demand for drilling, especially for land based rigs. Because of this decline in the new or refurbished land based rig markets, greater emphasis was placed on offshore rigs, production platforms and service related barge projects to gain a larger share of a declining market. Our reliance on this market for growth has diminished over the past few years as we have expanded our participation in other markets. We will continue our strategy to increase market share by concentrating on larger project specifications and offshore project business.

We are excited about our latest market entry, that being the Retail Outdoor Lighting market. We anticipate that this will represent approximately 10% of R-A-L's business in the coming fiscal year. We have completed the majority of our product development for this market and have identified and signed leading independent sales agents to work with distributors in order to penetrate this market. Our initial emphasis will be in the growth of the retail outlets that provide the customer with a combination of services, such as the retail petroleum, convenience store, and fast food outlet combinations. This is a growing market and one that should facilitate penetration. We will also aggressively pursue the auto service, car washes, and retail auto providers as they increase their emphasis on upgrading their lighting to enhance appearance and customer acceptance.

While R-A-L incurred a downturn in fiscal 1999, we are encouraged about the outlook for this entity as we continue to broaden our customer base and expand our product offerings. Continued product development, further expansion of agent and distribution networks, and increased emphasis on specification should facilitate a return to growth and help restore our historical pattern of year over year increased revenues and profits.


THE CALVERT COMPANY - RICHLAND, MISSISSIPPI

Calvert is a leading manufacturer of custom designed electrical distribution systems in the fields of isolated phase bus, segregated and non-segregated phase bar bus, cable bus, grounding cubicles and installation services. The markets served are Original Equipment Manufacturers (OEM), architectural engineering design firms, investor owned utilities, independent power producers and industrial companies.

Total revenues and profits were down due to a weak second and third quarter of this fiscal year. The primary contributing factor was the turmoil in the Asian and Latin American markets, combined with the fact that the Independent Power Producers (IPP's) were not yet in a position to solicit bids for new plant construction. The IPP market has been brought about by the deregulation of the electricity industry. As deregulation moves into the electricity market, the changes promise to be dramatic. The new power structure is made up of 1) power producers which are deregulated, 2) middlemen or a new class of power

REVIEW OF OPERATIONS

marketers which are deregulated, 3) delivery systems which remain regulated and
4) billing and metering which has also been deregulated. We are the most influenced by the deregulation in the power producers as they address the critical need for more power production capacity in the United States.

While the fourth quarter of fiscal 1999 was a record setting quarter in terms of revenues and incoming orders, the sales increase was not sufficient to offset the downturn in the second and third quarter. The fourth quarter increase was due primarily to a more stabilized foreign market and the dynamic domestic market conditions created by deregulation and the resulting business from the IPP's. The incoming orders for our primary products were supplemented by the selection of Calvert to be a major supplier of general terminal enclosures to an OEM. We anticipate that these market conditions will continue for the next three years. The continuation of these conditions should facilitate further growth and expansion of our business.

Operating income was unfavorably impacted by the same factors that impacted our volume in the second and third quarter. The downturn that occurred did not provide for sufficient near term backlog to effectively and efficiently operate our facility and cover the fixed overhead and expense structure at the same margin percent as we have historically enjoyed. This was addressed in the fourth quarter and the continuation of the operating income level achieved in the fourth quarter should position this entity to achieve operating income at record levels in fiscal 2000.

Emphasis on product development was increased in fiscal 1999 and will continue into the new fiscal year. Keeping abreast of changing market conditions will be a key focal point for Calvert. With years of service to the industry, every effort will be made to ensure that we maintain a leadership position and better serve our changing markets. This will be combined with increased emphasis on the segment of the international market we serve so as to position the company for maximum long-term growth. We are utilizing government agencies such as the Local Trade Commission and the Federal Trade Commission to assist us in identifying opportunities with NAFTA partners.

Calvert Installation Services (CIS) and parts sales continue to be brisk. As our bus business grows, so do the opportunities for CIS and spare parts. This combined with efforts of utility companies to downsize their support staffs in the cost cutting environment of deregulation have resulted in an increased usage of outside subcontractors for maintenance and repair, thus adding to the potential of CIS.

We enter fiscal 2000 with the highest backlog in the history of Calvert. Domestic sales should account for approximately 70% of its business in the coming fiscal year. In fiscal 1999 and 1998 approximately 80% of Calvert projects were shipped overseas. We anticipate that the growth trend experienced in the fourth quarter will continue into next year. This is supported by the fact that generator manufacturers are backlogged 1-2 years and their backlog is increasing. It is anticipated that these factors will continue and favorably impact the growth and operating results.

TUBULAR PRODUCTS

Tubular products is a small component of our Manufactured Products Segment, and one that is in a state of change. Fiscal 1999 was a disappointing year and clearly demonstrates the volatility that occurs when operating results are tied to a singular market or commodity. With the petroleum industry as tubular products primary source of revenues, our results clearly reflect the impact on this segment by wide fluctuations in the price of oil. Operating results for the current year when compared to the operating results of fiscal 1998, when more favorable marketing conditions prevailed, demonstrates the need for a change in nature and direction of this product. Your management has responded to this and has begun to put in place strategies that will lessen the dependence on a singular market.

This downturn in oil pricing and the resultant impact it has had on our operations required us to continually adjust our operating cost structure to minimize the adverse impact on the

                                                            REVIEW OF OPERATIONS

Company. Of particular significance is the downward pressure on our product pricing which resulted in substantial write-downs of inventory and liquidation of products well below our inventory carrying costs. This charge amounted to $914,000 in fiscal 1999. We anticipate that without further pricing deterioration, this should be behind us and our products currently in inventory should be sold at carried cost or a slight margin. This situation occurred primarily in our larger diameter pipe.

During the course of the year as business declined, we took steps to maintain our market share in the small diameter sizes of pipe (macaroni). This is currently our core competency and is the product that we will have to concentrate on in the climate we are now experiencing. We do not anticipate any major favorable change in the marketing condition for the balance of calendar 1999. The other core competency is pup joints. As we endeavored to maintain acceptable pricing levels during fiscal 1999, we did lose some market share. As we look to the current year, our strategy for these two products is to maintain our market share at acceptable pricing levels. In each of these areas, we do compete from a position of strength.

The key to our long-term success is to diversify into markets that will not fluctuate as greatly as the oil industry and markets that can be entered based upon current capabilities and facilities. To that end we have embarked on two new product offerings. The first is a new product that fits perfectly into our capabilities and does not require additional capital investment. This product is for an automotive application, to be supplied to a tier one manufacturer. We believe that a product such as this will give us constant sales volumes on a month to month basis.

The second part will be a drill pipe offering to serve the underground construction and utility industry. This product will have to go through an acceptance period and will take some time to be widely used in the industry. Additionally, market distribution channels must be established.

It is imperative that we develop new areas of business to insulate the Company from the wide fluctuations of the oil industry. Initial steps have been taken and further investigation will be done. Short-term improvement in our operating results will need to come from improved oil pricing. However, sustainable improvement must come from diversification and broadening of our customer base. Your management is dedicated to minimizing the adverse impact on the Company from falling oil prices.


DRILLING RIG ELECTRICAL SYSTEM PARTNERSHIP, LTD., (DRES-CO) - HOUSTON, TEXAS

Formed in 1977, DRES-CO's product offering consists of designing and installing of electrical systems primarily on land based drilling rigs. Over the years, DRES-CO has established itself as a leader of quality design, workmanship and service. Aztec acquired DRES-CO in February of 1998 and fiscal 1999 results reflect the first full year of operation.

Being a provider of design and installation services to primarily land based drilling rigs, DRES-CO was severely impacted by the decline in crude oil prices and the resultant deterioration of its primary market segment. In an effort to offset this unfavorable trend, renewed management effort brought about a diversification to provide for a business level that would not only offset the downturn but also provide a means for growth and expansion. This diversification was to shift the company from strictly a domestic land rig electrical installation company to a wider range of opportunities that includes offshore/marine rigs and power load distribution systems designed for other industries, including but not limited to petroleum, mining and petrochemical.

Despite the severe downturn in the market, DRES-CO made a positive contribution to the operating income of the Manufactured Products Segment. The diversification that has been put in place combined with new sales and marketing emphasis, and managerial structure should lead to an improvement in the coming year despite the current status of the domestic oil market.

REVIEW OF OPERATIONS


                                SERVICES SEGMENT
                                 (In thousands)

======================================================================================================================
                                               1995            1996            1997            1998           1999
----------------------------------------------------------------------------------------------------------------------
Sales                                           $12,761         $16,920         $23,646         $30,539        $34,522
----------------------------------------------------------------------------------------------------------------------
% Change                                             35%             33%             40%             29%            13%
----------------------------------------------------------------------------------------------------------------------
OP Income                                       $ 3,056         $ 4,270         $ 5,930         $ 6,543        $ 7,474
----------------------------------------------------------------------------------------------------------------------
% Change                                             54%             40%             39%             10%            14%
----------------------------------------------------------------------------------------------------------------------
OP Margin Return on Sales                            24%             25%             25%             21%            22%
----------------------------------------------------------------------------------------------------------------------
Avg. Assets Employed                            $11,267         $16,594         $19,313         $22,522        $26,576
----------------------------------------------------------------------------------------------------------------------
Return on Assets                                     27%             26%             31%             29%            28%
======================================================================================================================


SERVICES

The Services Segment of Aztec generated 43% of total revenues and 63% of operating income. This segment, which provides hot dip galvanizing services to the steel fabrication industry, is the second of the core strengths of the Company, and like Manufactured Products, is one we believe is well positioned for continued growth and expansion. Sales increased by 13% over the prior year while operating income increased 14% over fiscal 1998. On a same store basis, the growth was 4% and the favorable impact of a full year of operation of International Galvanizers in Beaumont Texas, acquired in December 1997, accounted for the balance of the increase. In fiscal 1999, Aztec provided long term, cost effective corrosion protection for more than 110,000 tons of steel. This is a 16% increase over the prior year and exceeded our forecast for the year.

Return on assets employed exceeded 28% and operating income as a percent of sales at 22% was slightly ahead of last year. Despite a slight decrease in average selling price, operating efficiency improvements combined with stability in zinc pricing more than offset this decrease.

The galvanizing services industry typically serves fabricators and/or manufacturers involved in the highway construction, power generation, transportation, water treatment, agriculture, petrochemical and chemical, pulp and paper, and numerous OEM industries. The market in general is broken into two major categories, being large structural steel projects and custom fabrication.

Aztec now operates ten galvanizing plants. Each plant serves a broad base of customers in a relatively defined geographic market. Most of the customer base is located within a 150-mile radius of the plant and we compete primarily with respective galvanizing facilities contiguous to the area. A key strategy of our Services Segment has been to serve a broader base of customers to better ensure that we move more in concert with the general economy rather than a specific market. While a particular customer or market may impact an individual plant, in total we believe that we have achieved the desired balance. This strategy not only helps insulate the Company from wide fluctuations in a particular market, but also helps us achieve a higher average selling price. In general, the structural steel projects have a lower average selling price than custom fabrication. In fiscal 1999, we served over 3,500 customers, a key indicator to us. Additionally, serving a wide customer basis allows us to develop a high level of expertise and efficiency in handling of essentially every type of work. A superior level of service and support to our customers has allowed us to have a very high retention rate and enhanced our marketing abilities.

Since 1966 Aztec has been providing long-term, cost effective corrosion protection with quality galvanizing and superior service, combined with strict quality control at each of the plants. The ten galvanizing plants of Aztec are in the south and southwest with locations in Texas, Louisiana, Alabama, Mississippi, Arkansas and Arizona. With our multi-plant operations we have the ability to coordinate and manage the largest projects or smaller single loads. Through the experience gained from many years of operations, we are able to

                                                            REVIEW OF OPERATIONS

provide the customer with 1) consistent high quality, 2) excellent customer service, 3) competitive pricing and 4) on-time delivery.

Responding to industry issues is a key to Aztec's success. An example is the galvanizing industry has been aware of the adverse effects that silicon killed steel can have on the galvanized coating. Most steel produced today is made using continuous casting technology rather than the old method of casting ingots. Silicon is widely used to deoxidize these steels and significant concentrations of silicon can remain in the finished product. This results in very reactive steel, sometimes producing very thick and discolored coatings. GALVXTRA, Aztec's nickel-zinc alloying process, has had much success in limiting the adverse effects of reactive steel. GALVXTRA improves the aesthetic appeal of the galvanized coating and reduces the frequency of developing irregular thickness. We continue to search for the best methods of serving our customer's needs.

Since many application designs entail very large fabricated steel parts that minimize field erection requirements, the galvanizing industry has been challenged to build longer, wider and deeper kettles. Many of the new plants and the latest expansions of existing plants have involved installations of larger kettles. In keeping with this industry trend, Aztec made capital investments in fiscal 1999 to provide longer, deeper, and wider kettles. We will continue this trend to ensure that our capabilities match changing requirements of our customers. In general, Aztec has undertaken an aggressive reinvestment program in our galvanizing plants to ensure that they address the needs of our customers, and operate at the highest efficiency level. We believe that this has been a key success in achievement of the growth and high margin levels of this segment.



In calendar year 1998, carbon steel production in the United States was 94.3 million tons, a slight decrease from the 1997 level. Of that, 3.2 million tons were hot dip galvanized. This represents a 10.5% increase over the previous year. The American Galvanizing Association reports there has been an average increase of 8.5% over the past five years.

Because of the regional nature of the business, the galvanizing industry is highly fragmented with over 125 job shop type galvanizing plants in the United States. However, there is a growing trend toward industry consolidation. Aztec is one of the leading providers of galvanizing services and is considered to be an industry consolidator. Even though we are one of the leading providers, our tonnage of processed steel only represents slightly more than 3% of total industry shipments. We believe that this provides for excellent opportunities for growth and your management remains ever vigilant and proactive in pursuing acquisition opportunities. As one of our core strengths, we will look to the Services Segment for major expansion of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Aztec Manufacturing Co. (the "Company") is organized into two distinct segments, Manufactured Products and Services. The Manufactured Products Segment consists of our electrical and tubular products and the Services Segment consist of our hot dip galvanizing services.

The Company adopted Statement of Financial Accounting Standards ("SFAS") 131, "Disclosure About Segments of an Enterprise and Related Information," in fiscal 1999. This discussion and analysis has been prepared on the basis of these two business segments, which are primarily in the United States. Prior year information has been reclassified to the current year basis of presentation. In prior years and throughout fiscal 1999, for quarterly reporting purposes, the Company disclosed the following three segments. The first was the Electrical Products Segment, which manufactures lighting products, electrical bus ducts and power distribution enclosures. The second segment was the Galvanizing Segment which provides hot dip galvanizing services to the steel fabrication industry. The third segment was the Tubular Products Segment which provides oil field tubular products to the petroleum industry.

Management believes that the following commentary appropriately discusses and analyzes the comparative results of operations and the financial conditions of the Company for the periods covered.


GENERAL

The Company reported sales of $80.9 million for fiscal 1999 compared with $75.5 million in the previous year. Net income for fiscal 1999 was $4.9 million or $.86 cents per share compared with $7.2 million or $1.19 per share in fiscal 1998 on a diluted basis. Net income for fiscal 1999 was negatively impacted by a pretax charge of $914,000 associated with liquidations of tubular inventories and inventory write-downs. Prior fiscal year 1998 results included a one-time tax benefit of $1.1 million. Excluding these unusual items, net income per share for the fiscal year ended 1999 would have been $.96 cents per share versus $1.01 per share in 1998 on a diluted basis. A discussion concerning effects of new accounting standards can be found in Note 1 of Notes to Consolidated Financial Statements.


RESULTS OF OPERATIONS

YEAR ENDED FEBRUARY 28, 1999 (1999) COMPARED WITH YEAR ENDED FEBRUARY 28, 1998
(1998)

Aztec's consolidated net sales for 1999 grew by $5.4 million or 7% over 1998.

Revenues from the Company's Manufactured Products Segment, which is made up of Atkinson, R-A-L, Calvert, tubular products and DRES-CO, were up $1.5 million or 3% for 1999 as compared to 1998. Total backlog for this segment was $18.2 million at the end of fiscal 1999 compared to $19.9 million in 1998. Backlog in the segment's four electrical companies was up $3.5 million or 25% in 1999 as compared to 1998. Backlog in the tubular product portion of this segment was down $5.2 million in 1999 from 1998. Revenues at Atkinson were up 12% in 1999 as compared to 1998. This increase came primarily from their core business, the manufacture of factory fabricated module power distribution enclosures. With the successful completion of the expansion of their production facility, Atkinson should show further revenue increases. Revenues at R-A-L were down 10% in 1999 as compared to 1998. R-A-L's down turn was attributed to the severe decline experienced in the petroleum related sector of their business and the unfavorable impact on their international business brought on by the economic crisis in their served geographic markets. With the introduction of new products discussed in the Review of Operations, R-A-L should be positioned for future growth. Revenues at Calvert were down 7% in 1999 as compared to 1998. The down turn experienced during Calvert's second half of fiscal 1999 is a direct result of the turmoil in the Asian and Latin American markets they serve. Over 80% of Calvert's revenues for 1999 and 1998 were generated from these overseas markets. Fiscal 2000 should see a significant shift in orders towards the domestic market due to deregulation

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

in the U.S. electrical market. Backlog at Calvert was at a record level at the end of fiscal 1999. Revenues generated from tubular products were up 8% or $700,000 for 1999 as compared to 1998. This portion of the Manufactured Products Segment has been severely impacted by the volatility in the petroleum industry. Due to deteriorating oil prices, the Company liquidated a significant portion of its inventories of tubular products in the last half of fiscal 1999. These inventory liquidations increased revenues for the year, but were sold at deep discounts. New products are being developed to move away from the petroleum industry, but it will take time to bring them to market. It is not anticipated there will be any major favorable change in the market conditions for the coming year. Tubular products continue to represent a diminishing portion of Manufactured Products Segment revenues. DRES-CO, acquired in February 1998, completed its first year as a contributor to the Company's Manufactured Products Segment, generating $1.5 million in revenues for fiscal 1999. DRES-CO is a provider of electrical systems primarily on land based rigs. This portion of the Manufactured Products Segment has been negatively impacted by the volatility in the petroleum industry. To offset a portion of this downturn, DRES-CO is diversifying its business to serve not only land based drilling rigs but also serve offshore marine rigs. This diversification should lead to an improvement in DRES-CO's performance in fiscal 2000.

Revenues in the Services Segment, which is made up of the Company's ten hot dip galvanizing facilities, were up 13% or $4 million in fiscal 1999 as compared to 1998, due to a 4% increase in revenues at the segments existing nine facilities and the acquisition of International Galvanizers in late fiscal 1998. International Galvanizers contributed $3.4 million in revenues for the first full year of operations with the segment.

Aztec's consolidated operating income (see Note 10 of Notes to Consolidated Financial Statements) decreased $1.6 million or 12% in fiscal 1999 as compared to 1998. Consolidated operating income in fiscal 1999 was negatively impacted by a pretax charge of $914,000 associated with liquidations of tubular inventories and inventory write-downs in the Company's Manufactured Products Segment.

Operating income in the Manufactured Products Segment was down 37% or $2.5 million in fiscal 1999 as compared to 1998. Atkinson's operating income was up 47%, which corresponded with increased revenues for the year as well as reflecting increased efficiencies associated with its plant expansion. R-A-L's operating income in fiscal 1999 was down 29% from 1998. This down turn was due to competitive pricing pressures in the markets it serves. Calvert's operating income was down 55% in fiscal 1999 as compared to 1998. Again, this down turn was due to competitive pricing pressures associated with the turmoil in the Asian and Latin American markets it serves. Margins at Calvert should improve in fiscal 2000 as its production shifts to higher margin domestic projects. Tubular products showed a loss for fiscal 1999 of $961,000 as compared to an operating income of $724,000 in 1998. This loss was primarily associated with the down turn in the petroleum markets it serves leading to the liquidation and write-down of inventories. DRES-CO showed an operating income of $125,000 for its first full year of operations in the Manufactured Products Segment.

The Services Segment's consolidated operating income increased 14% during 1999 compared to 1998. Operating income in this segment's nine existing facilities was up 12% due to increased volumes and production efficiencies. International Galvanizers contributed $268,000 in operating income in fiscal 1999.

General corporate expenses for 1999 decreased by 6% from 1998 due to lower profit sharing expenses associated with lower profits for the year.

Interest expense in 1999, as compared to 1998, was up 33% or $245,000. This increase was due to larger outstanding loan balances during the last half of fiscal 1999 associated with the repurchase of 1.2 million shares of the Company's common stock at a cost of $11.9 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Other income and expense was made up of scrap sales and other (income) expense items not specifically identifiable to a segment.

YEAR ENDED FEBRUARY 28, 1998 (1998) COMPARED WITH YEAR ENDED FEBRUARY 28, 1997
(1997)

Aztec's consolidated net sales for 1998 grew by $17.8 million or 31% over 1997.

Revenues from the Company's Manufactured Products Segment were up $10.9 million or 32% in 1998 as compared to 1997. Total backlog in the Manufactured Products Segment was $19.9 million at the end of fiscal 1998 compared to $10.9 million in 1997. Revenues at Atkinson were up 18% in 1998 as compared to 1997. Sales of Atkinson's factory fabricated power centers, which represented 91% of Atkinson's revenues, were up 24% over 1997. Rig-A-Lite's revenues were up 7% in 1998. Rig-A-Lite's revenue increase was a direct result of an improved petroleum industry. Calvert's revenues were up 43% in 1998 compared to 1997, due to continued market penetration in international markets, which represents 80% of Calvert's revenues, and Calvert's domestic customer installation service business was up 11% in the year. Tubular products generated 19% of the segment's consolidated revenues in 1998. Revenues generated from this segment were up $4.8 million or 127% for 1998 from 1997. Tubular products' backlog increased to $5.9 million at the end of fiscal 1998 compared to $630,000 in 1997. The increased revenues in 1998 were a direct result of Aztec's strategy to become a direct supplier of oil field tubular goods in fiscal 1997. DRES-CO, acquired on February 23, 1998, designs and installs electrical systems on drilling rigs. DRES-CO did not contribute to fiscal 1998 revenues.

Revenues in the Services Segment were up $6.9 million or 29% for 1998 as compared to 1997, due to a 3% increase in revenues at the Company's existing eight facilities and two acquisitions during fiscal 1998. Hobson Galvanizing acquired in March 1997 and International Galvanizers acquired in December 1997 contributed a combined total of $6.3 million in revenues or 21% of the segment's revenues in fiscal 1998.

Aztec's consolidated operating income (see Note 10 of Notes to Consolidated Financial Statements) increased $2.3 million or 20% for fiscal 1998, as compared to 1997.

Operating income in the Manufactured Products Segment was up 31% in fiscal 1998 compared to 1997. Atkinson's operating income was up 14% compared to 1997 due to improved operating margins. Rig-A-Lite's operating income in 1998 was up 7% from 1997, which corresponded with the increase in revenues for the year. Calvert's operating income was up 52% in 1998 compared to 1997, due to increased volumes as well as higher margin jobs. Tubular products showed a $724,000 operating income for 1998 as compared to the $56,000 loss in 1997. The operating loss in 1997 included carrying cost of $115,000 for the segment's idle facility in Houston, which was sold in 1997. The improvement in operating income in this segment is attributable to the increased volumes of tubular goods processed and sold during fiscal 1998.

The Services Segment total operating income increased 10% during 1998 compared to 1997. Income in this segment was negatively impacted by a write-down of zinc inventory to market price in the amount of $482,000 at the end of fiscal 1998. Operating income in the segment's eight existing facilities was down 5% due to a 7% reduction in the volume of steel processed in 1998. Hobson Galvanizing and International Galvanizers, which were acquired in 1997, contributed 14% of the Service Segment's operating income or $936,000 in combined income.

General corporate expenses in 1998 increased by 13% over 1997 due to higher employee benefits and profit sharing expenses, and increased selling expenses. The increased expenses are attributed to higher consolidated sales volumes and the Services Segment's acquisitions.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Interest expense in 1998, as compared to 1997, was down due to a lower average outstanding loan balance through the course of the year.

Other (income) expense was made up of scrap sales and other (income) expense items not specifically identifiable to a segment. This amount included the reduction in various corporate reserves during 1998 that were no longer needed.


LIQUIDITY AND CAPITAL RESOURCES

The primary sources for the Company's liquidity and capital resources are cash flow from operating activities and bank debt. The Company's cash requirements are generally for operating activities, acquisitions, debt repayment, treasury stock purchases and dividend payouts. The Company believes that working capital, borrowing capabilities, and the funds generated from operations should be sufficient to finance anticipated operational requirements, internal growth, and possible future acquisitions.

The Company's operating activities generated cash flow of approximately $8.8 million, $2.7 million, and $6.8 million during fiscal 1999, 1998, and 1997, respectively. Operating cash flow was provided by net income, depreciation and amortization, and other non-cash items.

Additional cash was generated during the year through reduction in inventories. Tubular product inventories were liquidated during the last half of the fiscal year by $2.1 million and all other inventories were reduced during the year by $930,000.

The Company made $7 million in various capital improvements during the year, which were funded from cash flow and bank debt. In the Manufactured Products Segment, Atkinson doubled its capacity at a cost of $1.9 million. New product tooling and other capital investments in the amount of $1.7 million were also expended in the Manufactured Products Segment over the course of the year. Capital improvements in the amount of $3.3 million were made in the Services Segment. The Company's excellent cash flows and low stock valuation afforded the Company an opportunity to repurchase 1.2 million shares of the Company's common stock at a cost of $11.9 million. Other major uses of cash during 1999 included repayment of long term debt and payment of cash dividends.

The Company has a credit facility with a bank, which provides for a $15 million revolving line of credit, a $10 million Term Note A and a $10 million Term Note
B. At the end of fiscal 1999, the Company had $7.8 million outstanding under their revolving line of credit and $15.4 million outstanding under the term facilities. Availability under the revolving line of credit at year-end was $7.2 million.


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


YEAR 2000 COMPLIANCE

The year 2000 issue is the result of computer programs being written to use two digits rather four digits to define the applicable year. Any computer program that has date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a temporary inability to process transactions or engage in normal manufacturing or other business activities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company has completed its initial review of the impact of the year 2000 issue on the Company's financial accounting software, information systems and support systems, including hardware and software used in the manufacture of its products. Based on the Company's assessment and subsequent modifications of its systems, the Company does not believe that any additional modifications to or replacement of its information technology or other systems are necessary as a result of the year 2000 problem. The Company plans to complete the testing process of all significant applications by September 30, 1999. If some of these systems are not year 2000 capable by September 30, 1999, there are a number of alternate systems available in the market place which have been designed to be year 2000 capable.

The Company has communicated with others with whom it does significant business to determine their year 2000 readiness and the extent to which the Company may be vulnerable to third-party year 2000 problems. However, there can be no guarantee that the systems of other companies will be converted timely, or that a failure to convert by another company will not have a material adverse effect on the Company.

The total cost to the Company of the year 2000 compliance activities has not been and is not anticipated to be material to its financial position or results of operations in any given year. These costs and the date on which the Company plans to complete the year 2000 modifications and testing are based on management's best estimates, which were derived using numerous assumptions about future events, including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ from those plans.



FORWARD LOOKING STATEMENTS

This Report contains, and from time to time the Company or certain of its representatives may make, "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are generally identified by the use of words such as "anticipate," "expect," "estimate," "intend," "should," "may," "believe," and terms with similar meanings. Although the Company believes that the current views and expectations reflected in these forward-looking statements are reasonable, those views and expectations, and the related statements, are inherently subject to risks, uncertainties, and other factors, many of which are not under the Company's control. Those risks, uncertainties, and other factors could cause the actual results to differ materially from these in the forward-looking statements. Those risks, uncertainties, and factors include, but are not limited to, many of the matters described in this Report: change in demand, prices and raw material cost, including zinc which is used in the hot dip galvanizing process; changes in the economic conditions of the various markets the Company serves, foreign and domestic, including the market price for oil and natural gas; acquisition opportunities, adequacy of financing, and availability of experienced management employees to implement the Company's growth strategy; and customer demand and response to products and services offered by the Company. The Company expressly disclaims any obligations to release publicly any updates or revisions to these forward-looking statements to reflect any change in its views or expectations.

                                                      CONSOLIDATED BALANCE SHEET

February 28, 1999 and 1998

Assets                                                                                           1999                    1998
------                                                                                     ----------------         ---------------
Current assets:
  Cash and cash equivalents                                                                  $    800,183             $   765,912
  Accounts receivable, net of allowance for doubtful accounts of $428,300 in 1999
   and $422,700 in 1998                                                                        13,465,633              13,068,684

  Income taxes receivable                                                                           7,004                 106,120
  Inventories                                                                                  11,191,363              14,228,741
  Prepaid expenses and other                                                                      323,176                 250,736
                                                                                           ----------------         ---------------
     Total current assets                                                                      25,787,359              28,420,193

Long-term investments                                                                             200,000                 300,000

Property, plant and equipment, at cost:
  Land                                                                                          1,827,431               1,827,431
  Buildings and structures                                                                     17,194,254              14,337,446
  Machinery and equipment                                                                      17,795,993              14,225,780
  Furniture and fixtures                                                                        1,609,601               1,450,062
  Automotive equipment                                                                          1,207,593                 889,868
  Construction in progress                                                                        225,179               1,056,705
                                                                                           ----------------         ---------------
                                                                                               39,860,051              33,787,292
  Less accumulated depreciation                                                                16,781,171              14,519,423
                                                                                           ----------------         ---------------
     Net property, plant and equipment                                                         23,078,880              19,267,869

Intangible assets, less accumulated amortization of $1,405,000 in 1999 and
 $1,336,000 in 1998                                                                               160,653                 230,334
Costs in excess of fair value of assets purchased, less accumulated amortization of
 $2,028,000 in 1999 and $1,482,000 in 1998                                                      8,828,920               9,369,602
Other assets                                                                                      343,149                 313,652
                                                                                           ----------------         ---------------

                                                                                             $ 58,398,961             $57,901,650
                                                                                           ================         ===============
Liabilities and Shareholders' Equity
------------------------------------

Current liabilities:
  Accounts payable                                                                           $  3,826,238             $ 5,312,191
  Accrued salaries and wages                                                                      903,145               1,085,680
  Other accrued liabilities                                                                     2,889,451               3,534,301
  Long-term debt due within one year                                                            3,135,238               1,756,666
                                                                                           ----------------         ---------------
     Total current liabilities                                                                 10,754,072              11,688,838

Long-term debt due after one year                                                              20,266,266              11,320,553

Net deferred income tax liability                                                                 493,173                 572,479

Shareholders' equity:
 Common stock, $1 par value; 25,000,000 shares authorized; 6,304,580 shares issued
  and outstanding                                                                               6,304,580               6,304,580
 Capital in excess of par value                                                                11,422,536              11,402,961
 Retained earnings                                                                             23,736,974              19,429,451
 Less common stock held in treasury, at cost (1,569,822  shares in 1999 and
  382,362 shares in 1998)                                                                     (14,578,640)             (2,817,212)
                                                                                           ----------------         ---------------
     Total shareholders' equity                                                                26,885,450              34,319,780
                                                                                           ----------------         ---------------

                                                                                             $ 58,398,961             $57,901,650
                                                                                           ================         ===============

See accompanying notes.

                                                                         PAGE 20
CONSOLIDATED STATEMENTS OF INCOME

 Years ended February 28, 1999, February 28, 1998 and February 28, 1997

                                                                       1999             1998              1997
                                                                  ---------------  ---------------   ---------------
 Net sales                                                          $80,922,415      $75,479,456       $57,703,287
 Costs and expenses:
   Cost of sales                                                     62,525,479       55,993,665        41,305,269
   Selling, general, and administrative                               9,709,627        9,570,337         8,089,434
   Net (gain) loss on sale of property, plant and equipment              (2,161)          35,469             1,310
   Interest expense                                                     982,275          737,391           874,209
   Other (income) expense, net                                          (93,200)        (766,850)          280,065
                                                                  ---------------  ---------------   ---------------
                                                                     73,122,020       65,570,012        50,550,287
                                                                  ---------------  ---------------   ---------------


 Income before income taxes                                           7,800,395        9,909,444         7,153,000

 Income taxes:
   Current expense                                                    3,005,306        2,609,861         3,391,740
   Deferred (benefit) expense                                           (79,306)          79,791          (566,305)
                                                                  ---------------  ---------------   ---------------
                                                                      2,926,000        2,689,652         2,825,435
                                                                  ---------------  ---------------   ---------------

   Net income                                                       $ 4,874,395      $ 7,219,792       $ 4,327,565
                                                                  ===============  ===============   ===============


 Earnings per common share:
   Basic                                                                   $.87            $1.21              $.75
                                                                          =====           ======             =====
   Diluted                                                                 $.86            $1.19              $.74
                                                                          =====           ======             =====

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

 Years ended February 28, 1999, February 28, 1998 and February 28, 1997

                                             Common stock           Capital in
                                     ----------------------------
                                                                     excess of       Retained      Treasury
                                         Shares         Amount       par value       earnings        Stock
                                     -------------  -------------  -------------  -------------  -------------
 Balance at February 29, 1996          5,772,895     $5,772,895     $ 9,283,268   $  8,830,213   $   (726,131)
   Exercise of stock options             372,114        372,114       1,068,255              -              -
   Cash dividends declared                     -              -               -       (354,847)             -
   Net income                                  -              -               -      4,327,565              -
                                     -------------  -------------  -------------  -------------  -------------
 Balance at February 28, 1997          6,145,009      6,145,009      10,351,523     12,802,931       (726,131)
   Exercise of stock options             159,571        159,571       1,051,438              -              -
   Purchase of treasury stock
    (150,000 shares)                           -              -               -              -     (2,091,081)
   Cash dividends declared                     -              -               -       (593,272)             -
   Net income                                  -              -               -      7,219,792              -
                                     -------------  -------------  -------------  -------------  -------------
 Balance at February 28, 1998          6,304,580      6,304,580      11,402,961     19,429,451     (2,817,212)
   Exercise of stock options                   -              -          19,575              -         98,364
   Purchase of treasury stock                                                                -
    (1,200,030 shares)                         -              -               -              -    (11,859,792)
   Cash dividends declared                     -              -               -       (566,872)             -
   Net income                                  -              -               -      4,874,395              -
                                     -------------  -------------  -------------  -------------  -------------

 Balance at February 28, 1999          6,304,580     $6,304,580     $11,422,536   $ 23,736,974   $(14,578,640)
                                     =============  =============  =============  =============  =============

 See accompanying notes.

PAGE 21
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended February 28, 1999, February 28, 1998 and February 28, 1997

                                                                         1999               1998               1997
                                                                   ----------------   ----------------   ----------------
Cash flows from operating activities:
  Net income                                                         $  4,874,395       $  7,219,792       $  4,327,565
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation                                                       3,014,359          2,449,906          2,231,547
     Amortization                                                         615,891            585,389            432,655
     Provision for doubtful accounts                                      132,107            138,883            309,717
     Deferred income tax expense (benefit)                                (79,306)            79,791           (566,305)
     Net (gain) loss on sale of property, plant and equipment              (2,161)            35,469              1,310
                                                                   ----------------   ----------------   ----------------
                                                                        8,555,285         10,509,230          6,736,489
     Effect of changes in operating assets and liabilities, net of acquisition of subsidiaries in 1998:
         Accounts receivable                                             (529,056)        (2,475,504)          (356,358)
         Inventories                                                    3,037,378         (7,186,887)           357,856
         Prepaid expenses and other                                       (72,440)           (37,037)              (855)
         Other assets                                                     (29,497)           (33,507)           (45,805)
         Accounts payable                                              (1,485,953)         2,472,083         (1,237,646)
         Accrued salaries and wages                                      (182,535)           225,059            145,812
         Other accrued liabilities and income taxes                      (519,334)          (775,843)         1,221,385
                                                                   ----------------   ----------------   ----------------
     Net cash provided by operating activities                          8,773,848          2,697,594          6,820,878

Cash flows from investing activities:
  Proceeds from the sale of property, plant and equipment and
   property held for sale                                                 168,854            104,979          1,200,853
  Purchases of property, plant and equipment                           (6,992,063)        (3,395,402)        (2,036,877)
  Acquisition of subsidiaries, net of cash acquired                        (5,528)        (6,783,392)                 -
  Purchase of long-term investments                                             -                  -           (300,000)
  Proceeds from the sale of long-term investments                         100,000                  -                  -
                                                                   ----------------   ----------------   ----------------
     Net cash used in investing activities                             (6,728,737)       (10,073,815)        (1,136,024)

Cash flows from financing activities:
  Proceeds from revolving loan                                       $ 12,200,000       $  5,550,000       $ 17,863,736
  Proceeds from long-term debt                                         10,000,000                  -         10,000,000
  Payments on revolving loan                                          (10,000,000)                 -        (24,441,764)
  Payments on long-term debt                                           (1,875,715)        (1,756,668)        (5,213,483)
  Cash dividends paid                                                    (593,272)          (354,847)          (166,215)
  Proceeds from exercise of stock options                                 117,939          1,211,009          1,440,369
  Purchase of treasury stock                                          (11,859,792)        (2,091,081)                 -
                                                                   ----------------   ----------------   ----------------

     Net cash provided by (used in) financing activities               (2,010,840)         2,558,413           (517,357)
                                                                   ----------------   ----------------   ----------------

     Net increase (decrease) in cash and cash equivalents                  34,271         (4,817,808)         5,167,497

Cash and cash equivalents at beginning of year                            765,912          5,583,720            416,223
                                                                   ----------------   ----------------   ----------------

Cash and cash equivalents at end of year                             $    800,183       $    765,912       $  5,583,720
                                                                   ================   ================   ================
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
   Interest                                                          $    940,588       $    733,796       $    866,565
                                                                   ================   ================   ================
   Income taxes                                                      $  2,910,713       $  3,766,345       $  2,926,265
                                                                   ================   ================   ================

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting policies

   Organization--Aztec Manufacturing Co. (the "Company") operates primarily in
   ------------
   the United States. Information on the Company's operations by segment are included in Note 10 to the consolidated financial statements.

   Basis of consolidation--The consolidated financial statements include the
   ----------------------
   accounts of Aztec Manufacturing Co. and its wholly-owned subsidiaries and partnerships. All significant inter-company accounts and transactions have been eliminated in consolidation.

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

   Concentrations of credit risk--Financial instruments that potentially subject
   -----------------------------
   the Company to significant concentrations of credit risk consist principally of cash, investments and trade accounts receivable.

   The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located throughout the country and Company policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's banking relationships.

   Concentrations of credit risk with respect to trade accounts receivable are limited due to the diversity of operating segments. The Company's net credit losses in 1999, 1998 and 1997 were approximately $127,000, $102,000 and $124,000, respectively. Collateral is usually not required from customers as a condition of sale.

   Revenue recognition--The Company recognizes revenue from product sales upon
   -------------------
   shipment.

   Inventories--Inventories are stated at the lower of cost (primarily first-in,
   -----------
   first-out) or market. Provisions for obsolete and slow-moving inventories are recorded.

   Property, plant and equipment--For financial reporting purposes, depreciation
   -----------------------------
   is computed by the straight-line method using rates based on the estimated useful lives of the related assets as follows:

              Buildings and structures      10-25 years
              Machinery and equipment        3-15 years
              Furniture and fixtures         3-15 years
              Automotive equipment              3 years

   Maintenance and repairs are charged to expense as incurred; renewals and betterments are capitalized. When units of property are retired or otherwise disposed of, their cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The Company reviews its long-term assets for impairment in accordance with the guidelines of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," (SFAS 121). SFAS 121 requires that, when changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company should determine if impairment of value exists. Impairment is measured as the amount by which the carrying amount of the asset exceeds the expected future undiscounted cash flows from the use and eventual disposal of the assets under review. Any write-downs are treated as a permanent reduction in the carrying value of the assets.

   Cash equivalents--For purposes of reporting cash flows, the Company considers
   ----------------
   all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

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

   Stock-based compensation--The Company generally grants stock options for a
   ------------------------
   fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, recognizes no compensation expense for the stock option grants in which the exercise price is equal to the fair value of the shares granted.

   Earnings per share--Effective February 28, 1998, the Company adopted
   ------------------
   Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," which established new standards for computing and disclosing earnings per share. SFAS No. 128 requires dual presentation of "basic" and "diluted" earnings per share, each as defined therein, which replaced primary and fully diluted earnings per share, respectively, required under previous guidance. The new standard had no effect on previously reported earnings per share amounts.

   Fair value of financial investments--The following methods and assumptions
   -----------------------------------
   were used by the Company in estimating its fair value disclosures for financial instruments as of February 28, 1999:

      Cash and cash equivalents: The carrying amount reported in the consolidated balance sheet for cash and cash equivalents approximates fair value.

      Accounts receivable and accounts payable: The recorded amounts of the Company's accounts receivable and accounts payable approximate fair value.

      Long-term investments: The carrying value of long-term investments in the consolidated balance sheet approximates fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Long-term debt: The reported amounts of the Company's long-term debt approximate fair value since interest rates for substantially all of the debt approximate current rates of interest.

   Reclassifications--Certain prior year amounts have been reclassified to
   -----------------
   conform to the 1999 presentation.

   Impact of Recently Issued Accounting Standards
   ----------------------------------------------

   In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 requires that an enterprise report, by major component and as a single total, the change in its equity during the period from nonowner sources, and SFAS No. 131 establishes annual and interim reporting requirements for an enterprise's operating segments, and related disclosures about its products and services, geographical areas in which it operates, and major customers. Both statements were effective for fiscal years beginning after December 15, 1997, with earlier application permitted. The Company adopted both of these statements in the first quarter of fiscal 1999 and the impact of adoption did not materially impact the Company's consolidated financial position or statements of income, shareholder's equity, and cash flows. The effects of adoption were primarily limited to form and content of the Company's disclosures.

2. Inventories

   Inventories consist of the following:
                                                                    1999                  1998
                                                                   -----------    -----------
                                                                         (In thousands)
      Raw materials                                                  $ 7,491        $10,297
      Work-in-process                                                  1,001          1,510
      Finished goods                                                   2,884          2,568
                                                                   -----------    -----------
                                                                      11,376         14,375

      Less reserve for obsolete and slow-moving inventory                185            146
                                                                   -----------    -----------

                                                                     $11,191        $14,229
                                                                   ===========    ===========

3. Long-term investments

   The Company's long-term investments represent investments in tax-free municipal bonds maturing in 2001 and carrying interest at rates ranging from 5.1% to 5.5%. The investments were purchased and are being held to secure the Company's outstanding letters of credit with a bank.

4. Employee benefit plans

   The Company has a trustee profit sharing plan covering substantially all of its employees. Under the provisions of the plan, the Company contributes amounts as authorized by the Board of Directors. Contributions to the profit sharing plan amounted to $784,000 for 1999, $992,000 for 1998 and $715,000
   for 1997.

PAGE 25
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5. Income taxes

   Deferred federal and state income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income tax liability as of February 28, 1999 and 1998 are as follows:

                                                                                  1999           1998
                                                                               -----------    -----------
                                                                                     (In thousands)
      Deferred tax liabilities:
       Depreciation methods and property basis differences                        $  944         $1,003
       Other assets                                                                  155            180
                                                                               -----------    -----------
         Total deferred income tax liabilities                                     1,099          1,183

      Deferred tax assets:
       Employee related items                                                        199            190
       Reserve for environmental liabilities                                          65             77
       Reserve for slow-moving inventory                                              14             14
       Reserve for doubtful accounts                                                 167            165
       Other                                                                         161            165
                                                                               -----------    -----------
         Total deferred tax assets                                                   606            611
                                                                               -----------    -----------
         Net deferred tax liability                                               $  493         $  572
                                                                               ===========    ===========

   Current income tax expense consists of:

                                                                    1999          1998           1997
                                                                 -----------   -----------    -----------
                                                                              (In thousands)
      Federal                                                       $2,679        $2,229         $3,065
      State                                                            326           381            327
                                                                 -----------   -----------    -----------
                                                                    $3,005        $2,610         $3,392
                                                                 ===========   ===========    ===========

   A reconciliation from the federal statutory tax rate to the effective tax rate for the years 1999, 1998 and 1997 is as follows:

                                                                    1999          1998           1997
                                                                 -----------   -----------    -----------
      Statutory tax rate                                            34.0%         34.0%          34.0%
      Expenses not deductible for tax purposes                       1.3           1.1            1.5
      State income taxes, net of federal income tax benefit          2.8           2.5            3.0
      Stock options exercised                                          0          (7.5)             0
      Other                                                         (0.6)         (3.0)           1.0
                                                                 -----------   -----------    -----------
      Effective tax rate                                            37.5%         27.1%          39.5%
                                                                 ===========   ===========    ===========

                                                                         PAGE 26
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.    Earnings per share

      Earnings per share is based on the month-end average number of shares outstanding during each year, adjusted for the dilutive effect of stock options. Cash dividends paid (or declared) per share are $.12 in 1999, $.10 in 1998 and $.06 in 1997.

      The following table sets forth the computation of basic and diluted earnings per share:

                                                                           1999                    1998                    1997
                                                                     ----------------         --------------         ---------------
                                                                          (In thousands, except share and per share amounts)
         Numerator:
            Net income for basic and diluted
               earnings per common share                             $       4,874            $     7,220            $      4,328
                                                                     ================         ==============         ===============

         Denominator:
            Denominator for basic earnings per
               common share - weighted -
               average shares                                            5,614,026              5,967,610               5,761,080

         Effect of dilutive securities:
            Employee and Director stock options                             37,298                124,634                 120,441
                                                                     ----------------         --------------         ---------------

            Denominator for diluted earnings per
               common share - adjusted
               weighted-average shares and
               assumed conversions                                       5,651,324              6,092,244               5,881,521
                                                                     ================         ==============         ===============
         Basic earnings per common share                             $         .87            $      1.21            $        .75
                                                                     ================         ==============         ===============
         Diluted earnings per common share                           $         .86            $      1.19            $        .74
                                                                     ================         ==============         ===============

7.    Stock options

      The Company has three Incentive Stock Option Plans for its employees. The maximum number of shares that may be issued under each of the plans is 750,000, 322,977 and 525,000 shares respectively. At February 28, 1999, options outstanding under these plans amounted to 235,417 of which 225,417 options are exercisable at prices (equal to the market price at the date of grant) ranging from $4.44 to $11.13 per share. These options expire February 2000 through December 2003. Included in these outstanding options are 10,000 options granted in fiscal 1999 with an exercise price of $8.875, which vest ratably over a five year period and expire in December 2003. During fiscal 1999, employees exercised 12,570 options at prices ranging from $4.44 to $11.13 per share and 5,050 options were forfeited.

      The Company also has three Nonstatutory Stock Option Plans for the independent directors of the Company. Under the plans, options are generally granted at 100 percent of the fair value of the shares at the grant date. The maximum number of shares that may be issued under each of the plans is 250,000, 115,762 and 157,500 shares. At February 28, 1999, options granted and outstanding under these plans amounted to 134,036 of which 65,436 options are vested and exercisable at prices ranging from $3.69 to $16.88 per share. Options under these plans vest ratably over a five year period and expire at various dates through July 2008. Included in these outstanding options are 70,000 options granted in 1999 with an exercise price of $11.13, which expire in July 2008. During fiscal 1999, none of the options under the plans were exercised and none were forfeited.

PAGE 27
                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.    Stock options (continued)

      A summary of the Company's stock option activity and related information is as follows:

                                                  1999                            1998                          1997
                                        --------------------------      --------------------------     --------------------------
                                                          Weighted                     Weighted                       Weighted
                                                          Average                      Average                        Average
                                                          Exercise                     Exercise                       Exercise
                                         Options           Price          Options        Price          Options         Price
                                        ---------       -----------      ---------    ------------     ----------    ----------
      Outstanding at beginning
         of  year                        307,073            $ 8.90        200,420         $ 4.42         565,496         $ 4.04
         Granted                          80,000             10.84        266,224          11.48          10,500           5.25
         Exercised                       (12,570)             9.38       (159,571)          7.59        (372,094)          3.87
         Forfeited                        (5,050)            17.74              -              -          (3,482)          4.44
                                        ---------       -----------      ---------    -----------      ----------    -----------
      Outstanding at end of year         369,453            $ 9.18        307,073         $ 8.90         200,420         $ 4.42
                                        =========       ===========      =========    ===========      ==========    ===========
      Exercisable at end of year         304,853            $ 8.76        288,173         $ 8.72         187,820         $ 4.39
                                        =========       ===========      =========    ===========      ==========    ===========
      Weighted average fair
        value of options granted
        during the year                                     $ 4.80                        $ 3.21                         $ 2.33
                                                        ===========                   ===========                    ===========

      Weighted average
        remaining contractual
        life in years
                                                              4.21                          3.94                           3.36
                                                         ==========                    ==========                     ==========

      Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation," requires the disclosure of pro forma net income and income per share of common stock information computed as if the Company had accounted for its stock options granted subsequent to February 28, 1995 under the fair value method set forth in SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: a risk-free interest rate ranging from 5.8% to 6.5%, a dividend yield of 1% and a volatility factor ranging from .458 to .498. In addition, the fair value of these options was estimated based on an expected life ranging from 1 1/2 years to 5 years.

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those described above, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of fair value for the Company's stock options.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the option's vesting period as adjusted for estimated forfeitures. The pro forma effect in fiscal 1999 and 1997 options granted is not material to the operations of the Company for fiscal 1999 and 1997. The Company's pro forma information for fiscal 1998 is as follows:

                                                                                        1998
                                                                                   --------------
                                                                        (In thousands except per share amount)
              Pro forma net income                                                      $6,445
              Pro forma earnings per common share:
                  Basic earnings per common share                                       $ 1.08
                  Diluted earnings per common share                                     $ 1.06

                                                             PAGE 28
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.    Stock options (continued)

      Effective January 7, 1999, the Board of Directors approved a stock rights plan, which authorized and declared a dividend distribution of one right for each share of common stock outstanding at the close of business on February 4, 1999. The rights are exercisable at an initial exercise price of $60, subject to certain adjustments as defined in the agreement, if a person or group acquires 15% or more of the Company's common stock or announces a tender offer that would result in ownership of 15% or more of the common stock. Alternatively, the rights may be redeemed at one cent per right at any time before a 15% position has been acquired. The rights expire on January 7, 2009.

8.    Long-term debt

      The Company has a credit facility with a bank which provides for a $15 million revolving line of credit, a $10 million Term Note A and a $10 million Term Note B.

      Long-term debt consists of the following:

                                                                                            1999                 1998
                                                                                         ---------            -----------
                                                                                                      (In thousands)
             Term Note A payable to bank, due in monthly installments of
                $138,889 through July 2002, with any remaining balance
                payable on July 1, 2002 (interest at 7.86 percent on
                February 28, 1999)                                                        $ 5,555              $ 7,223
             Term Note B payable to bank, due in monthly installments of
                $119,048 through February 2006, (interest at a fixed rate of
                6.80 percent for the term of the note)                                      9,881                    -
             Revolving line of credit with bank, due July 2001 (interest at 5.84
                percent on February 28, 1998)                                               7,750                5,550
             Industrial Revenue Bonds, due in July 1998 (interest at 7.9
                percent on February 28, 1998)                                                   -                   55
             Industrial Revenue Bonds, due in December 2003, payable in monthly installments (interest at 5.75 percent on February 28,
                1999)                                                                         215                  250
                                                                                         ----------           -----------
                                                                                           23,401               13,078
             Less amount due within one year                                                3,135                1,757
                                                                                         ----------           -----------
                                                                                          $20,266              $11,321
                                                                                         ==========           ===========

      The Company's credit facility and industrial revenue bonds are subject to loan agreements which require the Company to comply with various financial covenants including minimum requirements with regard to working capital, debt-to-net worth ratio, dividend payments, capital expenditures and cash flows. The Company was in compliance or obtained waivers for events of non-compliance with these covenants as of February 28, 1999. The Company's long-term debt is secured by receivables, inventory, equipment, and fixtures. Under the terms of the loan agreement, borrowing's on the revolving line of credit are subject to a borrowing base calculation which is limited to 80% of certain trade accounts receivable and a range of 50% to 60% of certain raw materials and finished good inventories and is reduced by the balance of outstanding letters of credit, which amounted to $548,000 at February 28, 1999.

      In February 1999, the Company entered into an interest rate protection agreement with the bank (the Swap Agreement) to modify the interest characteristics of the $10 million Term Note B from a variable rate to a fixed rate. The Swap Agreement involves the exchange of interest obligations over the life of the Term

PAGE 29
                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.   Long-term debt  (continued)

     Note B whereby the Company receives a fixed rate of 6.8% in exchange for a variable 30-day LIBOR rate plus 1.25% (6.2% at February 28, 1999) which is the stated interest rate under the Term Note B agreement.

     According to the terms of the Swap Agreement, the Company will make all future interest payments on the Term Note B at the fixed rate of 6.8%. To the extent the differences in the fixed rate and the variable rate are not material, the fair value of the Swap Agreement and changes in the fair value as a result of changes in the market interest rates will not be recognized in the financial statements. In the event of the early termination of the Term Note B, or any early termination of the Swap Agreement, any realized gain or loss from the Swap Agreement would be recognized as an adjustment to interest expense at that time.

     Maturities of long-term debt are as follows (in thousands):

                  2000                                                                           $3,135
                  2001                                                                            3,135
                  2002                                                                           10,885
                  2003                                                                            2,029
                  2004                                                                            1,479
                  Thereafter                                                                      2,738
                                                                                           ------------------
                                                                                                $23,401
                                                                                           ==================

9. Quarterly financial information, unaudited (in thousands, except per share amounts)

                                                                               Quarters Ended
                                                           May 31,       August 31,       November 30,   February 28,
                                                            1998            1998             1998            1999
                                                         ------------   -------------   --------------   -------------
               1999
               -----
               Net sales                                   $20,729         $20,721          $19,414         $20,058
               Gross profit                                  5,311           4,965            4,426           3,695
               Net income                                    1,576           1,445            1,149             704
               Basic earnings per common share                 .27             .25              .21        (a)  .14
               Diluted earnings per common share               .26             .25              .21        (a)  .14

                                                                               Quarters Ended
                                                           May 31,       August 31,       November 30,   February 28,
                                                            1997            1997             1997            1998
                                                         ------------   -------------   --------------   -------------
               1998
               -----
               Net sales                                   $18,387         $18,776          $18,080        $20,236
               Gross profit                                  5,221           4,946            4,560          4,759
               Net income                                    1,647           1,652            1,282          2,639
               Basic earnings per common share                 .28             .28              .21       (b)  .44
               Diluted earnings per common share               .27             .27              .21       (b)  .44

     (a) Included a pretax charge of $914,000 (or 10 cents per share) for the liquidation and write-down of tubular goods inventories.
     (b) Includes a one time tax benefit of approximately $1,076,000 (or 18 cents per share).

                                                                 PAGE 30
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  Operating segments

     Upon adoption of SFAS No. 131 in fiscal 1999, management evaluated the operations of the Company, which are primarily in the United States, and established two segments: (1) Manufactured Products and (2) Services. In prior years and throughout fiscal 1999, for quarterly reporting purposes, the Company disclosed segment information under the following three segments: (1) Electrical Products - manufactures petroleum and industrial lighting products, electrical bus ducts and electrical power centers; (2) Tubular Products - provides oil field tubular products and manufactures oil field pup joints; and (3) Galvanizing - provides hot dip galvanizing services for industries handling fabricated metal products. Under the provisions of SFAS 131, management has determined that it operates the business as two segments rather than three; therefore, the electrical products and tubular products have been combined into the Manufactured Products Segment and galvanizing has been renamed as the Services Segment.

     SFAS No. 131 modified existing standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

     The segments follow the same accounting policies as described in the summary of significant accounting policies (see Note 1). Information regarding operations and assets by segment is as follows:

                                                         1999                   1998                   1997
                                                    ---------------        ---------------        ---------------
           Net sales:
             Manufactured Products                      $46,400                $44,940                $34,057
             Services                                    34,522                 30,539                 23,646
                                                    ---------------        ----------------       ---------------
                                                        $80,922                $75,479                $57,703
                                                    ===============        ===============        ===============


           Operating income (a):
             Manufactured Products                      $ 4,380                $ 6,904               $ 5,261
             Services                                     7,474                  6,543                 5,930
                                                    ---------------        ---------------        ---------------
                                                         11,854                 13,447                11,191

           General corporate expenses                     3,119                  3,316                 2,938
           Interest expense                                 982                    737                   874
           Other (income) expense, net (b)                  (47)                  (515)                  226
                                                    ---------------        ---------------        ---------------
                                                          4,054                  3,538                 4,038
                                                    ---------------        ---------------        ---------------

           Income before income taxes                   $ 7,800                $ 9,909               $ 7,153
                                                    ===============        ===============        ===============

           Depreciation and amortization:
             Manufactured Products                      $ 1,152                $   994               $   958
             Services                                     2,358                   1,941                 1,593
             Corporate                                      120                     100                   113
                                                    ---------------        ------------------     ---------------
                                                        $ 3,630                $  3,035              $  2,664
                                                    ===============        ==================     ===============

PAGE 31
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  Operating segments (continued)

                                                                                1999                 1998                 1997
                                                                           ---------------      ---------------      --------------
          Additions to property, plant and equipment (including
                assets of purchased subsidiaries in 1998):
            Manufactured Products                                             $ 3,550              $ 1,355              $   649
            Services                                                            3,312                3,514                1,353
            Corporate                                                             130                   56                   35
                                                                           ---------------      ---------------      ---------------
                                                                              $ 6,992              $ 4,925              $ 2,037
                                                                           ===============      ===============      ===============

          Total assets:
            Manufactured Products                                             $28,994              $29,877              $19,784
            Services                                                           27,235               25,916               19,128
            Corporate                                                           2,170                2,109                7,083
                                                                           ---------------      ---------------      ---------------
                                                                              $58,399              $57,902              $45,995
                                                                           ===============      ===============      ===============

     (a) Operating income consists of net sales less cost of sales, specifically identifiable general and administrative expenses and selling expenses.

     (b) Other (income) expense, net includes gains and losses on sale of property, plant and equipment and other (income) expense not specifically identifiable to a segment.

11.  Commitments and contingencies

     The Company is subject to various environmental protection reviews by state and federal government agencies and has been identified as a potential responsible party in certain investigations conducted by these agencies. The Company did not expense any significant amounts related to environmental liabilities in 1999, 1998 or 1997. The ultimate liability, if any, which might result from such reviews or additional clean-up and remediation expenses cannot presently be determined; however, as a result of an internal analysis and prior clean-up efforts, management believes the results will not have a material impact on the Company and that the recorded reserves for estimated losses are adequate.

     In order to maintain permits to operate certain of the Company's facilities, future capital expenditures for equipment may be required to meet new or existing environmental regulations.

     The Company is involved from time to time in various suits and claims arising in the normal course of business. In management's opinion, the ultimate resolution of these matters will not have a material effect on the Company's financial position or results of operations.

12.  Acquisitions

     In March 1997, the Company purchased substantially all of the assets of Hobson Galvanizing for approximately $3.9 million in cash. The assets purchased were recorded at estimated fair value; the costs in excess of fair value for this acquisition of approximately $2.8 million were recorded as goodwill. In connection with this acquisition, the Company paid the selling shareholders $250,000 pursuant to an agreement not to compete.

                                                                       PAGE 32
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  Acquisitions (continued)

     The Company purchased substantially all of the assets of International Galvanizers, Inc. in December 1997 for approximately $1.7 million in cash. Costs in excess of estimated fair value of this acquisition were approximately $350,000 were recorded to goodwill. Additionally, the Company paid the selling shareholder $50,000 pursuant to an agreement not to compete.

     In February 1998 the Company purchased substantially all of the assets of Drilling Rig Electrical Systems Co. (DRES-CO), a company which is involved in the design and installation of electrical systems on land based and offshore drilling rigs, for approximately $1.2 million in cash. Costs in excess of estimated fair value of this acquisition were approximately $190,000 were recorded to goodwill.

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

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
Aztec Manufacturing Co.

We have audited the accompanying consolidated balance sheets of Aztec Manufacturing Co. as of February 28, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aztec Manufacturing Co. at February 28, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 28, 1999, in conformity with generally accepted accounting principles.

/s/ ERNST & YOUNG LLP



Fort Worth, Texas
March 29, 1999

                                                           CORPORATE INFORMATION



                     STOCK PRICES AND DIVIDENDS PER SHARE

                                  Quarter Ended      Quarter Ended     Quarter Ended      Quarter Ended
                                     May 31,          August 31,        November 30,       February 28,
                               ---------------------------------------------------------------------------
Per Share                         1999     1998      1999     1998     1999     1998     1999      1998
----------------------------------------------------------------------------------------------------------
High                              15-1/2   12-3/8   13-7/16   19-7/8   10      24-9/16   10-5/8   18-15/16
Low                               12-3/8    9-1/8    8-3/4    12-1/2    6-5/8  15-3/4     8-1/4   10-3/4
Dividends declared               $   .00  $   .00  $   .00   $   .00  $   .00 $   .00   $   .12  $   .10

Stock Prices: Aztec's common stock is listed for trading on the New York Stock Exchange and its symbol is AZZ. Prior to March 20, 1997, its common stock was listed on the NASDAQ Stock Market. The above table sets forth the high and low sales prices for the Company's common stock on the New York and NASDAQ Stock Exchanges, as appropriate, on a quarterly basis.

BOARD OF DIRECTORS
L. C. MARTIN
Chairman of the Board and Chief Executive Officer of the Company

DAVID H. DINGUS
President and Chief Operating Officer of the Company

DANA L. PERRY
Vice President of Finance, Chief Financial Officer of the Company
Assistant Secretary of the Company

MARTIN C. BOWEN
Vice President  and Chief Financial Officer of Fine Line, Inc.

R. J. SCHUMACHER
Vice President of Texland Petroleum, Inc.

KEVERN R. JOYCE
President, CEO and Chairman TNP Enterprises, Inc.

W. C. WALKER
Management Consultant

SAM ROSEN
Partner in the Law Firm of Shannon, Gracey, Ratliff & Miller, L.L.P., Secretary of the Company

DR. H. KIRK DOWNEY
Professor of Management and Dean of the M.J. Neeley School of Business, Texas Christian University

ROBERT H. JOHNSON
CPA and Financial Consultant

ADVISORY DIRECTOR

JOHN G. RICHARDS
Fort Worth Investor

EXECUTIVE OFFICERS
L. C. MARTIN
Chairman of the Board and Chief Executive Officer

DAVID H. DINGUS
President and Chief Operating Officer

FRED L. WRIGHT, JR.
Senior Vice President/Services Segment

DANA L. PERRY
Vice President of Finance, Chief Financial Officer, Assistant Secretary

SAM ROSEN
Secretary

OTHER INFORMATION

LEGAL COUNSEL
Shannon, Gracey, Ratliff & Miller, L.L.P., Fort Worth, Texas

INDEPENDENT AUDITORS
Ernst & Young LLP, Fort Worth, Texas

TRANSFER AGENT & REGISTRAR
Harris Trust and Savings Bank, Chicago, Illinois

STOCK LISTING
New York Stock Exchange, NYSE Symbol - AZZ

FORM 10-K

Shareholders may obtain a copy of the Company's Form 10-K for the year ended February 28, 1999, as filed with the Securities and Exchange Commission by writing Dana Perry at the Company's Corporate Office.

ANNUAL MEETING
July 13, 1999, 10:00 a.m.
Fort Worth Petroleum Club
Fort Worth, Texas

                                      AZZ
                                  ----------
                                    Listed
                                  ----------
                                     NYSE
                          THE NEW YORK STOCK EXCHANGE

                               CORPORATE OFFICE
                                400 N. Tarrant
                                 P.O. Box 668
                             Crowley, Texas 76036
                              817/297-4361 Phone
                               817/297-4621 Fax